                                                Filed Pursuant to Rule 424(b)(3)
                                            Registration Statement No. 333-26217



                             GREAT SOUTHERN BANCORP
                        2000 PALM BEACH LAKES BOULEVARD
                                  EIGHTH FLOOR
                         WEST PALM BEACH, FLORIDA 33409
                                 (561)683-1600

                             ---------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

              TO BE HELD ON WEDNESDAY, JUNE 18, 1997, AT 9:00 A.M.

                             ---------------------

     NOTICE IS HEREBY GIVEN that a special meeting of shareholders (the "Special Meeting") of Great Southern Bancorp ("Great Southern") will be held at the Omni Hotel, located at 1601 Belvedere Road, West Palm Beach, Florida, on Wednesday, June 18, 1997, at 9:00 a.m., local time, for the following purposes:

          1. Merger. To consider and vote upon the proposed merger (the "Merger") of Great Southern with and into The Colonial BancGroup, Inc. ("BancGroup"), in accordance with an Agreement and Plan of Merger, dated as of March 6, 1997 between Great Southern and BancGroup (the "Agreement"). BancGroup will be the surviving corporation in the Merger. Each share of common stock of Great Southern outstanding at the time of the Merger will be converted into the right to receive shares of BancGroup Common Stock with a market value (as calculated in accordance with the terms of the Agreement) at the time of the Merger of $13.05, subject to a maximum and minimum number of shares to be issued, with cash paid in lieu of fractional shares at the market value of such fractional shares, as described more fully in the accompanying Proxy Statement and Prospectus. The Agreement is attached to the Proxy Statement and Prospectus as Appendix A.

          2. Other Matters. To transact such other business as may properly come before the Special Meeting or any adjournments or postponements thereof.

     The Board of Directors of Great Southern has fixed the close of business on Wednesday, May 14, 1997, as the record date for the determination of shareholders entitled to notice of and to vote at the Special Meeting. Only holders of record of the common stock of Great Southern at the close of business on that date will be entitled to notice of and to vote at the Special Meeting or any adjournments or postponements thereof. Great Southern shareholders are entitled to assert dissenters' rights pursuant to the Florida Business Corporation Act. A copy of the dissenters' rights provisions is attached to the enclosed Proxy Statement and Prospectus as Appendix C.

     You are cordially invited to attend the Special Meeting, but whether or not you plan to attend, please complete and sign the enclosed form of proxy and mail it promptly in the enclosed envelope. The proxy may be revoked at any time by filing a written revocation with the Secretary of Great Southern, by executing a later dated proxy and delivering it to the Secretary of Great Southern, or by attending the Special Meeting and voting in person.

                                          BY ORDER OF THE BOARD OF DIRECTORS

                                          /s/ C. Robert Stock

                                          C. ROBERT STOCK
                                          Chairman

May 16, 1997

PROXY STATEMENT AND PROSPECTUS

                          THE COLONIAL BANCGROUP, INC.

                                  COMMON STOCK

                             GREAT SOUTHERN BANCORP

     SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON WEDNESDAY, JUNE 18, 1997

     This Proxy Statement and Prospectus (the "Prospectus") relates to the proposed merger (the "Merger") of Great Southern Bancorp, a Florida corporation ("Great Southern"), with and into The Colonial BancGroup, Inc., a Delaware corporation ("BancGroup"). This Prospectus is being furnished to the shareholders of Great Southern in connection with the solicitation of proxies by the Board of Directors of Great Southern for use at a special meeting of the shareholders of Great Southern (the "Special Meeting") to be held on Wednesday, June 18, 1997, at 9:00 a.m., local time, at the Omni Hotel, 1601 Belvedere Road, West Palm Beach, Florida, including any adjournments or postponements thereof. At the Special Meeting, shareholders of Great Southern will consider and vote upon the matters set forth in the preceding Notice of Special Meeting of the Shareholders, as more fully described in this Prospectus.

     The Merger will be consummated pursuant to the terms of a certain Agreement and Plan of Merger dated as of March 6, 1997 by and between BancGroup and Great Southern (the "Agreement"). The Agreement provides that, subject to the approval of the Agreement by the shareholders of Great Southern at the Special Meeting and the satisfaction (or waiver, to the extent that such waiver is permitted by law) of other conditions contained in the Agreement, Great Southern will be merged with and into BancGroup and BancGroup will be the surviving corporation. Each issued and outstanding share of common stock, par value $.01 per share, of Great Southern (the "Great Southern Common Stock"), shall be converted into shares of the common stock, par value $2.50 per share, of BancGroup (the "BancGroup Common Stock") with a market value of $13.05, subject to a maximum and minimum number of shares to be issued, with the market value determined by the average of the market price of BancGroup Common Stock for the 10 trading days ending on the trading day that is five calendar days immediately preceding the Effective Date of the Merger. See "THE MERGER -- Conversion of Great Southern Common Stock." The shares of BancGroup Common Stock are listed on the New York Stock Exchange ("NYSE"). The closing price per share of the BancGroup Common Stock on the NYSE on May 9, 1997 was $23 7/8.

     Consummation of the Merger requires, among other things, the affirmative vote of the holders of at least a majority of the outstanding shares of Great Southern Common Stock.

     BancGroup has filed a Registration Statement pursuant to the Securities Act of 1933, as amended (the "Securities Act"), to register the shares of the BancGroup Common Stock to be issued in connection with the Merger as well as to register shares of BancGroup Common Stock to be issued upon the exercise of employee stock options respecting Great Southern Common Stock assumed by BancGroup as part of the Merger. This document constitutes a Proxy Statement of Great Southern in connection with the solicitation of proxies by Great Southern for the Special Meeting and a Prospectus of BancGroup with respect to the BancGroup Common Stock to be issued in the Merger and with respect to the BancGroup Common Stock to be issued upon the exercise of employee stock options assumed in the Merger. This Prospectus and accompanying form of proxy are first being mailed to shareholders of Great Southern on or about the date set forth below.

     THE BOARD OF DIRECTORS OF GREAT SOUTHERN UNANIMOUSLY RECOMMENDS APPROVAL OF THE AGREEMENT.
                             ---------------------
   THE SECURITIES TO WHICH THIS PROSPECTUS RELATES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
    COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------
THE SHARES OF BANCGROUP COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY
                           OTHER GOVERNMENTAL AGENCY.

     The principal office and mailing address of Great Southern are 2000 Palm Beach Lakes Boulevard, Eighth Floor, West Palm Beach, Florida 33409 (telephone 561-683-1600), and the principal office and mailing address of BancGroup are Colonial Financial Center, One Commerce Street, Post Office Box 1108, Montgomery, Alabama 36101 (telephone 334-240-5000).

                  THE DATE OF THIS PROSPECTUS IS MAY 16, 1997.

                             AVAILABLE INFORMATION

     BancGroup is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information filed by BancGroup, including proxy and information statements, can be inspected and copied at the public reference facilities of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at certain regional offices: 7 World Trade Center, 13th Floor, New York, New York 10048; Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; 1401 Brickell Avenue, Suite 200, Miami, Florida 33131; 1801 California Street, Suite 4800, Denver, Colorado 80202-2648; and 5670 Wilshire Boulevard, 11th Floor, Los Angeles, California 90036-3648. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

     The Commission also maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as BancGroup, that file electronically with the Commission.

     The BancGroup Common Stock is listed for trading on the NYSE. Reports, including proxy and information statements, of BancGroup and other information may be inspected at the NYSE, 20 Broad Street, New York, New York 10005.

     BancGroup has filed with the Commission a Registration Statement under the Securities Act to register the shares of BancGroup Common Stock being offered in connection with the Merger. This Prospectus omits certain information contained in the Registration Statement and exhibits thereto. Such Registration Statement, including the exhibits thereto, can be inspected at the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of such Registration Statement can be obtained at prescribed rates from the Commission at that address.

     The information in this Prospectus concerning BancGroup and its subsidiaries has been furnished by BancGroup, and the information concerning Great Southern and its subsidiary has been furnished by Great Southern.

                      DOCUMENTS INCORPORATED BY REFERENCE

     THIS PROSPECTUS INCORPORATES DOCUMENTS OF BANCGROUP BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE, WITHOUT CHARGE, UPON REQUEST FROM THE PERSONS SPECIFIED BELOW. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE RECEIVED BY BANCGROUP NO LATER THAN FIVE BUSINESS DAYS PRIOR TO THE SPECIAL MEETING.

     The following documents filed by BancGroup with the Commission are hereby incorporated by reference into this Prospectus:

          (1) BancGroup's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

          (2) BancGroup's Report on Form 8-K dated January 20, 1997;

          (3) BancGroup's Report on Form 8-K dated March 10, 1997;

          (4) BancGroup's Report on Form 8-K dated April 15; and

          (5) BancGroup's Registration Statement on Form 8-A dated November 22, 1994, effective February 22, 1995, containing a description of the BancGroup Common Stock.

     All documents filed by BancGroup pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the Special Meeting, or, in the case of the exercise of employee stock options that are being assumed by BancGroup, prior to the exercise of such options, shall be deemed incorporated by reference in this Prospectus and made a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed incorporated herein by reference will be deemed to be modified or superseded for the purpose of this Prospectus to the extent that a statement contained herein or in another subsequently filed document which also is, or is deemed to be, incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     BancGroup has entered into the Agreement with Great Southern regarding the Merger described herein. Various provisions of the Agreement are summarized or referred to in this Prospectus, and the Agreement is incorporated by reference into this Prospectus and attached hereto as Appendix A.

     BancGroup will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on the request of any such person, a copy of any and all of the documents which have been incorporated herein by reference but not delivered herewith (other than the exhibits to such documents unless specifically incorporated herein). Such request, in writing or by telephone, should be directed to W. Flake Oakley, IV, Secretary, The Colonial BancGroup, Inc., One Commerce Street, Post Office Box 1108, Montgomery, Alabama 36192 (telephone 334-240-5000).

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
SUMMARY.....................................................     1

THE SPECIAL MEETING.........................................    10
General.....................................................    10
Record Date; Shares Entitled to Vote; Vote Required for the
  Merger....................................................    10
Solicitation, Voting and Revocation of Proxies..............    10
Effect of Merger on Outstanding BancGroup Common Stock......    11

THE MERGER..................................................    12
General.....................................................    12
Background of the Merger....................................    12
Great Southern's Board of Directors' Reasons for Approving
  the Merger................................................    14
Opinion of Great Southern's Financial Advisor...............    15
Recommendation of the Board of Directors of Great
  Southern..................................................    20
BancGroup's Reasons for the Merger..........................    20
Interests of Certain Persons in the Merger..................    20
Conversion of Great Southern Common Stock...................    21
Surrender of Great Southern Common Stock Certificates.......    22
Certain Federal Income Tax Consequences.....................    22
Other Possible Consequences.................................    24
Conditions to Consummation of the Merger....................    24
Amendment or Termination....................................    25
Regulatory Approvals........................................    25
Conduct of Business Pending the Merger......................    27
Commitments with Respect to Other Offers....................    28
Indemnification.............................................    29
Rights of Dissenting Shareholders...........................    29
Resale of BancGroup Common Stock Issued in the Merger.......    30
Accounting Treatment........................................    31
NYSE Reporting of BancGroup Common Stock Issued in the
  Merger....................................................    31
Treatment of Great Southern Options.........................    31

COMPARATIVE MARKET PRICES AND DIVIDENDS.....................    33
BancGroup...................................................    33
Great Southern..............................................    34

BANCGROUP CAPITAL STOCK AND DEBENTURES......................    35
BancGroup Common Stock......................................    35
Preference Stock............................................    36
1986 Debentures.............................................    36
Changes in Control..........................................    37

COMPARATIVE RIGHTS OF STOCKHOLDERS..........................    39
Director Elections..........................................    39
Removal of Directors........................................    39
Voting......................................................    39
Preemptive Rights...........................................    39
Directors' Liability........................................    39
Indemnification.............................................    40
Special Meetings of Stockholders; Action Without a
  Meeting...................................................    41
Mergers, Share Exchanges and Sales of Assets................    41
Amendment of Certificate of Incorporation and Bylaws........    42
Rights of Dissenting Stockholders...........................    42
Preferred Stock.............................................    42
Effect of the Merger on Great Southern Shareholders.........    43

                                                              PAGE
                                                              ----
THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES...............    44
Condensed Pro Forma Statements of Condition (Unaudited).....    44
Condensed Pro Forma Statements of Income (Unaudited)........    49
Recent Developments.........................................    54
Selected Financial Data.....................................    56

GREAT SOUTHERN BANCORP......................................    59
Selected Financial Data.....................................    59
Management's Discussion and Analysis of Financial Condition
  and Results of Operations for the Fiscal Years Ended
  December 31, 1996, 1995 and 1994..........................    60

BUSINESS OF BANCGROUP.......................................    72
General.....................................................    72
Proposed Affiliate Banks....................................    72
Voting Securities and Principal Stockholders................    73
Security Ownership of Management............................    73
Management Information......................................    74

BUSINESS OF GREAT SOUTHERN..................................    75
General.....................................................    75
Market Area.................................................    75
Properties..................................................    75
Competition.................................................    76
Principal Holders of Common Stock...........................    76

ADJOURNMENT OF SPECIAL MEETING..............................    77

OTHER MATTERS...............................................    78

DATE FOR SUBMISSION OF BANCGROUP STOCKHOLDER PROPOSALS......    78

LEGAL MATTERS...............................................    78

EXPERTS.....................................................    78

INDEX TO FINANCIAL STATEMENTS...............................   F-1

APPENDIX A -- Agreement and Plan of Merger..................   A-1

APPENDIX B -- Opinion of Financial Adviser..................   B-1

APPENDIX C -- Sections 607.1301, 607.1302 and 607.1320 of
              the Florida Business Corporation Act Regarding
              Dissenters' Rights............................   C-1

                             ---------------------

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE SOLICITATION OF PROXIES OR THE OFFERING OF SECURITIES MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY BANCGROUP OR GREAT SOUTHERN. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION, TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF BANCGROUP OR GREAT SOUTHERN SINCE THE DATE OF THIS PROSPECTUS OR THAT INFORMATION IN THIS PROSPECTUS OR IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THE DATES THEREOF.

                                    SUMMARY

     The following provides a summary of certain information included in this Prospectus. This summary is qualified in its entirety by the more detailed information appearing elsewhere herein, the Appendices hereto and the documents incorporated herein by reference. Shareholders of Great Southern are urged to read this Prospectus in full.

GENERAL

     This Prospectus relates to the issuance of shares of BancGroup Common Stock in connection with the proposed Merger of Great Southern with and into BancGroup.

THE SPECIAL MEETING

     The Special Meeting will be held at the Omni Hotel, 1601 Belvedere Road, West Palm Beach, Florida on Wednesday, June 18, 1997, at 9:00 a.m., local time, for the purpose of considering and voting upon the Merger and the Agreement. Only holders of record of Great Southern Common Stock at the close of business on Wednesday, May 14, 1997 (the "Record Date") are entitled to the notice of and to vote at the Special Meeting. As of the Record Date, 1,590,845 shares of Great Southern Common Stock were issued and outstanding. See "THE SPECIAL MEETING."

THE COMPANIES

     BancGroup. BancGroup is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended (the "BHCA"). It was organized in Delaware in 1974 and has operated under its current name and management since 1981. BancGroup operates wholly owned commercial banking subsidiaries in the states of Alabama, Florida, Georgia and Tennessee, each under the name Colonial Bank. Colonial Bank conducts a full service commercial banking business in the State of Alabama through 110 branches. In Tennessee, Colonial Bank conducts a general commercial banking business through three branches. In Georgia, Colonial Bank, operates eleven branches in the Atlanta area and three branches in the Dalton area. In Florida, Colonial Bank operates eleven branches in the Orlando and Ormond Beach areas, nine branches in Dade, Broward and Palm Beach counties, six branches in Eustis and Lake County and eight branches in the Hillsborough County (Tampa) area. BancGroup has also entered into agreements to acquire two additional banks. BancGroup plans to merge all of its existing subsidiary banks into its Alabama bank, Colonial Bank, no later than July 1, 1997. Colonial Mortgage Company, a subsidiary of the Colonial Bank in Alabama, is a mortgage banking company which services approximately $10.6 billion in residential loans and which originates residential mortgages in 37 states through 6 regional offices. At December 31, 1996, BancGroup had consolidated total assets of $4.9 billion and consolidated stockholders' equity of $343.2 million. Since December 31, 1996, BancGroup has acquired six banks with aggregate assets of $1.1 billion and aggregate stockholders' equity of $83.3 million. These acquisitions are included in the pro forma statements included herein. See "BUSINESS OF BANCGROUP."

     Great Southern. Great Southern is a bank holding company under the BHCA, having been incorporated on March 21, 1995 solely for the purpose of acquiring the outstanding shares of Great Southern Bank (the "Bank"). The acquisition was concluded as of January 1, 1996. As of December 31, 1996, Great Southern's consolidated assets totaled approximately $119.2 million. Great Southern's sole operating subsidiary, the Bank, is an independent commercial bank chartered by the State of Florida and headquartered in West Palm Beach, Florida. The Bank commenced operations on April 17, 1989. Currently, the Bank operates five offices located in central and northern Palm Beach County, Florida. At December 31, 1996, the Bank's assets totaled approximately $119.1 million, its deposits totaled approximately $108 million and its shareholders' equity totaled approximately $9.9 million. See "BUSINESS OF GREAT SOUTHERN."

TERMS OF THE MERGER

     The Agreement provides for the Merger of Great Southern with and into BancGroup, with BancGroup to be the surviving corporation. Upon the date of consummation of the Merger (the "Effective Date"), each outstanding share of Great Southern Common Stock (except shares as to which dissenters' rights are perfected) shall be converted by operation of law and without any action by any holder thereof into shares of BancGroup Common Stock. The number of shares of BancGroup Common Stock into which each outstanding share of Great Southern Common Stock on the Effective Date shall be converted shall be equal to $13.05 divided by the Market Value (the "Merger Consideration"). The "Market Value" shall represent the per share market value of the BancGroup Common Stock at the Effective Date and shall be determined by calculating the average of the closing prices of the BancGroup Common Stock as reported by the NYSE on each of the 10 trading days ending on the trading day five calendar days immediately preceding the Effective Date, provided that the Market Value shall not be less than $19.88 nor more than $26.88, regardless of the actual market value as calculated. Accordingly, the maximum number of shares of BancGroup Common Stock to be issued in the Merger shall be 1,044,292 (based upon a minimum Market Value of $19.88) and the minimum number of shares of BancGroup Common Stock to be issued in the Merger shall be 772,341 (based upon a maximum Market Value of $26.88), based upon the 1,590,845 shares of Great Southern Common Stock outstanding as of the March 6, 1997 date of the Agreement. To the extent that as of the Effective Date the number of shares of Great Southern Common Stock outstanding has increased as a result of the exercise of employee stock options for Great Southern Common Stock after March 6, 1997, the number of shares of BancGroup Common Stock to be issued in the Merger will increase with each share of Great Southern Common Stock outstanding at the Effective Date exchanged for a number of shares of BancGroup Common Stock equal to $13.05 divided by the Market Value and the minimum and maximum number of shares of BancGroup Common Stock will also be adjusted to take into account increases in the number of shares of Great Southern Common Stock outstanding in excess of 1,590,845 shares as a result of such exercises.

     No fractional shares of BancGroup Common Stock will be issued in connection with the Merger. To the extent that a fractional interest arises as a result of the BancGroup Common Stock issuable in the Merger, cash will be paid in lieu thereof based upon the Market Value.

     As of the date of this Prospectus, Great Southern had granted options (the "Great Southern Options") which entitle the holders thereof to acquire up to 140,775 shares of Great Southern Common Stock. On the Effective Date, BancGroup shall assume all Great Southern Options outstanding, and each such option shall represent the right to acquire BancGroup Common Stock on substantially the same terms applicable to the Great Southern Options. The number of shares of BancGroup Common Stock to be issued pursuant to such options shall equal the number of shares of Great Southern Common Stock subject to such Great Southern Options multiplied by the Exchange Ratio, as defined below, provided that no fractions of shares of BancGroup Common Stock shall be issued. The number of shares of BancGroup Common Stock to be issued upon the exercise of Great Southern Options, if a fractional share exists, shall equal the number of whole shares obtained by rounding to the nearest whole number, giving account to such fraction, or by paying for such fraction in cash. The exercise price for the acquisition of BancGroup Common Stock shall be the exercise price for each share of Great Southern Common Stock subject to such options divided by the Exchange Ratio, adjusted appropriately for any rounding to whole shares that may be required. The "Exchange Ratio" shall mean the result obtained by dividing $13.05 by the Market Value.

     Great Southern shareholders will be given notice of the consummation of the Merger promptly after the Effective Date of the Merger. Certificates for the shares of BancGroup Common Stock issued will not be distributed or dividends paid on such shares until shareholders surrender their certificates representing their shares of Great Southern Common Stock.

     See "THE MERGER -- Conversion of Great Southern Common Stock," "Surrender of Great Southern Common Stock Certificates," and "Treatment of Great Southern Options."

     For certain information concerning dissenters' rights, voting at the Special Meeting, and management of BancGroup and Great Southern, see "THE
MERGER -- Rights of Dissenting Shareholders," "-- Conversion of Great Southern Common Stock;" "THE SPECIAL MEETING -- Solicitation, Voting and Revocation of Proxies," "-- Record Date; Shares Entitled to Vote; Vote Required;" "BUSINESS OF BANCGROUP -- Voting Securities and Principal Stockholders," "-- Security Ownership of Management," and "BUSINESS OF GREAT SOUTHERN -- Principal Holders of Common Stock."

RECOMMENDATION OF GREAT SOUTHERN'S BOARD OF DIRECTORS

     The Board of Directors of Great Southern has unanimously approved the Agreement. THE BOARD OF DIRECTORS OF GREAT SOUTHERN BELIEVES THAT THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, THE SHAREHOLDERS OF GREAT SOUTHERN, AND RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE APPROVAL OF THE AGREEMENT. For a discussion of the factors considered by the Board of Directors in reaching its conclusions, see "THE MERGER -- Background of the Merger" and "Great Southern's Board of Directors' Reasons for Approving the Merger."

OPINION OF FINANCIAL ADVISOR

     Great Southern has received an opinion from ABN AMRO Chicago Corporation that the Merger Consideration to be paid to the shareholders of Great Southern is fair from a financial point of view. The full text of ABN AMRO Chicago Corporation's opinion, which describes the procedures followed, assumptions made, limitations on the review taken, and other matters in connection with rendering such opinion, is set forth as Appendix B to this Prospectus and should be read in its entirety by Great Southern shareholders. For additional information regarding ABN AMRO Chicago Corporation's opinion, see "THE MERGER -- Opinion of Financial Advisor."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Certain of the executive officers of Great Southern hold Great Southern Options which entitle them to purchase, in the aggregate, up to 116,575 shares of Great Southern Common Stock. Under the terms of the Agreement, any Great Southern Options which are not exercised prior to the Effective Date will be assumed by BancGroup. See "THE MERGER -- Conversion of Great Southern Common Stock" and "Treatment of Great Southern Options."

     The Agreement stipulates that it is a condition to BancGroup's obligation to close the Merger that C. Robert Stock, J. Russell Greene, Sally L. Teel and Gerald F. Martens, each an executive officer of Great Southern and the Bank, enter into new employment agreements with Colonial Bank, which will provide for
(i) terms of one year, (ii) annual salaries for Messrs. Stock, Greene and Martens, and for Ms. Teel of $130,400, $113,400, $100,000 and $103,200
respectively, which represent their current salaries and (iii) non-competition agreements to run concurrently with each one year term. The current employment agreements between such persons and Great Southern will be terminated and Messrs. Stock, Greene and Martens and Ms. Teel will receive lump-sum payments at the Effective Date of $391,200, $283,500, $100,000 and $103,200, respectively, pursuant to such agreements.

     On the Effective Date, and subject to the existing agreements referenced above, all employees of Great Southern shall, at BancGroup's option, either become employees of BancGroup or its subsidiaries or be entitled to severance benefits in accordance with Colonial Bank's severance policy as of the date of the Agreement. All employees of Great Southern who become employees of BancGroup or its subsidiaries on the Effective Date shall be entitled, to the extent permitted by applicable law, to participate in all benefit plans of BancGroup to the same extent as BancGroup's employees.

     Under the Agreement, BancGroup has agreed to indemnify the directors and executive officers of Great Southern against certain claims and liabilities arising out of or pertaining to matters existing or occurring at or prior to the Effective Date, to the extent that Great Southern would have been authorized under Florida law, or under its Articles of Incorporation or Bylaws, to indemnify such persons.

     Except as indicated above, none of the directors or executive officers of Great Southern, and no associate of any such person, has any substantial direct or indirect interest in the Merger, other than an interest arising from the ownership of Great Southern Common Stock.

     See "THE MERGER -- Interests of Certain Persons in the Merger."

VOTE REQUIRED

     Under Florida law, the Agreement must be approved by the affirmative vote of the holders of at least a majority of the outstanding shares of Great Southern Common Stock. Each share of Great Southern Common Stock is entitled to one vote on the Agreement. Approval of the Agreement and the Merger by BancGroup stockholders is not required under Delaware, Florida or other applicable law, or the rules of the NYSE on which the BancGroup Common Stock is listed. See "THE SPECIAL MEETING."

     Only holders of record of Great Southern Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting. As of such date, 1,590,845 shares of Great Southern Common Stock were issued and outstanding. As of the Record Date, the directors and executive officers of Great Southern and the Bank held approximately 27.41% of the outstanding shares of Great Southern Common Stock. As of the same date, the directors, executive officers and affiliates of BancGroup held no shares of Great Southern Common Stock. See "THE SPECIAL MEETING."

     The directors of Great Southern own 428,250 shares of Great Southern Common Stock representing approximately 26.92% of the outstanding shares and have agreed with BancGroup to vote their shares in favor of the Agreement. See "THE SPECIAL MEETING." As of April 30, 1997, Directors and executive officers of BancGroup beneficially owned in the aggregate 4,454,136 shares of BancGroup Common Stock representing approximately 10.46% of BancGroup's outstanding shares.

     Proxies should be returned to Great Southern in the envelope enclosed herewith. Shareholders of Great Southern submitting proxies may revoke their proxies by (i) giving notice of such revocation in writing to the Secretary of Great Southern at or prior to the Special Meeting, (ii) by executing and delivering a proxy bearing a later date to the Secretary of Great Southern at or prior to the Special Meeting, or (iii) by attending the Special Meeting and voting in person. Because approval of the Agreement requires the approval of at least a majority of the outstanding shares of Great Southern Common Stock, failure to submit a proxy or failure to vote in person at the Special Meeting will have the same effect as a negative vote. See "THE SPECIAL
MEETING -- Solicitation, Voting and Revocation of Proxies."

RIGHTS OF DISSENTING SHAREHOLDERS

     Holders of Great Southern Common Stock as of the Record Date are entitled to dissenters' rights of appraisal pursuant to Sections 607.1301, 607.1302 and
607.1320 of the FBCA. The FBCA, as explained more fully in "THE MERGER -- Rights of Dissenting Shareholders," permits a shareholder to dissent from the Merger and obtain payment for the fair value of his shares. Such "fair value" may be determined in a judicial proceeding, the result of which cannot be predicted. Shareholders wishing to exercise dissenters' rights must follow properly all requirements for the exercise of such rights as set forth in Sections 607.1301,
607.1302 and 607.1320 of the FBCA, a copy of which is attached as Appendix C to this Prospectus. See "THE MERGER -- Rights of Dissenting Shareholders." Any shareholder who properly exercises dissenters' rights and receives cash for his or her shares will encounter income tax treatment different than the treatment for shareholders who do not exercise dissenters' rights. See "THE
MERGER -- Rights of Dissenting Shareholders."

CONDITIONS TO THE MERGER

     The parties' obligation to consummate the Merger is subject to the satisfaction (or waiver, to the extent permitted by law) of various conditions set forth in the Agreement.

     The mutual obligations of the parties to consummate the Merger are subject to the following conditions, among others: (i) the approval of the Agreement by the holders of at least a majority of the outstanding shares of Great Southern Common Stock; (ii) the notification to or approval of the Merger by The Board of Governors of the Federal Reserve System (the "Federal Reserve") and the approval of the merger of the Bank with Colonial Bank (the "Bank Merger") by the Alabama Banking Department (the "Alabama Department") and the Federal Reserve; (iii) the absence of any pending or threatened litigation which seeks to restrain or prohibit the Merger; (iv) the consummation of the Merger on or before December 31, 1997; and (v) receipt of opinions of counsel as to certain matters, including tax matters.

     The obligation of Great Southern to consummate the Merger is further subject to several conditions, including: (i) the absence of any material adverse changes in the financial condition or affairs of BancGroup; and (ii) the shares of BancGroup Common Stock to be issued under the Agreement shall have been approved for listing on the NYSE.

     The obligations of BancGroup to consummate the Merger are subject to various conditions, including: (i) the absence of any material adverse change in the financial condition or affairs of Great Southern; (ii) the holders of not more than 10% of the outstanding shares of Great Southern Common Stock shall have exercised dissenters' rights with respect to their shares; and (iii) the receipt of a letter from Coopers & Lybrand L.L.P., BancGroup's independent accountants, to the effect that the independent accountants concur with the conclusions of BancGroup's and Great Southern's management that no conditions exist with respect to each company which would preclude accounting for the Merger as a pooling of interests.

     Applications for appropriate regulatory approvals by the Federal Reserve and the Alabama Department were filed with such agencies on or about April 21, 1997. The regulatory approval process is expected to take approximately two months from that date, and it is anticipated that the Merger will be consummated on or about July 1, 1997.

     See "THE MERGER -- Conditions to Consummation of the Merger" and "Regulatory Approvals."

AMENDMENT OR TERMINATION OF AGREEMENT

     The Boards of Directors of BancGroup and Great Southern may agree to amend or terminate the Agreement at any time prior to the Effective Date. However, the Board of Directors of Great Southern shall not agree to any amendments to the Agreement which would alter the Merger Consideration or which, in the opinion of the Board of Directors of Great Southern, would adversely affect the rights of the shareholders of Great Southern, unless such amendments are approved by the holders of a majority of the outstanding Great Southern Common Stock. Such amendments may require the filing of an amendment of the Registration Statement, of which this Prospectus forms a part, with the Commission. See "THE MERGER -- Amendment or Termination."

COMPARISON OF SHAREHOLDER RIGHTS

     The rights of the holders of the Great Southern Common Stock may be different from the rights of the holders of the BancGroup Common Stock. A discussion of these rights and a comparison thereof is set forth at "COMPARATIVE RIGHTS OF STOCKHOLDERS."

FEDERAL INCOME TAX CONSEQUENCES

     No ruling with respect to the federal income tax consequences of the Merger to Great Southern's shareholders will be requested from the Internal Revenue Service (the "IRS"). Great Southern has received an opinion from Coopers & Lybrand L.L.P., that, among other things, a shareholder of Great Southern who exchanges shares of Great Southern Common Stock for BancGroup Common Stock shall not recognize gain except that, shareholders of Great Southern will recognize gain to the extent such shareholders receive cash in lieu of fractional shares of BancGroup Common Stock. Shareholders who receive cash for their shares of Great Southern Common Stock upon perfection of dissenters' rights also will realize gain or loss for federal income tax purposes with respect to such shares. See "APPROVAL OF THE MERGER -- Certain Federal Income Tax Consequences." Great Southern shareholders are urged to consult their own tax advisors as to the specific tax consequences to them of the Merger.

ACCOUNTING TREATMENT

     The merger of Great Southern into BancGroup will be treated as a "pooling-of-interests" transaction by BancGroup for accounting purposes. See "THE MERGER -- Accounting Treatment."

RECENT PER SHARE MARKET PRICES

     Great Southern. There is no established public trading market for the Great Southern Common Stock. The shares of Great Southern Common Stock are not actively traded, and such trading activity, as it occurs, takes place in privately negotiated transactions. Management of Great Southern is aware of certain transactions in shares of Great Southern that have occurred since January 1, 1995, although the trading prices of all stock transactions are not known. The following sets forth the trading prices for the shares of Great Southern Common Stock that have occurred since January 1, 1995 for transactions in which the trading prices are known to management of Great Southern:

                                                   PRICE PER SHARE OF
                                                    COMMON STOCK(1)
                                                   ------------------
                                                   HIGH          LOW    DIVIDENDS PER SHARE
                                                   -----        -----   -------------------
  1995
    First Quarter................................  $4.78        $4.78            --
    Second Quarter...............................   5.00         5.00            --
    Third Quarter................................   5.00         5.00            --
    Fourth Quarter...............................     --           --            --
  1996
    First Quarter................................     --           --            --
    Second Quarter...............................   6.50         6.00          $.10
    Third Quarter................................     --           --            --
    Fourth Quarter...............................   7.00         7.00            --
  1997
    First Quarter................................   8.00         8.00            --
    Second Quarter (through May 14, 1997)........     --           --          $.08

---------------

(1) Restated to reflect the effect of the exchange on January 1, 1996 of two shares of Great Southern Common Stock for each share of Bank common stock as a result of the reorganization of the Bank into a holding company structure.

     BancGroup. BancGroup Common Stock is listed for trading on the NYSE under the symbol "CNB." The following table indicates the high and low closing prices of the BancGroup Class A Common Stock and the BancGroup Common Stock as reported on the NASDAQ System and the NYSE, respectively, for the last two full fiscal years. Prior to February 21, 1995, BancGroup had two classes of Common Stock outstanding, Class A and Class B. Class B was not publicly traded. Class A was traded as a NASDAQ security under the symbol "CLBGA" until February 24, 1995. On February 21, 1995, the BancGroup Class A and Class B Common Stock were reclassified into BancGroup Common Stock.

                                                              PRICE PER SHARE OF
                                                                COMMON STOCK(1)
                                                              -------------------
                                                               HIGH          LOW
                                                              ------        -----
1995
  First Quarter(2)..........................................    $1113/16     $ 93/4
  Second Quarter............................................     135/8        119/16
  Third Quarter.............................................     1415/16      133/4
  Fourth Quarter............................................     167/16       141/4
1996
  First Quarter.............................................     181/4        15
  Second Quarter............................................     181/16       155/8
  Third Quarter.............................................     1715/16      155/8
  Fourth Quarter............................................     201/8        173/8
1997
  First Quarter.............................................     24           182/3
  Second Quarter (through May 9, 1997)......................     24           22

---------------

(1) Restated to reflect the impact of a two-for-one stock split effected in the form of a 100% stock dividend paid February 11, 1997.
(2) Trading on the NYSE commenced on February 24, 1995.

     On February 19, 1997, the business day immediately prior to the public announcement of the Merger, the closing price of the BancGroup Common Stock on the NYSE was $23 3/8 per share. The following table presents the market value of BancGroup Common Stock on that date, and the market value and equivalent per share value of Great Southern Common Stock on that date:

                                                                               EQUIVALENT
                                             BANCGROUP      GREAT SOUTHERN     BANCGROUP
                                            COMMON STOCK     COMMON STOCK     COMMON STOCK
                                            (PER SHARE)      (PER SHARE)      (PER SHARE)
                                            ------------    --------------    ------------
Comparative Market Value..................    $23.375(1)         $8.00(2)        $13.05(3)

---------------
(1) Closing price as reported by the NYSE on February 19, 1997.
(2) There is no established public trading market for the shares of Great Southern Common Stock. The value shown is the price at which shares of Great Southern Common Stock were sold on February 18, 1997, which was the last sale price prior to the public announcement of the Merger on February 20, 1997, of which management of Great Southern is aware.
(3) If the Merger had closed on February 19, 1997, .6038 (13.05 divided by 21.6126) shares of BancGroup Common Stock would have been exchanged for each share of Great Southern Common Stock.

     See "COMPARATIVE MARKET PRICES AND DIVIDENDS."

CERTAIN LEGAL RESTRICTIONS ON ACQUISITIONS OF CONTROL

     Certain restrictions under Delaware law prevent a person who beneficially owns 15% or more of the BancGroup Common Stock from engaging in a "business combination" with BancGroup unless certain conditions are satisfied. Also, the Change in Bank Control Act of 1978 prohibits a person from acquiring "control" of BancGroup unless certain notice provisions with the Federal Reserve Board have been satisfied.

     BancGroup's Restated Certificate of Incorporation and bylaws also contain provisions which may deter or prevent a takeover of BancGroup that is not supported by BancGroup's Board of Directors. These provisions include: (1) a classified board of directors, (2) supermajority voting requirements for certain "business combinations" that exceed the provisions of Delaware law described above, (3) flexibility for the board to consider non-economic and other factors in evaluating a "business combination," (4) inability of stockholders to call special meetings and act by written consent, and (5) certain advance notice provisions for the conduct of business at stockholder meetings.

     See "BANCGROUP CAPITAL STOCK AND DEBENTURES" and "COMPARATIVE RIGHTS OF STOCKHOLDERS."

PER SHARE DATA

     The table below presents on a per share basis the book value, cash dividends and income from continuing operations of BancGroup and Great Southern on a historical basis and on a pro forma equivalent basis assuming consummation of the Merger. Certain information from the table has been taken from the condensed pro forma statements of condition and income included elsewhere in this document. The table should be read in conjunction with those pro forma statements.

                                                           YEAR ENDED     YEAR ENDED    YEAR ENDED
                                                              1996           1995          1994
                                                           -----------    ----------    ----------
PER SHARE DATA
BancGroup-Historical (as restated):
  Net Income
     Primary*............................................    $ 1.30        $  1.23        $ 0.98
     Fully diluted*......................................      1.28           1.20          0.97
  Book value at end of period*...........................     10.31           9.41          7.87
Dividends per share:
  Common Stock*..........................................      0.54         0.3375
  Common A*..............................................                   0.1125          0.40
  Common B*..............................................                   0.0625          0.20
Great Southern Bancorp
Net Income
  Historical:
     Primary.............................................      0.75           0.75          0.59
     Fully diluted.......................................      0.75           0.75          0.59
  Pro forma equivalent assuming combination with
     completed business combinations and Great
     Southern(a):
     Primary.............................................       .70           0.70          0.55
     Fully diluted.......................................       .70           0.68          0.55
  Pro forma equivalent assuming combination with
     completed business combinations, Great Southern, and
     other probable business combinations(a):
     Primary.............................................       .68           0.69          0.54
     Fully diluted.......................................       .67           0.67          0.53
Book value at end of period
  Historical.............................................      6.35           5.74          4.84
  Pro forma equivalent assuming combination with
     completed business combinations and Great
     Southern(a).........................................      5.89            N/A           N/A
  Pro forma equivalent assuming combination with
     completed business combinations, Great Southern and
     other probable business combinations(a).............      5.78            N/A           N/A
Dividends per share
  Historical(c)..........................................      0.10           0.00          0.00
  Pro forma equivalent assuming combination with
     completed business combinations and Great
     Southern(b).........................................      0.31           0.25          0.23
  Pro forma equivalent assuming combination with
     completed business combinations, Great Southern and
     other probable business combinations(b):............      0.31           0.25          0.23

                                                           YEAR ENDED     YEAR ENDED    YEAR ENDED
                                                              1996           1995          1994
                                                           -----------    ----------    ----------
BancGroup-Pro Forma Combined (completed business
  combinations and Great Southern):
  Net Income
     Primary.............................................      1.24           1.23          0.98
     Fully diluted.......................................      1.23           1.20          0.97
Book value at end of period..............................     10.41            N/A           N/A
BancGroup-Pro Forma Combined (completed business
  combinations, Great Southern, and other probable
  business combinations):
  Net Income
     Primary.............................................      1.20           1.22          0.95
     Fully diluted.......................................      1.19           1.19          0.94
Book value at end of period..............................     10.21            N/A           N/A

---------------


   * Restated to reflect the impact of a two-for-one stock split effected in the form of a 100% stock dividend paid February 11, 1997.

N/A Not applicable due to pro forma balance sheet being presented only at December 31, 1996 which assumes the transaction was consummated on the latest balance sheet date in accordance with Rule 11.02(b) of Regulation S-X.
 (a) Pro forma equivalent per share amounts are calculated by multiplying the pro forma combined total income per share and the pro forma combined total book value per share of BancGroup by the conversion ratio so that the per share amounts are equated to the respective values for one share of Great Southern. For the purposes of these pro forma equivalent per share amounts, a .5655 BancGroup common stock share conversion ratio is utilized. The ratio is based on the 10-day average of the closing market price of BancGroup common stock of $23.075 ($13.05/23.075 = .5655) (which was the Market Value calculated as of March 24, 1997).
 (b) Pro forma equivalent dividends per share are shown at BancGroup's Common Stock dividend per share rate multiplied by the .5655 conversion ratio per share of Great Southern common stock (see note (a)). BancGroup presently contemplates that dividends will be declared in the future. However, the payment of cash dividends is subject to BancGroup's actual results of operations as well as certain other internal and external factors. Accordingly, there is no assurance that cash dividends will either be declared and paid in the future, or, if declared and paid, that such dividends will approximate the pro forma amounts indicated.
 (c) Great Southern has paid dividends as follows:

1996............................................  $.10 per share          $151,701
1997............................................  $.08 per share          $133,202

                              THE SPECIAL MEETING

GENERAL

     This Prospectus is being furnished to the shareholders of Great Southern in connection with the solicitation of proxies by the Board of Directors of Great Southern for use at the Special Meeting. The purpose of the Special Meeting is to consider and vote upon the Agreement which provides for the proposed Merger of Great Southern with and into BancGroup. BancGroup will be the surviving corporation in the Merger.

     This Prospectus is also furnished by BancGroup in connection with the offer of shares of BancGroup Common Stock to be issued in the Merger. No vote of BancGroup stockholders is required to approve the Merger.

     THE BOARD OF DIRECTORS OF GREAT SOUTHERN BELIEVES THAT THE MERGER IS IN THE BEST INTERESTS OF GREAT SOUTHERN AND ITS SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE AGREEMENT (ITEM 1 ON THE PROXY CARD).

RECORD DATE; SHARES ENTITLED TO VOTE; VOTE REQUIRED FOR THE MERGER

     The Board of Directors of Great Southern has fixed the close of business on May 14, 1997, as the Record Date for determination of shareholders entitled to vote at the Special Meeting. There were 269 record holders of Great Southern Common Stock and 1,590,845 shares of Great Southern Common Stock outstanding, each entitled to one vote per share, as of the Record Date. Great Southern is obligated to issue an additional 140,775 shares of Great Southern Common Stock upon the exercise of outstanding Great Southern Options.

     The presence at the Special Meeting, in person or by proxy, of the holders of a majority of the outstanding shares of Great Southern Common Stock on the Record Date is necessary to constitute a quorum for the transaction of business at the Special Meeting. In the absence of a quorum, the Special Meeting may be postponed from time to time until Great Southern shareholders holding the requisite amount of shares of Great Southern Common Stock are represented in person or by proxy. If a quorum is present, the affirmative vote of the holders of at least a majority of the outstanding shares of Great Southern Common Stock, whether or not present or represented at the Special Meeting, is required to approve the Agreement. Broker nonvotes and abstentions will not be counted as votes cast "FOR" or "AGAINST" the proposal to approve the Agreement, and, as a result, such non-votes will have the same effect as votes cast "AGAINST" the Agreement. Each holder of record of shares of Great Southern Common Stock is entitled to cast, for each share registered in his or her name, one vote on the Agreement as well as on each other matter presented to a vote of shareholders at the Special Meeting.

     As of the Record Date, directors of Great Southern owned 428,250 shares of Great Southern Common Stock representing approximately 26.92% of the outstanding shares. These individuals have agreed with BancGroup to vote their shares in favor of the Merger.

     If the Agreement is approved at the Special Meeting, Great Southern is expected to merge with and into BancGroup promptly after the other conditions to the Agreement are satisfied. See "THE MERGER -- Conditions of Consummation of the Merger."

     THE BOARD OF DIRECTORS OF GREAT SOUTHERN URGES THE SHAREHOLDERS OF GREAT SOUTHERN TO EXECUTE AND RETURN THE ENCLOSED PROXY CARD AS SOON AS POSSIBLE AND UNANIMOUSLY RECOMMENDS THAT THE SHARES REPRESENTED BY THE PROXY BE VOTED IN FAVOR OF THE AGREEMENT.

SOLICITATION, VOTING AND REVOCATION OF PROXIES

     In addition to soliciting proxies by mail, directors, officers and other employees of Great Southern, without receiving special compensation therefor, may solicit proxies from Great Southern's shareholders by telephone, by telegram or in person. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries, if any, to forward solicitation materials to any beneficial owners of shares of Great Southern Common Stock.

     Great Southern will bear the cost of assembling and mailing this Prospectus and other materials furnished to shareholders of Great Southern. It will also pay all other expenses of solicitation, including the expenses of brokers, custodians, nominees, and other fiduciaries who, at the request of Great Southern, mail material to or otherwise communicate with beneficial owners of the shares held by them. BancGroup will pay all expenses incident to the registration of the BancGroup Common Stock to be issued in connection with the Merger.

     Shares of Great Southern Common Stock represented by a proxy properly signed and received at or prior to the Special Meeting, unless properly revoked, will be voted in accordance with the instructions on the proxy. IF A PROXY IS SIGNED AND RETURNED WITHOUT ANY VOTING INSTRUCTIONS, SHARES OF GREAT SOUTHERN COMMON STOCK REPRESENTED BY THE PROXY WILL BE VOTED "FOR" THE PROPOSAL TO APPROVE THE AGREEMENT AND IN ACCORDANCE WITH THE DETERMINATION OF THE MAJORITY OF THE BOARD OF DIRECTORS OF GREAT SOUTHERN AS TO ANY OTHER MATTER WHICH MAY PROPERLY COME BEFORE THE SPECIAL MEETING, INCLUDING ANY ADJOURNMENT OR POSTPONEMENT THEREOF. A shareholder may revoke any proxy given pursuant to this solicitation by: (i) delivering to the Secretary of Great Southern, prior to or at the Special Meeting, a written notice revoking the proxy; (ii) delivering to the Secretary of Great Southern, at or prior to the Special Meeting, a duly executed proxy relating to the same shares and bearing a later date; or (iii) voting in person at the Special Meeting. All written notices of revocation and other communications with respect to the revocation of Great Southern's proxies should be addressed to:

                            Great Southern Bancorp
                            2000 Palm Beach Lakes Boulevard
                            Eighth Floor
                            West Palm Beach, Florida 33409
                            Attention: Sally L. Teel, Secretary

     Attendance at the Special Meeting will not, in and of itself, constitute a revocation of a proxy.

     Proxies marked as abstentions and shares held in street name which have been designated by brokers on proxy cards as not voted will not be counted as votes cast. Such proxies will, however, be counted for purposes of determining whether a quorum is present at the Special Meeting.

     The Board of Directors of Great Southern is not aware of any business to be acted upon at the Special Meeting other than consideration of the Merger described herein. If, however, other matters are properly brought before the Special Meeting, or any adjournments or postponements thereof, the persons appointed as proxies will have the discretion to vote or act on such matters according to their best judgment. Proxies voted in favor of the Merger, or proxies as to which no voting instructions are given, will be voted to adjourn the Special Meeting, if necessary, in order to solicit additional proxies in favor of the Merger. Proxies voted against the Merger and abstentions will not be voted for an adjournment. See "ADJOURNMENT OF THE SPECIAL MEETING."

EFFECT OF MERGER ON OUTSTANDING BANCGROUP COMMON STOCK

     Assuming that no dissenters' rights of appraisal are exercised in the Merger, no Great Southern Options are exercised prior to the Merger, and a Market Value of BancGroup Common Stock of $23.075 on the Effective Date (which was the Market Value calculated as of March 24, 1997), BancGroup would issue 899,698 shares of BancGroup Common Stock to the shareholders of Great Southern pursuant to the Merger. Based on those assumptions, the 899,698 shares of BancGroup Common Stock would represent approximately 2% of the total number of shares of BancGroup Common Stock outstanding following the Merger, not counting any additional shares BancGroup may issue, including shares to be issued pursuant to other pending acquisitions.

                                   THE MERGER

     THE FOLLOWING SETS FORTH A SUMMARY OF THE MATERIAL PROVISIONS OF THE AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY. THE DESCRIPTION DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE AGREEMENT ATTACHED HERETO AS APPENDIX A AND CERTAIN PROVISIONS OF FLORIDA LAW RELATING TO THE RIGHTS OF DISSENTING SHAREHOLDERS, A COPY OF WHICH PROVISIONS ARE ATTACHED HERETO AS APPENDIX C. ALL GREAT SOUTHERN SHAREHOLDERS ARE URGED TO READ THE AGREEMENT AND THE APPENDICES IN THEIR ENTIRETY.

GENERAL

     The Agreement provides that, subject to shareholder approval, receipt of necessary regulatory approval and certain other conditions described below at "Conditions to Consummation of the Merger," Great Southern will merge with and into BancGroup. Upon completion of the Merger, the corporate existence of Great Southern will cease, and BancGroup will succeed to the business formerly conducted by Great Southern.

BACKGROUND OF THE MERGER

     During 1995, several financial institutions made expressions of interest to Great Southern management regarding a possible acquisition of Great Southern. In November, 1995, Great Southern retained ABN AMRO Chicago Corporation, an investment banking firm which specializes in the financial services industry. While not making any decision whether any transaction involving a sale of Great Southern should be pursued, the Great Southern Board of Directors authorized ABN AMRO Chicago Corporation to obtain indications of interest from other financial institutions that might warrant consideration by the Board of Directors. In December, 1995 and January, 1996, ABN AMRO Chicago Corporation contacted 15 financial institutions to explore their possible interest in acquiring Great Southern. As to the 15 financial institutions contacted, seven entered into confidentiality agreements with Great Southern and reviewed certain financial and other information regarding Great Southern. As to the seven financial institutions who received such information, three financial institutions submitted proposals for the acquisition of Great Southern. At a meeting of the Great Southern Board of Directors on February 21, 1996, the Great Southern directors decided not to pursue a sale of Great Southern based on the values represented by the indications of interest received.

     On August 6, 1996, representatives of BancGroup met with C. Robert Stock (the Chairman of Great Southern) during which the BancGroup representatives expressed BancGroup's interest in acquiring Great Southern. On September 26, 1996, Mr. Stock met with BancGroup representatives. Mr. Stock indicated that the Great Southern board considered any acquisition of Great Southern at that time to be premature as a result of then-pending litigation against Great Southern by another financial institution alleging that the Great Southern Bank name infringed upon the name of the other financial institution. This litigation was subsequently settled in December, 1996. In late December, 1996 and early January, 1997, Great Southern forwarded to BancGroup certain information regarding Great Southern and its operations. On January 6 and 17, 1997, Great Southern representatives had additional discussions in which the BancGroup representatives provided additional information regarding BancGroup, and the executives discussed trends in the financial services industry and in general terms the potential benefits of an acquisition of Great Southern by BancGroup. Also in January, 1997, Great Southern contacted ABN AMRO Chicago Corporation to assist Great Southern in its discussions and negotiations with BancGroup. During January, 1997, ABN AMRO Chicago Corporation contacted six other financial institutions (certain of which were similarly contacted by ABN AMRO Chicago Corporation on behalf of Great Southern in late 1995 and early 1996) to see if they had any interest in exploring an acquisition of Great Southern. None of the six financial institutions expressed an interest in acquiring Great Southern. The Great Southern Board of Directors reviewed the status of discussions with BancGroup and other issues on January 8, January 22, and February 5, 1997.

     On February 11, 1997, representatives of Great Southern visited BancGroup's headquarters in Montgomery, Alabama and met with BancGroup executives. The BancGroup executives advised Great Southern of BancGroup's interest in acquiring Great Southern for $22 million in a stock-for-stock merger. The parties also discussed certain non-financial aspects of a possible acquisition, including the operations of BancGroup and its prospects in Florida and elsewhere. On February 12, 1997, the Great Southern Board of Directors reviewed and discussed the meetings with the BancGroup representatives and the interest of BancGroup in acquiring Great Southern for $22 million. The Board of Directors authorized Mr. Stock, with the assistance of Great Southern's financial and legal advisors, to negotiate the terms of a letter of intent that would be brought back to the Great Southern Board of Directors for review and consideration. At the meeting, the Great Southern directors also approved an engagement letter to retain ABN AMRO Chicago Corporation as financial advisor. On February 19, 1997, the Great Southern Board of Directors met to review a proposed letter of intent submitted by BancGroup as well as the discussions that representatives of ABN AMRO Chicago Corporation had with other interested parties. The Board of Directors unanimously approved the letter of intent for the acquisition by BancGroup of Great Southern for $22 million. On February 20, 1997, BancGroup and Great Southern entered into, and issued a press release announcing, the letter of intent.

     On February 21, 1997, 1st United Bancorp ("Bancorp"), a bank holding company based in Boca Raton, Florida, with assets of approximately $560 million, sent a letter to ABN AMRO Chicago Corporation indicating that Bancorp had received the announcement of the letter of intent and that Bancorp was prepared to enter into a letter of intent with Great Southern which, subject to a due diligence review and other conditions, would provide for the acquisition of Great Southern by Bancorp for $23.5 million of Bancorp common stock. Representatives of ABN AMRO Chicago Corporation contacted Bancorp and advised its executives that the Bancorp proposal had been received and would be considered by the Great Southern directors. On February 24, 1997, BancGroup commenced a due diligence review of Great Southern. On February 25, 1997, BancGroup forwarded to Great Southern a draft of a proposed definitive agreement.

     On the morning of February 27, 1997, representatives of Great Southern and ABN AMRO Chicago Corporation, and Great Southern's legal counsel, met with representatives of BancGroup and its legal counsel. During the course of these discussions, the BancGroup representatives advised that BancGroup would increase its offer to acquire Great Southern from $22 million to $22.6 million and permit Great Southern to distribute dividends to its shareholders for the first and second quarters of 1997, such that the value of the BancGroup proposal to acquire Great Southern was approximately $22.8 million. BancGroup's executives indicated that BancGroup's interest in acquiring Great Southern would terminate if Great Southern did not enter into a definitive agreement in accordance with the foregoing terms on or before March 4, 1997. Following the morning meeting with the BancGroup representatives on February 27, 1997, a special meeting of the Great Southern Board of Directors was convened that afternoon at which the directors discussed the Bancorp proposal as well as the terms and conditions of the increased offer from BancGroup. At the meeting, the directors, among other things, authorized ABN AMRO Chicago Corporation to contact Bancorp to provide to Bancorp additional information regarding Great Southern (including the severance agreements previously entered into by Great Southern with its executive officers), to answer questions that Bancorp may have regarding Great Southern, to secure additional information regarding Bancorp, and to advise Bancorp that BancGroup had increased its offer for Great Southern. The Great Southern Board also requested that its representatives contact BancGroup to request an extension to March 6, 1997 of the time period beyond which BancGroup would no longer be interested in acquiring Great Southern if a definitive agreement had not been entered into on or before such date, in order to allow additional time for Great Southern representatives to provide information to, and have discussions with, Bancorp representatives. Subsequent to the meeting, BancGroup advised Great Southern that the March 6, 1997 date was acceptable. Also on February 27, 1997, a representative of ABN AMRO Chicago Corporation visited with BancGroup executives regarding the operations and prospects of BancGroup.

     On February 28, 1997, a special meeting of the Great Southern Board of Directors was held, at which a representative of ABN AMRO Chicago Corporation and Great Southern's legal counsel also participated. The directors reviewed and discussed, among other things, the BancGroup and Bancorp proposals.

     On March 3, 1997, a representative of ABN AMRO Chicago Corporation met with executives of Bancorp to provide information on Great Southern and to discuss information regarding Bancorp's operations and its prospects. From February 25, 1997 through March 4, 1997, representatives of BancGroup and Great Southern had discussions regarding the terms, and reviewed and negotiated drafts, of a proposed definitive agreement. On March 5, 1997, BancGroup sent to Great Southern a final draft of a definitive agreement advising Great Southern in writing that the agreement represented BancGroup's final proposal respecting a transaction between the two companies and that, in light of the enhanced value being offered by BancGroup and given other acquisition opportunities that BancGroup was pursuing in Florida, if the agreement was not approved by the Great Southern Board of Directors on Thursday, March 6, 1997, and signed by Great Southern on that date, then BancGroup would conclude that Great Southern did not intend to proceed with the transaction and BancGroup would be required to issue a press release stating that negotiations had terminated.

     On March 6, 1997, a special meeting of the Great Southern Board of Directors was held, at which a representative of ABN AMRO Chicago Corporation and Great Southern's legal counsel participated. At this meeting, legal counsel reviewed generally for Great Southern's directors the fiduciary obligations of directors in mergers of financial institutions. The ABN AMRO Chicago Corporation representative reviewed his discussions with Bancorp. The Great Southern directors also reviewed the BancGroup and Bancorp proposals, a report from ABN AMRO Chicago Corporation, and other information. As to the BancGroup and Bancorp proposals, the directors noted certain issues, including (i) that a closing of a Bancorp transaction would be conditioned, among other things, on no more than a ten percent decrease in the number of deposit accounts of Great Southern and a price adjustment if certain minimum shareholders' equity was not maintained, neither of which conditions were imposed by BancGroup; (ii) the nature of the financial institutions previously acquired by BancGroup and Bancorp; (iii) the trading values of the shares of BancGroup and Bancorp relative to their respective earnings, book values and tangible book values; (iv) the prospects for BancGroup and Bancorp; (v) the operating performance of BancGroup and Bancorp, including the level of non-performing assets and allowance for loan losses reported by each of BancGroup and Bancorp; (vi) the pro forma effect of the BancGroup and Bancorp proposals on the book value, earnings per share and dividends per share of Great Southern; (vii) the asset size, equity base, and total market capitalization of BancGroup and Bancorp; and (viii) other information. The directors also discussed the terms of the BancGroup agreement and the change of control provisions of employment agreements previously entered into with several bank officers (see -- "Interests of Certain Persons in the Merger"). At the meeting, ABN AMRO Chicago Corporation rendered an opinion that the terms of the Merger are fair, from a financial point of view, to the shareholders of Great Southern. The Great Southern Board then unanimously approved the Agreement and the transactions contemplated thereby. Great Southern management also was authorized to execute the Agreement.

     Immediately following adjournment of the March 6, 1997 meeting of the Great Southern Board of Directors, Great Southern received a revised proposal from Bancorp (which proposal was dated March 5, 1997) advising that Bancorp would increase to $24.1 million, the total consideration to be delivered to Great Southern shareholders in a transaction with Bancorp. The Great Southern Board of Directors then immediately reconvened for another special meeting. ABN AMRO Chicago Corporation then prepared and reviewed with the Great Southern directors revised information taking into account the increased Bancorp proposal and other information. The Great Southern directors discussed the BancGroup offer in the context of the increased Bancorp proposal. During the discussion, which included analysis of the revised proposal from Bancorp, ABN AMRO Chicago Corporation reaffirmed its opinion that the Merger with BancGroup was fair to Great Southern shareholders from a financial point of view. Great Southern's Board then unanimously ratified approval of the Agreement and the transactions contemplated thereby, and its authorization to execute the Agreement, which was signed by Great Southern and BancGroup effective March 6, 1997.

GREAT SOUTHERN'S BOARD OF DIRECTORS' REASONS FOR APPROVING THE MERGER

     Great Southern's Board of Directors believes that the Merger is in the best interests of Great Southern and its shareholders. The Board of Directors of Great Southern considered a number of factors in deciding to approve and recommend the terms of the Agreement to Great Southern shareholders, including the terms of the proposed transaction; the financial condition, results of operations, and future prospects of Great Southern; the value of the consideration to be received by Great Southern shareholders relative to the book value and earnings per share of Great Southern Common Stock; the competitive and regulatory environment for financial institutions generally; the fact that the Merger will enable Great Southern shareholders to exchange their shares of Great Southern Common Stock for shares of common stock of a larger and more diversified entity, the stock of which is more widely held and more actively traded; the likelihood of receiving the requisite regulatory approvals; the expectation that the Merger will be a tax-free transaction (except in respect of cash received as a result of the exercise of appraisal rights for Great Southern Common Stock) for federal income tax purposes; and other information. The Board of Directors also took into consideration that the Merger would trigger certain change of control provisions of employment agreements previously entered into with several Great Southern officers. (See " -- Interests of Certain Persons in the Merger"). The Board of Directors also took into account an opinion received from ABN AMRO Chicago Corporation that the Merger Consideration to be paid to the shareholders of Great Southern is fair from a financial point of view. See "-- Opinion of Financial Advisor." The foregoing discussion of the information and factors considered by the Board of Directors is not intended to be exhaustive of the factors considered by the Board of Directors. The Great Southern Board of Directors did not assign any relative or specific weights to the foregoing factors, and individual directors may have given different weights to different factors.

OPINION OF GREAT SOUTHERN'S FINANCIAL ADVISOR

     Pursuant to an engagement letter dated February 5, 1997 between Great Southern and ABN AMRO Chicago Corporation, Great Southern retained ABN AMRO Chicago Corporation to act as its sole financial advisor in connection with the Merger and related matters. As part of its engagement, ABN AMRO Chicago Corporation agreed, if requested by Great Southern, to render an opinion with respect to the fairness from a financial point of view to Great Southern shareholders of the consideration to be paid by Great Southern in the Merger. ABN AMRO Chicago Corporation is a nationally recognized specialist in the financial services industry in general and in the midwestern banks and thrifts in particular. ABN AMRO Chicago Corporation is regularly engaged in evaluations of similar businesses and in advising institutions with regard to mergers and acquisitions, as well as raising debt and equity capital for such institutions. Great Southern selected ABN AMRO Chicago Corporation as its financial advisor based upon its qualifications, expertise and reputation in such capacity, as well as ABN AMRO Chicago Corporation's existing relationship and familiarity with Great Southern.

     At the March 6, 1997 meeting of the Great Southern Board of Directors, ABN AMRO Chicago Corporation delivered a written opinion that the consideration to be paid by Great Southern in the Merger was fair to Great Southern shareholders from a financial point of view as of March 6, 1997. ABN AMRO Chicago Corporation subsequently delivered to the Great Southern Board an updated written opinion dated as of the date of this Joint Proxy Statement and Prospectus confirming its March 6, 1997 opinion.

     THE FULL TEXT OF ABN AMRO CHICAGO CORPORATION'S WRITTEN OPINION TO THE GREAT SOUTHERN BOARD, DATED AS OF THE DATE OF THIS PROSPECTUS WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS OF REVIEW BY ABN AMRO CHICAGO CORPORATION, IS ATTACHED HERETO AS APPENDIX B AND IS INCORPORATED HEREIN BY REFERENCE AND SHOULD BE READ CAREFULLY AND IN ITS ENTIRETY IN CONJUNCTION WITH THIS PROSPECTUS. THE FOLLOWING SUMMARY OF ABN AMRO CHICAGO CORPORATION'S OPINION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION. ABN AMRO CHICAGO CORPORATION'S OPINION IS ADDRESSED TO THE GREAT SOUTHERN BOARD AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER OF GREAT SOUTHERN AS TO HOW SUCH STOCKHOLDER SHOULD VOTE WITH RESPECT TO THE MERGER.

     In connection to its opinion, ABN AMRO Chicago Corporation has, among other things: (i) reviewed the Merger Agreement and this Prospectus; (ii) reviewed certain historical business and financial information relating to Great Southern and BancGroup; (iii) reviewed other pertinent internally-generated reports with regard to the separate businesses and prospects of Great Southern and BancGroup including, among other things, the strategic objectives of each company and the potential benefits which might be realized through consummation of the Merger;
(iv) participated in senior management discussions of Great Southern and BancGroup with regard to said strategic objectives which might be realized through consummation of the Merger; (v) reviewed public information regarding other selected comparable publicly traded companies deemed relevant to the proposed business combination; (vi) reviewed the financial terms and data of selected comparable business combinations between banks, thrifts and bank and thrift holding companies deemed relevant to the proposed business combination;
(vii) reviewed the historical market performance and trading volume of BancGroup Common Stock; (viii) reviewed certain information pertaining to prospective cost savings and/or revenue enhancements relative to the proposed business combination; (ix) reviewed and evaluated the current stock distribution and ownership of Great Southern Common Stock and BancGroup Common Stock, as well as the pro forma distribution and ownership following consummation of the Merger, based upon the contribution of Great Southern's assets, liabilities, stockholders' equity and earnings to the combined entity; and (x) conducted such other financial studies, analyses and investigations as ABN AMRO Chicago Corporation deemed appropriate. The written opinions provided by ABN AMRO Chicago Corporation to Great Southern were necessarily based upon economic, monetary, financial market and other relevant conditions as of the dates thereof.

     In connection with its review and arriving to its opinion, ABN AMRO Chicago Corporation relied upon the accuracy and completeness of the financial information and other pertinent information provided by Great Southern and BancGroup to ABN AMRO Chicago Corporation for purposes of rendering its opinion. ABN AMRO Chicago Corporation did not assume any obligation to independently verify any of the provided information as being complete and accurate in all material respects. With regard to the financial forecasts established and developed for Great Southern and BancGroup and provided to ABN AMRO Chicago Corporation by the respective managements, as well as projections of cost savings, revenue enhancements and operating synergies, ABN AMRO Chicago Corporation assumed that these materials had been reasonably prepared on bases reflecting the best available estimates and judgments of Great Southern and BancGroup as to the future performance of the separate and combined entities and that the projections provided a reasonable basis upon which ABN AMRO Chicago Corporation could form its opinion. Neither Great Southern nor BancGroup publicly discloses such internal management projections of the type provided to ABN AMRO Chicago Corporation in connection with ABN AMRO Chicago Corporation's role as financial advisor to Great Southern in review of the Merger. Therefore, such projections cannot be assumed to have been prepared with a view towards public disclosure. The projections were based upon numerous variables and assumptions that are inherently uncertain, including, but notwithstanding, factors relative to the general economic and competitive conditions facing Great Southern and BancGroup. Accordingly, actual results could vary significantly from those set forth in the respective projections.

     ABN AMRO Chicago Corporation does not claim to be an expert in the evaluation of loan portfolios or the allowance for loan losses with respect thereto and therefore assumes that such allowances for Great Southern and BancGroup are adequate to cover such losses. In addition, ABN AMRO Chicago Corporation does not assume responsibility for the review of individual credit files nor make an independent evaluation, appraisal or physical inspection of the assets or individual properties of Great Southern or BancGroup, nor was ABN AMRO Chicago Corporation provided with such appraisals. Furthermore, ABN AMRO Chicago Corporation assumes that the Merger will be consummated following the terms set forth in the Agreement, without any waiver of any material terms or conditions by Great Southern and that obtaining the necessary regulatory approvals for the Merger will not have an adverse effect on either separate institution or the combined entity. Moreover, in each analysis that involves per share data for Great Southern or the combined entity, ABN AMRO Chicago Corporation adjusted the data to reflect full dilution, i.e. the exercise of all outstanding options. In particular, ABN AMRO Chicago Corporation assumes that the Merger will be recorded as a "pooling of interests" in accordance with generally accepted accounting principles.

     In connection with rendering its opinion to the Great Southern Board of Directors, ABN AMRO Chicago Corporation performed a variety of financial and comparative analyses briefly summarized below. Such a summary of analyses does not purport to be a complete description of the analyses performed by ABN AMRO Chicago Corporation. Moreover, ABN AMRO Chicago Corporation believes that these analyses must be considered as a whole and that selecting portions of such analyses and the factors considered by it, without considering all such analyses and factors, could create an incomplete scope of the process underlying the analyses and, more importantly, the opinion derived from them. The preparation of a financial advisor's opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analyses or a summary description of such analyses. In its full analysis, ABN AMRO Chicago Corporation also accounted for the assessment of general economic, financial market and other financial conditions. Furthermore, ABN AMRO Chicago Corporation drew from its past experience in similar transactions, as well as its experience in the valuation of securities and its knowledge of the banking industry on a whole. Any estimates contained in ABN AMRO Chicago Corporation's analyses were not necessarily indicative of future results or values which may significantly diverge more or less favorably from such estimates. Estimates of company valuations do not purport to be appraisals or necessarily reflect the prices at which companies or their respective securities actually may be sold. Most notably, none of the analyses performed by ABN AMRO Chicago Corporation were assigned a greater significance by ABN AMRO Chicago Corporation than any other in deriving its opinion.

     The analyses performed by ABN AMRO Chicago Corporation in rendering its opinion are briefly described below.

     Comparable Company Analysis. ABN AMRO Chicago Corporation reviewed and compared actual stock market data and actual and estimated selected financial information for selected peer groups of companies comparable to (i) Great Southern with corresponding information for twenty (20) publicly traded southeastern banking organizations with assets between $100 million and $300 million ("Selected Great Southern Peer Group"); and (ii) BancGroup with corresponding information for fifteen (15) publicly traded southeastern banking organizations with assets between $2.0 billion and $10.0 billion ("Selected BancGroup Peer Group").

     The Selected Great Southern Peer Group were: Colony Bankcorp, Incorporated, Fitzgerald, GA; PAB Bankshares Inc., Valdosta, GA; Yadkin Valley Bank & Trust Co., Elkin, NC; Pocahontas Bankshares Corp., Bluefield, WV; Premier Bancshares, Inc., Atlanta, GA; Peoples Bank, Newton, NC; CB&T, Incorporated, McMinnville, TN; Auburn National Bancorp., Auburn, AL; C&F Financial Corporation, West Point, VA; First United Bancorporation, Anderson, SC; United Security Bancshares, Inc., Thomasville, AL; Merit Holding Corporation, Tucker, GA; Georgia Bank Financial Corp., Augusta, GA; FNB Financial Services Corp., Reidsville, NC; First Southern Bancshares, Florence, AL; Highlands Bankshares, Inc., Petersburg, WV; Community Financial Group Inc., Nashville, TN; Chesapeake Financial Shares, Kilmarnock, VA; Citizens Financial Corp, Elkins, WV; and Salem Bank & Trust, NA, Salem, VA.

     The analysis of the Selected Great Southern Peer Group indicated, among other things, that based on the market prices as of March 5, 1997 and financial data as of September 30, 1996 or December 31, 1996, (i) the average multiple of price to respective last twelve months' earnings was 13.5x for the Selected Great Southern Peer Group; (ii) the average multiple of price to 1997 estimated earnings was 15.5x for the Selected Great Southern Peer Group (based on a published consensus market estimate for only three of the twenty comparable companies); (iii) the average ratio of price to book value per share was 161.8% for the Selected Great Southern Peer Group; (iv) the average ratio of price to tangible book value per share was 167.6% for the Selected Great Southern Peer Group; (v) the average ratio of tangible equity as a percentage of tangible assets was 9.71% for the Selected Great Southern Peer Group as compared to a corresponding ratio of 8.31% for Great Southern; (vi) the average return on average assets was 1.21% for the Selected Great Southern Peer Group as compared to a corresponding return of 1.09% for Great Southern; (vii) the average return on average equity was 11.9% for the Selected Great Southern Peer Group as compared to a corresponding return of 13.4% for Great Southern, (viii) the average ratio of non-performing assets as a percentage of total assets was 0.57% for the Selected Great Southern Peer Group as compared to a corresponding ratio of 0.52% for Great Southern; and (ix) the average ratio of loan loss reserves as a percentage of non-performing assets was 342.6% for the Selected Great Southern Peer Group as compared to a corresponding ratio of 186.4% for Great Southern.

     The Selected BancGroup Peer Group were: Synovus Financial Corp., Columbus, GA; First Virginia Banks Inc., Falls Church, VA; First Citizens BancShares Inc., Raleigh, NC; Deposit Guaranty Corp., Jackson, MS; Centura Banks Inc., Rocky Mount, NC; First Commercial Corporation, Little Rock, AR; CCB Financial Corporation, Durham, NC; Trustmark Corporation, Jackson, MS; One Valley Bancorp Inc., Charleston, WV; National Commerce Bancorp., Memphis, TN; BancorpSouth Inc., Tupelo, MS; United Bankshares Inc., Charleston, WV; F&M National Corporation, Winchester, VA; Hancock Holding Company, Gulfport, MS; and Jefferson Bankshares Inc., Charlottesville, VA.

     The analysis of the Selected BancGroup Peer Group indicated, among other things, that based on the market prices as of March 5, 1997 and financial data as of December 31, 1996, (i) the average multiple of price to respective last twelve months' earnings was 15.5x as compared to a corresponding multiple of 13.9x for BancGroup; (ii) the average multiple of price to 1997 estimated earnings was 14.5x (based on a published consensus of market estimates) as compared to a corresponding multiple of 11.9x for BancGroup (based on a published consensus of market estimates); (iii) the average ratio of price to book value per share was 230.2% as compared to a corresponding ratio of 212.3% for BancGroup; (iv) the average ratio of price to tangible book value per share was 249.2% as compared to a corresponding ratio of 232.7% for BancGroup;
(v) the average ratio of tangible equity as a percentage of tangible assets was 8.79% as compared to a corresponding ratio of 6.65% for BancGroup; (vi) the average return on average assets was 1.33% as compared to a corresponding ratio of 1.19% for BancGroup; (vii) the average return on average equity was 14.4% as compared to a corresponding ratio of 16.8% for BancGroup; (viii) the average ratio of non-performing assets as a percentage of total assets was 0.31% as compared to a corresponding ratio of 0.64% for BancGroup; and (ix) the average ratio of loan loss reserves as a percentage of non-performing assets was 476.9% as compared to a corresponding ratio of 204.2% for BancGroup.

     Comparable Transactions Analysis. ABN AMRO Chicago Corporation reviewed and compared actual information for comparable pending or closed transactions it deemed pertinent to the Merger, including: (i) information for nineteen (19) recent Florida bank transactions with seller's assets between $50 million and $200 million ("Selected Florida Bank Transactions"); and (ii) information for twelve (12) recent bank transactions with seller's assets between $2.0 billion and $10.0 billion ("Selected Large Bank Transactions").

     The Selected Florida Bank Transactions were (note: selling company is in italics): Seacoast Banking Corp, Stuart, FL/Port St Lucie Nat'l Bank, Port Saint Lucie, FL; Colonial BancGroup, Montgomery, AL/First Commerce Banks, Winter Haven, FL; 1st United Bancorp, Boca Raton, FL/Island National Bank, Palm Beach, FL; Regions Financial, Birmingham, AL/First Mercantile Nat'l Bank, Longwood, FL; FNB Corporation, Hermitage, PA/West Coast Bancorp, Cape Coral, FL; Colonial BancGroup, Montgomery, AL/Fort Brooke Bancorp, Brandon, FL; Compass Bancshares, Birmingham, AL/Enterprise Nat'l Bank, Jacksonville, FL; Colonial BancGroup, Montgomery, AL/Tomoka Bancorp, Ormond Beach, FL; SouthTrust Corp, Birmingham, AL/FirstMerit Bank, NA, Clearwater, FL; 1st United Bancorp, Boca Raton, FL/Park Bankshares, Lake Park, FL; Whitney Holding Corp, New Orleans, LA/American Bank & Trust, Pensacola, FL; Whitney Holding Corp, New Orleans, LA/Liberty Holding Co., Pensacola, FL; SouthTrust Corp, Birmingham, AL/Heritage Bancshares, Fort Myers, FL; SouthTrust Corp, Birmingham, AL/Prime Bank. Boynton Beach, FL; SouthTrust Corp, Birmingham, AL/First State Bank-FL, Deltona, FL; SouthTrust Corp, Birmingham, AL/Citizen Bank-MacClenny, MacClenny, FL; SunTrust Banks, Inc., Atlanta, GA/Ponte Vedra Banking, Ponte Vedra Beach, FL; TAC Bancshares, Miami, FL/Founders Fin'l Corp, Naples, FL; 1st United Bancorp, Boca Raton, FL/American Bancorp, Merritt Island, FL.

     The analysis of the Selected Florida Bank Transactions indicated, among other things, that based on the announced transaction values, (i) the average multiple of deal price to respective last twelve months' earnings was 18.2x as compared to a corresponding multiple of 15.7x (excluding Great Southern non-recurring expenses) in the Merger; (ii) the average ratio of deal price to book value per share was 200.5% as compared to a corresponding ratio of 233.9% in the Merger; (iii) the average ratio of deal price to tangible book value per share was 205.9% as compared to a corresponding ratio of 233.9% in the Merger; and (iv) the average tangible book premium as a percentage of core deposits was 10.6% as compared to a corresponding ratio of 13.9% in the Merger.

     The Selected Large Bank Transactions were (note: selling company is in italics): Allied Irish Banks, Dublin, Ireland/Dauphin Deposit Corp, Harrisburg, PA; Banc One Corporation, Columbus, OH/Liberty Bancorp, Inc, Oklahoma City, OK; Southern Nat'l Corp, Winston-Salem, NC/United Carolina Bancshares, Whiteville, NC; Mercantile Bancorp, St. Louis, MO/Mark Twain Bancshares, St. Louis, MO; Crestar Financial, Richmond, VA/Citizens Bancorp, Laurel, MD; Union Bank, San Francisco, CA/BanCal Tri-State, San Francisco, CA; Regions Financial, Birmingham, AL/First National Bancorp, Gainesville, GA; UJB Financial, Princeton, NJ/Summit Bancorp, Chatham, NJ; First Bank System, Minneapolis, MN/FirsTier Financial, Omaha, NE; Boatmen's Bancshares, St. Louis, MO/Fourth Financial, Wichita, KS; NationsBank Corp., Charlotte, NC/Bank South Corp., Atlanta, GA; Banc One Corporation, Columbus, OH/Premier Bancorp, Baton Rouge, LA.

     The analysis of the Selected Large Bank Transactions indicated, among other things, that based on the announced transaction values, (i) the average multiple of deal price to respective last twelve months' earnings was 18.4x; (ii) the average ratio of deal price to book value per share was 213.4%; (iii) the average ratio of deal price to tangible book value per share was 225.3%; and
(iv) the average tangible book premium as a percentage of core deposits was 16.6%.

     Contribution Analysis. ABN AMRO Chicago Corporation analyzed the contribution of each of Great Southern and BancGroup to, among other things, the pro forma assets, common equity and tangible common equity of the combined entity as at December 31, 1996. This analysis showed, among other things, that Great Southern would have contributed 2.39%, 2.80% and 3.03% of the pro forma assets, common equity and tangible common equity, respectively, of the combined entity at December 31, 1996. Similarly, ABN AMRO Chicago Corporation analyzed the contribution to pro forma net income for the year ended December 31, 1996 and the projected years ending December 31, 1997 and 1998, which showed that Great Southern would have contributed, for such periods, 3.12%, 2.41%, and 2.46%, respectively to the net income of the combined entity. Based upon a 0.587 exchange ratio, which represents the implied exchange ratio based on Colonial's closing stock price on March 5, 1997, the holders of Great Southern Common Stock will then own approximately 3.01% of the outstanding common stock of the combined entity upon completion of the Merger.

     Accretion/Dilution Analysis. On the basis of the range of projections prepared by the respective managements of Great Southern and BancGroup, for the calendar years 1997, 1998, 1999, 2000, 2001 and the range of projected net cost savings, revenue enhancements and synergy benefits provided to ABN AMRO Chicago Corporation, ABN AMRO Chicago Corporation analyzed pro forma net income, dividends, book value and tangible book value for the combined entity to the stand-alone projections for Great Southern. This analysis assumed synergistic after-tax cost savings for the calendar years 1997, 1998, 1999, 2000, 2001 and transaction expenses, which are assumed to be incurred in 1997, in accordance with the range of projections provided to ABN AMRO Chicago Corporation.

     The accretion/dilution analysis showed, among other things, that the Merger would result in a projected earnings accretion of 14.9%, 12.2%, 11.8% 12.9% and 14.0%, in 1997, 1998, 1999, 2000, 2001, respectively, for holders of Great
Southern Common Stock as well as accretion to dividends ranging from 168.4% to 264.0% in the same period. The analysis also showed that the Merger would result in dilution to Great Southern book value ranging from 21.0% to 25.1%, and dilution to the tangible book value ranging from 23.6% to 31.2%.

     Discounted Cash Flow Analysis. ABN AMRO Chicago Corporation performed discounted cash flow analyses with regard to Great Southern on a stand-alone basis using the earnings projections for Great Southern. ABN AMRO Chicago Corporation utilized a discount rate of 15.0% as well as a range of terminal multiples applied to 2001 projected earnings per share of $1.40. The discount rate was selected by ABN AMRO Chicago Corporation as a reasonable estimate of the cost of capital to Great Southern. The selected terminal rates reflect the range of price-to-earnings multiples paid in similar merger transactions. The analyses resulted in ranges of present values between $10.62 and $13.64 per share on a stand-alone basis.

     Other Analyses. ABN AMRO Chicago Corporation also reviewed certain other information regarding selected pro forma industry rankings, the institutional and inside ownership of Great Southern Common Stock and BancGroup Common Stock and the historical performance, trading volume and/or other relevant market information of Great Southern Common Stock and BancGroup Common Stock.

     No other company used as a comparison in the above analyses is identical to Great Southern, BancGroup or the combined entity; and no other transaction is identical to the Merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial market and operating characteristics of the companies and other factors that could affect the public trading volume of the companies to which Great Southern, BancGroup and the combined entity are being compared.

     For its financial advisory services provided to Great Southern, upon closing of the Merger, ABN AMRO Chicago Corporation will be paid the following fees: $30,000 for the issuance of each written fairness opinion and a fee at the closing of the Merger equal to 0.875% of the total consideration in the Merger, less fees paid previously for the issuance of the written fairness opinions. In addition, Great Southern has agreed to reimburse ABN AMRO Chicago Corporation for all reasonable out-of-pocket expenses, not to exceed $5,000, incurred by it on Great Southern's behalf, as well as indemnify ABN AMRO Chicago Corporation against certain liabilities, including any which may arise under the federal securities laws.

     ABN AMRO Chicago Corporation is a member of all principal securities exchanges in the United States; and in its conduct of its broker-dealer activities may have from time to time purchased securities from, and sold securities to, Great Southern and/or BancGroup. As a market maker, ABN AMRO Chicago Corporation may have also purchased and sold the securities of Great Southern and/or BancGroup for ABN AMRO Chicago Corporation's own account and for the accounts of its customers. Two affiliates of ABN AMRO Chicago Corporation manage limited partnerships which invest in publicly traded securities of banking institutions. Additionally, ABN AMRO Chicago Corporation manages two group trusts which invest in publicly traded securities of banking institutions. However, together, these investment pools, known as The Banc Funds, have not reported ownership of shares in either Great Southern Common Stock or shares of BancGroup Common Stock.

RECOMMENDATION OF THE BOARD OF DIRECTORS OF GREAT SOUTHERN

     The Board of Directors of Great Southern has determined that the Merger is in the best interests of Great Southern and its shareholders. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF GREAT SOUTHERN VOTE IN FAVOR OF THE APPROVAL AND ADOPTION OF THE MERGER AND THE AGREEMENT.

BANCGROUP'S REASONS FOR THE MERGER

     The Board of Directors of BancGroup has unanimously approved the Merger and the Agreement. BancGroup has been seeking to expand its banking operations in the state of Florida. BancGroup currently operates a commercial bank in the Orlando, Ormond Beach, Tampa and the Miami Beach areas, with acquisitions pending in the Winter Haven and Ft. Myers areas. The Board of Directors of BancGroup believes that the combination with Great Southern and the Bank is consistent with that strategy.

     In approving the Merger and the Agreement, the Board of Directors of BancGroup took into account: (i) the financial performance and condition of Great Southern, including its strong capital and good asset quality; (ii) similarities in the philosophies of BancGroup and Great Southern, including Great Southern's commitment to delivering high quality personalized financial services to its customers; and (iii) Great Southern's management's knowledge of and experience in the West Palm Beach, Florida market.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Certain executive officers of the Bank hold Great Southern Options which entitle them to purchase, in the aggregate, up to 116,575 shares of Great Southern Common Stock. Under the terms of the Agreement, any Great Southern Options which are not exercised prior to the Effective Date will be assumed by BancGroup giving the holders of such options the right to acquire shares of BancGroup Common Stock. See "Conversion of Great Southern Common Stock" and "Treatment of Great Southern Options."

     The Agreement provides that it is a condition to BancGroup's obligation to close the Merger that C. Robert Stock, J. Russell Greene, Sally L. Teel and Gerald F. Martens, each an executive officer of Great Southern and the Bank, enter into new employment agreements with Colonial Bank, which will provide for
(i) terms of one year, (ii) annual salaries for Messrs. Stock, Greene and Martens, and for Ms. Teel of $130,400, $113,400, $100,000 and $103,200,
respectively, which represent their current salaries and (iii) non-competition agreements to run concurrently with each one year term. The current employment agreements between such persons and Great Southern will be terminated and Messrs. Stock, Greene and Martens and Ms. Teel will receive lump-sum payments at the Effective Date of $391,200, $283,500, $100,000 and $103,200, respectively, pursuant to such agreements.

     On the Effective Date and subject to the agreements described above, all employees of Great Southern (including its executive officers) shall, at BancGroup's option, either become employees of BancGroup or its subsidiaries or be entitled to severance benefits in accordance with the severance policy of Colonial Bank, as of the date of the Agreement. All employees of Great Southern who become employees of BancGroup or its subsidiaries on the Effective Date shall be entitled, to the extent permitted by applicable law, to participate in all benefit plans of BancGroup to the same extent as BancGroup's employees.

     Under the Agreement, BancGroup has agreed to indemnify the directors and executive officers of Great Southern against certain claims and liabilities arising out of or pertaining to matters existing or occurring at or prior to the Effective Date, to the extent that Great Southern would have been authorized under Florida law, or under its Articles of Incorporation or Bylaws, to indemnify such persons.

     Except as described above, none of the directors or executive officers of Great Southern, and no associate of any such person, has any substantial direct or indirect interest in the Merger, other than an interest arising from the ownership of Great Southern Common Stock.

CONVERSION OF GREAT SOUTHERN COMMON STOCK

     On the Effective Date, each share of Great Southern Common Stock outstanding and held by Great Southern's shareholders (except shares as to which dissenters' rights are perfected) shall be converted by operation of law and without any action by any holder thereof into shares of BancGroup Common Stock. The number of shares, or fractions of a share of BancGroup Common Stock into which each outstanding share of Great Southern Common Stock on the Effective Date shall be converted, shall be equal to $13.05 divided by the Market Value. The Market Value shall represent the per share market value of the BancGroup Common Stock at the Effective Date and shall be determined by calculating the average of the closing prices of the Common Stock of BancGroup as reported by the NYSE on each of the 10 consecutive trading days ending on the trading day five calendar days immediately preceding the Effective Date, provided that the Market Value shall not be less than $19.88 nor more than $26.88, regardless of the actual market value as calculated. Accordingly, the maximum number of shares of BancGroup Common Stock to be issued in the Merger shall be 1,044,292 (based upon a minimum Market Value of $19.88) and the minimum number of shares of BancGroup Common Stock to be issued in the Merger shall be 772,341 (based upon a maximum Market Value of $26.88), based upon the 1,590,845 shares of Great Southern Common Stock outstanding as of the March 6, 1997 date of the Agreement. To the extent that as of the Effective Date the number of shares of Great Southern Common Stock outstanding has increased as a result of the exercise of employee stock options for Great Southern Common Stock after March 6, 1997, the number of shares of BancGroup Common Stock to be issued in the Merger will increase with each share of Great Southern Common Stock outstanding at the Effective Date exchanged for a number of shares of BancGroup Common Stock equal to $13.05 divided by the Market Value, and the minimum and maximum number of shares of BancGroup Common Stock will also be adjusted to take into account increases in the number of shares of Great Southern Common Stock outstanding in excess of 1,590,845 shares as a result of such exercises.

     No fractional shares of BancGroup Common Stock will be issued in the Merger. Each shareholder of Great Southern having a fractional interest arising upon the conversion of Great Southern Common Stock into BancGroup Common Stock will, at the time of surrender of the certificates representing Great Southern Common Stock, be paid by BancGroup an amount of cash equal to such fractional interest multiplied by the Market Value.

     As an example, if the Market Value is $23.075 (which was the Market Value calculated as of March 24, 1997), then each share of Great Southern Common Stock will be converted on the Effective Date into .5655 of a share of BancGroup Common Stock (i.e., $13.05 divided by $23.075). As a result, a shareholder of Great Southern who owns 500 shares of Great Southern Common Stock would receive 282 shares of BancGroup Common Stock ($13.05 / $23.075 multiplied by 500) with the .75 of a share paid in cash equal to $17.31 (.75 X $23.075).

     As the Market Value of the BancGroup Common Stock rises, the number of shares of BancGroup Common Stock to be issued in the Merger will decrease, and as the Market Value falls, the number of such shares to be issued will increase, subject to the minimum and maximum amounts to be issued, as described above. The closing sales price on the NYSE of the BancGroup Common Stock on May 9, 1997 was $23 7/8 per share.

     Shareholders are advised to obtain current market quotations for BancGroup Common Stock. The market price of BancGroup Common Stock at the Effective Date, or on the date on which certificates representing such shares are received by Great Southern shareholders, may be higher or lower than the market price of BancGroup Common Stock as of the Record Date or at the time of the Special Meeting.

     The Agreement provides that if, prior to the Effective Date, BancGroup Common Stock shall be changed into a different number of shares or a different class of shares by reason of any recapitalization or reclassification, stock dividend, combination, stock split, or reverse stock split of the BancGroup Common Stock, an appropriate and proportionate adjustment shall be made in the number of shares of BancGroup Common Stock into which the Great Southern Common Stock shall be converted in the Merger.

     For a description of the assumption of Great Southern Options, see "Treatment of Great Southern Options."

SURRENDER OF GREAT SOUTHERN COMMON STOCK CERTIFICATES

     Upon the Effective Date and subject to the conditions described at "Conditions to Consummation of the Merger," Great Southern's shareholders (except to the extent that such holders perfect dissenters' rights under applicable law) will automatically, and without further action by such shareholders or by BancGroup, become owners of BancGroup Common Stock as described herein. Outstanding certificates representing shares of the Great Southern Common Stock shall represent shares of BancGroup Common Stock. Thereafter, upon surrender of the certificates formerly representing shares of Great Southern Common Stock, the holders will be entitled to receive certificates for the BancGroup Common Stock. Dividends on the shares of BancGroup Common Stock will accumulate without interest and will not be distributed to any former shareholder of Great Southern unless and until such shareholder surrenders for cancellation his certificate for Great Southern Common Stock. SunTrust Bank, Atlanta, Atlanta, Georgia, transfer agent for BancGroup Common Stock, will act as the Exchange Agent with respect to the shares of Great Southern Common Stock surrendered in connection with the Merger.

     A detailed explanation of these arrangements will be mailed to Great Southern shareholders promptly following the Effective Date. STOCK CERTIFICATES SHOULD NOT BE SENT TO THE EXCHANGE AGENT UNTIL SUCH NOTICE IS RECEIVED.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The Merger is intended to qualify as a "reorganization" for federal income tax purposes under Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the "Code"). The obligation of Great Southern to consummate the Merger is conditioned on the receipt by Great Southern of an opinion from Coopers & Lybrand, L.L.P., which serves as BancGroup's independent public accountant, to the effect that the Merger will constitute such a reorganization. The opinion has been delivered to Great Southern. In delivering its opinion, Coopers & Lybrand, L.L.P., has received and relied upon certain representations contained in certificates of officers of BancGroup and Great Southern and certain other information, data, documentation and other materials as it deems necessary. The tax opinion is based upon customary assumptions contained therein, including the assumption that Great Southern has no knowledge of any plan or intention on the part of the Great Southern shareholders to sell or dispose of BancGroup Common Stock that would reduce their holdings to the number of shares having in the aggregate a fair market value of less than 50% of the total fair market value of the Great Southern Common Stock outstanding immediately upon the Merger.

     Neither Great Southern nor BancGroup intends to seek a ruling from the Internal Revenue Service as to the federal income tax consequences of the Merger. Great Southern's shareholders should be aware that the opinion will not be binding on the Internal Revenue Service or the courts. Great Southern's shareholders also should be aware that some of the tax consequences of the Merger are governed by provisions of the Code as to which there are no final regulations and little or no judicial or administrative guidance. There can be no assurance that future legislation, administrative rulings, or court decisions will not adversely affect the accuracy of the statements contained herein.

     The tax opinion states that, provided the assumptions stated therein are satisfied, the Merger will constitute a reorganization as defined in Section 368(a) of the Code and the following federal income tax consequences will result to Great Southern's shareholders who exchange their shares of Great Southern Common Stock for shares of BancGroup Common Stock:

          (i) No gain or loss will be recognized by Great Southern's shareholders on the exchange of shares of Great Southern Common Stock for shares of BancGroup Common Stock;

          (ii) The aggregate basis of BancGroup Common Stock received by each Great Southern shareholder (including any fractional shares of BancGroup Common Stock deemed received, but not actually received), will be the same as the aggregate tax basis of the shares of Great Southern Common Stock surrendered in exchange therefor;

          (iii) The holding period of the shares of BancGroup Common Stock received by each Great Southern shareholder will include the period during which the shares of Great Southern Common Stock exchanged therefor were held, provided that the shares of Great Southern Common Stock were a capital asset in the holder's hands as of the Effective Date;

          (iv) Cash payments received by each Great Southern shareholder in lieu of a fractional share of BancGroup Common Stock will be treated for federal income tax purposes as if the fractional share had been issued in the exchange and then redeemed by BancGroup. Gain or loss will be recognized on the redemption of the fractional share and generally will be capital gain or loss if the Great Southern Common Stock is a capital asset in the hands of the holder;

          (vi) No gain or loss will be recognized by Great Southern upon the transfer of its assets and liabilities to BancGroup. No gain or loss will be recognized by BancGroup upon the receipt of the assets and liabilities of Great Southern;

          (vii) The basis of the assets of Great Southern acquired by BancGroup will be the same as the basis of the assets in the hands of Great Southern immediately prior to the Merger;

          (viii) The holding period of the assets of Great Southern in the hands of BancGroup will include the period during which such assets were held by Great Southern; and

          (ix) A Great Southern shareholder who dissents and receives only cash pursuant to dissenters rights will recognize gain or loss. Such gain or loss will, in general, be treated as capital gain or loss, measured by the difference between the amount of cash received and the tax basis of the shares of Great Southern Common Stock converted, if the shares of Great Southern Common Stock were held as capital assets. However, a Great Southern shareholder who receives only cash may need to consider the effects of Section 302 and 318 of the Code in determining the federal income tax consequences of the transaction.

     Each Great Southern shareholder will be required to report on such shareholder's federal income tax return for the fiscal year of such shareholder in which the Merger occurs that such shareholder has received BancGroup Common Stock in a reorganization.

     THE FOREGOING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF ALL MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO THE SHAREHOLDERS OF GREAT SOUTHERN, TO GREAT SOUTHERN AND TO BANCGROUP AND DOES NOT PURPORT TO BE A COMPLETE DESCRIPTION OF ALL POTENTIAL TAX EFFECTS OF THE MERGER. THE DISCUSSION DOES NOT ADDRESS THE TAX CONSEQUENCES THAT MAY BE RELEVANT TO A PARTICULAR SHAREHOLDER SUBJECT TO SPECIAL TREATMENT UNDER CERTAIN FEDERAL INCOME TAX LAWS, SUCH AS DEALERS IN SECURITIES, BANKS, INSURANCE COMPANIES, TAX-EXEMPT ORGANIZATIONS, NON-UNITED STATES

PERSONS, STOCKHOLDERS WHO DO NOT HOLD THEIR SHARES OF GREAT SOUTHERN COMMON STOCK AS "CAPITAL ASSETS" WITHIN THE MEANING OF SECTION 1221 OF THE CODE, AND SHAREHOLDERS WHO ACQUIRED THEIR SHARES OF GREAT SOUTHERN COMMON STOCK PURSUANT TO THE EXERCISE OF OPTIONS OR OTHERWISE AS COMPENSATION, NOR ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCALITY OR FOREIGN JURISDICTION; MOREOVER, THE TAX CONSEQUENCES TO HOLDERS OF GREAT SOUTHERN OPTIONS ARE NOT DISCUSSED. THE DISCUSSION IS BASED UPON THE CODE, TREASURY REGULATIONS THEREUNDER AND ADMINISTRATIVE RULINGS AND COURT DECISIONS AS OF THE DATE HEREOF. ALL OF THE FOREGOING IS SUBJECT TO CHANGE AND ANY SUCH CHANGE COULD AFFECT THE CONTINUING VALIDITY OF THIS DISCUSSION. GREAT SOUTHERN SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE MERGER TO THEM.

OTHER POSSIBLE CONSEQUENCES

     If the Merger is consummated, the shareholders of Great Southern, a Florida corporation, will become shareholders of BancGroup, a Delaware business corporation.

     For a discussion of the differences, if any, in the rights, preferences, and privileges attaching to Great Southern Common Stock as compared with BancGroup Common Stock, see "COMPARATIVE RIGHTS OF STOCKHOLDERS."

CONDITIONS TO CONSUMMATION OF THE MERGER

     The parties' obligation to consummate the Merger is subject to the satisfaction (or waiver, to the extent permitted by law) of various conditions set forth in the Agreement.

     The obligations of Great Southern and BancGroup to consummate the Merger are conditioned upon, among other things, (i) the approval of the Agreement by the holders of at least a majority of the outstanding shares of Great Southern Common Stock; (ii) the notification to or approval of the Merger by the Federal Reserve and approval of the Bank Merger by the Alabama Department and the Federal Reserve; (iii) the absence of pending or threatened litigation with a view to restraining or prohibiting consummation of the Merger or in which it is sought to obtain divestiture, rescission or damages in connection with the Merger; (iv) the absence of any investigation by any governmental agency which might result in any such proceeding; (v) consummation of the Merger no later than December 31, 1997; and (vi) receipt of opinions of counsel regarding certain matters.

     The obligation of Great Southern to consummate the Merger is further subject to several other conditions, including: (i) the absence of any material adverse change in the financial condition or affairs of BancGroup; (ii) the shares of BancGroup Common Stock to be issued under the Agreement shall have been approved for listing on the NYSE; and (iii) the accuracy in all material respects of the representations and warranties of BancGroup contained in the Agreement and the performance by BancGroup of all of its covenants and agreements under the Agreement.

     The obligation of BancGroup to consummate the Merger is subject to several other conditions, including: (i) the absence of any material adverse change in the financial condition or affairs of Great Southern; (ii) the holders of not more than 10% of the outstanding shares of Great Southern Common Stock shall have exercised dissenters' rights with respect to their shares; (iii) the receipt of a letter from Coopers & Lybrand L.L.P. concurring with the conclusions of BancGroup's and Great Southern's management that no conditions exist with respect to each company which would preclude accounting for the Merger as a pooling of interests; (iv) the accuracy in all material respects of the representations and warranties of Great Southern contained in the Agreement, and the performance by Great Southern of all of its covenants and agreements under the Agreement; and (v) the receipt by BancGroup of certain undertakings from holders of Great Southern

Common Stock who may be deemed to be "affiliates" of Great Southern pursuant to the rules of the Commission.

     It is anticipated that the foregoing conditions, as well as certain other conditions contained in the Agreement, such as the receipt of certificates of officers of each party as to compliance with the Agreement, and satisfaction of each party of all representations, warranties and covenants, will be satisfied. The Agreement provides that Great Southern and BancGroup may waive all conditions to their obligations to consummate the Merger, other than the receipt of the requisite approvals of regulatory authorities and Great Southern shareholder approval of the Merger. In making any decision regarding a waiver of one or more conditions to consummation of the Merger or an amendment of the Agreement, the Boards of Directors of Great Southern and BancGroup would be subject to the fiduciary duty standards imposed upon such boards by relevant law that would require such boards to act in the best interests of their respective shareholders.

AMENDMENT OR TERMINATION

     The Boards of Directors of BancGroup and Great Southern may agree to amend or terminate the Agreement before or after approval by the shareholders of Great Southern. However, the Board of Directors of Great Southern may not amend the Agreement in a manner which would alter the Merger Consideration or which, in the opinion of the Board of Directors of Great Southern, would adversely affect the rights of the shareholders of Great Southern, unless such amendments are approved by a majority of the outstanding shares of Great Southern Common Stock. Such amendments may require the filing of an amendment of the Registration Statement, of which this Prospectus forms a part, with the Commission. See "Conditions to Consummation of the Merger."

REGULATORY APPROVALS

     Prior to the Merger, a 10-day prior notification to the Federal Reserve will be provided pursuant to Section 3 of the BHCA and the regulations promulgated pursuant thereto. It is contemplated that the Merger will occur simultaneously with the Bank Merger. The approval of the Federal Reserve and the Alabama Department must be obtained prior to consummation of the Bank Merger. Applications were filed with the Federal Reserve and the Alabama Department on or about April 21, 1997. The regulatory approval process is expected to take approximately two months from that date.

     Federal Reserve Notification. Under limited circumstances, approval of the Merger by the Federal Reserve under Section 3 of the BHCA is not required. More specifically, the Merger would not require Federal Reserve approval if: (1) the Bank is merged into a BancGroup bank subsidiary simultaneously with the Merger;
(2) the Bank's merger into a BancGroup bank subsidiary requires the prior approval of a federal supervisory agency under the Bank Merger Act; (3) the transaction does not involve an acquisition subject to Section 4 of the BHCA;
(4) both before and after the transaction, BancGroup meets the Federal Reserve's capital adequacy guidelines; and (5) BancGroup provides written notice of the transaction to the Federal Reserve at least ten days prior to the transaction, and during that period, the Federal Reserve does not require an application under Section 3 of the BHCA. It is anticipated that BancGroup will satisfy the foregoing requirements, and, absent Federal Reserve action pursuant to item (5) above, an application with the Federal Reserve pursuant to Section 3 of the BHCA will not be required.

     In the event the Federal Reserve requires an application pursuant to
Section 3 of the BHCA, approval of the Federal Reserve would be required prior to the Merger. Pursuant to Section 3 of the BHCA, and the regulations promulgated pursuant thereto, the Federal Reserve must withhold approval of the Merger if it finds that the transaction will result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States. In addition, the Federal Reserve may not approve the Merger if it finds that the effect thereof may be substantially to lessen competition in any section of the country, or tend to create a monopoly, or would in any other manner be in restraint of trade, unless it finds that the anti-competitive effects of the Merger are clearly outweighed by the probable effect of the Merger in meeting the convenience and needs of the communities to be served. The Federal Reserve will also take into consideration the financial condition and managerial resources of

BancGroup, its subsidiaries, any banks related to BancGroup through common ownership or management, and the Bank. Finally, the Federal Reserve will consider the compliance records of BancGroup's subsidiaries under the Community Reinvestment Act.

     The BHCA provides for the publication of notice and public comment on the application and authorizes the Federal Reserve to permit interested parties to intervene in the proceedings. If an interested party is permitted to intervene, such intervention could delay the regulatory approvals required for consummation of the Merger. Section 11 of the BHCA imposes a waiting period which prohibits the consummation of the Merger, in ordinary circumstances, for a period ranging from 15-30 days following the Federal Reserve's approval of the Merger. During such period, the United States Department of Justice, should it object to the Merger for antitrust reasons, may challenge the consummation of the Merger.

     Alabama State Banking Department Approval. The Bank Merger must be approved by the Alabama Department pursuant to applicable provisions of the Alabama Banking Code. If the Superintendent of the Alabama Department finds that
(1) the proposed transaction will not be detrimental to the safety and soundness of the bank resulting from the Bank Merger, (2) any new officers and directors of the resulting bank are qualified by character, experience, and financial responsibility to direct and manage the resulting bank, and (3) the proposed Bank Merger is consistent with the convenience and needs of the communities to be served by the resulting bank in the State of Alabama and is otherwise in the public interest, the Bank Merger will be approved by the Superintendent.

     Federal Reserve Approval. On March 14, 1997, Colonial Bank, a state-chartered non-member bank, the primary federal regulator of which is currently the Federal Deposit Insurance Corporation, filed an application for membership in the Federal Reserve. Subject to Federal Reserve approval of the pending membership application, it is anticipated that Colonial Bank will become a member of the Federal Reserve on or about June 1, 1997. As the primary federal regulator of state-chartered banks that are members of the Federal Reserve, the Federal Reserve will become the primary federal regulator of Colonial Bank upon its admission to membership in the Federal Reserve. In that the Bank Merger Act requires that a bank merger be approved by the primary federal regulator of the resulting bank, and in that Colonial Bank will be the bank resulting from the Bank Merger, the Federal Reserve's approval of the Bank Merger must be obtained. A delay in the receipt of the Federal Reserve's approval of the membership application or the Federal Reserve's disapproval of such application could significantly impact the timing of the Bank Merger.

     The Federal Reserve is prohibited from approving the Bank Merger if it would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States. In addition, the Federal Reserve is prohibited from approving the Bank Merger if its effect, in any section of the country, would be substantially to lessen competition, or to tend to create a monopoly, or which in any other manner would be in restraint of trade, unless it finds that the anti-competitive effects of the Bank Merger are clearly outweighed in the public interest by the probable effect of the Bank Merger in meeting the convenience and needs of the community to be served. The Federal Reserve is required to take into consideration the financial and managerial resources and future prospects of the existing and proposed institutions, and the convenience and needs of the community to be served.

     In that the Bank Merger constitutes an interstate bank merger, certain additional requirements are applicable to the Bank Merger. For example, subject to certain exceptions, the Federal Reserve is prohibited from approving the Bank Merger if Colonial Bank materially fails to comply with filing requirements imposed by the Florida Department of Banking and Finance for interstate bank merger transactions. In addition, the Federal Reserve is prohibited from approving the Bank Merger if the bank resulting from the Bank Merger, including all insured depository institutions which are affiliates of such resulting bank, upon consummation of the transaction, would control more than 10% of the total amount of deposits of insured depository institutions in the United States. The Federal Reserve is also prohibited from approving the Bank Merger if either party to the Bank Merger has a branch in any state in which any other bank involved in the Bank Merger has a branch, and the resulting bank, upon consummation of the Bank Merger, would control 30% or more of the total amount of deposits of insured depository institutions in any such state. Finally, the Federal Reserve may approve the interstate bank merger only if each bank involved in the transaction is adequately capitalized as of the date the application is filed, and the Federal Reserve determines that the resulting bank will continue to be adequately capitalized and adequately managed upon consummation of the Bank Merger.

     The Bank Merger Act imposes a waiting period which prohibits consummation of the Bank Merger, in ordinary circumstances, for a period ranging from 15-30 days following the Federal Reserve's approval of the Bank Merger. During such period, the United States Department of Justice, should it object to the Merger for antitrust reasons, may challenge the consummation of the Merger.

     The Agreement provides that the obligation of each of BancGroup and Great Southern to consummate the Merger is conditioned upon the receipt of all necessary regulatory approvals, and the absence in such approvals of any condition or restriction which in the reasonable good faith judgment of the Board of Directors of BancGroup or Great Southern would so materially adversely impact the economic benefits of the transaction as contemplated by the Agreement so as to render inadvisable the Merger. There can be no assurance that the applications necessary for BancGroup to consummate the Merger with Great Southern will be approved, and, if such approvals are received, that such approvals will not be conditioned upon terms and conditions that would cause the parties to abandon the Merger.

     Any approval received from the banking agencies reflects only their view that the Merger does not contravene applicable competitive standards imposed by law, and that the Merger is consistent with regulatory policies relating to safety and soundness. THE APPROVAL OF THE BANKING AGENCIES IS NOT AN ENDORSEMENT OR RECOMMENDATION OF THE MERGER.

     BancGroup is not aware of any other governmental approvals or actions that may be required for consummation of the Merger except for the Federal Reserve and the Alabama Department approvals, described above. Should any such approval or action be required, it is presently contemplated that such approval or action would be sought.

CONDUCT OF BUSINESS PENDING THE MERGER

     The Agreement contains certain restrictions on the conduct of the business of Great Southern pending consummation of the Merger. The Agreement prohibits Great Southern from taking any of the following actions, prior to the Effective Date, subject to certain limited exceptions previously agreed to by the parties, without the prior written approval of BancGroup:

          (i) Issuing, delivering or agreeing to issue or deliver any stock, bonds or other corporate securities (whether authorized and unissued or held in the treasury), except shares of Great Southern Common Stock issued upon the exercise of Great Southern Options;

          (ii) Borrowing or agreeing to borrow any funds or incurring or becoming subject to, any liability (absolute or contingent) except borrowings, obligations and liabilities incurred in the ordinary course of business and consistent with past practice;

          (iii) Paying any material obligation or liability (absolute or contingent) other than current liabilities reflected in or shown on the most recent balance sheet and current liabilities incurred since that date in the ordinary course of business and consistent with past practice;

          (iv) Declaring or making or agreeing to declare or make, any payment of dividends or distributions of any assets of any kind whatsoever to shareholders, or purchasing or redeeming or agreeing to purchase or redeem, any of its outstanding securities, except that Great Southern may pay a cash dividend to its shareholders for the first and second quarters of 1997. Each of those dividends shall be equal to $Dividend X .5582 where "$Dividend" equals the per share cash dividend paid by BancGroup for the quarter in question;

          (v) Except in the ordinary course of business, selling or transferring or agreeing to sell or transfer, any of its assets, property or rights or canceling, or agreeing to cancel, any debts or claims;

          (vi) Except in the ordinary course of business, entering or agreeing to enter into any agreement or arrangement granting any preferential rights to purchase any of its assets, property or rights or requiring the consent of any party to the transfer and assignment of any of its assets, property or rights;

          (vii) Waiving any rights of value which in the aggregate are material;

          (viii) Except in the ordinary course of business, making or permitting any amendment or termination of any contract, agreement or license to which it is a party if such amendment or termination is material considering its business as a whole;

          (ix) Except in accordance with past practice, making any accrual or arrangement for or payment of bonuses or special compensation of any kind or any severance or termination pay to any present or former officer or employee;

          (x) Except in accordance with past practice, increasing the rate of compensation payable to or to become payable to any of its officers or employees or making any material increase in any profit-sharing, bonus, deferred compensation, savings, insurance, pension, retirement or other employee benefit plan, payment or arrangement made to, for or with any of its officers or employees;

          (xi) Failing to operate its business in the ordinary course so as to preserve its business intact and to preserve the goodwill of its customers and others with whom it has business relations; and

          (xii) Entering into any other material transaction other than in the ordinary course of business.

     The Agreement provides that prior to the Effective Date, no director or officer of Great Southern or any of its subsidiaries shall, directly or indirectly, own, manage, operate, join, control, be employed by or participate in the ownership, proposed ownership, management, operation or control of or be connected in any manner with, any business, corporation or partnership which is competitive to the business of Great Southern or its subsidiaries.

     The Agreement also provides that (i) Great Southern will consult with BancGroup respecting loan requests in excess of $250,000 that are not single-family residential loan requests and respecting other loan requests outside the normal course of business, and (ii) Great Southern will consult with BancGroup respecting business issues that Great Southern believes should be brought to the attention of BancGroup.

COMMITMENTS WITH RESPECT TO OTHER OFFERS

     Until the termination of the Agreement, and except for the Merger, neither Great Southern nor any of its directors or officers (or any person representing any of the foregoing) shall solicit or encourage inquiries or proposals with respect to, furnish any information relating to or participate in any negotiations or discussions concerning, any acquisition or purchase of all or of a substantial portion of the assets of, or of a substantial equity interest in, Great Southern or any business combination involving Great Southern (collectively, an "Acquisition Proposal") other than as contemplated by the Agreement. Great Southern will notify BancGroup immediately if any such inquiries or proposals are received by Great Southern, if any such information is requested from Great Southern, or if any such negotiations or discussions are sought to be initiated with Great Southern. Great Southern shall instruct its officers, directors, agents or affiliates or their subsidiaries to refrain from doing any of the above. Great Southern may communicate information about an Acquisition Proposal to its shareholders if and to the extent that legal counsel provides a written opinion to Great Southern (a copy of which shall be provided in advance to BancGroup) that it is required to do so in order to comply with its legal obligations.

     If (i) an Acquisition Proposal is submitted to and approved by the shareholders of Great Southern at any time prior to the Effective Date; or (ii) an Acquisition Proposal is received by Great Southern or is made directly to the shareholders of Great Southern at any time prior to the termination of the Agreement (except for a termination by Great Southern for a breach of the Agreement by BancGroup) and, in the case of (i) or (ii), such Acquisition Proposal is closed, then Great Southern shall pay to BancGroup a termination fee in an amount equal to 10% of the shareholders' equity of Great Southern as of the end of the month preceding such payment, as liquidated damages, and not as a penalty, and, upon the payment in full thereof, the Agreement shall be terminated and no party to the Agreement shall have any further liability under the Agreement.

INDEMNIFICATION

     BancGroup has agreed to indemnify present and former directors and officers of Great Southern and the Bank against liabilities arising out of actions or omissions occurring at or prior to the Effective Date to the extent provided in the Florida Business Corporation Act and Great Southern's Articles of Incorporation and Bylaws.

RIGHTS OF DISSENTING SHAREHOLDERS

     Holders of Great Southern Common Stock as of the Record Date are entitled to dissenters' rights of appraisal under Florida law. Consummation of the Merger is subject to, among other things, the holders of no more than 10% of the outstanding Great Southern Common Stock electing to exercise their dissenters' rights. Pursuant to Section 607.1320 of the FBCA, a Great Southern shareholder who does not wish to accept the shares of BancGroup Common Stock to be received pursuant to the terms of the Agreement may dissent from the Merger and elect to receive the fair value of his shares as of the day prior to the date the Merger is approved by Great Southern shareholders. Such fair value is exclusive of any appreciation or depreciation in anticipation of the Merger, unless exclusion would be inequitable.

     In order to exercise appraisal rights, a dissenting shareholder of Great Southern (a "Dissenting Shareholder") must fully comply with the statutory procedures of Sections 607.1320, 607.1301 and 607.1302 of the FBCA, which are summarized below. Such Sections are attached hereto as Appendix C. Shareholders of Great Southern are urged to read such Sections in their entirety and to consult with their legal advisors. Each shareholder of Great Southern who desires to assert his or her appraisal rights is cautioned that failure on his or her part to adhere strictly to the requirements of Florida law in any regard will cause a forfeiture of any appraisal rights. The following summary of Florida law is qualified in its entirety by reference to the full text of the provisions of the FBCA attached hereto as Appendix C.

     To exercise appraisal rights,

     1. A Dissenting Shareholder must file with Great Southern, prior to the taking of the vote on the Merger, a written notice of intent to demand payment for his or her shares if the Merger is effectuated. A vote against the Merger will not alone be deemed to be the written notice of intent to demand payment. A Dissenting Shareholder need not vote against the Merger, but cannot vote for the Merger.

     2. Within ten days after the vote on the Merger is taken, Great Southern must give written notice of the authorization of the Merger, if obtained, to each Great Southern shareholder who filed notice of intent to demand payment for his shares. WITHIN TWENTY DAYS AFTER THE GIVING OF THE FOREGOING NOTICE BY GREAT SOUTHERN, EACH DISSENTING SHAREHOLDER MUST FILE WITH GREAT SOUTHERN A NOTICE OF ELECTION TO DISSENT, STATING HIS OR HER NAME AND ADDRESS, THE NUMBER OF SHARES AS TO WHICH HE OR SHE DISSENTS AND A DEMAND FOR PAYMENT OF THE FAIR VALUE OF HIS OR HER SHARES. ANY DISSENTING SHAREHOLDER FAILING TO FILE SUCH ELECTION WITHIN THE PERIOD WILL LOSE HIS OR HER APPRAISAL RIGHTS AND BE BOUND BY THE TERMS OF THE AGREEMENT. A Dissenting Shareholder filing an election to dissent must also deposit the certificate(s) representing his or her shares with Great Southern simultaneously with the filing of the election.

     3. Upon filing a notice of election to dissent, a Dissenting Shareholder shall thereafter be entitled only to payment pursuant to the procedure set forth in the applicable sections of FBCA and shall not be entitled to vote or to exercise any other rights of a shareholder. A notice of election may be withdrawn in writing by the Dissenting Shareholder at any time before an offer is made by Great Southern to pay for shares. Upon such withdrawal, the right of the Dissenting Shareholder to be paid the fair value of his or her shares will cease, and he or she will be reinstated as a shareholder.

     4. Within ten days after the expiration of the period in which a Dissenting Shareholder may file notice of election to dissent, or within ten days after the Effective Date of the Merger, whichever is later (but in no event later than ninety days after the Merger is approved), Great Southern (or BancGroup after the Effective Date) must make a written offer to each Dissenting Shareholder who has made demand for appraisal for his or her shares at a price deemed by Great Southern to be the fair value thereof.

     5. If, within thirty days after the making of such offer, the Dissenting Shareholder accepts the offer, payment for the shares of the Dissenting Shareholder is to be made within ninety days after the making of such offer or the effective date of the Merger, whichever is later. Upon payment of the agreed value, the Dissenting Shareholder will cease to have any interest in such shares.

     6. If Great Southern (or BancGroup, if appropriate) fails to make such offer within the period specified above or if it makes an offer and a Dissenting Shareholder fails to accept the same within a period of 30 days thereafter, then Great Southern, within 30 days after receipt of written demand from any Dissenting Shareholder given within 60 days after the date on which the Merger was effected, shall, or at its election at any time within such period of 60 days may, file an action in any court of competent jurisdiction in Palm Beach County requesting that the fair value of such shares be determined by the Court.

     7. If Great Southern fails to institute such proceeding within the above-prescribed period, any Dissenting Shareholder may do so in the name of Great Southern. A copy of the initial pleading will be served on each Dissenting Shareholder. Great Southern is required to pay each Dissenting Shareholder the amount found to be due within ten days after final determination of the proceedings. The judgment of the court is payable only upon and concurrently with the surrender to Great Southern of the certificate(s) representing the shares. Upon payment of the judgment, the Dissenting Shareholder ceases to have any interest in such shares.

     8. The costs and expenses of the court proceeding are determined by the court and will be assessed against Great Southern (or BancGroup, if appropriate) except that all or any part of such costs and expenses may be apportioned and assessed against any Dissenting Shareholders who are parties to the proceeding and to whom Great Southern has made an offer to pay for their shares, if the court finds their refusal to accept such offer to have been arbitrary, vexatious or not in good faith. Expenses include reasonable compensation for, and expenses of, appraisers, but shall exclude the fees and expenses of counsel for, and experts employed by, any party. If the value of the shares, as determined by the court, materially exceeds the amount that Great Southern offered to pay for the shares then the court may, in its discretion, award to any Dissenting Shareholder who is a party to the proceedings, such sum as the court may determine to be reasonable compensation to any expert(s) employed by the Dissenting Shareholder in the proceeding.

     The foregoing discussion is only a summary of the provisions of Florida law and does not purport to be complete and is qualified in its entirety by reference to the provisions of Florida law, which are attached hereto as Appendix C. Successful assertion by Great Southern shareholders of their dissenters' appraisal rights is dependent upon compliance with the requirements described above. Non-compliance with any provision will result in a failure to perfect those rights and the loss of any opportunity to receive payment for shares pursuant to an appraisal.

     BECAUSE OF THE COMPLEXITY OF THE PROVISIONS OF THE FLORIDA LAW RELATING TO DISSENTERS' APPRAISAL RIGHTS, SHAREHOLDERS WHO ARE CONSIDERING DISSENTING FROM THE MERGER ARE URGED TO CONSULT THEIR OWN LEGAL ADVISERS.

RESALE OF BANCGROUP COMMON STOCK ISSUED IN THE MERGER

     The issuance of the shares of BancGroup Common Stock pursuant to the Merger (including any shares to be issued pursuant to Great Southern Options) has been registered under the Securities Act of 1933 (the "Securities Act"). As a result, shareholders of Great Southern who are not "affiliates" of Great Southern (as such term is defined under the Securities Act) may resell, without restriction, all shares of BancGroup

Common Stock which they receive in connection with the Merger. Under the Securities Act, only affiliates of Great Southern are subject to restrictions on the resale of the BancGroup Common Stock which they receive in the Merger.

     The BancGroup Common Stock received by affiliates of Great Southern who do not also become affiliates of BancGroup after the consummation of the Merger may not be sold except pursuant to an effective Registration Statement under the Securities Act covering such shares or in compliance with Rule 145 promulgated under the Securities Act or another applicable exemption from the registration requirements of the Securities Act. Generally, Rule 145 permits BancGroup Common Stock held by such shareholders to be sold in accordance with certain provisions of Rule 144 under the Securities Act. In general, these provisions of Rule 144 permit a person to sell on the open market in brokers or certain other transactions within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of BancGroup Common Stock or the average weekly trading volume in BancGroup Common Stock reported on the NYSE during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to the availability of current public information about BancGroup. The restrictions on sales will cease to apply under most circumstances once the former Great Southern affiliate has held the BancGroup Common Stock for at least one year. BancGroup Common Stock held by affiliates of Great Southern who become affiliates of BancGroup, if any, will be subject to additional restrictions on the ability of such persons to resell such shares.

     Great Southern will provide BancGroup with such information as may be reasonably necessary to determine the identity of those persons (primarily officers, directors and principal shareholders) who may be deemed to be affiliates of Great Southern. Great Southern will also obtain from each such person a written undertaking to the effect that no sale or transfer will be made of any shares of BancGroup Common Stock by such person except pursuant to Rule 145 or pursuant to an effective registration statement or an exemption from registration under the Securities Act. Receipt of such an undertaking is a condition to BancGroup's obligation to close the Merger. If such undertakings are not received and BancGroup waives receipt of such condition, the certificates for the shares of BancGroup Common Stock to be issued to such person will contain an appropriate restrictive legend and appropriate stock transfer orders will be given to BancGroup's stock transfer agent.

ACCOUNTING TREATMENT

     BancGroup will account for the Merger as a pooling-of-interests transaction in accordance with generally accepted accounting principles, which, among other things, require that the number of shares of Great Southern Common Stock acquired for cash pursuant to the exercise of dissenters' rights or in lieu of fractional shares not exceed 10% of the outstanding shares of Great Southern Common Stock. Under this accounting treatment, assets and liabilities of Great Southern would be added to those of BancGroup at their recorded book values, and the shareholders' equity of the two companies would be combined in BancGroup's consolidated balance sheet. Financial statements of BancGroup issued after the Effective Date of the Merger may be restated to reflect the consolidated operations of BancGroup and Great Southern as if the Merger had taken place prior to the periods covered by the financial statements.

NYSE REPORTING OF BANCGROUP COMMON STOCK ISSUED IN THE MERGER

     Sales of BancGroup Common Stock to be issued in the Merger in exchange for Great Southern Common Stock will be reported on the NYSE.

TREATMENT OF GREAT SOUTHERN OPTIONS

     ASSUMPTION OF OPTIONS. As of the date of this Prospectus, Great Southern had granted options (the "Great Southern Options"), which entitle the holders thereof to acquire up to 140,775 shares of Great Southern Common Stock. On the Effective Date, BancGroup will assume all Great Southern Options outstanding, and each such option will represent the right to acquire BancGroup Common Stock on substantially the same terms applicable to the Great Southern Options. The registration statement registering the shares of BancGroup Common Stock issued pursuant to the Merger also registers the shares of

BancGroup Common Stock to be issued upon the exercise of the Great Southern Options assumed by BancGroup. The number of shares of BancGroup Common Stock to be issued pursuant to such options will equal the number of shares of Great Southern Common Stock subject to such Great Southern Options multiplied by the Exchange Ratio, provided that no fraction of shares of BancGroup Common Stock will be issued and the number of shares of BancGroup Common Stock to be issued upon the exercise of Great Southern Options, if a fractional share exists, will equal the number of whole shares obtained by rounding to the nearest whole number, giving account to such fraction, or else such fractional interest shall be paid in cash. The exercise price for the acquisition of BancGroup Common Stock will be the exercise price for each share of Great Southern Common Stock subject to such options divided by the Exchange Ratio, adjusted appropriately for any rounding to whole shares that may be done. For these purposes, the "Exchange Ratio" means the result obtained by dividing $13.05 by the Market Value.

     The Great Southern Options are issuable pursuant to the Great Southern Bank Executive Incentive Stock Option Plan (the "Option Plan").

     The Option Plan is not qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended, nor is it subject to the Employee Retirement Income Security Act of 1974. Great Southern Options are not transferrable except under the laws of descent and distribution.

     PURPOSE OF THE OPTION PLAN. The purpose of the Option Plan is to advance the interests of Great Southern and the Bank by affording to key management employees and officers an opportunity to acquire or increase their propriety interest in Great Southern and, thus, to motivate, retain and attract highly competent individuals for the benefit of Great Southern. BancGroup believes that its assumption of the Great Southern Options will be consistent with this purpose. No further options will be granted under the Option Plan after the Merger. A total of nine persons currently hold Great Southern Options.

     TAX CONSEQUENCES -- INCENTIVE OPTIONS. Options issued under the Option Plan are intended to qualify as "incentive stock options," under Section 422 of the Internal Revenue Code of 1986, as amended. Under the Internal Revenue Code no income will result to a grantee of any such option upon the granting or exercising of an option by the grantee, and BancGroup will not be entitled to a tax deduction by reason of such grant or exercise.

     If, after exercising the option, the employee holds the stock obtained through exercise for at least two years after the date of option grant and at least one year after the stock was obtained, the employee's gain (if any) on selling the stock will generally be treated as a long term capital gain. Generally, the employee's alternative minimum taxable income for minimum tax purposes will be increased by the difference between the option price and the fair market value of the stock on the date of exercise.

     If the holding period requirements just stated are not met, then any gain on the sale of the stock will be taxed partly or entirely at ordinary income tax rates. If the stock is held for less than the required holding period, then the difference between the option exercise price and the fair market value of the stock on the date of exercise will be taxed at ordinary income tax rates. The gain equal to the increase in the fair market value of the stock after the date of exercise of the option will generally be taxed as capital gain.

     It should be understood that the holding periods discussed above relate only to federal income tax treatment and not to any securities law restrictions that may apply to the sale of shares obtained through an option.

     The foregoing statements concerning federal income tax treatment are necessarily general and may not apply in a particular instance. Option holders should contact their own professional tax advisors for advice concerning their particular tax situation and any changes in the tax law since the date of this Prospectus.

     ADMINISTRATION. The shares of stock to be delivered upon the exercise of Great Southern Options granted under the Option Plan shall be made available, after the Merger, from the authorized but unissued shares of BancGroup's Common Stock.

     The Option Plan is to be administered, after the Merger, by the Personnel and Compensation Committee (the "Committee") of the Board of Directors of BancGroup. All members of the Committee are directors of

BancGroup. The Chairman of the Committee, John C. H. Miller, Jr., receives employee-related compensation from BancGroup and holds options under BancGroup's stock option plans. Mr. Miller is a member of a law firm that performs legal services for BancGroup. See "LEGAL OPINIONS." Another member of the Committee, Jack H. Rainer, is Chairman of Bankers Credit Life Insurance Company, which provides credit life insurance on certain loans made by Colonial Bank, BancGroup's Alabama bank subsidiary. The members of the Committee serve at the pleasure of the Board of Directors of BancGroup. The Committee shall interpret the Option Plan and resolve questions presented by holders of options under the Option Plan. Requests for information or questions about the Option Plan should be directed to BancGroup's Corporate Secretary, at the offices of BancGroup, Post Office Box 1108, One Commerce Street, Montgomery, Alabama 36101 telephone:
(334) 240-5000.

     EXERCISE OF OPTIONS. After a Great Southern Option becomes exercisable in accordance with its terms, it may be exercised by the holder by giving written notice to BancGroup on a form provided by BancGroup and by paying to BancGroup in cash the exercise price of the shares to be acquired under the option. Payment may be made to BancGroup by cash, check, bank draft, or money order, or, by delivering BancGroup stock already owned by the option holder. The period during which an option may be exercised is stated in the agreement respecting each grant of options but in no case may be more than 10 years from the date the option is granted. The optionee must be in the continuous employ of Great Southern or BancGroup from the date of grant through the date of exercise, except as stated below.

     TERMINATION OF EMPLOYMENT. If an employee is terminated for cause, or if an employee voluntarily terminates employment other than by retirement, the option will also terminate as of the date of termination of employment. "Cause" is defined in the Option Plan as the negligent or willful failure of an optionee to perform his or her duties in a manner consistent with the best interests of Great Southern or its subsidiaries and in accordance with the directives of management. If an employee's employment is terminated without cause, the holder of the option has 30 days following such termination to exercise such option. In the case of permanent and total disability, the optionee has the right at any time during the period ending one year from the date of termination of employment as a result of such disability to exercise the option.

     AMENDMENT AND OTHER MATTERS. BancGroup's Board of Directors may at any time amend the Option Plan, except that no amendment may make any change in any option already granted which would adversely affect the rights of any participant.

     It is not anticipated that BancGroup will make any reports to option holders regarding the amount or status of Great Southern Options held. Option holders may obtain such information from BancGroup at the address given above.

     The shares subject to options will be obtained by BancGroup from authorized but unissued shares. BancGroup has reserved sufficient authorized but unissued shares for issuance pursuant to options under the Option Plan and does not anticipate acquiring any shares in the open market for such purposes.

                    COMPARATIVE MARKET PRICES AND DIVIDENDS

BANCGROUP

     BancGroup Common Stock is listed for trading on the NYSE. The Common Stock was first listed on the NYSE on February 24, 1995. Prior to February 21, 1995, BancGroup had two classes of common stock outstanding, Class A and Class B. The Class B was not publicly traded. The Class A Common Stock was traded in the over-the-counter market and quoted on the NASDAQ National Market System. The BancGroup Class A Common Stock had more limited voting rights than the BancGroup Class B Common Stock. The Class A and Class B Common Stock were reclassified into one class of Common Stock on February 21, 1995, and the Class A Common Stock ceased to be quoted on NASDAQ on February 24, 1995.

     The following table shows the dividends paid per share and indicates the high and low closing prices for the BancGroup Class A Common Stock as reported by the NASDAQ National Market System up to February 24, 1995, and the same information reported by the NYSE for the BancGroup Common Stock commencing February 24, 1995.

                                                                 PRICE(1)
                                                              ---------------      DIVIDENDS(1)
                                                              HIGH       LOW       (PER SHARE)
                                                              -----      ----      ------------
1995
  1st Quarter...............................................   $11 13/16  $ 9 3/4      $0.1125
  2nd Quarter...............................................    13 5/8     11 9/16      0.1125
  3rd Quarter...............................................    14 15/16   13 3/4       0.1125
  4th Quarter...............................................    16 7/16    14 1/4       0.1125
1996
  1st Quarter...............................................    18 1/4     15           0.135
  2nd Quarter...............................................    18 1/16    15 5/8       0.135
  3rd Quarter...............................................    17 15/16   15 5/8       0.135
  4th Quarter...............................................    20 1/8     17 3/8       0.135
1997
  1st Quarter...............................................    24         18 2/3       0.15
  2nd Quarter (through May 9, 1997).........................    24         22           0.15

---------------

(1) Price and dividends have been restated to reflect the impact of a two-for-one stock split effected in the form of a 100% stock dividend paid February 11, 1997.

     On February 19, 1997, the business day immediately prior to the public announcement of the Merger, the closing price as reported on the NYSE of the BancGroup Common Stock was $23 3/8 per share.

     At December 31, 1996, BancGroup's subsidiaries accounted for approximately 98% of BancGroup's consolidated assets. BancGroup derives substantially all of its income from dividends received from its subsidiaries. Various statutory provisions and regulatory policies limit the amount of dividends the subsidiary banks may pay without regulatory approval. In addition, federal statutes restrict the ability of subsidiary banks to make loans to BancGroup, and regulatory policies may also restrict such dividends.

GREAT SOUTHERN

     There is no established public trading market for the Great Southern Common Stock. The shares of Great Southern Common Stock are not actively traded, and such trading activity, as it occurs, takes place in privately negotiated transactions. Management of Great Southern is aware of certain transactions in shares of Great Southern that have occurred since January 1, 1995, although the trading prices of all stock transactions are not known. The following sets forth the trading prices for the shares of Great Southern Common Stock that have occurred since January 1, 1995 for transactions in which the trading prices are known to management of Great Southern:

                                                              PRICE PER SHARE OF
                                                               COMMON STOCK(1)
                                                              ------------------      DIVIDENDS
                                                               HIGH        LOW        PER SHARE
                                                              ------      ------      ---------
1995
  First Quarter.............................................   $4.78       $4.78          --
  Second Quarter............................................    5.00        5.00          --
  Third Quarter.............................................    5.00        5.00          --
  Fourth Quarter............................................      --          --          --
1996
  First Quarter.............................................      --          --          --
  Second Quarter............................................    6.50        6.00        $.10
  Third Quarter.............................................      --          --          --
  Fourth Quarter............................................    7.00        7.00          --
1997
  First Quarter.............................................    8.00        8.00          --
  2nd Quarter (through May 14, 1997)........................      --          --        $.08

---------------

(1) Restated to reflect the effect of the exchange on January 1, 1996 of two shares of Great Southern Common Stock for each share of Bank common stock as a result of the reorganization of the Bank into a holding company structure.

     The Agreement limits Great Southern's ability to pay dividends prior to the Effective Date to two dividend payments that are comparable to dividends paid by BancGroup. See "THE MERGER -- Conduct of Business Pending the Merger."

                     BANCGROUP CAPITAL STOCK AND DEBENTURES

     BancGroup's authorized capital stock consists of 100,000,000 shares of BancGroup Common Stock, par value $2.50 per share, and 1,000,000 shares of its Preference Stock, par value $2.50 per share. As of April 30, 1997, there were issued and outstanding a total of 40,740,357 shares of BancGroup Common Stock. No shares of Preference Stock are issued and outstanding. BancGroup issued in 1986 $28,750,000 in principal amount of its 7 1/2% Convertible Subordinated Debentures due 2011 (the "1986 Debentures") of which $7,187,000 were outstanding as of December 31, 1996 and convertible at any time into 512,800 shares of BancGroup Common Stock, subject to adjustment. There are 1,839,981 shares of BancGroup Common Stock subject to issue upon exercise of options under BancGroup's stock option plans. In addition to BancGroup Common Stock to be issued in the Merger, BancGroup will issue additional shares of its Common Stock in pending acquisitions. On January 20, 1997, BancGroup issued, through a special purpose trust, $70 million of Trust Preferred Securities. See "BUSINESS OF BANCGROUP -- Proposed Affiliate Banks."

     The following statements with respect to BancGroup Common Stock and Preference Stock are brief summaries of material provisions of Delaware law, the Restated Certificate of Incorporation (the "Certificate"), as amended, and bylaws of BancGroup, do not purport to be complete and are qualified in their entirety by reference to the foregoing.

BANCGROUP COMMON STOCK

     Dividends. Subject to the rights of holders of BancGroup's Preference Stock, if any, to receive certain dividends prior to the declaration of dividends on shares of BancGroup Common Stock, when and as dividends, payable in cash, stock or other property, are declared by the BancGroup Board of Directors, the holders of BancGroup Common Stock are entitled to share ratably in such dividends.

     Voting Rights. Each holder of BancGroup Common Stock has one vote for each share held on matters presented for consideration by the stockholders.

     Preemptive Rights. The holders of BancGroup Common Stock have no preemptive rights to acquire any additional shares of BancGroup.

     Issuance of Stock. The BancGroup Certificate authorizes the BancGroup Board to issue authorized shares of BancGroup Common Stock without stockholder approval. However, BancGroup's Common Stock is listed on the NYSE, which requires stockholder approval of the issuance of additional shares of BancGroup Common Stock under certain circumstances.

     Liquidation Rights. In the event of liquidation, dissolution or winding-up of BancGroup, whether voluntary or involuntary, the holders of BancGroup Common Stock will be entitled to share ratably in any of its assets or funds that are available for distribution to its stockholders after the satisfaction of its liabilities (or after adequate provision is made therefor) and after preferences of any outstanding Preference Stock.

PREFERENCE STOCK

     BancGroup's Preference Stock may be issued from time to time as a class without series, or if so determined by the BancGroup Board of Directors, either in whole or in part in one or more series. The voting rights, and such designations, preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions thereof, if any, including, but not limited to, the dividend rights, conversion rights, redemption rights and liquidation preferences, if any, of any wholly unissued series of BancGroup Preference Stock (or of the entire class of BancGroup Preference Stock if none of such shares has been issued), the number of shares constituting any such series and the terms and conditions of the issue thereof may be fixed by resolution of the BancGroup Board of Directors. BancGroup Preference Stock may have a preference over the BancGroup Common Stock with respect to the payment of dividends and the distribution of assets in the event of the liquidation or winding-up of BancGroup and such other preferences as may be fixed by the BancGroup Board.

1986 DEBENTURES

     BancGroup issued in 1986 its 7 1/2% Convertible Subordinated Debentures due 2011 (the "1986 Debentures") in the total principal amount of $28,750,000. The 1986 Debentures were issued under a trust indenture (the "1986 Indenture") between BancGroup and SunTrust Bank, Atlanta, Atlanta, Georgia, as trustee.

     The 1986 Debentures will mature on March 31, 2011, and are convertible at any time into shares of BancGroup Common Stock at the option of a holder thereof, at the conversion price of $14 principal amount of the 1986 Debentures for each share of BancGroup Common Stock. The conversion price is, however, subject to adjustment upon the occurrence of certain events as described in the 1986 Indenture. In the event all of the outstanding 1986 Debentures are converted into shares of BancGroup Common Stock in accordance with the 1986 Indenture, a total of 512,800 shares of such BancGroup Common Stock will be issued. The 1986 Debentures are redeemable, in whole or in part, at the option of BancGroup at certain premiums until 1996, when the redemption price shall be equal to 100% of the face amount of the 1986 Debentures plus accrued interest. The payment of principal and interest on the 1986 Debentures is subordinate, to the extent provided in the 1986 Indenture, to the prior payment when due of all Senior Indebtedness of BancGroup. "Senior Indebtedness" is defined as any indebtedness of BancGroup for money borrowed, or any indebtedness incurred in connection with an acquisition or with a merger or consolidation, outstanding on the date of execution of the 1986 Indenture as originally executed, or thereafter created, incurred or assumed, and any renewal, extension, modification or refunding thereof, for the payment of which BancGroup (which term does not include BancGroup's consolidated or unconsolidated subsidiaries) is at the time of determination responsible or liable as obligor, guarantor or otherwise. Senior Indebtedness does not include (i) indebtedness as to which, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such indebtedness is subordinate in right of payment to any other indebtedness of BancGroup, and (ii) indebtedness which by its terms states that such indebtedness is subordinate to or equally subordinate with the 1986 Debentures.

     At December 31, 1996, BancGroup's Senior Indebtedness as defined in the 1986 Indenture aggregated approximately $870 million. Such debt includes all short-term debt consisting of federal funds purchased, securities purchased under repurchase agreements and borrowings with the Federal Home Loan Bank but excludes all federally-insured deposits. BancGroup may from time to time incur additional indebtedness constituting Senior Indebtedness. The 1986 Indenture does not limit the amount of Senior Indebtedness which BancGroup may incur, nor does such indenture prohibit BancGroup from creating liens on its property for any purpose.

     On January 29, 1997, BancGroup issued, through a special purpose trust, $70 million of Trust Preferred Securities. The securities bear interest at 8.92% and are mandatorily redeemable by BancGroup beginning January 2017 through January 2027. Also, BancGroup has the option to redeem the securities, in whole or in part, at a premium after January 2007 through January 2017, or at the face amount plus accrued interest after January 2017. The securities are subordinated to substantially all of BancGroup's indebtedness. In BancGroup's consolidated statement of condition, these securities will be shown as long-term debt.

CHANGES IN CONTROL

     Certain provisions of the BancGroup Certificate and bylaws may have the effect of preventing, discouraging or delaying any change in control of BancGroup. The authority of the BancGroup Board of Directors to issue BancGroup Preference Stock with such rights and privileges, including voting rights, as it may deem appropriate may enable the BancGroup Board to prevent a change in control despite a shift in ownership of the BancGroup Common Stock. See "General" and "Preference Stock." In addition, the power of BancGroup's Board to issue additional shares of BancGroup Common Stock may help delay or deter a change in control by increasing the number of shares needed to gain control. See "BancGroup Common Stock." The following provisions also may deter any change in control of BancGroup.

     Classified Board. BancGroup's Board of Directors is classified into three classes, as nearly equal in number as possible, with the members of each class elected to three-year terms. Thus, one-third of BancGroup's Board of Directors is elected by stockholders each year. With this provision, two annual elections are required in order to change a majority of the Board of Directors. There are currently 22 directors of BancGroup. This provision of BancGroup's Certificate also stipulates that (i) directors can be removed only for cause upon a vote of 80% of the voting power of the outstanding shares entitled to vote in the election of directors, voting as a class, (ii) vacancies in the Board may only be filled by a majority vote of the directors remaining in office, (iii) the maximum number of directors shall be fixed by resolution of the Board of Directors, and (iv) the provisions relating to the classified Board can only be amended by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares entitled to vote in the election of directors, voting as a class.

     Business Combinations. Certain "Business Combinations" of BancGroup with a "Related Person" may only be undertaken with the affirmative vote of at least 75% of the outstanding shares of "Voting Stock," plus the affirmative vote of at least 67% of the outstanding shares of Voting Stock, not counting shares owned by the Related Person, unless the Continuing Directors of BancGroup approve such Business Combination. A "Related Person" is a person, or group, who owns or acquires 10% or more of the outstanding shares of BancGroup Common Stock, provided that no person shall be a Related Person if such person would have been a Related Person on the date of approval of this provision by BancGroup's Board of Directors, i.e., April 20, 1994. An effect of this provision may be to exclude Robert E. Lowder, the current Chairman and President of BancGroup, and certain members of his family from the definition of Related Person. A "Continuing Director" is a director who was a member of the Board of Directors immediately prior to the time a person became a Related Person. This provision may not be amended without the affirmative vote of the holders of at least 75% of the outstanding shares of Voting Stock, plus the affirmative vote of the outstanding shares of at least 67% of the outstanding Voting Stock, excluding shares held by a Related Person. This provision may have the effect of giving the incumbent Board of Directors a veto over a merger or other Business

Combination that could be desired by a majority of BancGroup's stockholders. As of April 30, 1997, the Board of Directors of BancGroup owned approximately 10.46% of the outstanding shares of BancGroup Common Stock.

     Board Evaluation of Mergers. BancGroup's Certificate permits the Board of Directors to consider certain factors such as the character and financial stability of the other party, the projected social, legal, and economic effects of a proposed transaction upon the employees, suppliers, regulatory agencies and customers and communities of BancGroup, and other factors when considering whether BancGroup should undertake a merger, sale of assets, or other similar transaction with another party. This provision may not be amended except by the affirmative vote of at least 80% of the outstanding shares of BancGroup Common Stock. This provision may give greater latitude to the Board of Directors in terms of the factors which the board may consider in recommending or rejecting a merger or other Business Combination of BancGroup.

     Director Authority. BancGroup's Certificate prohibits stockholders from calling special stockholders' meetings and acting by written consent. It also provides that only BancGroup's Board of Directors has the authority to undertake certain actions with respect to governing BancGroup such as appointing committees, electing officers, and establishing compensation of officers, and it allows the Board to act by majority vote.

     Bylaw Provisions. BancGroup's bylaws provide that stockholders wishing to propose nominees for the Board of Directors or other business to be taken up at an annual meeting of BancGroup stockholders must comply with certain advance written notice provisions. These bylaw provisions are intended to provide for the more orderly conduct of stockholder meetings but could make it more difficult for stockholders to nominate directors or introduce business at stockholder meetings.

     Delaware Business Combination Statute. Subject to some exceptions, Delaware law prohibits BancGroup from entering into certain "business combinations" (as defined) involving persons beneficially owning 15% or more of the outstanding BancGroup Common Stock (or who is an affiliate of BancGroup and has over the past three years beneficially owned 15% or more of such stock) (either, for the purpose of this paragraph, an "Interested Stockholder"), unless the BancGroup Board has approved either (i) the business combination or (ii) prior to the stock acquisition by which such person's beneficial ownership interest reached 15% (a "Stock Acquisition"), the Stock Acquisition. The prohibition lasts for three years from the date of the Stock Acquisition. Notwithstanding the preceding, Delaware law allows BancGroup to enter into a business combination with an Interested Stockholder if (i) the business combination is approved by the BancGroup Board of Directors and authorized by an affirmative vote of at least 66 2/3% of the outstanding voting stock of BancGroup which is not owned by the Interested Stockholder or (ii) upon consummation of the transaction which resulted in the stockholder becoming an Interested Stockholder, such stockholder owned at least 85% of the outstanding stock of BancGroup (excluding BancGroup stock held by officers and directors of BancGroup or by certain BancGroup stock plans). These provisions of Delaware law apply simultaneously with the provisions of BancGroup's Certificate relating to business combinations with a related person, described above at "Business Combinations," but they are generally less restrictive than BancGroup's Certificate.

     Control Acquisitions. As it relates to BancGroup, the Change in Bank Control Act of 1978 prohibits a person or group of persons from acquiring "control" of a bank holding company unless the Federal Reserve has been given 60 days' prior written notice of such proposed acquisition and within that time period the Federal Reserve has not issued a notice disapproving the proposed acquisition or extending for up to another 30 days the period during which such a disapproval may be issued. An acquisition may be made prior to the expiration of the disapproval period if the Federal Reserve issues written notice of its intent not to disapprove the action. Under a rebuttable presumption established by the Federal Reserve, the acquisition of more than 10% of a class of voting stock of a bank holding company with a class of securities registered under
Section 12 of the Exchange Act, such as BancGroup, would, under the circumstances set forth in the presumption, constitute the acquisition of control. The receipt of revocable proxies, provided the proxies terminate within a reasonable time after the meeting to which they relate, is not included in determining percentages for change in control purposes.

                       COMPARATIVE RIGHTS OF STOCKHOLDERS

     If the Merger is consummated, shareholders of Great Southern (except those perfecting dissenters' rights) will become holders of BancGroup Common Stock. The rights of the holders of the Great Southern Common Stock who become holders of the BancGroup Common Stock following the Merger will be governed by BancGroup's Certificate and bylaws, as well as the laws of Delaware, the state in which BancGroup is incorporated.

     The following summary compares the rights of the shareholders of Great Southern Common Stock with the rights of the holders of the BancGroup Common Stock. For a more complete description of the rights of the holders of BancGroup Common Stock, see "BANCGROUP CAPITAL STOCK AND DEBENTURES."

     The following information is qualified in its entirety by BancGroup's Certificate and bylaws, and Great Southern's Articles of Incorporation and bylaws, the Delaware General Corporation Law (the "Delaware GCL") and the Florida Business Corporation Act ("FBCA").

DIRECTOR ELECTIONS

     Great Southern. Great Southern's directors are elected annually. Shareholders may not cumulate votes in connection with such election (nor for any other purpose).

     BancGroup. BancGroup's directors are elected to terms of three years with approximately one-third of the Board to be elected annually. There is no cumulative voting in the election of directors. See "BANCGROUP CAPITAL STOCK AND DEBENTURES -- Changes in Control -- Classified Board."

REMOVAL OF DIRECTORS

     Great Southern. Great Southern's bylaws provide for the removal of a director, with or without cause, by the Great Southern shareholders.

     BancGroup. The BancGroup Certificate provides that a director may be removed from office, but only for cause and by the affirmative vote of the holders of at least 80% of the voting shares then entitled to vote at an election of directors.

VOTING

     Great Southern. Each holder of Great Southern Common Stock is entitled to cast one vote for each share held on each issue with respect to which a shareholder vote is authorized, but may not cumulate votes for the election of directors or for any other purpose.

     BancGroup. Each stockholder of BancGroup is entitled to one vote for each share of BancGroup Common Stock held, and such holders are not entitled to cumulative voting rights in the election of directors.

PREEMPTIVE RIGHTS

     Great Southern. Holders of Great Southern Common Stock have no preemptive rights to subscribe for additional shares on a pro rata or other basis when and if shares are offered for sale by Great Southern.

     BancGroup. The holders of BancGroup Common Stock have no preemptive rights to acquire any additional shares of BancGroup Common Stock or any other shares of BancGroup capital stock.

DIRECTORS' LIABILITY

     Great Southern. Section 607.0831 of the FBCA provides that a director of Great Southern will not be personally liable for monetary damages to Great Southern or any other person for any statement, vote, decision or failure to act, regarding corporate management or policy, by a director unless: (a) the director breached or failed to perform his duties as a director, and (b) the director's breach of or failure to perform those duties constitutes: (1) a violation of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (2) a transaction in which the director derived an improper personal benefit, (3) a payment of certain unlawful dividends and distributions, (4) in a proceeding by or in the right of Great Southern to procure judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interests of Great Southern, or willful misconduct, or (5) in a proceeding by or in the right of someone other than Great Southern or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety or property. This provision would absolve directors of Great Southern of personal liability for negligence in the performance of their duties, including gross negligence. It would not permit a director to be exculpated, however, from liability for actions involving conflicts of interest or breaches of the traditional "duty of loyalty" to Great Southern and its shareholders, and it would not affect the availability of injunctive and other equitable relief as a remedy.

     BancGroup. The BancGroup Certificate provides that a director of BancGroup will have no personal liability to BancGroup or its stockholders for monetary damages for breach of fiduciary duty as a director except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for the payment of certain unlawful dividends and the making of certain stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. This provision would absolve directors of personal liability for negligence in the performance of duties, including gross negligence. It would not permit a director to be exculpated, however, for liability for actions involving conflicts of interest or breaches of the traditional "duty of loyalty" to BancGroup and its stockholders, and it would not affect the availability of injunctive or other equitable relief as a remedy.

INDEMNIFICATION

     Great Southern. Under Section 607.0850 of the FBCA, the directors and officers of Great Southern may be indemnified against certain liabilities which they may incur in their capacity as officers and directors. Such indemnification is generally available if the executive acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interest of Great Southern, and with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Indemnification may also be available unless a court of competent jurisdiction establishes by final adjudication that the actions or omissions of the executive are material to the cause of action so adjudicated and constituted: (a) a violation of the criminal law, unless the executive had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful;
(b) a transaction from which the executive derived an improper personal benefit; or (c) willful misconduct or conscious disregard for the best interest of Great Southern in a proceeding by or in the right of Great Southern to procure a judgment in its favor or in a proceeding by or in the right of a shareholder. Great Southern's Bylaws require Great Southern to indemnify its officers and directors to the full extent permitted by the statute. Further, to the extent that the proposed indemnitee is successful on the merits or otherwise in the defense of any action, suit or proceeding (or any claim, issue or matter therein) he or she must be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him or her in connection with such proceeding.

     Great Southern maintains a directors' and officers' insurance policy pursuant to which officers and directors of Great Southern would be entitled to indemnification against certain liabilities, including reimbursement of certain expenses.

     BancGroup. Section 145 of the Delaware GCL contains detailed and comprehensive provisions providing for indemnification of directors and officers of Delaware corporations against expenses, judgments, fines and settlements in connection with litigation. Under the Delaware GCL, other than an action brought by or in the right of BancGroup, such indemnification is available if it is determined that the proposed indemnitee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of BancGroup and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In actions brought by or in the right of BancGroup, such indemnification is limited to expenses (including attorneys' fees) actually and reasonably incurred in the defense or settlement of such action if the indemnitee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of BancGroup and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to BancGroup unless and only to the extent that the Delaware Court of Chancery or the court in which the action was brought determines upon application that in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     To the extent that the proposed indemnitee has been successful on the merits or otherwise in defense of any action, suit or proceeding (or any claim, issue or matter therein), he or she must be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     BancGroup maintains an officers' and directors' insurance policy and a separate indemnification agreement pursuant to which officers and directors of BancGroup would be entitled to indemnification against certain liabilities, including reimbursement of certain expenses that extends beyond the minimum indemnification provided by Section 145 of the Delaware GCL.

SPECIAL MEETINGS OF STOCKHOLDERS; ACTION WITHOUT A MEETING

     Great Southern. Great Southern's bylaws authorize a special shareholder meeting to be called by the board of directors, the chairman of the board or Great Southern's president. Section 607.0702 of the FBCA separately authorizes such a call by the holders of not less than ten percent of the total voting power of all outstanding shares of voting stock.

     Section 607.0704 of the FBCA permits any action required or permitted by the FBCA to be taken at an annual or special meeting of stockholders to be taken instead without meeting by written consent of stockholders having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

     BancGroup. Under the BancGroup Certificate, a special meeting of BancGroup's stockholders may only be called by a majority of the BancGroup Board of Directors or by the chairman of the Board of Directors of BancGroup. Holders of BancGroup Common Stock may not call special meetings or act by written consent.

MERGERS, SHARE EXCHANGES AND SALES OF ASSETS

     Great Southern. The FBCA provides that mergers and sales of substantially all of the property of a Florida corporation must be approved by a majority of the outstanding shares of the corporation entitled to vote thereon. The FBCA also provides, however, that the shareholders of a corporation surviving a merger need not approve the transaction if: (a) the articles of incorporation of the surviving corporation will not differ from its articles before the merger, and (b) each shareholder of the surviving corporation whose shares were outstanding immediately prior to the effective date of the merger will hold the same number of shares with identical designations, preferences, limitations and relative rights, immediately after the merger.

     BancGroup. The Delaware GCL provides that mergers and sales of substantially all of the assets of Delaware corporations must be approved by a majority of the outstanding stock of the corporation entitled to vote thereon. The Delaware GCL also provides, however, that the stockholders of the corporation surviving a merger need not approve the transaction if: (i) the agreement of merger does not amend in any respect the certificate of incorporation of such corporation; (ii) each share of stock of such corporation outstanding immediately prior to the effective date of the merger is to be an identical outstanding or treasury share of the surviving corporation after the effective date of the merger; and (iii) either no shares of common stock of the surviving corporation and no shares, securities or obligations convertible into such stock are to be issued or delivered under the plan of merger, or the authorized unissued shares or the treasury shares of common stock of the surviving corporation to be issued or delivered under the plan of merger plus those initially issuable upon conversion of any other shares, securities or obligations to be issued or delivered under such plan do not exceed 20% of the shares of common stock of such corporation outstanding immediately prior to the effective date of the merger. See also "BANCGROUP CAPITAL STOCK AND
DEBENTURES -- Changes in Control" for a description of the statutory provisions and the provisions of the BancGroup Certificate relating to changes of control of BancGroup. See "Antitakeover Statutes" for a description of additional restrictions on business combination transactions.

AMENDMENT OF CERTIFICATE OF INCORPORATION AND BYLAWS

     Great Southern. Section 607.1002 of the FBCA permits the Board of Directors to amend the Articles of Incorporation in certain minor respects without stockholder action, but Section 607.1003 requires most amendments to be adopted by the stockholders upon recommendation of the Board of Directors. Unless the FBCA requires a greater vote, amendments may be adopted by a majority of the votes cast, a quorum being present.

     Section 607.1020 of the FBCA permits the Board of Directors to amend or repeal the bylaws unless the FBCA or the stockholders provide otherwise. The stockholders entitled to vote have concurrent power to amend or repeal the bylaws.

     BancGroup. Under the Delaware GCL, a Delaware corporation's certificate of incorporation may be amended by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote as a class, unless the certificate requires the vote of a larger portion of the stock. The BancGroup Certificate requires "supermajority" stockholder approval to amend or repeal any provision of, or adopt any provision inconsistent with, certain provisions in the BancGroup Certificate governing (i) the election or removal of directors,
(ii) business combinations between BancGroup and a Related Person, and (iii) board of directors evaluation of business combination procedures. See "BANCGROUP CAPITAL STOCK AND DEBENTURES -- Changes in Control."

     As is permitted by the Delaware GCL, the Certificate gives the Board of Directors the power to adopt, amend or repeal the bylaws. The stockholders entitled to vote have concurrent power to adopt, amend or repeal the BancGroup bylaws.

RIGHTS OF DISSENTING STOCKHOLDERS

     Great Southern. Holders of Great Southern Common Stock as of the Record Date are entitled to dissenters' rights of appraisal under Florida law. For a description of such appraisal rights, see "THE MERGER -- Rights of Dissenting Stockholders."

     BancGroup. Under the Delaware GCL, a stockholder has the right, in certain circumstances, to dissent from certain corporate transactions and receive the fair value of his or her shares in cash in lieu of the consideration he or she otherwise would have received in the transaction. For this purpose, "fair value" may be determined by all generally accepted techniques of valuation used in the financial community, excluding any element of value arising from the accomplishment or expectation of the transaction, but including elements of future value that are known or susceptible of proof. Such fair value is determined by the Delaware Court of Chancery if a petition for appraisal is timely filed. Appraisal rights are not available, however, to stockholders of a corporation (i) if the shares are listed on a national securities exchange (as is BancGroup Common Stock) or quoted on the NASDAQ National Market System, or held of record by more than 2,000 stockholders (as is BancGroup Common Stock), and (ii) stockholders are permitted by the terms of the merger or consolidation to accept in exchange for their shares (a) shares of stock of the surviving or resulting corporation, (b) shares of stock of another corporation listed on a national securities exchange or held of record by more than 2,000 stockholders,
(c) cash in lieu of fractional shares of such stock, or (d) any combination thereof. Stockholders are not permitted appraisal rights in a merger if such corporation is the surviving corporation and no vote of its stockholders is required.

PREFERRED STOCK

     Great Southern. Great Southern's Articles of Incorporation do not authorize the issuance of shares of capital stock other than common voting shares.

     BancGroup. The BancGroup Certificate authorizes the issuance of 1,000,000 shares of Preference Stock from time to time by resolution of the BancGroup Board of Directors. Currently, no shares of

Preference Stock are issued and outstanding. See "BANCGROUP CAPITAL STOCK AND DEBENTURES -- Preference Stock."

EFFECT OF THE MERGER ON GREAT SOUTHERN SHAREHOLDERS

     As of May 14, 1997, Great Southern had 269 shareholders of record and 1,590,845 outstanding shares of common stock. As of April 30, 1997, BancGroup had 40,740,357 shares of BancGroup Common Stock outstanding with 7,729 stockholders of record.

     Assuming that no dissenters' rights of appraisal are exercised in the Merger, no Great Southern Options are exercised prior to the Merger, and a Market Value of BancGroup Common Stock of $23.075 on the Effective Date (which was the Market Value calculated as of March 24, 1997), an aggregate amount of 899,698 shares of BancGroup Common Stock would be issued to the shareholders of Great Southern pursuant to the Merger. These shares would represent approximately 2% of the total shares of BancGroup Common Stock outstanding after the Merger, not counting any shares of BancGroup Common Stock to be issued in other pending acquisitions.

     The issuance of the BancGroup Common Stock pursuant to the Merger will reduce the percentage interest of the BancGroup Common Stock currently held by each principal stockholder and each director and officer of BancGroup. Based upon the foregoing assumptions, as a group, the directors and officers of BancGroup who own approximately 10.46% of BancGroup's outstanding shares would own approximately 10.24% after the Merger. See "BUSINESS OF BANCGROUP -- Voting Securities and Principal Stockholders."

     BancGroup has entered into agreements pursuant to which additional shares of BancGroup Common Stock will be issued. See "BUSINESS OF BANCGROUP -- Proposed Affiliate Banks."

                  THE COLONIAL BANCGROUP INC. AND SUBSIDIARIES

             CONDENSED PRO FORMA STATEMENT OF CONDITION (UNAUDITED)
                                 (IN THOUSANDS)

    The following summary includes (i) the condensed consolidated statement of condition of BancGroup and subsidiaries (as restated) as of December 31, 1996,
(ii) the combined presentation of the condensed consolidated statements of condition of completed business combinations: Tomoka Bancorp, Inc. ("Tomoka"), First Family Financial Corporation ("First Family"), and Shamrock Holding, Inc. ("Shamrock"), ("completed business combinations") as of December 31, 1996, (iii) the condensed consolidated statement of condition of Great Southern Bancorp and subsidiary ("Great Southern"), as of December 31, 1996, (iv) the combined presentation of the condensed consolidated statements of condition of other probable business combinations with BancGroup: Fort Brooke Bancorporation ("Fort Brooke") and First Commerce Banks of Florida, Inc. ("First Commerce"), ("other probable business combinations") as of December 31, 1996, (v) adjustments to give effect to the proposed and completed purchase method acquisitions of First Commerce, Shamrock and First Family, respectively and the proposed and completed pooling of interests method business combinations with Great Southern, Fort Brooke and Tomoka, respectively, and (vi) the pro forma combined condensed statement of condition of BancGroup and subsidiaries as if such combinations had occurred on December 31, 1996.
    These pro forma statements should be read in conjunction with the accompanying notes and the separate consolidated statements of condition of BancGroup and subsidiaries (as restated), incorporated by reference herein, and separate statement of condition of Great Southern included elsewhere herein. The pro forma information provided may not be indicative of future results.

                                                                          DECEMBER 31, 1996
                                    ---------------------------------------------------------------------------------------------
                                     CONSOLIDATED
                                       COLONIAL        COMPLETED                         GREAT
                                       BANCGROUP        BUSINESS     ADJUSTMENTS/       SOUTHERN       ADJUSTMENTS/
                                     (RESTATED)**     COMBINATIONS   (DEDUCTIONS)       BANCORP        (DEDUCTIONS)     SUBTOTAL
                                    ---------------   ------------   ------------    --------------    ------------    ----------
                                                                       (DOLLARS IN THOUSANDS)
Assets:
Cash and due from banks...........    $  222,059        $ 13,244       $ (6,404) (2)   $  6,646                       $  223,732
                                                                        (11,813) (3)
Interest-bearing deposits in
 banks............................         5,143           2,408                                                          7,551
Federal funds sold................        15,990           4,862                         2,752                           23,604
Securities available for sale.....       440,015          37,717                         9,230                          486,962
Investment securities.............       282,210          39,948            (658)(2)     3,299                          324,799
Mortgage loans held for sale......       157,966                                                                        157,966
Loans, net of unearned income.....     4,074,633         191,103                        94,194                        4,359,930
Less: Allowance for possible loan
 losses...........................       (50,761)         (2,895)                       (1,027)                         (54,683)
                                      ----------        --------       -----------      ---------       --------     -----------
Loans, net........................     4,023,872         188,208                        93,167                        4,305,247
Premises and equipment, net.......        87,514           5,831             970 (2)     2,485                           96,710
                                                                             (90)(3)
Excess of cost over tangible and
 identified intangible assets
 acquired, net....................        30,381             111           5,840 (2)                                     40,088
                                                                           3,756 (3)
Mortgage servicing rights.........        98,856                                                                         98,856
Other real estate owned...........         9,270             154                            68                            9,492
Accrued interest and other
 assets...........................        93,575           4,816            (341)(2)     1,542                          100,060
                                                                             407 (2)
                                                                              61 (3)
                                      ----------        --------       ---------      --------          --------     -----------
Total Assets......................    $5,466,851        $297,299       $  (8,272)     $119,189          $     --     $5,875,067
                                      ==========        ========       =========      ========          ========     ===========
Liabilities and Shareholders'
 Equity:
Deposits..........................    $4,113,934        $270,922                      $107,751                       $4,492,607
FHLB short-term borrowings........       715,000                                                                        715,000
Other short-term borrowings.......       126,262           1,533                           875                          128,670
Subordinated debt.................         8,612                                                                          8,612
Other long-term debt..............        30,480                                                                         30,480
Other liabilities.................        85,567           2,074       $  1,133  (2)       467                           89,326
                                                                             85  (3)
                                      ----------        --------       --------       --------          --------     ----------
Total liabilities.................     5,079,855         274,529          1,218        109,093                        5,464,695
Common Stock......................        93,864           2,064        (2,055)  (1)        16          $  (16)(4)       98,586
                                                                          1,656  (1)                     2,249 (4)
                                                                             (5) (2)
                                                                            817  (2)
                                                                             (4) (3)
Additional paid in capital........       159,640           4,672         (1,266) (1)      7,591          (7,591)(4)      172,783
                                                                          1,665  (1)                      5,358 (4)
                                                                         (2,910) (2)
                                                                          5,587  (2)
                                                                            533  (2)
                                                                           (496) (3)
Retained earnings.................       134,523          17,456         (5,341) (2)     2,514                          140,082
                                                                         (9,070) (3)
Treasury Stock....................                        (1,245)         1,245  (3)
Unearned compensation.............        (1,603)                                                                        (1,603)
Unrealized gain (loss) on
 securities available for sale,
 net of taxes.....................           572            (177)           154  (3)       (25)                             524
                                      ----------        --------       --------       --------          --------     ----------
Total equity......................       386,996          22,770         (9,490)        10,096                --        410,372
                                      ----------        --------       --------       --------          --------     ----------
Total liabilities and equity......    $5,466,851        $297,299       $ (8,272)      $119,189          $     --     $5,875,067
                                      ==========        ========       ========       ========          ========     ==========
Capital Ratios:
 Capital Ratio....................          8.09%
 Tangible Leverage Ratio..........          6.73%
 Tier One Capital Ratio*..........          9.15%
 Total Capital Ratio*.............         10.63%

                                                 DECEMBER 31, 1996
                                    --------------------------------------------

                                    OTHER PROBABLE                    PRO FORMA
                                       BUSINESS      ADJUSTMENTS/      COMBINED
                                     COMBINATIONS    (DEDUCTIONS)       TOTAL
                                    --------------   ------------     ----------

Assets:
Cash and due from banks...........     $ 23,485        $(15,778) (6)  $  231,439

Interest-bearing deposits in
 banks............................                                         7,551
Federal funds sold................        7,688                           31,292
Securities available for sale.....       42,355                          529,317
Investment securities.............       19,558              41  (7)     344,398
Mortgage loans held for sale......                                       157,966
Loans, net of unearned income.....      209,009                        4,568,939
Less: Allowance for possible loan
 losses...........................       (4,135)                         (58,818)
                                       --------        --------       ----------
Loans, net........................      204,874                        4,510,121
Premises and equipment, net.......        6,804            (198) (7)     103,316

Excess of cost over tangible and
 identified intangible assets
 acquired, net....................                        6,005  (7)      46,093

Mortgage servicing rights.........                                        98,856
Other real estate owned...........        1,038                           10,530
Accrued interest and other
 assets...........................        5,853             452  (7)     106,365

                                       --------        --------       ----------
Total Assets......................     $311,655        $ (9,478)      $6,177,244
                                       ========        ========       ==========
Liabilities and Shareholders'
 Equity:
Deposits..........................     $280,636                       $4,773,243
FHLB short-term borrowings........                                       715,000
Other short-term borrowings.......        2,867                          131,537
Subordinated debt.................                                         8,612
Other long-term debt..............                                        30,480
Other liabilities.................        1,826        $  1,135  (7)      92,287

                                       --------        --------       ----------
Total liabilities.................      285,329           1,135        5,751,159
Common Stock......................           17              (1) (5)     102,586
                                                          4,000  (5)
                                                            (16) (7)

Additional paid in capital........       19,162         (12,424) (5)      181,208
                                                          8,425  (5)
                                                         (6,738) (7)

Retained earnings.................        7,325          (3,892) (7)      143,515

Treasury Stock....................                      (15,778) (6)
                                                         15,778  (7)
Unearned compensation.............                                        (1,603)
Unrealized gain (loss) on
 securities available for sale,
 net of taxes.....................         (178)             33  (7)         379
                                       --------        --------       ----------
Total equity......................       26,326         (10,613)         426,085
                                       --------        --------       ----------
Total liabilities and equity......     $311,655        $ (9,478)      $6,177,244
                                       ========        ========       ==========
Capital Ratios:
 Capital Ratio....................                                          8.14%
 Tangible Leverage Ratio..........                                          6.61%
 Tier One Capital Ratio*..........                                          8.78%
 Total Capital Ratio*.............                                         10.25%

---------------
 * Based on risk weighted assets
** Restated to give effect to the January 3, 1997 and January 31, 1997 pooling-of-interests business combinations with Jefferson Bancorp, Inc. and D/W Bankshares, Inc.

COMPLETED BUSINESS COMBINATIONS

TOMOKA BANCORP INC.
     (pooling of interests)

(1) To record the issuance of approximately 662,515 shares of BancGroup Common Stock in exchange for all of the outstanding shares of Tomoka:

                                                              OUTSTANDING
                                                                SHARES
                                                              -----------
  Tomoka outstanding shares.................................     410,913
  Conversion ratio, determined as follows:
     $32/$19.8469 per share, the 20-day average market value
       of BancGroup Common Stock on the fifth day prior to
       January 2, 1997......................................      1.6123
                                                               ---------
  BancGroup shares to be issued.............................                 662,515
  Par value of 662,515 shares issued at $2.50 per share.....                 $ 1,656
  Shares issued at par value................................   $   1,656
  Total capital stock of Tomoka.............................       3,321
  Excess recorded as an increase to contributed capital.....                   1,665
                                                                             -------
                                                                               3,321
  To eliminate Tomoka capital stock:
     Common stock, at par value.............................                  (2,055)
     Contributed capital....................................                  (1,266)
                                                                             -------
                                                                              (3,321)
                                                                             -------
          Net change in equity..............................                 $     0
                                                                             =======

FIRST FAMILY FINANCIAL CORPORATION
     (purchase method)

(2) To assign the amount by which the estimated value of BancGroup's investment in First Family is in excess of the historical carrying amount of the net assets acquired, based on the estimated fair value of such net assets and to record the investment in First Family by the issuance of approximately 326,618 shares of BancGroup Common Stock and $6,403,750 in cash for all of the outstanding 545,000 shares of First Family as follows:

Equity in carrying value of net assets of First Family......    $ 8,256
Adjustments to state assets at fair value:
  Write-up of fixed assets..................................        970
  Write-down securities held to maturity....................       (658)
  Other.....................................................       (341)
Acquisition accruals:
  Severance pay.............................................       (952)
  Other legal, accounting, and professional.................       (181)
Tax effect of purchase adjustments..........................        407
Goodwill....................................................      5,840
                                                                -------
Total adjustments...........................................      5,085
Adjusted equity in carrying value of net assets.............    $13,341
                                                                =======
Allocated as follows:
Par Value of 326,618 shares issued for all outstanding
  shares of First Family....................................    $   817
Estimated amount in excess of par value of 326,618 shares of
  BancGroup Common Stock issued for First Family outstanding shares at an assumed market value of $19.6063 per share
  (10 day average at January 8, 1997) (date of closing).....      5,587
Stock options to be assumed by BancGroup....................        533
Cash of $11.75 per share paid to First Family
  shareholders..............................................      6,404
                                                                -------
Total purchase price........................................    $13,341
                                                                =======

SHAMROCK HOLDING, INC.
     (purchase method)

(3) To assign the amount by which the estimated value of BancGroup's investment in Shamrock is in excess of the historical carrying amount of the net assets acquired, based on the estimated fair value of such net assets and to record the investment in Shamrock by the payment of approximately $11,813,000 for all of the outstanding shares of Shamrock as follows:

Equity in carrying value of net assets of Shamrock..........  $ 8,171
Adjustments to state at fair market value:
  Write-down software.......................................      (90)
Acquisition Accruals
  Buyout data processing contract...........................      (45)
  Other legal and professional..............................      (40)
Tax effect of purchase adjustments..........................       61
Goodwill....................................................    3,756
                                                              -------
Total adjustments...........................................    3,642
                                                              -------
  Adjusted equity in carrying value of net assets...........  $11,813
                                                              =======
Allocated as follows:
Cash of $387.65 per share paid to Shamrock shareholders.....   11,813
                                                              -------
Total purchase price........................................  $11,813
                                                              =======

GREAT SOUTHERN BANCORP
     (pooling of interests)

(4) To record the issuance of 899,698 shares of BancGroup Common Stock in exchange for all of the outstanding shares of Great Southern:

                                                              OUTSTANDING
                                                                SHARES
                                                              -----------
Great Southern outstanding shares...........................   1,590,845
Conversion ratio, determined as follows:
  $13.05/$23.075 per share, the 10-day average market value
     of BancGroup Common Stock on March 24, 1997............      0.5655
                                                               ---------
BancGroup shares to be issued...............................                   899,698
Par value of 899,698 shares issued at $2.50 per share.......                    $2,249
Shares issued at par value..................................      $2,249
Total capital stock of Great Southern.......................       7,607
     Excess recorded as an increase in contributed
       capital..............................................                     5,358
                                                                               -------
                                                                                 7,607
To eliminate Great Southern capital stock:
  Common stock, at par value................................                       (16)
  Contributed capital.......................................                    (7,591)
                                                                               -------
                                                                                (7,607)
                                                                               -------
          Net change in equity..............................                   $     0
                                                                               =======

OTHER PROBABLE COMBINATIONS

FORT BROOKE BANCORPORATION
     (pooling of interests)

(5) To record the issuance of 1,600,124 shares of BancGroup Common Stock in exchange for all of the outstanding shares of Fort Brooke:

                                                              OUTSTANDING
                                                                SHARES
                                                              -----------
Fort Brooke outstanding shares..............................    990,553
Conversion ratio, determined as follows:
  $31.50/$19.50 per share, the maximum market value per the
     merger agreement, as compared to the 10-day average
     market value of BancGroup Common Stock on March 24,
     1997...................................................     1.6154
                                                                -------
BancGroup shares to be issued...............................                 1,600,124
Par value of 1,600,124 shares issued at $2.50 per share.....                 $   4,000
Shares issued at par value..................................    $ 4,000
Total capital stock of Fort Brooke..........................     12,425
  Excess recorded as an increase in contributed capital.....                     8,425
                                                                             ---------
                                                                                12,425
To eliminate Fort Brooke capital stock:
  Common stock, at par value................................                        (1)
  Contributed capital.......................................                   (12,424)
                                                                             ---------
                                                                               (12,425)
                                                                             ---------
          Net change in equity..............................                 $       0
                                                                             =========

FIRST COMMERCE BANKS OF FLORIDA, INC.
     (purchase method)

(6) To show the purchase of treasury stock for the purpose of issuance in the First Commerce business combination:

Cash........................................................  $(15,778)
Treasury stock..............................................    15,778

(7) To assign the amount by which the estimated value of BancGroup's investment in First Commerce is in excess of the historical carrying amount of the net assets acquired, based on the estimated fair value of such net assets and to record the investment in First Commerce by the issuance of approximately 685,990 shares of BancGroup Common Stock for all of the outstanding 1,585,737 shares of First Commerce as follows:

Equity in carrying value of net assets of First Commerce....  $10,613
Adjustments to state assets at fair value:
  Write-down of fixed assets................................     (198)
  Write-up securities held to maturity......................       41
Acquisition accruals:
  Broker's fee..............................................     (156)
  Severance pay.............................................     (230)
  Buyout data processing contract...........................     (540)
  Other legal, accounting, and professional.................     (209)
Tax effect of purchase adjustments..........................      452
Goodwill....................................................    6,005
                                                              -------
          Total adjustments.................................    5,165
                                                              -------
Adjusted equity in carrying value of net assets.............  $15,778
                                                              =======
Allocated as follows:
Cost of 685,990 shares of BancGroup common stock purchased
  and re-issued for First Commerce outstanding shares at an
  assumed market value of $23 per share.....................   15,778
                                                              -------
          Total purchase price..............................  $15,778
                                                              =======

                 THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES

              CONDENSED PRO FORMA STATEMENTS OF INCOME (UNAUDITED)
                                 (IN THOUSANDS)

     The following summaries include (i) the condensed consolidated statements of income of BancGroup on a historical basis for the years ended December 31, 1996, 1995, and 1994 (as restated), (ii) the combined presentation of condensed consolidated statements of income of the completed business combinations for the years ended December 31, 1996, 1995, and 1994 (iii) the condensed consolidated statements of income of Great Southern for the years ended December 31, 1996, 1995, and 1994, (iv) the combined presentation of condensed consolidated statements of income of the other probable business combinations for the years ended December 31, 1996, 1995, and 1994, (v) adjustments to give effect to the proposed and completed purchase method combinations with Shamrock, First Family and First Commerce, respectively and the proposed and completed pooling-of-interests method business combinations with Fort Brooke and Great Southern and Tomoka, respectively, and (vi) the pro forma combined condensed consolidated statements of income of BancGroup and subsidiaries as if such business combinations had occurred on January 1, 1994. Note that for the purchase method combinations, Article 11 of Regulation S-X requires pro forma statements of income to be presented for only the most recent fiscal year. Accordingly, only the condensed consolidated statements of income for the year ended December 31, 1996 are included in (ii), (iv) and (v) above for First Family, Shamrock, and First Commerce.

     These pro forma statements should be read in conjunction with the accompanying notes and the separate consolidated statements of income of BancGroup and subsidiaries (as restated), incorporated by reference herein, and the statements of income of Great Southern, included elsewhere herein. The pro forma information provided may not necessarily be indicative of future results.

                                                        YEAR ENDED DECEMBER 31, 1996
                                 ---------------------------------------------------------------------------
                                 CONSOLIDATED
                                   COLONIAL      COMPLETED
                                  BANCGROUP       BUSINESS     ADJUSTMENTS/    GREAT SOUTHERN   ADJUSTMENTS/
                                 (RESTATED)*    COMBINATIONS   (DEDUCTIONS)       BANCORP       (DEDUCTIONS)
                                 ------------   ------------   ------------    --------------   ------------
                                               (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Interest income................     $391,957       $21,247            $132 (1)      $9,104
                                                                      (368)(1)
                                                                      (679)(2)
Interest expense...............      199,953        11,156                           3,012
                                 -----------     ---------      ----------       ---------       ----------
Net interest income............      192,004        10,091            (915)          6,092
Provision for loan losses......       11,783         1,933                             110
                                 -----------     ---------      ----------       ---------       ----------
Net interest income after
 provision for loan losses.....      180,221         8,158            (915)          5,982
                                 -----------     ---------      ----------       ---------       ----------
Noninterest income.............       70,818         2,477              68 (1)         883
                                                                        30 (2)
Noninterest expense............      174,822         9,135             341 (1)       4,888
                                                                       188 (2)
                                 -----------     ---------      ----------       ---------       ----------
Income before income taxes.....       76,217         1,500          (1,346)          1,977
Applicable income taxes........       26,834         1,127             (76)(1)         739
                                                                      (227)(2)
                                 -----------     ---------      ----------       ---------       ----------
Net income.....................      $49,383          $373         $(1,043)         $1,238              $--
                                 ===========     =========      ==========       =========       ==========
Average primary shares
 outstanding**.................   38,117,000       998,500        (998,500)      1,652,151       (1,652,151)
                                                                 1,069,242                          936,058
Average fully-diluted shares
 outstanding**.................   38,977,000       998,500        (998,500)      1,652,151       (1,652,151)
                                                                 1,079,135                          940,876
Earnings per share:
 Net Income:
   Primary**...................        $1.30
   Fully diluted**.............        $1.28

                                              YEAR ENDED DECEMBER 31, 1996
                                 ------------------------------------------------------
                                                 OTHER
                                                PROBABLE                     PRO FORMA
                                                BUSINESS     ADJUSTMENTS/     COMBINED
                                  SUBTOTAL    COMBINATIONS   (DEDUCTIONS)      TOTAL
                                 ----------   ------------   ------------    ----------
                                    (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Interest income................    $421,393      $23,838           $(907)(3)   $444,316
                                                                      (8)(3)

Interest expense...............     214,121        9,431                        223,552
                                 ----------    ---------      ----------     ----------
Net interest income............     207,272       14,407            (915)       220,764
Provision for loan losses......      13,826        1,736                         15,562
                                 ----------    ---------      ----------     ----------
Net interest income after
 provision for loan losses.....     193,446       12,671            (915)       205,202
                                 ----------    ---------      ----------     ----------
Noninterest income.............      74,276        2,487                         76,763

Noninterest expense............     189,374       13,706             (40)(3)    203,190
                                                                     150 (3)
                                 ----------    ---------      ----------     ----------
Income before income taxes.....      78,348        1,452          (1,025)        78,775
Applicable income taxes........      28,397          484            (306)(3)     28,575

                                 ----------    ---------      ----------     ----------
Net income.....................     $49,951         $968           $(719)       $50,200
                                 ==========    =========      ==========     ==========
Average primary shares
 outstanding**.................  40,122,300    2,677,740      (2,677,740)    41,822,232
                                                               1,699,932
Average fully-diluted shares
 outstanding**.................  40,997,011    2,677,740      (2,677,740)    42,712,744
                                                               1,715,733
Earnings per share:
 Net Income:
   Primary**...................       $1.24                                       $1.20
   Fully diluted**.............       $1.23                                       $1.19

---------------

 * Restated to give effect to the January 3,1997 and January 31, 1997 pooling-of-interests business combinations with Jefferson Bancorp, Inc. and D/W Bankshares, Inc.
** Restated to reflect the impact of a two-for-one stock split in the form of a 100% stock dividend paid February 11, 1997

                                                  YEAR ENDED DECEMBER 31, 1995
                           --------------------------------------------------------------------------
                           CONSOLIDATED
                             COLONIAL      COMPLETED
                            BANCGROUP       BUSINESS     ADJUSTMENTS/   GREAT SOUTHERN   ADJUSTMENTS/
                           (RESTATED)*    COMBINATIONS   (DEDUCTIONS)      BANCORP       (DEDUCTIONS)
                           ------------   ------------   ------------   --------------   ------------
                                        (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Interest income..........     $327,897       $4,852                          $8,654
Interest expense.........      164,895        1,908                           3,159
                            ----------      -------        --------       ---------       ----------
Net interest income......      163,002        2,944                           5,495
Provision for loan
  losses.................        8,281          130                              50
                            ----------      -------        --------       ---------       ----------
Net interest income after
  provision for loan
  losses.................      154,721        2,814                           5,445
                            ----------      -------        --------       ---------       ----------
Noninterest income.......       59,261          649                             857
Noninterest expense......      144,525        2,146                           4,400
                            ----------      -------        --------       ---------       ----------
Income before income
  taxes..................       69,457        1,317                           1,902
Income taxes.............       24,656          500                             740
                            ----------      -------        --------       ---------       ----------
Net Income...............     $ 44,801        $ 817             $--          $1,162
                            ==========      =======        ========       =========       ==========
Average primary shares
  outstanding**..........   36,327,000      405,000        (405,000)      1,542,420       (1,542,420)
                                                            709,356                          917,782
Average fully-diluted
  shares outstanding**...   38,199,000      405,000        (405,000)      1,542,420       (1,542,420)
                                                            720,692                          928,599
Earnings per share:
  Net Income:
    Primary**............        $1.23
    Fully diluted**......        $1.20

                                       YEAR ENDED DECEMBER 31, 1995
                           -----------------------------------------------------
                                           OTHER
                                          PROBABLE                     PROFORMA
                                          BUSINESS     ADJUSTMENTS/    COMBINED
                            SUBTOTAL    COMBINATIONS   (DEDUCTIONS)     TOTAL
                           ----------   ------------   ------------   ----------
                              (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Interest income..........    $341,403      $13,929                      $355,332
Interest expense.........     169,962        5,588                       175,550
                           ----------    ---------      ----------    ----------
Net interest income......     171,441        8,341                       179,782
Provision for loan
  losses.................       8,461          705                         9,166
                           ----------    ---------      ----------    ----------
Net interest income after
  provision for loan
  losses.................     162,980        7,636                       170,616
                           ----------    ---------      ----------    ----------
Noninterest income.......      60,767        1,266                        62,033
Noninterest expense......     151,071        6,129                       157,200
                           ----------    ---------      ----------    ----------
Income before income
  taxes..................      72,676        2,773                        75,449
Income taxes.............      25,896        1,109                        27,005
                           ----------    ---------      ----------    ----------
Net Income...............    $ 46,780      $ 1,664             $--      $ 48,444
                           ==========    =========      ==========    ==========
Average primary shares
  outstanding**..........  37,954,138    1,005,920      (1,005,920)   39,606,609
                                                         1,652,471
Average fully-diluted
  shares outstanding**...  39,848,291    1,005,920      (1,005,920)   41,507,077
                                                         1,658,786
Earnings per share:
  Net Income:
    Primary**............       $1.23                                      $1.22
    Fully diluted**......       $1.20                                      $1.19

---------------

 * Restated to give effect to the January 3, 1997 and January 31, 1997 pooling-of-interests business combinations with Jefferson Bancorp, Inc. and D/W Bankshares, Inc.
** Restated to reflect the impact of a two-for-one stock split in the form of a 100% stock dividend paid February 11, 1997.

                                                    YEAR ENDED DECEMBER 31, 1994
                         -----------------------------------------------------------------------------------
                         CONSOLIDATED
                           COLONIAL      COMPLETED                       GREAT
                          BANCGROUP       BUSINESS     ADJUSTMENTS/    SOUTHERN    ADJUSTMENTS/
                         (RESTATED)*    COMBINATIONS   (DEDUCTIONS)     BANCORP    (DEDUCTIONS)    SUBTOTAL
                         ------------   ------------   ------------    ---------   ------------   ----------
                                           (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
   Interest income.....     $244,145       $3,704                         $6,911                    $254,760
   Interest expense....      101,293        1,548                          2,196                     105,037
                          ----------      -------        --------      ---------    ----------    ----------
   Net interest
     income............      142,852        2,156                          4,715                     149,723
   Provision for loan
     losses............        8,070           82                            170                       8,322
                          ----------      -------        --------      ---------    ----------    ----------
   Net interest income
     after provision
     for loan losses...      134,782        2,074                          4,545                     141,401
                          ----------      -------        --------      ---------    ----------    ----------
   Noninterest
     income............       52,830          477                            782                      54,089
   Noninterest
     expense...........      136,906        1,898                          3,959                     142,763
                          ----------      -------        --------      ---------    ----------    ----------
   Income before income
     taxes.............       50,706          653                          1,368                      52,727
   Income taxes........       16,831          215                            481                      17,527
                          ----------      -------        --------      ---------    ----------    ----------
   Net Income..........      $33,875         $438             $--           $887                     $35,200
                          ==========      =======        ========      =========    ==========    ==========
   Average primary
     shares
     outstanding**.....   34,445,000      405,000        (405,000)     1,506,176    (1,506,176)   36,002,634
                                                          675,294                      882,340
   Average
     fully-diluted
     shares
     outstanding**.....   35,979,000      405,000        (405,000)     1,506,176    (1,506,176)   37,536,634
                                                          675,294                      882,340
   Earnings per share:
     Net Income:
       Primary**.......        $0.98                                                                   $0.98
       Fully
         diluted**.....        $0.97                                                                   $0.97

                               YEAR ENDED DECEMBER 31, 1994
                         -----------------------------------------
                            OTHER
                           PROBABLE                      PROFORMA
                           BUSINESS     ADJUSTMENTS/     COMBINED
                         COMBINATIONS   (DEDUCTIONS)      TOTAL
                         ------------   ------------    ----------

   Interest income.....    $11,613                        $266,373
   Interest expense....      4,504                         109,541
                           -------       ---------      ----------
   Net interest
     income............      7,109                         156,832
   Provision for loan
     losses............        184                           8,506
                           -------       ---------      ----------
   Net interest income
     after provision
     for loan losses...      6,925                         148,326
                           -------       ---------      ----------
   Noninterest
     income............      1,319                          55,408
   Noninterest
     expense...........      7,213                         149,976
                           -------       ---------      ----------
   Income before income
     taxes.............      1,031                          53,758
   Income taxes........        412                          17,939
                           -------       ---------      ----------
   Net Income..........       $619             $--         $35,819
                           =======       =========      ==========
   Average primary
     shares
     outstanding**.....    984,711        (984,711)     37,611,070
                                         1,608,436
   Average
     fully-diluted
     shares
     outstanding**.....    984,711        (984,711)     39,145,070
                                         1,608,436
   Earnings per share:
     Net Income:
       Primary**.......                                      $0.95
       Fully
         diluted**.....                                      $0.94

---------------

 * Restated to give effect to the January 3, 1997 and January 31, 1997 pooling-of-interests business combinations with Jefferson Bancorp, Inc. and D/W Bankshares, Inc.
** Restated to reflect the impact of a two-for-one stock split in the form of a 100% stock dividend paid February 11, 1997.

PRO FORMA ADJUSTMENTS:
     (In thousands)

     Completed business combinations

     Adjustments applicable to the purchase method business combinations with First Family (1) and Shamrock (2):

     (1) To amortize the assignment of estimated fair value in excess of the carrying amount of assets acquired. The amortization consists of the following:

                                                              DECEMBER 31,
                                                                  1996
                                                              ------------
Increases in income:
  Amortization of other write downs (5 year period).........     $  68
  Amortization of write-down on securities portfolio (5 year
     period)................................................       132
Decrease in income:
  Earnings forgone on $6,403,750 cash at an average interest
     rate 5.75%.............................................      (368)
                                                                 -----
          Total.............................................      (168)
                                                                 -----
Increase in expense:
  Additional depreciation due to write-up in building and
     premises (20 year period)..............................       (49)
  Amortization of goodwill (20 year period).................      (292)
                                                                 -----
          Total.............................................      (341)
                                                                 -----
Net decrease in income before tax...........................      (509)
                                                                 -----
Tax effect of the pro forma adjustments (other than goodwill
  amortization).............................................        76
                                                                 -----
Net decrease in income......................................     $(433)
                                                                 -----

     (2) To amortize the assignment of estimated fair value in excess of the carrying amount of assets acquired. The amortization consists of the following:

Increase in income:
  Amortization of write down on software (3 year period)....     $  30
Decrease in income:
  Earnings forgone on $11,813,000 cash at an average
     interest rate 5.75%....................................      (679)
                                                                 -----
          Total.............................................      (649)
Increase in expense:
  Amortization of goodwill (20 year period).................      (188)
                                                                 -----
          Total.............................................      (188)
Net decrease in income before tax...........................      (837)
Tax effect of the pro forma adjustments (other than goodwill
  amortization).............................................       227
                                                                 -----
Net decrease in income......................................     $(610)
                                                                 -----

PENDING BUSINESS COMBINATIONS
     Adjustments applicable to the purchase method business combination with First Commerce:

     (3) To amortize the assignment of estimated fair value in excess of the carrying amount of assets acquired. The amortization consists of the following:

Decreases in income:
  Amortization of write-up on securities portfolio (5 year
     period)................................................  $    (8)
  Earnings forgone on $15,777,770 cash at an average
     interest rate 5.75%....................................     (907)
                                                              -------
          Total.............................................     (915)
                                                              -------
Increase in expense:
  Amortization of goodwill (20 year period).................     (300)
                                                              -------
Decrease in Expense:
  Amortization of write down on fixed assets (5 year
     period)................................................       40
                                                              -------
          Total.............................................     (260)
                                                              -------
Net decrease in income before tax...........................   (1,175)
                                                              -------
Tax effect of the pro forma adjustments (other than goodwill
  amortization).............................................      306
                                                              -------
Net decrease in income......................................  $  (719)
                                                              -------

              RECENT DEVELOPMENTS -- BANCGROUP AND GREAT SOUTHERN

     The following table presents certain unaudited data for BancGroup for the period ended March 31, 1997. Unaudited historical data reflect, in the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary to a fair presentation of such data. The unaudited financial information is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations which would have actually occurred if the transactions had been consummated in the past or which may be obtained in the future.
                          THE COLONIAL BANCGROUP, INC.

                      SELECTED FINANCIAL DATA (UNAUDITED)

                                                                                           % CHANGE
                                                  MARCH 31,     DEC. 31,    MARCH 31,     MARCH 31,
                                                     1997         1996         1996      1996 TO 1997
                                                  ----------   ----------   ----------   ------------
                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF CONDITION SUMMARY
Total assets....................................  $5,797,328   $5,466,851   $4,933,532       18%
Loans, net of unearned income...................   4,338,994    4,074,633    3,587,951       21%
Total earnings assets...........................   5,318,917    4,975,957    4,488,267       19%
Deposits........................................   4,525,183    4,113,934    3,747,987       21%
Shareholders' equity............................     410,130      386,996      353,532       16%
Book value per share............................  $    10.49   $    10.31   $     9.76        8%

                                                                   THREE MONTHS ENDED
                                                                       MARCH 31,
                                                              ----------------------------
                                                                                  % CHANGE
                                                               1997      1996     97 TO 96
                                                              -------   -------   --------
EARNINGS SUMMARY
Net interest income (taxable equivalent)....................  $53,983   $45,769     18%
Provision for loan losses...................................    2,854     1,750     63%
Noninterest income..........................................   18,401    17,640      4%
Noninterest expense.........................................   42,662    39,812      7%
Net income..................................................   16,723    13,623     23%
Average primary shares outstanding..........................   39,679    37,158
Average fully-diluted shares outstanding....................   40,279    37,908
Earnings per share:
  Primary...................................................  $  0.42   $  0.36     17%
  Fully-diluted.............................................     0.42      0.35     20%
SELECTED RATIOS:
Return on average assets....................................     1.20%     1.14%
Return on average equity....................................    16.72%    15.69%
Efficiency ratio............................................    58.94%    62.79%
Equity to assets............................................     7.07%     7.17%
Total capital...............................................     8.07%     8.26%
Tier one leverage...........................................     7.85%     6.85%

---------------

NOTE: Restated financial results above reflect the January 1997 mergers of Colonial BancGroup with Jefferson Bancorp and D/W Bankshares. These mergers were accounted for as poolings of interest and the financial results restated accordingly.

     Net income for the three months ended March 31, 1997 was $16,723,000 compared to $13,623,000 for the previous period, a 23% increase. Earnings per share for the three months were $0.42 on a fully diluted basis, a 20% increase over 1996. The company's return on average equity was 16.72% compared to 15.69% in 1996. Return on average assets was 1.20% compared to 1.14% in 1996.

GREAT SOUTHERN UNAUDITED RESULTS OF OPERATIONS AND FINANCIAL HIGHLIGHTS FOR THE THREE MONTHS ENDED MARCH 31, 1997.

     Great Southern Bank reported net income for the three months ended March 31, 1997 of $333,183 or $0.21 per share, versus $384,972 or $0.25 per share for the prior year. The first quarter of 1997 reflects approximately $64,000 in data processing conversion costs.

     Set forth below are selected financial highlights for the Bank at and for the periods indicated:

                                                               THREE MONTHS ENDED
                                                                    MARCH 31,
                                                            -------------------------
                                                               1997          1996
                                                            -----------   -----------
                                                                   (UNAUDITED)
Total interest income.....................................  $ 2,354,839   $ 2,135,797
Total interest expense....................................      852,444       686,686
                                                            -----------   -----------
Net interest income.......................................    1,502,395     1,449,111
Provision for loan losses.................................       35,000        20,000
                                                            -----------   -----------
Net interest income after provision for loan losses.......    1,467,395     1,429,111
Total other income........................................      315,233       279,841
Total other expenses......................................   (1,258,445)   (1,088,030)
                                                            -----------   -----------
Income before taxes.......................................      524,183       620,922
Income tax................................................      191,000       235,950
                                                            -----------   -----------
Net income................................................  $   333,183   $   384,972
                                                            ===========   ===========

                                                                   MARCH 31,
                                                              1997           1996
                                                          ------------   ------------
                                                                  (UNAUDITED)
Total assets............................................  $122,284,816   $106,819,506
Deposits................................................   109,978,391     95,669,421
Loans receivable, net of allowances for loan losses.....    92,706,445     82,106,633
Securities..............................................    12,485,053     12,220,403
Real estate owned.......................................       234,000             --
Shareholders' equity....................................    10,176,474      8,824,184
Return on average assets................................          1.11%          1.48%
Return on average equity................................         13.23%         17.68%

                 THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES

                  SELECTED FINANCIAL AND OPERATING INFORMATION

     The following tables present certain financial information for BancGroup on a historical basis (as restated) for the years ended December 31, 1996, 1995, 1994, 1993 and 1992 and as of December 31, 1996 and on a pro forma basis for the years ended December 31, 1996, 1995, 1994, 1993 and 1992 and as of December 31, 1996.

     The pro forma information includes consolidated BancGroup and subsidiaries (as restated) and consolidated Great Southern, Tomoka, Fort Brooke, First Commerce, Shamrock and First Family. The pro forma balance sheet data gives effect to the combinations as if they had occurred on December 31, 1996 and the pro forma operating data gives effect to the combinations as if they had occurred at the beginning of the earliest period presented. Note that for the purchase method combinations, Article 11 of Regulation S-X requires pro forma statements be presented for only the most recent fiscal year. Accordingly, only the pro forma information as of and for the year ended December 31, 1996 is included for Shamrock, First Family and First Commerce.

     The following selected financial information should be read in conjunction with the discussion set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations," and all of the financial statements included elsewhere in this Prospectus or incorporated by reference.

                                         YEAR ENDED DECEMBER 31,                    YEAR ENDED DECEMBER 31,
                        ---------------------------------------------------------   -----------------------
                        BANCGROUP   BANCGROUP   BANCGROUP   BANCGROUP   BANCGROUP   BANCGROUP    BANCGROUP
                        PRO FORMA   PRO FORMA   PRO FORMA   PRO FORMA   PRO FORMA   HISTORICAL   HISTORICAL
                          1996        1995        1994        1993        1992        1996*        1995*
                        ---------   ---------   ---------   ---------   ---------   ----------   ----------
STATEMENT OF INCOME
Interest income.......  $444,316    $355,332    $266,373    $212,918    $200,290     $391,957     $327,897
Interest expense......   223,552     175,550     109,541      84,161      89,649      199,953      164,895
                        --------    --------    --------    --------    --------     --------     --------
Net interest income...   220,764     179,782     156,832     128,757     110,641      192,004      163,002
Provision for possible
  loan losses.........    15,562       9,166       8,506      12,178      15,417       11,783        8,281
                        --------    --------    --------    --------    --------     --------     --------
Net interest income
  after provision for
  loan losses.........   205,202     170,616     148,326     116,579      95,224      180,221      154,721
Noninterest income....    76,763      62,033      55,408      52,513      47,308       70,818       59,261
Noninterest expense...   199,373     157,200     149,976     131,577     116,702      171,005      144,525
SAIF special
  assessment (1)......     3,817          --          --          --          --        3,817           --
                        --------    --------    --------    --------    --------     --------     --------
Income before income
  taxes...............    78,775      75,449      53,758      37,515      25,830       76,217       69,457
Applicable income
  taxes...............    28,575      27,005      17,939      11,339       7,070       26,834       24,656
                        --------    --------    --------    --------    --------     --------     --------
Income before
  extraordinary items
  and the cumulative
  effect of a change
  in accounting for
  income taxes........    50,200      48,444      35,819      26,176      18,760       49,383       44,801
Extraordinary items,
  net of income
  taxes...............                                          (396)                      --           --
Cumulative effect of
  change in accounting
  for income taxes....                                         3,926                       --           --
                        --------    --------    --------    --------    --------     --------     --------
Net income............  $ 50,200    $ 48,444    $ 35,819    $ 29,706    $ 18,760     $ 49,383     $ 44,801
                        ========    ========    ========    ========    ========     ========     ========
EARNINGS PER SHARE
Income before
  extraordinary items
  and the cumulative
  effect of a change
  in accounting for
  income taxes:
  Primary**...........  $   1.20    $   1.22    $   0.95    $   0.80    $   0.68     $   1.30     $   1.23
  Fully-diluted**.....  $   1.19    $   1.19    $   0.94    $   0.80    $   0.66     $   1.28     $   1.20
Net income:
  Primary**...........  $   1.20    $   1.22    $   0.95    $   0.91    $   0.68     $   1.30     $   1.23
  Fully-diluted**.....  $   1.19    $   1.19    $   0.94    $   0.90    $   0.66     $   1.28     $   1.20
Average shares
  outstanding
  Primary**...........    41,822      39,607      37,611      32,681      29,397       38,117       36,327
  Fully-diluted**.....    42,713      41,507      39,145      34,886      32,125       38,977       38,199
Cash dividends per
  common share:
  Common**............  $  0.540    $  0.034                                         $   0.54     $ 0.3375
  Class A**...........              $  0.113    $  0.040    $  0.355    $  0.335           --     $ 0.1125
  Class B**...........              $  0.063    $  0.020    $  0.155    $  0.135           --     $ 0.0625

                              YEAR ENDED DECEMBER 31,
                        ------------------------------------
                        BANCGROUP    BANCGROUP    BANCGROUP
                        HISTORICAL   HISTORICAL   HISTORICAL
                          1994*        1993*        1992*
                        ----------   ----------   ----------
STATEMENT OF INCOME
Interest income.......   $244,145     $193,026     $179,872
Interest expense......    101,293       76,378       80,212
                         --------     --------     --------
Net interest income...    142,852      116,648       99,660
Provision for possible
  loan losses.........      8,070       11,423       12,899
                         --------     --------     --------
Net interest income
  after provision for
  loan losses.........    134,782      105,225       86,761
Noninterest income....     52,830       49,555       44,518
Noninterest expense...    136,906      119,589      105,853
SAIF special
  assessment (1)......         --           --           --
                         --------     --------     --------
Income before income
  taxes...............     50,706       35,191       25,426
Applicable income
  taxes...............     16,831       10,727        6,926
                         --------     --------     --------
Income before
  extraordinary items
  and the cumulative
  effect of a change
  in accounting for
  income taxes........     33,875       24,464       18,500
Extraordinary items,
  net of income
  taxes...............         --         (396)          --
Cumulative effect of
  change in accounting
  for income taxes....         --        3,890           --
                         --------     --------     --------
Net income............   $ 33,875     $ 27,958     $ 18,500
                         ========     ========     ========
EARNINGS PER SHARE
Income before
  extraordinary items
  and the cumulative
  effect of a change
  in accounting for
  income taxes:
  Primary**...........   $   0.98     $   0.82     $   0.70
  Fully-diluted**.....   $   0.97     $   0.81     $   0.70
Net income:
  Primary**...........   $   0.98     $   0.94     $   0.70
  Fully-diluted**.....   $   0.97     $   0.92     $   0.70
Average shares
  outstanding
  Primary**...........     34,445       29,884       26,470
  Fully-diluted**.....     35,979       32,069       29,186
Cash dividends per
  common share:
  Common**............         --           --           --
  Class A**...........   $   0.40     $  0.355     $  0.335
  Class B**...........   $   0.20     $  0.155     $  0.135

---------------

 * Restated to give retroactive effect to the January 3, 1997 and January 31, 1997 pooling-of-interests business combinations with Jefferson Bancorp, Inc. and D/W Bankshares, Inc.

** Restated to reflect the impact of a two-for-one stock split in the form of a 100% stock dividend paid February 11, 1997.
(1) Legislation approving a one-time special assessment to recapitalize the Savings Association Insurance Fund ("SAIF") resulted in $3,817,000 in expense before income taxes and $2,466,000 net of applicable income taxes in 1996.

                                                      BANCGROUP                         BANCGROUP HISTORICAL
                                                      PRO FORMA    --------------------------------------------------------------
                                                         1996        1996*        1995*        1994*        1993*        1992*
                                                      ----------   ----------   ----------   ----------   ----------   ----------
STATEMENT OF CONDITION DATA
At year-end:
  Total assets......................................  $6,177,244   $5,466,851   $4,773,049   $3,690,626   $3,555,476   $2,493,824
  Loans, net of unearned income.....................   4,568,939    4,074,633    3,521,514    2,622,181    2,182,755    1,549,316
  Mortgage loans held for sale......................     157,966      157,966      112,203       61,556      368,515      150,835
  Deposits..........................................   4,773,243    4,113,934    3,700,715    2,909,623    2,831,978    2,102,575
  Long-term debt....................................      39,092       39,092       47,688       86,662       57,397       22,979
  Shareholders' equity..............................     426,085      386,996      336,931      261,560      243,396      152,602
Average balances:
  Total assets......................................  $5,795,487   $5,093,410   $4,193,246   $3,535,205   $2,850,680   $2,426,537
  Interest-earning assets...........................   5,307,987    4,661,294    3,824,327    3,192,897    2,530,300    2,141,541
  Loans, net of unearned income.....................   4,273,554    3,799,947    3,007,312    2,375,396    1,710,797    1,505,114
  Mortgage loans held for sale......................     135,135      135,135       98,785      135,046      248,502      121,820
  Deposits..........................................   4,428,785    3,896,620    3,291,343    2,865,107    2,277,465    2,048,111
  Shareholders' equity..............................     418,844      367,075      293,651      255,861      187,322      147,980
Book value per share at year-end**..................  $    10.21   $    10.31   $     9.41   $     7.87   $     7.62   $     6.19
Tangible book value per share at year-end**.........  $     9.48   $     9.50   $     8.57   $     7.26   $     7.09   $     5.90
SELECTED RATIOS
Income before extraordinary items and the cumulative
  effect of a change in accounting for income taxes
  to:
  Average assets....................................        0.87%        0.97%        1.07%        0.96%        0.86%        0.76%
  Average shareholders' equity......................        12.0        13.45        15.26        13.24        13.06        12.50
Net income to:
  Average assets....................................        0.87         0.97         1.07         0.96         0.98         0.76
  Average shareholder's equity......................        12.0        13.45        15.26        13.24        14.93        12.50
Efficiency ratio(1).................................       67.10        64.54        64.43        69.20        71.67        72.87
Dividend payout ratio...............................       45.00        41.54        36.59        40.82        37.77        47.86
Average equity to average total assets..............        7.23         7.21         7.00         7.24         6.57         6.10
Allowance for possible losses to total loans (net of
  unearned income)..................................        1.29%        1.25%        1.28%        1.56%        1.62%        1.54%

---------------

 * Restated to give retroactive effect to the January 3, 1997 and January 31, 1997 pooling-of-interests business combinations with Jefferson Bancorp, Inc. and D/W Bankshares, Inc.
** Restated to reflect the impact of a two-for-one stock split in the form of a 100% stock dividend paid February 11, 1997.
(1) Legislation approving a one-time special assessment to recapitalize the Savings Association Insurance Fund ("SAIF") resulted in $3,817,000 in expense before income taxes and $2,466,000 net of applicable income taxes in 1996.

                             GREAT SOUTHERN BANCORP

                            SELECTED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table presents selected historical financial data for Great Southern and the Bank. This table should be read in conjunction with the historical financial statements and notes thereto included elsewhere in this Prospectus.

                                                                               AT AND FOR THE YEAR ENDED
                                                             --------------------------------------------------------------
                                                                1996         1995         1994         1993         1992
                                                             ----------   ----------   ----------   ----------   ----------
At Period End:
  Cash and cash equivalents................................  $    9,398   $   14,043   $   11,026   $   10,459   $    6,940
  Investment securities....................................      12,529       11,974       21,621       10,321       10,280
  Loans, net...............................................      93,167       81,030       71,382       66,493       52,671
  Other assets.............................................       4,095        2,549        3,253        2,953        2,695
                                                             ----------   ----------   ----------   ----------   ----------
        Total assets.......................................  $  119,189   $  109,596   $  107,282   $   90,226   $   72,586
                                                             ==========   ==========   ==========   ==========   ==========
  Deposits.................................................     107,751       99,493       99,104       83,472       66,699
  Other liabilities........................................       1,342        1,247          716          475          304
  Shareholders' equity.....................................      10,096        8,856        7,462        6,279        5,583
                                                             ----------   ----------   ----------   ----------   ----------
        Total liabilities and shareholders' equity.........  $  119,189   $  109,596   $  107,282   $   90,226   $   72,586
                                                             ==========   ==========   ==========   ==========   ==========
For the Period:
  Total interest income....................................  $    9,104   $    8,654   $    6,911   $    5,621   $    4,877
  Total interest expense...................................       3,012        3,159        2,196        1,649        1,702
                                                             ----------   ----------   ----------   ----------   ----------
        Net interest income................................       6,092        5,495        4,715        3,972        3,175
  Provision for loan losses................................         110           50          170          349          692
                                                             ----------   ----------   ----------   ----------   ----------
        Net interest income after provision for loan
          losses...........................................       5,982        5,445        4,545        3,623        2,483
  Noninterest income.......................................         883          858          782          779          627
  Noninterest expense......................................      (4,888)      (4,400)      (3,959)      (3,651)      (3,192)
                                                             ----------   ----------   ----------   ----------   ----------
        Income (loss) before income taxes..................       1,977        1,903        1,368          751          (82)
  Income taxes.............................................         739          740          481           55           --
                                                             ----------   ----------   ----------   ----------   ----------
        Net Income (loss)..................................  $    1,238   $    1,163   $      887   $      696   $      (82)
                                                             ==========   ==========   ==========   ==========   ==========
  Net income (loss) per share..............................  $     0.75   $     0.75   $     0.59   $     0.48   $    (0.06)
                                                             ==========   ==========   ==========   ==========   ==========
  Weighted average number of shares outstanding............   1,652,151    1,542,420    1,506,176    1,451,810    1,329,501
                                                             ==========   ==========   ==========   ==========   ==========
Actual shares outstanding at end of year...................   1,590,845    1,542,420    1,542,420    1,451,810    1,451,810
                                                             ==========   ==========   ==========   ==========   ==========
Book Value per share.......................................  $     6.35   $     5.74   $     4.84   $     4.32   $     3.85
                                                             ==========   ==========   ==========   ==========   ==========
Ratios and Other Data:
  Return on average assets.................................        1.15%        1.11%        0.92%        0.85%       (0.13)%
  Return on average equity.................................       13.17         14.3        12.64        11.64        (1.57)
  Average equity to average assets.........................        8.73         7.78         7.28         7.31         7.85
  Net yield on average earning assets......................        9.01         8.88         7.88         7.71         8.57
  Average earning assets to average interest-bearing
    liabilities............................................        1.39         1.35         1.35         1.31         1.23
  Noninterest exp. to average assets.......................        4.54         4.21         4.11         4.46         5.02
  Nonperforming assets as percent of total assets..........        0.24           --         1.26         1.18         1.59
  Allowance for loan losses to total loans.................        1.08         1.23         1.29         1.05         1.31

                             GREAT SOUTHERN BANCORP

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion is provided to afford the reader an understanding of the major elements of Great Southern's financial condition, results of operation, capital resources and liquidity. It should be read in conjunction with the financial statements and notes thereto and other information appearing elsewhere in this Prospectus.

GENERAL

     Great Southern is a one-bank holding company, and its only current business is the ownership and operation of the Bank. On January 1, 1996, the common shareholders of the Bank exchanged their common shares for shares of Great Southern Common Stock, and at that time the Bank became a wholly-owned subsidiary of Great Southern. The formation of Great Southern and exchange of shares has been accounted for as a combination of interests under common control in a manner similar to a pooling of interests. Shares held by dissenting shareholders were settled for cash.

     The Bank is an FDIC-insured, state-chartered commercial bank headquartered in West Palm Beach, Florida. The Bank commenced operations on April 17, 1989. The Bank has five branch offices located in central and north Palm Beach County, Florida, and its main business is to attract deposits and to invest those funds in loans, including both secured and unsecured commercial loans, consumer loans, construction and permanent residential mortgage loans, and the origination of loans secured by commercial real estate properties.

     At December 31, 1996, Great Southern had total assets of $119.2 million, an increase of 8.76% over the $109.6 million recorded at December 31, 1995, and total shareholders' equity of $10.1 million, up 13.48% over the $8.9 million at December 31, 1995. For the twelve months ended December 31, 1996 it had consolidated net earnings of $1,237,628, an increase of 6.49% over the earnings reported for the twelve months ending December 31, 1995 of $1,162,150. Earnings in 1996 were impacted by the costs of defending and settling litigation initiated in 1989 by another financial institution claiming the right to the Bank's name. Although Bank management and the board of directors considered the claims totally without merit, they agreed in December, 1996 to settle this suit in order to eliminate increasing defense costs. Under the settlement agreement, the Bank was permitted to retain its name and conduct its business thereunder. The total costs of settlement and defense charged to 1996 operations was approximately $274,000.

     During the year ended December 31, 1996, net loans increased 15.06% to $93.2 million from $81.0 million as of December 31, 1995. The Bank's portfolio of investment securities increased to $12.5 million as of December 31, 1996 from $12.0 million at December 31, 1995. The Bank's deposits increased to $107.8 million as of December 31, 1996 from $99.5 million at December 31, 1995. The 8.34% increase in deposits reflected the Bank's strategy of continuing to accept and retain deposit accounts for which funds can be prudently invested.

REGULATION AND LEGISLATION

     As a state-chartered commercial bank, the Bank is subject to extensive regulation by the Florida Department of Banking and Finance ("Florida Department") and the FDIC. The Bank files reports with the Florida Department and the FDIC concerning its activities and financial condition, in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with or acquisitions of other financial institutions. Periodic examinations are performed by the Florida Department and the FDIC to monitor the Bank's compliance with the various regulatory requirements. The Bank is also subject to regulation by the Federal Reserve with respect to reserves required to be maintained against deposits and certain other matters. As a Florida corporation, the Bank is subject to that state's banking laws and to certain regulations by the Florida Department.

     Great Southern is a registered bank holding company subject to supervision and regulation by the Federal Reserve. As such, it is subject to the BHCA and many of the Federal Reserve's regulations promulgated thereunder.

CREDIT RISK

     The Bank's business activity entails potential loan losses, the magnitude of which depend on a variety of economic factors affecting borrowers which are beyond the control of the Bank. While the Bank has instituted underwriting guidelines and credit review procedures to protect the Bank from avoidable credit losses, some losses will inevitably occur.

     The following table sets forth certain information regarding non-accrual loans and real estate owned, the ratio of such loans and real estate owned to total assets as of the dates indicated, and certain other related information:

                                                              AT DECEMBER 31,
                                                  ----------------------------------------
                                                  1996    1995     1994     1993     1992
                                                  -----   -----   ------   ------   ------
                                                           (DOLLARS IN THOUSANDS)
Nonaccrual loans:
  Real estate loans:
     Residential................................  $ 218   $  --   $   --   $   --   $   --
     Commercial.................................     --      --      488       48       --
  Consumer and other loans......................     --      --       59        0      271
                                                  -----   -----   ------   ------   ------
          Total nonperforming loans.............    218      --      547       48      271
Other real estate owned:
  Real estate acquired by foreclosure or deed in
     lieu of foreclosure........................     68      --      800    1,020      884
                                                  -----   -----   ------   ------   ------
          Total nonperforming assets............  $ 286   $  --   $1,347   $1,068   $1,155
                                                  =====   =====   ======   ======   ======
          Total nonperforming loans to total
            assets..............................   0.18%   0.00%    0.51%    0.05%    0.37%
                                                  =====   =====   ======   ======   ======
          Total nonperforming assets to total
            assets..............................   0.24%   0.00%    1.26%    1.18%    1.59%
                                                  =====   =====   ======   ======   ======

     The following table sets forth information with respect to activity in the Bank's allowance for loan losses during the periods indicated:

                                                    YEAR ENDED DECEMBER 31,
                                        -----------------------------------------------
                                         1996      1995      1994      1993      1992
                                        -------   -------   -------   -------   -------
                                                    (DOLLARS IN THOUSANDS)
Average loans outstanding:............  $85,858   $76,814   $69,893   $58,613   $44,422
                                        =======   =======   =======   =======   =======
Allowance at beginning of period......  $ 1,015   $   935   $   706   $   700   $   709
                                        -------   -------   -------   -------   -------
  Loans Charged-off:
     Residential real estate loans....       --        --        --        75        73
     Commercial real estate loans.....       --        --        --        --        30
     Commercial loans.................       50        51         0       319       613
     Consumer loans...................       74        17        58        13         4
                                        -------   -------   -------   -------   -------
          Total loans charged-off.....      124        68        58       407       720
  Recoveries..........................       26        98       117        64        19
                                        -------   -------   -------   -------   -------
     Net charge-offs (recoveries).....       98       (30)      (59)      343       701
     Provision for loan losses charged
       to operating expenses..........      110        50       170       349       692
                                        -------   -------   -------   -------   -------
     Allowance at end of year.........  $ 1,027   $ 1,015   $   935   $   706   $   700
                                        =======   =======   =======   =======   =======
     Net charge-offs to average loans
       outstanding....................     0.11%    (0.04)%   (0.08)%    0.59%     1.58%
                                        =======   =======   =======   =======   =======
     Allowance to period-end loans....     1.08%     1.23%     1.29%     1.05%     1.31%
                                        =======   =======   =======   =======   =======
Period end total loans................  $94,456   $82,300   $72,572   $67,393   $53,525
                                        =======   =======   =======   =======   =======

RESULTS OF OPERATIONS

     The operating results of the Bank depend primarily on its net interest income, which is equal to the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities, consisting primarily of deposits. Net interest income is determined by reference to (i) the difference between yields earned on interest-earning assets and rates paid on interest-bearing liabilities ("net interest spread"), and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. The Bank's net interest spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. In addition, the Bank's net earnings are also affected by the level of nonperforming loans and real estate owned, as well as the level of its non-interest income and non-interest expenses, such as salaries and employee benefits, occupancy, check and data processing and equipment costs and provisions for loan losses and income taxes.

     The following table sets forth for the periods indicated information regarding (i) the total dollar amount of interest income of the Bank from earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average cost;
(iii) net interest income; (iv) net interest spread; and (v) net interest margin. Average balances are based upon daily balances.

                                                                  YEAR ENDED DECEMBER 31,
                                 -----------------------------------------------------------------------------------------
                                             1996                           1995                          1994
                                 ----------------------------   ----------------------------   ---------------------------
                                 AVERAGE               YIELD/   AVERAGE               YIELD/   AVERAGE              YIELD/
                                 BALANCE    INTEREST    RATE    BALANCE    INTEREST    RATE    BALANCE   INTEREST    RATE
                                 --------   --------   ------   --------   --------   ------   -------   --------   ------
                                                                  (DOLLARS IN THOUSANDS)
Earning assets:
  Loans(1).....................  $ 85,858    $8,190     9.54%   $ 76,814    $7,424     9.66%   $69,893    $5,950     8.51%
  Investment securities........    12,826       791     6.17      15,831       948     5.99     13,491       765     5.67
  Federal funds sold...........     2,304       123     5.32       4,769       282     5.92      4,373       196     4.47
                                 --------    ------     ----    --------    ------     ----    -------    ------     ----
         Total earning
           assets..............   100,988     9,104     9.01      97,414     8,654     8.88     87,756     6,911     7.88
Non-earning assets.............     6,731                          7,119                         8,658
                                 --------                       --------                       -------
         Total assets..........  $107,719                       $104,533                       $96,414
                                 ========                       ========                       =======
Interest-bearing liabilities:
  Savings and NOW accounts.....  $ 12,412    $  229     1.84%   $ 13,575    $  241     1.78%   $14,216    $  248     1.74%
  Money market deposits........    35,073     1,474     4.20      35,492     1,708     4.81     27,721       975     3.52
  Certificates of deposit......    23,782     1,252     5.27      22,452     1,190     5.30     22,965       969     4.22
  Borrowings...................     1,278        57     4.44         424        20     4.80        301         4     1.38
                                 --------    ------     ----    --------    ------     ----    -------    ------     ----
         Total interest-bearing
           liabilities.........    72,545     3,012     4.15      71,943     3,159     4.39     65,202     2,196     3.37
                                             ------     ----                ------     ----               ------     ----
Noninterest-bearing
  liabilities..................    25,774                         24,458                        24,198
Shareholders' equity...........     9,400                          8,132                         7,018
                                 --------                       --------                       -------
         Total liabilities and
           shareholders'
           equity..............  $107,719                       $104,533                       $96,414
                                 ========                       ========                       =======
Net interest income............              $6,092                         $5,495                        $4,715
                                             ======                         ======                        ======
Net interest spread(2).........                         4.86%                          4.49%                         4.51%
                                                        ====                           ====                          ====
Net interest margin(3).........                         6.03%                          5.64%                         5.37%
                                                        ====                           ====                          ====
Ratio of average earning assets
  to average interest-bearing
  liabilities..................      1.39                           1.35                          1.35
                                 ========                       ========                       =======

---------------

(1) Includes nonaccrual loans.
(2) Represents the difference between the yield on earning assets and the cost of interest-bearing liabilities.
(3) Represents the net interest income divided by average earning assets.

RATE/VOLUME ANALYSIS

     The following table sets forth certain information regarding changes in interest income and interest expense of the Bank for the periods indicated. For each category of earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate (change in rate multiplied by prior volume), (2) changes in volume (change in volume multiplied by prior rate) and (3) changes in rate-volume (change in rate multiplied by change in volume).

                                                                  YEAR ENDED DECEMBER 31,
                                                                       1996 VS. 1995
                                                              -------------------------------
                                                                INCREASE (DECREASE) DUE TO
                                                                      (IN THOUSANDS)
                                                              -------------------------------
                                                                               RATE/
                                                              RATE    VOLUME   VOLUME   TOTAL
                                                              -----   ------   ------   -----
Interest-earning assets:
  Loans.....................................................  $ (92)  $ 874     $(16)   $ 766
  Investment securities.....................................     28    (180)      (5)    (157)
  Other earning assets......................................    (29)   (145)      15     (159)
                                                              -----   -----     ----    -----
          Total.............................................  $ (93)  $ 549     $ (6)   $ 450
                                                              -----   -----     ----    -----
Interest-bearing liabilities:
  Deposits:
     Savings and NOW accounts...............................  $   8   $ (21)    $  1    $ (12)
     Money market accounts..................................   (217)    (11)      (6)    (234)
     Certificate accounts...................................     (7)     70        1       62
  Borrowings................................................     (2)     41       (2)      37
                                                              -----   -----     ----    -----
          Total.............................................   (218)     79       (8)    (147)
                                                              -----   -----     ----    -----
Net change in net interest income...........................  $ 125   $ 470     $  2    $ 597
                                                              =====   =====     ====    =====

                                                                  YEAR ENDED DECEMBER 31,
                                                                       1995 VS. 1994
                                                              -------------------------------
                                                                INCREASE (DECREASE) DUE TO
                                                                      (IN THOUSANDS)
                                                              -------------------------------
                                                                              RATE/
                                                              RATE   VOLUME   VOLUME   TOTAL
                                                              ----   ------   ------   ------
Interest-earning assets:
  Loans.....................................................  $804    $589     $ 81    $1,474
  Investment securities.....................................    43     133        7       183
  Other interest-earning assets.............................    63      18        5        86
                                                              ----    ----     ----    ------
          Total.............................................  $910    $740     $ 93    $1,743
                                                              ----    ----     ----    ------
Interest-bearing liabilities:
  Deposits:
     Savings and NOW accounts...............................  $  6    $(11)    $ (2)   $   (7)
     Money market accounts..................................   358     274      101       733
     Certificate accounts...................................   248     (22)      (5)      221
  Borrowings................................................    10       2        4        16
                                                              ----    ----     ----    ------
          Total.............................................   622     243       98       963
                                                              ----    ----     ----    ------
Net change in net interest income...........................  $288    $497     $ (5)   $  780
                                                              ====    ====     ====    ======

LIQUIDITY AND CAPITAL RESOURCES

     A Florida-chartered commercial bank is required to maintain a liquidity reserve of at least 15% of its total transaction accounts and 8% of its total nontransaction accounts less public funds deposits. The liquidity reserve may consist of cash on hand, cash on deposit with other correspondent banks, federal funds sold, and certain investments as determined by the rules of the Florida Department. As of December 31, 1996 and

December 31, 1995, the Bank's liquidity reserve totaled, $18,424,915 and $13,376,613, respectively, or approximately 17.10% and 13.45% of its total deposits.

     The following table sets forth the carrying value of the Bank's investment portfolio as of the dates indicated:

                                                                   DECEMBER 31,
                                                            ---------------------------
                                                             1996      1995      1994
                                                            -------   -------   -------
                                                                  (IN THOUSANDS)
Securities Available for Sale:
  U.S. Treasury securities................................  $ 2,983   $ 7,034   $11,566
  U.S. Government agencies................................    5,582     3,597     1,774
  State, county and municipal.............................      300        --        --
  Other securities........................................      365       343       126
                                                            -------   -------   -------
          Total available for sale........................    9,230    10,974    13,466
                                                            -------   -------   -------
Securities Held to Maturity:
  U.S. Treasury securities................................       --        --     4,995
  U.S. Government agencies................................    2,029     1,000     3,160
  State, county and municipal.............................    1,270        --        --
  Other securities........................................       --        --        --
                                                            -------   -------   -------
          Total held to maturity..........................    3,299     1,000     8,155
                                                            -------   -------   -------
          Total investment securities.....................  $12,529   $11,974   $21,621
                                                            =======   =======   =======

     The following table sets forth, by maturity distribution, certain information pertaining to the Bank's investment securities portfolio at December 31, 1996:

                                                SECURITIES AVAILABLE        SECURITIES HELD
                                                      FOR SALE                TO MATURITY
                                               ----------------------    ----------------------
                                               AMORTIZED   ESTIMATED     AMORTIZED   ESTIMATED
                                                 COST      FAIR VALUE      COST      FAIR VALUE
                                               ---------   ----------    ---------   ----------
                                               (DOLLARS IN THOUSANDS)    (DOLLARS IN THOUSANDS)
Due in:
  One year or less...........................   $  501       $  503       $   91       $   91
  After one through five years...............    7,907        7,868        1,489        1,483
  After five through ten years...............      497          494        1,719        1,690
  Mortgage-backed securities/other...........      365          365           --           --
                                                ------       ------       ------       ------
          Total..............................   $9,270       $9,230       $3,299       $3,264
                                                ======       ======       ======       ======

     At December 31, 1996 the securities available for sale portfolio carried a 6.06% aggregate yield to maturity, while the securities held to maturity portfolio had an aggregate yield to maturity of 5.85%.

     The Bank's primary sources of funds consist of principal payments on loans and investment securities, proceeds from sales and maturities of investment securities and net increases in deposits. The Bank uses its capital resources principally to purchase investment securities and fund existing and continuing loan commitments. At December 31, 1996 and December 31, 1995, the Bank had commitments to originate loans totaling $11.8 million and $10.4 million, respectively. Scheduled maturities of certificates of deposit during the next 12 months following December 31, 1996 totaled $18.8 million.

REGULATORY CAPITAL REQUIREMENTS

     For the purpose of evaluating what should constitute the minimum capital adequacy of a financial institution, Federal banking regulators have adopted regulations which make reference to the institution's "Tier 1 leverage" capital and also to its "total" capital. In most instances, "Tier 1 leverage" capital will consist solely of funds permanently committed to the institution (i.e., shareholders' equity), less net intangible assets. Conversely, "total" capital (comprised of the sum of Tier 1 and supplementary, or Tier 2, capital) includes not only shareholders' equity, but the allowance for loan losses (subject to limitations). Under FDIC regulations, the Bank is required to meet certain minimum capital thresholds. The requirement is not a valuation allowance and has not been created by charges against earnings; rather, it represents a restriction on shareholders' equity. The following chart compares the minimum capital ratios required by the FDIC to the ratios maintained by Great Southern on a consolidated basis, and by the Bank:

                                                                         MINIMUM AMOUNT AND
                                                        ACTUAL             RATIO REQUIRED
                                                  -------------------   --------------------
                                                    AMOUNT      RATIO     AMOUNT       RATIO
                                                  -----------   -----   -----------    -----
                                                  (THOUSANDS)           (THOUSANDS)
As of December 31, 1996:
  Total Capital (to Risk Weighted Assets):
     Consolidated...............................    $11,098     12.2%     $7,302        8.0%
     Subsidiary Bank............................     10,943     12.0       7,302        8.0
  Tier 1 Capital (to Risk Weighted Assets):
     Consolidated...............................    $10,071     11.0%     $3,651        4.0%
     Subsidiary Bank............................      9,915     10.9       3,651        4.0
  Tier 1 Capital (to Average Assets):
     Consolidated...............................    $10,071      8.9%     $4,529        4.0%
     Subsidiary Bank............................      9,915      8.8       4,521        4.0

ASSET AND LIABILITY MANAGEMENT

     As part of its asset and liability management, the Bank has emphasized establishing and implementing internal asset-liability decision processes, as well as communications and control procedures to aid in managing the Bank's earnings. Management believes that these processes and procedures provide the Bank with better capital planning, asset mix and volume controls, loan-pricing guidelines, and deposit interest-rate guidelines which should result in controls and less exposure to interest-rate risk.

     The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest-rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest-rate sensitive within a specific time period if it will mature or reprice within that time period. The interest-rate sensitivity gap is defined as the difference between interest-earning assets and interest-bearing liabilities maturing or repricing within a given time period. The gap ratio is computed as rate-sensitive assets to rate-sensitive liabilities. A gap ratio of 1.0 represents perfect matching. A gap is considered positive when the interest-rate sensitive assets exceed interest-rate sensitive liabilities. A gap is considered negative when interest-rate sensitive liabilities exceed interest-rate sensitive assets. During a period of rising interest rates, a negative gap would adversely affect net interest income, while a positive gap would result in an increase in net interest income. During a period of falling interest rates, a negative gap would result in an increase in net interest income, while a positive gap would adversely affect net interest income.

     In order to minimize the potential for adverse effects of material and prolonged increases in interest rates on the Bank's results of operations, management continues to monitor asset and liability management policies to better match the maturities and repricing terms of the Bank's interest-earning assets and interest-bearing liabilities. Such policies have consisted primarily of: (i) emphasizing the origination of adjustable-rate loans; (ii) maintaining a stable core deposit base; and (iii) maintaining a significant portion of liquid assets (cash and short-term investments).

     The Bank has also maintained a relatively large portfolio of liquid assets (cash and assets maturing or repricing in one year or less) in order to reduce its vulnerability to shifts in market rates of interest. At December 31, 1996 and December 31, 1995, 8.39% and 17.70%, respectively, of the Bank's total assets consisted of cash, federal funds sold, and short-term U.S. Government securities, and its overall liquidity ratio was approximately 9.28% and 19.50% of total deposits.

     The Bank seeks to maintain a large stable core deposit base by providing quality service to its customers without significantly increasing its cost of funds or operating expenses. The success of the Bank's core deposit strategy is demonstrated by the stability of its money-market deposit accounts, savings accounts and NOW accounts, which, in the aggregate, totaled $50.9 million, representing 47.22% of total deposits at December 31, 1996, and $48.0 million or 48.24% of such deposits at December 31, 1995. These accounts bore a weighted-average rate of 3.06% at December 31, 1996 and 3.29% at December 31, 1995.

     As of December 31, 1996, the Bank's cumulative one-year interest-rate sensitivity gap ratio was .93%. Although management believes that the implementation of the referenced strategies has reduced the potential adverse effects of changes in interest rates on the Bank's results of operations, any substantial and prolonged increase in market interest rates could have an adverse impact on the Bank's results of operations. Management monitors the Bank's interest-rate sensitivity gap on a quarterly basis, having retained Community Bank and Thrift Advisory Services, Inc., to provide practical and theoretical gap reports. The practical gap report is based on the Federal Reserve's March 26, 1993 draft for incorporating Interest-Rate Risk into Risk-Based Capital Standards.

     The Bank's management monitors interest rate risk by reviewing several areas of the Bank's operation, such as liquidity, volatile liability dependency and rate sensitivity, operating within the targets and guidelines of the Bank's Funds Management policy. Although management believes little can be done until the maturity of the Bank's deposits occur to effect changes in rate sensitivity, the asset mix continues to move toward less rate sensitivity for all time periods, and while a negative gap will continue in the one year time period, it should decline in line with management goals.

     The following table sets forth certain information relating to the Bank's earning assets and interest-bearing liabilities at December 31, 1996 that are estimated to mature or are scheduled to reprice within the period shown:

                                                            MORE THAN        MORE
                                                            ONE YEAR         THAN
                                               ONE YEAR   TO FIVE YEARS   FIVE YEARS    TOTAL
                                               --------   -------------   ----------   --------
                                                            (DOLLARS IN THOUSANDS)
EARNING ASSETS:
Mortgage and Commercial loans:
  Adjustable Rate (all property types).......  $27,013       $ 3,086       $   371     $ 30,470
  Fixed rate.................................   18,286         8,495         9,315       36,096
                                               -------       -------       -------     --------
          Total mortgage loans...............   45,299        11,581         9,686       66,566
Consumer and other loans.....................   17,153         9,868           607       27,628
Short-term cash equivalents..................    2,752            --            --        2,752
Investments..................................      690        10,191         1,648       12,529
                                               -------       -------       -------     --------
          Total Earning Assets...............   65,894        31,640        11,941      109,475
                                               -------       -------       -------     --------
INTEREST-BEARING LIABILITIES:
  Certificates of deposit....................   18,753         6,353            42       25,148
  Savings and NOW accounts...................   14,296            --            --       14,296
  Money market accounts......................   36,644            --            --       36,644
  Other borrowings...........................      875            --            --          875
                                               -------       -------       -------     --------
          Total Interest-Bearing
            Liabilities......................   70,568         6,353            42       76,963
                                               -------       -------       -------     --------
Rate Sensitivity GAP.........................  $(4,674)      $25,287       $11,899     $ 32,512
                                               =======       =======       =======     ========
Cumulative Rate Sensitivity GAP..............  $(4,674)      $20,613       $32,512     $ 32,512
                                               =======       =======       =======     ========
Rate Sensitivity GAP Ratio...................      .93%         4.98%        284.3%        1.42%
Cumulative Rate Sensitivity GAP Ratio........      .93%         1.27%         1.42%        1.42%
Ratio of Cumulative GAP to Total Earning
  Assets.....................................    (4.27)%       18.83%        29.70%       29.70%

---------------

(1) In preparing the table above, adjustable-rate loans are included in the period in which the interest rates are next scheduled to adjust rather than in the period in which the loans mature. Fixed-rate loans are scheduled, including repayment, according to their maturities.

(2) Excludes nonaccrual loans.
(3) Investments are scheduled through repricing and maturity dates.
(4) Includes Federal Home Loan Bank stock.
(5) Checking accounts, NOW accounts, savings accounts and money market deposit accounts are regarded as ready accessible withdrawable accounts. All other time accounts are scheduled through the maturity dates.

     Loan Maturities. The table below sets forth the contractual maturity of the Bank's commercial loan and construction loan portfolios at December 31, 1996. Demand loans, secured exclusively by passbook savings or CD's and having no stated schedule of repayments and no stated maturity, are reported as due within one year. The table does not reflect anticipated prepayments.

                      MATURITY SCHEDULE OF SELECTED LOANS

                                                         0-12       1-5      OVER 5
                                                        MONTHS     YEARS     YEARS      TOTAL
                                                        -------    ------    ------    -------
                                                                    (IN THOUSANDS)
Commercial, financial, and agricultural...............  $11,852    $5,908    $  317    $18,077
Real Estate -- Construction...........................    2,200        --       787      2,987
                                                        -------    ------    ------    -------
          Total.......................................  $14,052    $5,908    $1,104    $21,064
                                                        =======    ======    ======    =======
Fixed Interest Rate...................................  $ 1,957    $   --    $   40    $ 1,997
Variable Interest Rate................................   12,095     5,908     1,064     19,067

     The following table shows the distribution of, and certain other information relating to, Great Southern's consolidated deposit accounts, by type:

                                                       AT DECEMBER 31,
                                 ------------------------------------------------------------
                                        1996                 1995                 1994
                                 ------------------    -----------------    -----------------
                                             % OF                 % OF                 % OF
                                  AMOUNT    DEPOSIT    AMOUNT    DEPOSIT    AMOUNT    DEPOSIT
                                 --------   -------    -------   -------    -------   -------
                                                    (DOLLARS IN THOUSANDS)
Demand deposits................  $ 31,663     29.4%    $29,187     29.3%    $26,209     26.5%
Savings and NOW deposits.......    14,296     13.3      14,497     14.6      11,605     11.7
Money market deposits..........    36,644     34.0      33,544     33.7      37,298     37.6
                                 --------    -----     -------    -----     -------    -----
          SubTotal.............    82,603     76.7      77,228     77.6      75,112     75.8
                                 --------    -----     -------    -----     -------    -----
Certificates of deposit
  2.00 - 3.99%.................       381      0.3         423      0.4       3,467      3.5
  4.00 - 5.99..................    23,361     21.7      15,923     16.0      19,887     20.0
  6.00 - 7.99..................     1,406      1.3       5,919      6.0         468      0.5
  8.00 - 9.99..................        --      0.0          --      0.0         170      0.2
  10.00 - 11.99................        --      0.0          --      0.0          --      0.0
                                 --------    -----     -------    -----     -------    -----
  Total certificates of
     deposits(1)...............    25,148     23.3      22,265     22.4      23,992     24.2
                                 --------    -----     -------    -----     -------    -----
  Total deposits...............  $107,751    100.0%    $99,493    100.0%    $99,104    100.0%
                                 ========    =====     =======    =====     =======    =====

---------------

(1) Includes individual retirement accounts ("IRA") totaling $2.3 million, $1.9 million and $1.9 million at December 31, 1996, 1995, and 1994, respectively, all of which were in the form of certificates of deposits.

     The following table shows the average amount of and the average rate paid on each of the following deposit accounts categories during the periods indicated:

                                                      YEAR ENDED DECEMBER 31,
                                     ---------------------------------------------------------
                                           1996                1995                1994
                                     -----------------   -----------------   -----------------
                                     AVERAGE   AVERAGE   AVERAGE   AVERAGE   AVERAGE   AVERAGE
                                     BALANCE    RATE     BALANCE    RATE     BALANCE    RATE
                                     -------   -------   -------   -------   -------   -------
                                                      (DOLLARS IN THOUSANDS)
Noninterest bearing checking
  accounts.........................  $25,166    0.00%    $23,854    0.00%    $22,667    0.00%
NOW and savings accounts...........   12,412    1.84      13,575    1.78      14,216    1.74
Money market accounts..............   35,073    4.20      35,492    4.81      27,721    3.52
Certificate of deposit.............   23,782    5.27      22,452    5.30      22,965    4.22
                                     -------             -------             -------
          Total deposits...........  $96,433    3.06     $95,373    3.29     $87,569    2.50
                                     =======             =======             =======

     The following table presents for various interest rate categories the amounts of outstanding certificates of deposit at December 31, 1996 which mature during the periods indicated:

                          MATURITY
                          --------                            (IN THOUSANDS)
1997........................................................     $18,765
1998........................................................       5,848
1999-2000...................................................         535
2001 & thereafter...........................................          42
                                                                 -------
          Total.............................................     $25,148
                                                                 =======

     Jumbo certificates ($100,000 and over) outstanding as of December 31, 1996 mature as follows:

                          MATURITY
                          --------                            (IN THOUSANDS)
Due within three months or less.............................     $ 3,972
Due over three months to six months.........................       1,100
Due over six months to one year.............................       3,325
Due over one year...........................................       2,817
                                                                 -------
          Total.............................................     $11,214
                                                                 =======

COMPARISON OF YEARS ENDED DECEMBER 1996 AND 1995

     General. Net income for the year ended December 31, 1996 was $1,237,628 or $.75 per share compared to $1,162,150 or $.75 per share for 1995. The increase in earnings was due primarily to an increase in net interest income. The Bank's net income was affected by the costs associated with defending and settling litigation initiated in 1989 by another financial institution claiming the right to the Bank's name. Although Bank management and the board of directors considered the claims totally without merit, they agreed in December, 1996 to settle this suit in order to eliminate increasing defense costs. Under the settlement agreement, the Bank was permitted to retain its name and conduct its business thereunder. The total costs of settlement and defense charged to 1996 operations was approximately $274,000.

     Interest Income and Expense. Interest income increased $450,133 or 5.2% to $9,104,466 during the year ended December 31, 1996. Interest on loans increased $766,659 to $8,190,460 due to an increase in the average loan portfolio from $76,814,000 during 1995 to $85,858,000 during 1996. Interest on investment securities decreased $156,918 to $791,272 due to a decrease in the average amount invested in securities during 1996 compared with 1995.

     Interest expense on deposit accounts and short-term borrowings decreased from $3,159,120 for the year ended December 31, 1995 to $3,012,388 for the year ended December 31, 1996. This increase was primarily the result of a decrease in rates paid on deposits.

     Provision for Credit Losses. The provision for credit losses is charged to earnings to bring the total allowance to a level deemed appropriate by management and is based upon historical experience, the volume and type of lending conducted by the Bank, industry standards, the amount of nonperforming loans, general economic conditions, particularly as they relate to the Bank's market areas, and other factors related to the collectibility of the Bank's loan portfolio. The provision for loan losses increased from $50,041 for the year ended December 31, 1995 to $109,903 during 1996. The allowance for loan losses increased from $1,014,838 at December 31, 1995 to $1,027,300 at December 31, 1996. Nonperforming loans as a percentage of total assets were .18% at December 31, 1996. There were no non-performing loans at December 31, 1995. While management believes that its allowance for loan losses was adequate as of December 31, 1996, future adjustments to the Bank's allowance for loan losses may be necessary if economic and other conditions differ substantially from the assumptions used in making the determination.

     Total Noninterest Expense. Total noninterest expense increased 11% from $4,400,301 for the year ended December 1995 to $4,888,351 for the year ended December 1996. The increase was primarily due to an increase in legal fees related to litigation described above. There were also increases in employee compensation, occupancy expense and equipment expense.

     Income Tax Provision. The income tax provision was $739,230 for the year ended December 31, 1996 based on income before taxes. The income tax provision was $740,237 for the year ended December 31, 1995.

COMPARISON OF YEARS ENDED DECEMBER 1995 AND 1994

     General. Net income for the year ended December 31, 1995 was $1,162,150 or $.75 per share compared to $886,535 or $.59 per share for 1994. The increase in earnings was primarily due to increases in net interest income and noninterest income as well as improved expense control.

     Interest Income and Expense. Interest income increased $1,743,462 or 25% during the year ended December 31, 1995. Interest on loans increased $1,473,563 to $7,423,801 due to an increase in the weighted average yield from 8.51% during the year ended December 31, 1994 to 9.66% during the year ended December 31, 1995. The increase was also due to an increase in the average loan portfolio from $69,893,000 for the year ended December 31, 1994 to $76,814,000 for the year ended December 1995. Interest on investment securities increased from $765,053 for the year ended December 31, 1994 to $948,190 for the year ended December 31, 1995 due primarily to an increase in the average amount invested in securities during 1995 compared to 1994.

     Interest expense on deposit accounts and short-term borrowings increased from $2,195,634 for the year ended December 31, 1994 to $3,159,120 for the year ended December 31, 995. This increase was primarily the result of an increase in the rates paid on interest-bearing liabilities from 3.37% during 1994 to 4.39% during 1995.

     Provision for Credit Losses. The provision for credit losses decreased from $170,147 for the year ended December 31, 1994 to $50,041 during 1995. The allowance for loan losses increased from $935,000 at December 31, 1994 to $1,014,838 at December 31, 1995.

     Noninterest Expense. Total noninterest expense increased 11% from $3,959,424 for the year ended December 31, 1994 to $4,400,301 for the year ended December 1995. The increase was primarily due to an increase in employee compensation and other miscellaneous expenses. There were smaller increases in occupancy expense and equipment expense from 1994 to 1995.

     Income Tax Provision. The income tax provision increased from $481,352 for the year ended December 31, 1994 to $740,237 for 1995, based on increased earnings before income taxes.

COMPARISON OF YEARS ENDED DECEMBER 1994 AND 1993

     General. Net income for the year ended December 31, 1994 was $886,535 or $.59 per share compared to $695,938 or $.48 per share for 1993. The increase in earnings was primarily due to an increase in net interest income and a decrease in the loan loss provision, partially offset by increased non-interest expenses.

     Interest Income. Interest income increased $1,290,275 or 23% during the year ended December 1994. Interest on loans increased $1,038,920 to $5,950,238 due to an increase in the weighted average yield from 8.28% during the year ended December 1993 to 8.51% during the year ended December 1994. The increase was also due to an increase in the average loan portfolio from $59,330,000 for the year ended December 1993 to $69,893,000 for the year ended December 1994. Interest on investment securities increased from $598,249 for the year ended December 31, 1993 to $765,053 for the year ended December 31, 1994, due to an increase in the average amount invested in securities during 1994 compared to 1993.

     Interest Expense. Interest expense on deposit accounts and short-term borrowings increased from $1,648,849 in the year ended December 31, 1993 to $2,195,634 for the year ended December 31, 1994. This increase was primarily the result of an increase in the rates paid on deposits from 2.98% during 1993 to 3.37% during 1994.

     Noninterest Expense. Total noninterest expense increased 8.5% from $3,650,868 for the year ended December 31, 1993 to $3,959,424 for the year ended December 1994. The increase was primarily due to an increase in employee compensation. There were also increases in legal expenses due to the litigation discussed above as well as data processing expenses.

IMPACT OF INFLATION AND CHANGING PRICES

     The financial statements and related data presented herein have been prepared on the traditional basis of accounting, which requires the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, substantially all of the assets and liabilities of the Bank are monetary in nature. As a result, interest rates have a more significant impact on the Bank's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

FUTURE ACCOUNTING REQUIREMENTS

     The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards (SFAS) No. 125 which provides accounting and reporting standards for certain transfers and servicing of financial assets as well as extinguishment of liabilities. SFAS No. 125 also provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS No. 125, as amended by SFAS No. 127, is generally effective for activities under the standard that occur after December 31, 1997. Management does not anticipate SFAS No. 125 will have a material impact on Great Southern.

     The FASB has also issued SFAS No. 128, "Earnings Per Share". This SFAS establishes standards for computing and presenting earnings per share, making them comparable to international accounting standards. It replaces the previously-required presentation of primary earnings per share with a presentation of basic earnings per share, and requires a reconciliation of the numerator and denominator of the basic earnings per share computation to the numerator and denominator of the diluted earnings per share computation. Under SFAS No. 128, dilution is excluded from basic earnings per share. SFAS No. 128 is effective for periods ending after December 15, 1997, and earlier application is not permitted. Other than the required restatement after the effective date of prior earnings per share data, management does not believes SFAS No. 128 will have any material effect on Great Southern.

                             BUSINESS OF BANCGROUP

GENERAL

     BancGroup is a bank holding company registered under the BHCA. It was organized in 1974 under the laws of Delaware and has operated under its current name and management since 1981. BancGroup operates wholly owned commercial banking subsidiaries in the states of Alabama, Florida, Georgia and Tennessee, each under the name "Colonial Bank." Colonial Bank conducts a full service commercial banking business in the state of Alabama through 110 branches. In Tennessee, Colonial Bank conducts a general commercial banking business through three branches. In Georgia, Colonial Bank operates eleven branches in the Atlanta area and three branches in the Dalton area. In Florida, Colonial Bank operates eleven branches in the Orlando and Ormond Beach areas, nine branches in Dade, Broward and Palm Beach counties, six branches in Eustis and Lake County, and eight branches in the Hillsborough County (Tampa) area. Colonial Mortgage Company, a subsidiary of Colonial Bank in Alabama, is a mortgage banking company which services approximately $10.6 billion in residential loans and which originates mortgages in 37 states through 6 regional offices. BancGroup's commercial banking loan portfolio is comprised primarily of commercial real estate loans (24%) and residential real estate loans (43%), a significant portion of which is located within the State of Alabama. BancGroup's growth in loans over the past several years has been concentrated in commercial and residential real estate loans.

     BancGroup plans to merge all of its existing subsidiary banks in Florida, Georgia and Tennessee into its Alabama bank subsidiary, Colonial Bank, no later than July 1, 1997. Thereafter, Colonial Bank will conduct business as a single bank subsidiary of BancGroup in the states of Alabama, Florida, Georgia and Tennessee.

PROPOSED AFFILIATE BANKS

     Since December 31, 1996, BancGroup has merged six banking institutions into BancGroup, First Family, Tomoka, Fort Brooke and Jefferson, located in Florida, Bankshares, located in Georgia, and Shamrock, located in Alabama, with aggregate assets and stockholders' equity acquired of $1.1 billion and $82.3 million, respectively. These acquisitions are included in the pro forma statements contained herein.

     See "THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES -- Condensed Pro Forma Statements of Condition (Unaudited)."

     BancGroup has entered into a definitive agreement dated as of March 24, 1997, to acquire First Commerce Banks of Florida, Inc. ("FCC"). FCC is a Florida corporation and is a holding company for First Commerce Bank of Polk County located in Winter Haven, Florida. FCC will merge with BancGroup and following such merger First Commerce Bank of Polk County will merge with BancGroup's Alabama bank subsidiary, Colonial Bank. Based on the market price of BancGroup Common Stock as of March 24, 1997, a total of 685,990 shares of BancGroup Common Stock would be issued to the stockholders of FCC. The actual number of shares of BancGroup Common Stock to be issued in this transaction will depend upon the market value of such Common Stock at the time of the merger, subject to maximum and minimum amounts to be issued. This transaction is subject to, among other things, approval by the stockholders of FCC and approval by appropriate regulatory authorities. At December 31, 1996, FCC has assets of $106.0 million, deposits of $94.8 million and stockholders' equity of $10.6 million.

     BancGroup has entered into a definitive agreement dated as of May 8, 1997, to acquire First Independence Bank of Florida ("First Independence"). First Independence is a Florida bank located in Fort Myers, Florida. First Independence will merge with BancGroup's Alabama bank subsidiary, Colonial Bank. Based on the market price of BancGroup Common Stock as of May 9, 1997, a total of 562,242 shares of BancGroup Common Stock would be issued to the stockholders of First Independence. The actual number of shares of BancGroup Common Stock to be issued in this transaction will depend upon the market value of such Common Stock at the time of the acquisition. This transaction is subject to, among other things, approval by the stockholders of First Independence and approval by appropriate regulatory authorities. At December 31, 1996, First Independence had assets of $62.5 million, deposits of $57.7 million and stockholders' equity of $4.5 million.

VOTING SECURITIES AND PRINCIPAL STOCKHOLDERS

     As of April 30, 1997, BancGroup had issued and outstanding 40,740,357 shares of BancGroup Common Stock with 7,729 stockholders of record. Each such share is entitled to one vote. In addition, as of that date, 1,839,981 shares of BancGroup Common Stock were subject to issue upon exercise of options pursuant to BancGroup's stock option plans and up to 512,800 shares of BancGroup Common Stock were issuable upon conversion of BancGroup's 1986 Debentures. There are currently 100,000,000 shares of BancGroup Common Stock authorized.

     The following table shows those persons who are known to BancGroup to be beneficial owners as of April 30, 1997, of more than five percent of BancGroup's outstanding Common Stock.

                                                                              PERCENTAGE
                                                               COMMON          OF CLASS
NAME AND ADDRESS                                                STOCK       OUTSTANDING(1)
----------------                                              ---------     --------------
Robert E. Lowder(2).........................................  2,888,820(3)       6.78%
  Post Office Box 1108
  Montgomery, AL 36101
James K. Lowder.............................................  2,199,298          5.17%
  Post Office Box 250
  Montgomery, AL 36142
Thomas H. Lowder............................................  2,146,106          5.04%
  Post Office Box 11687
  Birmingham, AL 35202

---------------

(1) Percentages are calculated assuming the issuance of 1,839,981 shares of Common Stock pursuant to BancGroup's stock option plans.
(2) Robert E. Lowder is the brother of James K. and Thomas H. Lowder. Robert E. Lowder disclaims any beneficial ownership interest in the shares owned by his brothers.
(3) Includes 181,020 shares of BancGroup Common Stock subject to options under BancGroup's stock option plans.

SECURITY OWNERSHIP OF MANAGEMENT

     The following table indicates for each director, executive officer, and all executive officers and directors of BancGroup as a group the number of shares of outstanding Common Stock of BancGroup beneficially owned as of April 30, 1997.

                                                                             PERCENTAGE
                                                               COMMON         OF CLASS
NAME                                                            STOCK      OUTSTANDING(1)
----                                                          ---------    --------------
DIRECTORS
Lewis Beville...............................................      1,816        *
Young J. Boozer.............................................     15,256(2)     *
William Britton.............................................     19,616        *
Jerry J. Chesser............................................    147,428        *
Augustus K. Clements, III...................................     18,600        *
Robert S. Craft.............................................     11,994        *
Patrick F. Dye..............................................     37,960(3)     *
Clinton O. Holdbrooks.......................................    280,900(4)     *
D. B. Jones.................................................     20,714(5)     *
Harold D. King..............................................    156,108        *
Robert E. Lowder**..........................................  2,888,820(6)      6.78%
John Ed Mathison............................................     28,454        *
Milton E. McGregor..........................................         --        *

                                                                             PERCENTAGE
                                                               COMMON         OF CLASS
NAME                                                            STOCK      OUTSTANDING(1)
----                                                          ---------    --------------
John C. H. Miller, Jr.......................................     40,480(7)     *
Joe D. Mussafer.............................................     20,264        *
William E. Powell, III......................................     14,352        *
J. Donald Prewitt...........................................    244,940(8)     *
Jack H. Rainer..............................................      2,900        *
Jimmy Rane..................................................         --        *
Frances E. Roper............................................    365,342        *
Simuel Sippial..............................................      2,774        *
Ed V. Welch.................................................     30,454        *
EXECUTIVE OFFICERS WHO ARE NOT ALSO DIRECTORS
Young J. Boozer, III........................................     46,920(9)     *
W. Flake Oakley, IV.........................................     39,458(9)     *
Michelle Condon.............................................     18,586(9)     *
All Executive Officers and Directors as a Group.............  4,454,136(10)     10.46%

---------------

   * Represents less than one percent.
  ** Executive Officer.
 (1) Percentages are calculated assuming the issuance of 1,839,981 shares of Common Stock pursuant to BancGroup's stock option plans.
 (2) Includes 1,000 shares of Common Stock out of 2,000 shares owned by Young J. Boozer, and Young J. Boozer, III EX U/W Phyllis C. Boozer.
 (3) Includes 35,960 shares of Common Stock subject to options exercisable under BancGroup's stock option plans.
 (4) Includes 24,524 shares of Common Stock subject to options under BancGroup's stock option plans, and 78,998 shares over which Mr. Holdbrooks serves as trustee.
 (5) Mr. Jones holds power to vote these shares as trustee.
 (6) These shares include 181,020 shares of Common Stock subject to options under BancGroup's stock option plans. See the table at "Voting Securities and Principal Stockholders."
 (7) Includes 20,000 shares subject to options.
 (8) Includes 61,604 shares subject to stock options.
 (9) Young J. Boozer, III, W. Flake Oakley, IV and Michelle Condon, hold options respecting 25,000, 18,000 and 11,000 shares of Common Stock, respectively, pursuant to BancGroup's stock option plans.
(10) Includes shares subject to options.

MANAGEMENT INFORMATION

     Certain information regarding the biographies of the directors and executive officers of BancGroup, executive compensation and related party transactions is included in BancGroup's Annual Report on Form 10-K for the fiscal year ending December 31, 1996, at items 10, 11, and 13 and is incorporated herein by reference.

                           BUSINESS OF GREAT SOUTHERN

GENERAL

     Great Southern was incorporated on March 21, 1995. As of January 1, 1996, by way of a merger transaction undertaken following the receipt of all requisite regulatory and shareholder approvals, Great Southern acquired all of the outstanding shares of the Bank. Aside from organizational activities and those associated with such acquisition, Great Southern has engaged in no other business activities other than its ownership of the Bank's shares and resulting oversight of its operations.

     The Bank was chartered by the State of Florida as a capital stock commercial bank on December 15, 1988 and commenced operations on April 17, 1989 as a non-member bank of the Federal Reserve System insured by the Federal Deposit Insurance Corporation. The Bank has operated as a traditional commercial financial institution, attracting checking, savings, and money market account deposits from individuals and businesses, and using such deposits to originate commercial and residential real estate loans which are secured by property located primarily in Palm Beach County, Florida. The Bank also originates commercial loans, lines of credit and consumer loans. Its income is primarily derived from interest and fees received in connection with lending activities. Interest on deposits and general administrative expenses are the Bank's major expense items.

     The Bank currently employs 60 individuals and engages in the general business of personal and commercial banking in Palm Beach County communities including Atlantis, Boynton Beach, Hypoluxo, Juno Beach, Jupiter, Lantana, Lake Worth, Palm Beach, Palm Beach Gardens, Riviera Beach, Wellington, Royal Palm Beach, West Palm Beach and unincorporated Palm Beach County. For its primary sources of funds, the Bank relies on personal and business deposits, certificates of deposit and money market deposit accounts. The Bank's primary sources of income include interest and fees earned from residential and commercial mortgage loans, including construction and permanent mortgage loans, secured and unsecured commercial and consumer loans, revolving credit lines, home equity lines of credit and automobile loans.

MARKET AREA

     The Bank's five branch bank offices are located in Palm Beach County, Florida which contains the West Palm Beach-Boca Raton Metropolitan Statistical Area. As of 1996, the latest estimate available, the West Palm Beach-Boca Raton MSA had a population of approximately one million, and is one of the fastest growing regions in the country.

     While changing conditions involving the infrastructure requirements of various geographic locations around the country have limited economic growth and population expansion, the Bank's market area has continued to grow because of the area's ability to attract new residents to its year round climate and its relatively stable economic environment. The major economic base in the Bank's market area includes service, tourism, retail, and real estate development and construction businesses. The Bank believes that its office locations are situated so as to take advantage of the existing and expected economic and demographic growth in the market area.

PROPERTIES

     The Bank's main office is located at 2000 Palm Beach Lakes Boulevard, West Palm Beach in a ten story office building just west of Interstate Highway 95 in the Palm Beach Lakes Boulevard business district. The office is situated northwest of the downtown business district of West Palm Beach, which is also home to the county and city governments. The Bank leases the first floor and portions of the second and eighth floors, totaling 12,061 square feet. The first floor comprises the Bank's main branch. There are three drive-thru lanes and a drive-up ATM. The second floor contains various operations departments. The eighth floor houses the corporate headquarters of Great Southern and the Bank's loan department.

     Management of the Bank believes the location to be convenient to both commercial and individual customers and that such accessibility is a competitive advantage. In addition to its main office, the Bank maintains full-service branch offices at 3100 Lantana Road, Lantana, Florida (13 miles south of the headquarters office), and 10455 Southern Boulevard, Royal Palm Beach, Florida (9 miles southwest of the headquarters). In April 1997, the Bank opened a full-service branch office at 11317 Okeechobee Boulevard, Royal Palm Beach, Florida (10 miles west of the headquarters) and a branch office at 185 East Indiantown Road, Suite 112, Jupiter, Florida (16 miles north of the headquarters). The Jupiter office was approved by the Florida Department of Banking to function as an interim facility while a permanent 3,500 square feet full service branch is under construction during 1997. The Bank owns the land and building on which two of its five branch offices are situated. The new Jupiter Office will be constructed on land owned by the Bank. It leases the Palm Beach Lakes Boulevard, Southern Boulevard and interim Jupiter locations with leases expiring from 1997 to 2001. Most leases contain lease renewal options. In addition, the Bank has a sixth approved branch location at 5750 Okeechobee Boulevard, West Palm Beach under lease, which is anticipated to open during third quarter, 1997.

COMPETITION

     All phases of the Bank's business are highly competitive and subject to severe competitive pressures. The Bank competes with local commercial banks, numerous regional banks, credit unions, and savings and loan associations, many of which have assets, capital and lending limits larger than the Bank. It is one of approximately 34 commercial banks that have 239 offices located in Palm Beach County. The Bank, along with other commercial banks, also competes with respect to its lending activities, as well as in attracting demand deposits, with savings banks, savings and loan associations, insurance companies, regulated small loan companies, credit unions and with the issuers of securities, such as shares in money market funds. Larger institutions have the resources to finance wide ranging advertising campaigns and to allocate their investment assets to products of higher yields and demand. By virtue of their greater total capital, such institutions have substantially higher lending limits than the Bank (legal lending limits to an individual borrower are limited to a percentage of the Bank's total capital). Great Southern expects that if the Merger is consummated these advantages will render the Bank more competitive to benefit its growth and profitability. It will continue to focus on commercial customers, professionals and consumers, because Great Southern management believes these segments offer the greatest concentration of potential business and have historically demonstrated a degree of loyalty in their banking relationships.

PRINCIPAL HOLDERS OF COMMON STOCK

     Great Southern's authorized capital stock consists of 10,000,000 shares of Great Southern Common Stock, par value $0.01, of which 1,590,845 shares are currently issued and outstanding. There are reserved for issuance upon exercise, 140,775 stock options granted under the terms of the Bank's Stock Option Plan, which was assumed by Great Southern.

     The following table sets forth information as of March 31, 1997, regarding the ownership of Great Southern Common Stock by each director and executive officer of Great Southern, by each person known to Great Southern to be the beneficial of more than five percent of the Great Southern Common Stock and by all directors and executive officers as a group. Unless otherwise indicated, all persons shown in the table have sole voting and investment power with regard to the shares shown.

NAME AND POSITION                                                 SHARES           PERCENTAGE
OF BENEFICIAL OWNER                                       BENEFICIALLY OWNED (1)   OWNERSHIP
-------------------                                       ----------------------   ----------
David H. Baker, Director................................          24,192(2)           1.52%
John W. Cheatham, Director..............................          81,760(3)           5.14
Sandy L. Costello, Director.............................          33,592(4)           2.11
Donald H. Cunningham, Director..........................          11,680(5)            .73
Roger H. Dean, Private Investor.........................         121,000              7.60
Abbott B. Gordon, Director..............................          52,030(6)           3.27
J. Russell Greene, President, Director..................          41,250(7)           2.54
Arthur S. Hillbrath, Director...........................          52,150(8)           3.28
Gerald F. Martens, Treasurer............................          24,700(9)           1.53
James A. Schmid, Director...............................          58,200(10)          3.66
C. Robert Stock, Chairman of the Board..................         141,571(11)          8.66
Sally L. Teel, Secretary................................          31,460(12)          1.95
All directors and executive officers as a group (12
  persons, including those names above).................         673,585             39.45%

---------------

 (1) The stock ownership information shown has been furnished to Great Southern by the named persons and group. Beneficial ownership as reported in the table and elsewhere in this Prospectus has been determined in accordance with the Securities and Exchange Commission regulations and includes shares of Great Southern Common Stock which may be acquired within sixty days upon the exercise of outstanding stock options.
 (2) Consists of 6,278 shares owned jointly with his spouse, 14,410 shares held as trustee, and 3,504 shares owned by separate IRAs in the names of his children.
 (3) Consists of 28,520 shares owned jointly with his spouse, 4,840 shares owned by his spouse, and 48,400 shares owned by a company which is owned by him.
 (4) Consists of 8,760 shares owned jointly with his spouse, and 24,832 shares owned by his company's profit sharing trust.
 (5) Consists of shares owned jointly with his spouse.
 (6) Consists of shares owned by his revocable trust.
 (7) Consists of 16,320 shares owned by his IRA, 330 shares held as custodian for a minor child, 400 shares owned by a minor child, and 24,200 shares which he may acquire upon exercise of stock options.
 (8) Includes 6,050 shares owned by a corporation which is owned by him.
 (9) Consists of 500 shares held as custodian for a minor child and 24,200 shares that he may acquire upon exercise of stock options.
(10) Consists of 34,000 shares owned by his trust and 24,200 shares held by him as trustee.
(11) Includes 57,341 shares owned by his IRA, 37,800 shares owned jointly with his spouse, 300 shares owned jointly with a minor child, 2,033 shares owned by a minor child, and 43,975 shares that he may acquire upon exercise of stock options.
(12) Consists of 7,260 shares owned by her IRA and 24,200 shares that she may acquire upon exercise of stock options.

                         ADJOURNMENT OF SPECIAL MEETING

     Approval of the Agreement by Great Southern's shareholders requires the affirmative vote of at least a majority of the total votes eligible to be cast at the Special Meeting. In the event there are an insufficient number of shares of Great Southern Common Stock present in person or by proxy at the Special Meeting to approve the Agreement, Great Southern's Board of Directors intends to adjourn the Special Meeting to a later date provided a majority of the shares present and voting on the motion have voted in favor of such adjournment. The place and date to which the Special Meeting would be adjourned would be announced at the Special Meeting. Proxies voted against the Agreement and abstentions will not be voted to adjourn the Special Meeting. Abstentions and broker non-votes will not be voted on this matter but will not count as "no votes." If it is necessary to adjourn the Special Meeting and the adjournment is for a period of not more than 30 days from the original date of the Special Meeting, no notice of the time and place of the adjourned meeting need be given the shareholders, other than an announcement made at the Special Meeting.

     The effect of any such adjournment would be to permit Great Southern to solicit additional proxies for approval of the Agreement. While such an adjournment would not invalidate any proxies previously filed as long as the record date for the adjourned meeting remained the same, including proxies filed by shareholders voting against the Agreement, an adjournment would afford Great Southern the opportunity to solicit additional proxies in favor of the Agreement.

                                 OTHER MATTERS

     The Board of Directors of Great Southern is not aware of any business to come before the Special Meeting other than those matters described above in this Prospectus. If, however, any other matters not now known should properly come before the Special Meeting, the proxy holders named in the accompanying proxy will vote such proxy on such matters as determined by a majority of the Board of Directors of Great Southern.

             DATE FOR SUBMISSION OF BANCGROUP STOCKHOLDER PROPOSALS

     In order to be eligible for inclusion in BancGroup's proxy solicitation materials for its 1998 annual meeting of stockholders, any stockholder proposal to take action at such meeting must be received at BancGroup's main office at One Commerce Street, Post Office Box 1108, Montgomery, Alabama 36101, no later than 120 calendar days in advance of the date of March 14, 1998.

                                 LEGAL MATTERS

     Certain legal matters regarding the shares of BancGroup Common Stock of BancGroup offered hereby are being passed upon by the law firm of Miller, Hamilton, Snider & Odom, L.L.C., Mobile, Alabama, of which John C. H. Miller, Jr., a director of BancGroup and of Colonial Bank, is a partner. Such firm received fees for legal services performed in 1996 of $1,474,853. John C. H. Miller, Jr. beneficially owns 40,480 shares of Common Stock. Mr. Miller also received employee-related compensation from BancGroup in 1996 of $41,000. Certain legal matters relating to the Merger are being passed upon for Great Southern by the law firm of Smith, Mackinnon, Greeley, Bowdoin & Edwards, P.A., Orlando, Florida.

                                    EXPERTS

     Coopers & Lybrand L.L.P. serves as the independent accountants for BancGroup. The consolidated financial statements of BancGroup as of December 31, 1996 and 1995 and for each of the three years ended December 31, 1996 are incorporated by reference in this Prospectus in reliance upon the report of such firm, given on the authority of that firm as experts in accounting and auditing. It is not expected that a representative of such firm will be present at the Special Meeting.

     Osburn, Henning and Company, P.A. serves as the independent certified public accountants for Great Southern. Great Southern's consolidated financial statements as of December 31, 1996 and 1995 and for each of the three years ended December 31, 1996 are in this Prospectus in reliance upon the report of such firm, are given on the authority of that firm as experts in accounting and auditing. It is not expected that a representative of such firm will be present at the Special Meeting.

     PLEASE SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ACCOMPANYING ENVELOPE AS PROMPTLY AS POSSIBLE. YOU MAY REVOKE THE PROXY BY GIVING WRITTEN NOTICE OF REVOCATION TO THE SECRETARY OF GREAT SOUTHERN PRIOR TO THE SPECIAL MEETING, BY EXECUTING A LATER DATED PROXY AND DELIVERING IT TO THE SECRETARY OF GREAT SOUTHERN PRIOR TO THE SPECIAL MEETING OR BY ATTENDING THE SPECIAL MEETING VOTING IN PERSON.

                    GREAT SOUTHERN BANCORP AND SUBSIDIARIES

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Certified Public Accountants..........  F-2
Consolidated Balance Sheets.................................  F-3
Consolidated Statements of Operations.......................  F-4
Consolidated Statements of Shareholders' Equity.............  F-5
Consolidated Statements of Cash Flows.......................  F-6
Notes to Consolidated Financial Statements..................  F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Shareholders
Great Southern Bancorp and Subsidiary
West Palm Beach, Florida

     We have audited the accompanying consolidated balance sheets of Great Southern Bancorp and Subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Great Southern Bancorp and Subsidiary as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          OSBURN, HENNING AND COMPANY

February 7, 1997, except for
Note 16, as to which the date is
March 6, 1997
Orlando, Florida

                     GREAT SOUTHERN BANCORP AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                                                                     DECEMBER 31,
                                                              ---------------------------
                                                                  1996           1995
                                                              ------------   ------------
                                         ASSETS
Cash and due from banks.....................................  $  6,646,497   $  6,722,594
Federal funds sold and securities purchased under resale
  agreements................................................     2,752,000      7,320,000
                                                              ------------   ------------
          Total Cash and Cash Equivalents...................     9,398,497     14,042,594
Securities available for sale...............................     9,229,760     10,974,377
Securities held to maturity.................................     3,299,443      1,000,000
Loans:
  Commercial, financial and agricultural....................    18,076,621     17,364,350
  Real estate -- construction...............................     2,987,351      3,977,353
  Real estate -- mortgage...................................    65,150,129     53,682,529
  Installment and consumer lines............................     8,242,679      7,276,236
                                                              ------------   ------------
          Total Loans.......................................    94,456,780     82,300,468
  Less: Allowance for loan losses...........................    (1,027,300)    (1,014,838)
        Unearned income.....................................      (262,970)      (255,754)
                                                              ------------   ------------
          Net Loans.........................................    93,166,510     81,029,876
Premises and equipment......................................     2,485,193      1,328,483
Other real estate...........................................        68,000             --
Other assets................................................     1,541,524      1,220,413
                                                              ------------   ------------
          TOTAL ASSETS......................................  $119,188,927   $109,595,743
                                                              ============   ============
                          LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
  Noninterest-bearing demand................................  $ 31,662,852   $ 29,186,522
  Savings, NOW and money market.............................    50,940,035     48,041,659
  Time, under $100,000......................................    13,934,223     13,556,414
  Time, $100,000 and over...................................    11,213,943      8,708,621
                                                              ------------   ------------
          Total Deposits....................................   107,751,053     99,493,216
Securities sold under repurchase agreements.................       875,000        650,000
Other liabilities...........................................       466,653        596,245
                                                              ------------   ------------
          Total Liabilities.................................   109,092,706    100,739,461
Commitments and Contingencies (Note 12)
Shareholders' Equity
  Common stock, $.01 par value, 10,000,000 shares
     authorized, 1,590,845 and 1,542,420 shares issued and
     outstanding, respectively..............................        15,908         15,424
  Additional paid-in capital................................     7,590,694      7,384,576
  Retained earnings.........................................     2,514,230      1,428,303
  Unrealized gain (loss) on securities available for sale...       (24,611)        27,979
                                                              ------------   ------------
          Total Shareholders' Equity........................    10,096,221      8,856,282
                                                              ------------   ------------
          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY........  $119,188,927   $109,595,743
                                                              ============   ============

See notes to consolidated financial statements.

                     GREAT SOUTHERN BANCORP AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                   YEAR ENDED DECEMBER 31,
                                                             ------------------------------------
                                                                1996         1995         1994
                                                             ----------   ----------   ----------
Interest Income
  Interest and fees on loans...............................  $8,190,460   $7,423,801   $5,950,238
  Interest on securities...................................     791,272      948,190      765,053
  Interest on federal funds sold and other cash
     equivalents...........................................     122,734      282,342      195,580
                                                             ----------   ----------   ----------
          Total Interest Income............................   9,104,466    8,654,333    6,910,871
                                                             ----------   ----------   ----------
Interest Expense
  Interest on deposits.....................................   2,955,381    3,138,774    2,195,634
  Interest on short-term borrowings........................      57,007       20,346           --
                                                             ----------   ----------   ----------
          Total Interest Expense...........................   3,012,388    3,159,120    2,195,634
                                                             ----------   ----------   ----------
          Net Interest Income..............................   6,092,078    5,495,213    4,715,237
Provision for Loan Losses..................................     109,903       50,041      170,147
                                                             ----------   ----------   ----------
          Net Interest Income After Provision For Loan
            Losses.........................................   5,982,175    5,445,172    4,545,090
Noninterest Income
  Service charges and fees.................................     694,302      695,296      668,259
  Net gain (loss) on sale of securities....................      10,407        7,270       (7,284)
  Other....................................................     178,325      154,950      121,246
                                                             ----------   ----------   ----------
          Total Noninterest Income.........................     883,034      857,516      782,221
                                                             ----------   ----------   ----------
Noninterest Expense
  Salaries and employee benefits...........................   2,321,151    2,239,732    1,927,183
  Occupancy expenses.......................................     479,337      465,613      446,439
  Equipment expenses.......................................     399,973      386,579      337,321
  Other operating expenses.................................   1,687,890    1,308,377    1,248,481
                                                             ----------   ----------   ----------
          Total Noninterest Expense........................   4,888,351    4,400,301    3,959,424
                                                             ----------   ----------   ----------
          Income Before Income Taxes.......................   1,976,858    1,902,387    1,367,887
Income Taxes...............................................     739,230      740,237      481,352
                                                             ----------   ----------   ----------
          Net Income.......................................  $1,237,628   $1,162,150   $  886,535
                                                             ==========   ==========   ==========
          Net Income Per Share.............................  $      .75   $      .75   $      .59
                                                             ==========   ==========   ==========
          Average Common Shares............................   1,652,151    1,542,420    1,506,176
                                                             ==========   ==========   ==========

See notes to consolidated financial statements.

                     GREAT SOUTHERN BANCORP AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                            UNREALIZED
                                                                                            GAIN (LOSS)
                                              COMMON STOCK        ADDITIONAL                    ON
                                          ---------------------    PAID-IN      RETAINED    SECURITIES
                                           SHARES     PAR VALUE    CAPITAL      EARNINGS     FOR SALE
                                          ---------   ---------   ----------   ----------   -----------
Balance December 31, 1993...............  1,184,128    $11,841    $5,377,458   $  889,689    $      --
  10% stock dividend....................    127,462      1,275       712,512     (713,787)
  Issuance of common shares at $5.63....     90,610        906       499,724           --
  Transfer..............................         --         --         1,784       (1,784)
  Establishment of unrealized loss on
     securities available for sale, net
     of income tax......................         --         --            --           --     (204,107)
Net income for the year ended December
  31, 1994..............................         --         --            --      886,535
                                          ---------    -------    ----------   ----------    ---------
Balance December 31, 1994...............  1,402,200     14,022     6,591,478    1,060,653     (204,107)
  10% stock dividend....................    140,220      1,402       793,098     (794,500)          --
  Net income for year ended December 31,
     1995...............................         --         --            --    1,162,150           --
  Change in unrealized loss on
     securities available for sale, net
     income of tax......................         --         --            --           --      232,086
                                          ---------    -------    ----------   ----------    ---------
Balance December 31, 1995...............  1,542,420     15,424     7,384,576    1,428,303       27,979
  Net increase from resale of
     dissenters' shares in subsidiary...         --         --         6,607           --           --
  Exercise of stock options @ $4.13 per
     share..............................     48,425        484       199,511           --           --
  Cash dividends........................         --         --            --     (151,701)          --
  Net income for year ended December 31,
     1996...............................         --         --            --    1,237,628           --
  Change in unrealized gain on
     securities available for sale, net
     of income tax......................         --         --            --           --      (52,590)
                                          ---------    -------    ----------   ----------    ---------
Balance December 31, 1996...............  1,590,845    $15,908    $7,590,694   $2,514,230    $ (24,611)
                                          =========    =======    ==========   ==========    =========

See notes to consolidated financial statements.

                     GREAT SOUTHERN BANCORP AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 YEAR ENDED DECEMBER 31,
                                                        -----------------------------------------
                                                            1996          1995           1994
                                                        ------------   -----------   ------------
Operating Activities
  Net income..........................................  $  1,237,628   $ 1,162,150   $    886,535
  Adjustments to reconcile net income to cash provided
     by operating activities:
     Provision for loan losses........................       109,903        50,041        170,147
     Recoveries on loans previously charged off.......        25,651        97,729        117,400
     Provision for other real estate owned............            --        81,547         41,000
     Depreciation and amortization....................       379,502       392,970        329,958
     Deferred tax provision (benefit).................         9,210       (19,763)       (30,000)
     Net (gain) loss on sale of securities............       (10,407)       (7,270)         7,284
     Security premium or discounts -- net.............       (11,576)      (35,450)        (7,518)
     Loss on abandonment of leasehold improvements....        73,243            --             --
  Changes in year-end balances of:
     Interest receivable..............................        12,099       (43,839)      (278,467)
     Interest payable.................................        44,216       (59,808)        88,761
     Other accounts -- net............................      (497,287)     (195,692)       173,255
                                                        ------------   -----------   ------------
          Net Cash Provided By Operating Activities...     1,372,182     1,422,615      1,498,355
                                                        ------------   -----------   ------------
Investing Activities
  Purchases of securities available for sale..........    (8,807,050)   (6,906,363)   (24,603,328)
  Purchases of securities held to maturity............    (2,299,213)   (1,000,000)            --
  Proceeds from sales of securities available for
     sale.............................................     6,989,313    13,428,480     11,142,908
  Proceeds from securities maturities and principal
     collections......................................     3,500,000     4,506,328      1,844,178
  Net increase in loans...............................   (12,340,188)   (9,796,290)    (5,177,099)
  Increase in premises and equipment..................    (1,596,879)     (396,188)      (449,052)
  Proceeds from sales of other real estate............            --       718,844        179,000
                                                        ------------   -----------   ------------
          Net Cash Provided By (Used In) Investing
            Activities................................   (14,554,017)      554,811    (17,063,393)
                                                        ------------   -----------   ------------
Financing Activities
  Net increase in deposits............................     8,257,837       389,101     15,631,540
  Increase in repurchase agreements...................       225,000       650,000             --
  Net proceeds from sale of common stock..............       206,602            --        500,630
  Dividends...........................................      (151,701)           --             --
                                                        ------------   -----------   ------------
          Net Cash Provided By Financing Activities...     8,537,738     1,039,101     16,132,170
                                                        ------------   -----------   ------------
          Increase (decrease) in Cash and Cash
            Equivalents...............................    (4,644,097)    3,016,527        567,132
          Cash and Cash Equivalents:
            Beginning of year.........................    14,042,594    11,026,067     10,458,935
                                                        ------------   -----------   ------------
            End of Year...............................  $  9,398,497   $14,042,594   $ 11,026,067
                                                        ============   ===========   ============

See notes to consolidated financial statements.

                     GREAT SOUTHERN BANCORP AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) ORGANIZATIONAL BACKGROUND

     Organization. Great Southern Bank (the Bank) was incorporated on December 15, 1988 in the State of Florida and commenced operations under a state charter April 17, 1989. The Bank conducts its business from its main office in West Palm Beach, Florida and three branches throughout Palm Beach County. Effective January 1, 1996, the Bank became a wholly-owned subsidiary of its newly-formed parent bank holding company, Great Southern Bancorp (the Company). This change in ownership was effected through the conversion of each share of Bank stock into two shares of equivalent value Company stock. This change has been accounted for as a combination of interests under common control in a manner similar to a pooling of interests. Accordingly, the shareholders' equity accounts have been restated to give effect to the new par value and number of shares outstanding as though the Company existed as of the earliest date shown, December 31, 1993.

(2) SIGNIFICANT ACCOUNTING POLICIES

SECURITIES

     Securities Available for Sale. Securities which are used for asset/liability, liquidity, and other funds management purposes are classified as securities available for sale. These securities have indefinite holding periods and are accounted for on a fair value basis with market adjustments charged or credited directly to shareholders' equity, net of any associated income tax effect.

     Securities Held to Maturity. Securities which the Bank has the intent and ability to hold to maturity are classified as securities held to maturity. These securities are stated at cost, adjusted for amortization of premiums and accretion of discounts.

     Amortization and accretion of premiums and discounts are recognized as adjustments to interest income. Realized gains and losses are recognized using the specific identification method.

LOANS AND ALLOWANCE FOR LOAN LOSSES. Loans are stated at the amount of unpaid principal, reduced by an allowance for loan losses and by unearned loan income. Interest on substantially all loans is calculated by using the simple interest method on daily balances of the principal amounts outstanding except for those classified as nonaccrual loans. The accrual of interest is discontinued when future collection of principal or interest in accordance with the contractual terms may be doubtful.

     The allowance for loan losses is established through a provision for loan losses charged against operations. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans, past loan loss experience and other factors.

     Loan fees, net of origination costs, are capitalized and amortized as yield adjustments over the respective loan terms using a method which does not differ materially from the interest method. Interest and fees on loans includes loan fees recognized as yield adjustments of $72,300, $84,990 and $71,199 in 1996, 1995 and 1994, respectively.

PREMISES AND EQUIPMENT. Premises and equipment are stated at cost less allowances for depreciation and amortization. Depreciation is computed on the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expenses as incurred. Gains and losses on dispositions are reflected in operations.

OTHER REAL ESTATE. Other real estate is carried at the lower of fair value, less estimated costs to sell, or cost. Gain or loss upon sale is recorded in current operations.

                     GREAT SOUTHERN BANCORP AND SUBSIDIARY

INCOME TAXES. The Company uses the liability method of accounting for income taxes. This method requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

CASH FLOW INFORMATION. For purposes of the statements of cash flows, the Company considers cash and due from banks, federal funds sold and reverse repurchase agreements as cash and cash equivalents. Cash paid for interest and income taxes was approximately $3,057,000 and $880,000, respectively, during 1996, $3,219,000 and $693,000, respectively, during 1995 and $2,107,000 and
$177,000, respectively, during 1994.

NET INCOME PER SHARE. Stock dividends have been afforded retroactive recognition to the earliest year presented, as has the January 1, 1996 two for one stock exchange of the Company's shares for Bank shares. Net income per share is based on the average number of common shares outstanding and any dilutive common stock equivalent for each period using the treasury stock method. Fully diluted per share data are not materially different from the primary per share data presented.

RECLASSIFICATIONS. Certain accounts and captions for 1995 and 1994 have been changed from that originally presented to conform to the 1996 presentations.

(3) SECURITIES

     Amortized cost and estimated fair value of securities available for sale are as follows:

                                                       DECEMBER 31, 1996
                                  -----------------------------------------------------------
                                     U.S.         U.S.       STATE,
                                   TREASURY    GOVERNMENT   COUNTY, &
                                  SECURITIES    AGENCIES    MUNICIPAL    OTHER       TOTAL
                                  ----------   ----------   ---------   --------   ----------
Amortized cost..................  $2,987,369   $5,617,136   $300,000    $364,950   $9,269,455
Gross unrealized:
  Gains.........................       5,991           --         --          --        5,991
  Losses........................      (9,915)     (35,294)      (477)         --      (45,686)
                                  ----------   ----------   --------    --------   ----------
Estimated fair value............  $2,983,445   $5,581,842   $299,523    $364,950   $9,229,760
                                  ==========   ==========   ========    ========   ==========

                                                         DECEMBER 31, 1995
                                          ------------------------------------------------
                                             U.S.         U.S.
                                           TREASURY    GOVERNMENT
                                          SECURITIES    AGENCIES     OTHER        TOTAL
                                          ----------   ----------   --------   -----------
Amortized cost..........................  $6,996,298   $3,590,118   $343,550   $10,929,966
Gross unrealized:
  Gains.................................      37,901       10,967         --        48,868
  Losses................................          --       (4,457)        --        (4,457)
                                          ----------   ----------   --------   -----------
Estimated fair value....................  $7,034,199   $3,596,628   $343,550   $10,974,377
                                          ==========   ==========   ========   ===========

                     GREAT SOUTHERN BANCORP AND SUBSIDIARY

     Amortized cost and estimated fair value of securities held to maturity are as follows:

                                                                DECEMBER 31,
                                       --------------------------------------------------------------
                                                       1996                            1995
                                       ------------------------------------   -----------------------
                                         U. S.        STATE,                     U.S.
                                       GOVERNMENT    COUNTY &                 GOVERNMENT
                                        AGENCIES    MUNICIPAL      TOTAL       AGENCIES      TOTAL
                                       ----------   ----------   ----------   ----------   ----------
Amortized cost.......................  $2,028,944   $1,270,500   $3,299,443   $1,000,000   $1,000,000
Gross unrealized:
  Gains..............................         728           --          729        5,000        5,000
  Losses.............................      (6,252)     (30,353)     (36,605)          --           --
                                       ----------   ----------   ----------   ----------   ----------
Estimated fair value.................  $2,023,420   $1,240,147   $3,263,567   $1,005,000   $1,005,000
                                       ==========   ==========   ==========   ==========   ==========

     The amortized cost and estimated fair value of securities at December 31, 1996, by contractual maturity, are shown below:

                                              SECURITIES                 SECURITIES
                                          AVAILABLE FOR SALE          HELD TO MATURITY
                                        -----------------------    -----------------------
                                        AMORTIZED    ESTIMATED     AMORTIZED    ESTIMATED
                                           COST      FAIR VALUE       COST      FAIR VALUE
                                        ----------   ----------    ----------   ----------
Due in:
  One year or less....................  $  500,610   $  502,580    $   90,749   $   90,540
  After one through five years........   7,906,989    7,867,700     1,489,132    1,482,603
  After five through ten years........     496,906      494,530     1,719,562    1,690,424
  Mortgage-backed securities/other....     364,950      364,950            --           --
                                        ----------   ----------    ----------   ----------
                                        $9,269,455   $9,229,760    $3,299,443   $3,263,567
                                        ==========   ==========    ==========   ==========

     Proceeds from the sale of securities available for sale were $6,989,313, $13,428,480 and $11,142,908 in 1996, 1995 and 1994, respectively. Gross realized gains on such sales were $23,753, $90,639 and $42,124 and gross realized losses were $13,346, $83,369 and $49,408 in 1996, 1995 and 1994, respectively. Interest on securities in 1996 includes tax exempt interest of $52,463.

     At December 31, 1996, U. S. Treasury and Government agency securities with an amortized cost of $4,624,701 and estimated fair value of $4,602,477 were pledged to collateralize, in part, public funds of $8,807,000, repurchase agreements of $875,000, and other deposits.

(4) ALLOWANCE FOR LOAN LOSSES AND NON-PERFORMING ASSETS

     Activity in the allowance for loan losses account was as follows:

                                                         1996         1995        1994
                                                      ----------   ----------   --------
Balance beginning of year...........................  $1,014,838   $  935,000   $706,319
Provision...........................................     109,903       50,041    170,147
Recoveries..........................................      25,651       97,729    117,400
Charge-offs.........................................    (123,092)     (67,932)   (58,866)
                                                      ----------   ----------   --------
          Balance At End Of Year....................  $1,027,300   $1,014,838   $935,000
                                                      ==========   ==========   ========

     The Company had loans on which the accrual of interest had been discontinued of approximately $218,000 and $500,000 at December 31, 1996 and December 31, 1994, respectively. There were no nonaccrual loans at December 31, 1995. Foregone interest on all nonaccrual loans during 1996, 1995 and 1994 was insignificant.

                     GREAT SOUTHERN BANCORP AND SUBSIDIARY

(5) PREMISES AND EQUIPMENT

     Premises and equipment were comprised of the following components at December 31:

                                                                 1996          1995
                                                              -----------   ----------
Land and improvements.......................................  $   583,239   $  229,292
Buildings...................................................      548,994           --
Equipment and furnishings...................................    1,934,252    1,712,550
Leasehold improvements......................................      291,115      530,660
Software....................................................      264,318      219,433
Construction in progress....................................      263,992       89,170
                                                              -----------   ----------
                                                                3,885,910    2,781,105
Less accumulated depreciation...............................   (1,400,717)  (1,452,622)
                                                              -----------   ----------
                                                              $ 2,485,193   $1,328,483
                                                              ===========   ==========

     Depreciation and amortization charged against operations was $366,926, $392,970 and $329,958 in 1996, 1995 and 1994, respectively.

(6) DEPOSITS AND SHORT-TERM BORROWINGS

     Deposits. At December 31, 1996, the scheduled maturities of time certificates of deposit are as follows:

                                                              (IN THOUSANDS)
1997........................................................     $18,765
1998........................................................       5,848
1999 and thereafter.........................................         535

     Short-Term Borrowings. In addition to the occasional purchase of federal funds, the Bank has a daily repurchase agreement with one of its deposit customers. The highest balance of the repurchase agreement during 1996 and 1995 was $1.6 million and $1.4 million, respectively. Average balances during 1996 and 1995 were $1,203,000 and $306,000. Interest is based generally on the Federal Funds rate less 75 basis points.

(7) EMPLOYEE BENEFIT PLANS

     Stock Option Plan. The Company has reserved 242,000 shares for issuance under its stock option plan. The plan was adopted in 1989 by the Bank, and covers several key officers of the Bank and the Company. The options vest immediately upon grant and expire in 1999 if not exercised. The grant price of all options granted to date has been based on the fair value of a share of stock at the grant date (deemed to be equal to the then-book value). Administration of the plan rests with the Stock Option Committee of the Board of Directors of the Company.

     The following table reflects certain activity and balances of options at and for the years ending December 31, 1996, 1995 and 1994:

                                                              1996                   1995                   1994
                                                      --------------------   --------------------   --------------------
                                                                 WEIGHTED               WEIGHTED               WEIGHTED
NUMBER OF OPTIONS                                     NUMBER    AVG. PRICE   NUMBER    AVG. PRICE   NUMBER    AVG. PRICE
-----------------                                     -------   ----------   -------   ----------   -------   ----------
Outstanding January 1...............................  189,200     $4.33      145,200     $4.13      121,000     $4.13
Granted during year.................................       --        --       44,000     $4.99       24,200     $4.13
Exercised during year...............................  (48,425)    $4.13           --        --           --        --
                                                      -------                -------                -------
Outstanding December 31.............................  140,775     $4.40      189,200     $4.33      145,200     $4.13
                                                      =======                =======                =======

     At December 31, 1996, all options are exercisable and bear an exercise price less than the December 31, 1996 book value of $6.35 (before exercise of any options). The weighted average price of the options

                     GREAT SOUTHERN BANCORP AND SUBSIDIARY
outstanding at December 31, 1996 is $4.40 per option. The remaining contractual life at December 31, 1996 is three years.

     The Company has adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No.123) issued in October, 1995. As permitted by the provisions of SFAS No. 123, the Company applies APB Opinion 25 and related interpretations in accounting for its stock option plan and, accordingly, does not recognize compensation costs. The Company has based the fair value of the 1995 options, in part, on the value recently offered for its shares by an outside party (approximately $13.00 per share). If the Company had elected to recognize compensation cost for options granted in 1995 and 1996, 1995 pro forma net income would have been approximately $1,034,000, or $.67 per share, and 1996 pro forma net income would have been $1,065,000, or $.64 per share.

     The aggregate value of the shares underlying the options outstanding at December 31, 1996 is $1,837,000 compared to an aggregate exercise price of $619,000.

     401(k) Plan. During 1991, the Bank established a 401(k) plan for all eligible employees who have completed at least one year of service and have attained the age of 21. The Bank presently matches 75% of the employee's contribution to the plan up to 4% of the employee's salary. The Bank also has discretion to contribute additional amounts as approved by the Board of Directors. During the years ended December 31, 1996, 1995 and 1994, the Bank made matching contributions of approximately $40,000, $32,000 and $51,000, respectively.

(8) OTHER OPERATING EXPENSES

     Components of other operating expense that individually exceeded $75,000 in any of the three years ending December 31, 1996 are as follows:

                                                           1996       1995       1994
                                                         --------   --------   --------
Legal and professional.................................  $510,337   $209,740   $213,255
Data processing........................................   212,266    159,776    165,334
Stationery and supplies................................   113,965    132,930    103,373
Insurance..............................................    83,584     62,696     59,332
Regulatory fees........................................    27,622    135,394    203,857
Other real estate expense..............................     3,501     99,059     64,972

(9) INCOME TAXES

     Tax expense (benefit) consists of the following components:

                                                           1996       1995       1994
                                                         --------   --------   --------
Provision for federal income taxes:
  Current..............................................  $655,520   $675,000   $460,217
  Deferred.............................................     8,300     (2,000)   (27,000)
                                                         --------   --------   --------
          Total........................................   663,820    673,000    433,217
Provision for state income taxes:
  Current..............................................    74,500     85,000     51,135
  Deferred.............................................       910    (17,763)    (3,000)
                                                         --------   --------   --------
          Total........................................    75,410     67,237     48,135
                                                         --------   --------   --------
Total provision........................................  $739,230   $740,237   $481,352
                                                         ========   ========   ========

                     GREAT SOUTHERN BANCORP AND SUBSIDIARY

     The difference between recorded income taxes and the amount derived by application of the statutory federal rate of 34% is due to the following:

                                                           1996       1995       1994
                                                         --------   --------   --------
Tax provisions at statutory rate.......................  $672,132   $646,812   $465,082
Increase (decrease) resulting from:
  Tax-exempt interest..................................   (17,561)        --         --
  Disallowed interest deductions.......................     1,756         --         --
  State income tax, net of federal benefit.............    50,080     56,100     30,749
  Non-deductible expense...............................     5,275      6,091      3,190
  Other................................................    27,548     31,234    (17,669)
                                                         --------   --------   --------
                                                         $739,230   $740,237   $481,352
                                                         ========   ========   ========

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities and their respective tax bases. Significant components and the resultant deferred tax assets and liabilities at December 31, 1996 and 1995 are as follows:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1996       1995
                                                              --------   --------
Deferred tax assets:
  Excess book loan loss provisions..........................  $266,200   $259,000
  Basis difference of property and equipment................    15,500     27,000
  Deferred loan fees........................................        --      1,300
  Accrued compensation......................................    15,900         --
  Other items...............................................        48         58
                                                              --------   --------
                                                               297,648    287,358
Deferred tax liabilities:
  Deferred loan fees........................................    19,500         --
                                                              --------   --------
                                                               278,148    287,358
Deferred tax attributable to unrealized gain or loss on
  securities available for sale.............................    15,084    (16,432)
                                                              --------   --------
          Net Deferred Tax Asset............................  $293,232   $270,926
                                                              ========   ========

     The Company and the Bank have entered into a tax sharing agreement under which intercompany settlements of tax due from the Bank equal the amount that would have been paid by the Bank, had it filed an income tax return as a separate entity.

(10) LOANS TO RELATED PARTIES

     Certain officers and directors of the Company or the Bank, and companies in which they held a 10 percent or more beneficial ownership, were indebted (or, in some cases, guaranteed loans) to the Bank as follows:

                                                                 1996          1995
                                                              ----------    ----------
Balance January 1...........................................  $1,429,000    $1,630,000
New loans and advances......................................     989,000       643,000
Repayments (excluding renewals).............................    (766,000)     (844,000)
                                                              ----------    ----------
Balance December 31.........................................  $1,652,000    $1,429,000
                                                              ==========    ==========

                     GREAT SOUTHERN BANCORP AND SUBSIDIARY

     The loans summarized above were made in the normal course of business at prevailing interest rates and terms.

(11) DIVIDEND RESTRICTIONS

     The Company's ability to pay dividends is dependent on the Bank's profitability and ability to pay dividends to the Company. The Bank's ability to pay cash dividends is limited by applicable banking statutes as to the amount of dividends it may pay in any given year. Such restrictions generally limit dividends to an amount not exceeding net income for the current and two preceding years, less dividends paid in those years. At December 31, 1996, the Bank would be permitted to pay dividends to the Company of up to approximately $2,000,000.

(12) COMMITMENTS AND CONTINGENCIES

     Financial Instruments With Off-Balance-Sheet Risk. The financial statements do not reflect various commitments and contingent liabilities that arise in the normal course of business to meet the financing needs of customers. These include commitments to extend credit and honor stand-by letters of credit. These instruments involve, to varying degrees, elements of credit, interest rate and liquidity risks in excess of amounts reflected in the balance sheets. The extent of the Company's and its bank subsidiary's involvement in these commitments or contingent liabilities is expressed by the contractual, or notional, amounts of the instruments.

     Commitments to extend credit, which amount to $11,750,000 and $10,381,000 at December 31, 1996 and 1995, respectively, represent legally binding agreements to lend to customers with fixed expiration dates or other termination clauses. Since many commitments are expected to expire without being funded, committed amounts do not necessarily represent future liquidity requirements. The amount of collateral obtained, if any, is based on management's credit evaluation in the same manner as though an immediate credit extension were to be granted.

     Stand-by letters of credit are conditional commitments issued by the Bank guaranteeing the performance of a customer to a third party. The decision whether to guarantee such performance and the extent of collateral requirements are made considering the same factors as are considered in credit extension. The Bank had $1,262,000 and $1,537,000 outstanding on stand-by letters of credit at December 31, 1996 and 1995, respectively.

     The Company expects no significant losses to be realized in the performance of its obligations under any of the above instruments.

     Concentrations of Credit Risk. The Bank originates residential and commercial real estate loans, and other consumer and commercial loans primarily in the West Palm Beach and Lantana, Florida areas. In addition, the Bank occasionally purchases loans, primarily in Florida. Although the Bank has a diversified loan portfolio, a substantial portion of its borrowers' ability to repay their loans is dependent upon economic conditions in the Bank's market area.

     Leases. The Bank leases its headquarters and its branch facilities under leases which have been accounted for as operating leases. The leases provide for initial terms ranging from five to seven years and generally contain renewal options and provide for cost of living increases based on various indices. Rent included in occupancy expense for the years ended December 31, 1996, 1995 and 1994 was approximately $277,000, $282,000 and $289,000, respectively.

                     GREAT SOUTHERN BANCORP AND SUBSIDIARY

     As of December 31, 1996, future minimum lease payments on noncancelable leases were as follows:

                            YEAR                               AMOUNT
                            ----                              --------
1997........................................................  $234,206
1998........................................................   234,206
1999........................................................    42,123

     New Branch Facilities. At December 31, 1996, the Bank has contracted to purchase land for $450,000 on which to construct a bank branch facility for occupancy in 1997. As of December 31, 1996, the Bank has also contracted for construction contracts for Bank facilities on land already owned.

     Use of Estimates in Preparation of Financial Statements. The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. For the Bank, such estimates significantly affect the amount at which the allowance for loan losses is carried, the amount of the deferred tax assets that are dependent upon future taxable income and the likelihood and timing of realization of such assets, the fair value of financial instruments discussed in Note 13, the value that will ultimately be attributed to the Company's stock options, the value of the Company's stock at various dates, and other factors and amounts entering into the preparation of the financial statements. All such estimates relate to unsettled transactions and events as of the date of the financial statements and, accordingly, upon settlement it is likely that actual amounts will differ from currently estimated amounts.

     Employment Contracts. The Bank has an employment agreement with its chief executive officer and three other members of senior management. Under these agreements, the Bank is required to pay stipulated annual salary amounts and certain other benefits to the officers upon death or disability, termination for other than cause or change in control of the Bank.

     Litigation. The Bank has been party to certain litigation over the past several years where another financial institution claimed the right to the Bank's name. The suit asked for the use of the Bank's name, lost profits and other remedies. Although management and the Board of Directors continue to consider these claims totally without merit, they agreed in December, 1996 to settle this suit in order to eliminate increasing defense costs. Under the settlement agreement, the Bank was permitted to retain its name and conduct its business as though the litigation had never existed. The total costs of settlement and defense charged to 1996 operations was approximately $274,000.

(13) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The table which follows shows the estimated fair value and the related carrying amounts of the Company's financial instruments at December 31, 1996.

     For purposes of this disclosure, the estimated fair value for cash and cash equivalents is considered to approximate their carrying amounts. The estimated fair value for securities is based on quoted market values for the individual or equivalent securities. The estimated fair value for loans is based on interest rates the Bank would have charged borrowers at December 31, 1996 for similar loans, maturities and terms.

     The estimated fair value for demand and savings deposits is based on their carrying amount. The estimated fair value for time deposits is based on rates the Bank offered at December 31, 1996 for deposits of similar remaining maturities. The estimated fair value for other financial instruments and off-balance-sheet loan commitments are considered to approximate carrying amounts at December 31, 1996. Assets and liabilities not defined as financial instruments, such as premises and equipment, are excluded from these disclosures.

                     GREAT SOUTHERN BANCORP AND SUBSIDIARY

                                                              CARRYING    ESTIMATED
                                                               AMOUNT     FAIR VALUE
                                                              --------    ----------
                                                                  (IN THOUSANDS)
Financial Assets
  Cash and cash equivalents.................................  $ 9,398      $ 9,398
  Securities available for sale.............................    9,230        9,230
  Securities held to maturity...............................    3,299        3,264
  Loans.....................................................   94,194       94,913
Financial Liabilities
  Demand and Savings Deposits...............................  $82,603      $82,603
  Time Deposits.............................................   25,148       25,165
  Repurchase agreements.....................................      875          875

     Non-financial instruments typically not recognized in the financial statements nevertheless may have value but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the earnings potential of loan servicing rights, customer goodwill, and similar items.

     While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that, were the Bank to have disposed of such items at December 31, 1996, the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at December 31, 1996 should not necessarily be considered to apply at subsequent dates.

(14) REGULATORY MATTERS

     The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). If such minimum amounts and ratios are met, the Bank is considered "adequately capitalized". If a bank exceeds the requirements of "adequately capitalized", and meets even more stringent minimum standards, it is considered "well capitalized". Management believes as of December 31, 1996 and 1995, the Bank meets all capital adequacy requirements to which it is subject.

     As of December 31, 1996, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. The table below shows the Total and Tier I risk-based capital and ratios, the Tier I leverage ratios of the Bank at December 31, 1996 and 1995, and the minimum amounts and ratios needed to maintain the

                     GREAT SOUTHERN BANCORP AND SUBSIDIARY
definition of "well capitalized". There are no conditions or events since that notification that management believes have changed the institution's category.

                                                                                 MINIMUM AMOUNT
                                                                                       AND
                                                                                 RATIO TO REMAIN
                                                                 ACTUAL         WELL CAPITALIZED
                                                            ----------------    -----------------
                                                            AMOUNT     RATIO    AMOUNT     RATIO
                                                            -------    -----    -------    ------
                                                              (THOUSANDS)          (THOUSANDS)
As of December 31, 1996:
  Total Capital:
     Consolidated.........................................  $11,098    12.2%     $9,128     10.0%
     Subsidiary Bank......................................   10,943    12.0       9,128     10.0
  Tier I Capital:
     Consolidated.........................................   10,071    11.0       5,477      6.0
     Subsidiary Bank......................................    9,915    10.9       5,477      6.0
  Tier I Leverage:
     Consolidated.........................................   10,071     8.9       5,661      5.0
     Subsidiary Bank......................................    9,915     8.8       5,651      5.0
As of December 31, 1995:
  Total Capital:
     Consolidated.........................................  $ 9,839    12.5%     $7,860     10.0%
     Subsidiary Bank......................................    9,839    12.5       7,860     10.0
  Tier I Capital:
     Consolidated.........................................    8,856    11.3       4,516      6.0
     Subsidiary Bank......................................    8,856    11.3       4,516      6.0
  Tier I Leverage:
     Consolidated.........................................    8,856     8.4       5,295      5.0
     Subsidiary Bank......................................    8,856     8.4       5,295      5.0

(15) COMPANY-ONLY CONDENSED FINANCIAL STATEMENTS

     Balance Sheet

                                                              DECEMBER 31, 1996
                                                              -----------------
                                    ASSETS
  Cash......................................................     $   215,375
  Investment in bank subsidiary.............................       9,890,817
  Organizational costs -- net...............................          50,301
  Other assets..............................................           3,813
                                                                 -----------
          Total assets......................................     $10,160,306
                                                                 ===========

                     LIABILITIES AND SHAREHOLDERS' EQUITY
  Other liabilities.........................................     $    64,085
  Shareholders' equity......................................      10,096,221
                                                                 -----------
          Total liabilities and shareholders' equity........     $10,160,306
                                                                 ===========

                     GREAT SOUTHERN BANCORP AND SUBSIDIARY

                                                                 YEAR ENDED
                                                              DECEMBER 31, 1996
                                                              -----------------
     Statement of Operations
Income from subsidiary:
  Dividends.................................................     $  364,242
  Interest..................................................          3,910
                                                                 ----------
                                                                    368,152
Other income................................................            300
                                                                 ----------
                                                                    368,452
                                                                 ----------
Expenses:
  Amortization..............................................         12,576
  Legal and professional....................................          2,710
  Interest..................................................            801
  Other.....................................................          5,675
  Income tax benefit........................................         (3,814)
                                                                 ----------
                                                                     17,948
                                                                 ----------
          Income before undistributed income of
           subsidiary.......................................        350,504
Equity in undistributed income of subsidiary................        887,124
                                                                 ----------
          Net income........................................     $1,237,628
                                                                 ==========

     Statement of Cash Flows

OPERATING ACTIVITIES
Net income..................................................     $1,237,628
Adjustments to reconcile net income to cash provided by
  operating activities:
  Amortization of organizational costs......................         12,576
  Undistributed income of subsidiary........................       (887,124)
Change in year-end balances of:
  Organizational costs......................................        (62,877)
  Income tax receivable.....................................         (3,814)
  Other liabilities.........................................         64,085
                                                                 ----------
  Net cash provided by operating activities.................        360,474
                                                                 ----------
INVESTING ACTIVITIES
Contribution to capital of subsidiary.......................       (200,000)
                                                                 ----------
  Net cash used in investing activities.....................       (200,000)
                                                                 ----------
FINANCING ACTIVITIES
Net proceeds from sale of common stock......................     $  206,602
Dividends...................................................       (151,701)
                                                                 ----------
  Net cash provided by financing activities.................         54,901
                                                                 ----------
  Increase in cash..........................................        215,375
  Cash at beginning of year.................................             --
                                                                 ----------
  Cash at December 31, 1996.................................     $  215,375
                                                                 ==========

                     GREAT SOUTHERN BANCORP AND SUBSIDIARY

(16) POTENTIAL SALE

     Subsequent to December 31, 1996, the Company was approached by a prospective buyer, where the buyer offered to exchange shares of its common stock equating to $13.05 per share for each share of the Company's stock, and assume the existing outstanding options for the Company's stock by use of the same exchange ratio. In addition, the buyer would settle the severance aspect of the employment agreements discussed in Note 12 as a part of the purchase. On March 6, 1997, the parties entered into a definitive agreement to this effect.

                                                                      APPENDIX A

                          AGREEMENT AND PLAN OF MERGER

                                 BY AND BETWEEN

                         THE COLONIAL BANCGROUP, INC.,

                                      AND

                             GREAT SOUTHERN BANCORP

                                  DATED AS OF

                                 MARCH 6, 1997

                               TABLE OF CONTENTS

                                                                         PAGE
                                                                         ----
ARTICLE 1 -- NAME
  1.1      Name........................................................   A-1
ARTICLE 2 -- MERGER -- TERMS AND CONDITIONS
  2.1      Applicable Law..............................................   A-1
  2.2      Corporate Existence.........................................   A-1
  2.3      Articles of Incorporation and Bylaws........................   A-1
  2.4      Resulting Corporation's Officers and Board..................   A-2
  2.5      Stockholder Approval........................................   A-2
  2.6      Further Acts................................................   A-2
  2.7      Effective Date and Closing..................................   A-2
  2.8      Subsidiary Bank Merger......................................   A-2
ARTICLE 3 -- CONVERSION OF ACQUIRED CORPORATION STOCK
  3.1      Conversion of Acquired Corporation Stock....................   A-2
  3.2      Surrender of Acquired Corporation Stock.....................   A-3
  3.3      Fractional Shares...........................................   A-3
  3.4      Adjustments.................................................   A-4
  3.5      BancGroup Stock.............................................   A-4
  3.6      Dissenting Rights...........................................   A-4
ARTICLE 4 -- REPRESENTATIONS, WARRANTIES AND COVENANTS OF BANCGROUP
  4.1      Organization................................................   A-4
  4.2      Capital Stock...............................................   A-4
  4.3      Financial Statements; Taxes.................................   A-4
  4.4      No Conflict with Other Instrument...........................   A-5
  4.5      Absence of Material Adverse Change..........................   A-5
  4.6      Approval of Agreements......................................   A-5
  4.7      Tax Treatment...............................................   A-6
  4.8      Title and Related Matters...................................   A-6
  4.9      Subsidiaries................................................   A-6
  4.10     Contracts...................................................   A-6
  4.11     Litigation..................................................   A-6
  4.12     Compliance..................................................   A-7
  4.13     Registration Statement......................................   A-7
  4.14     SEC Filings.................................................   A-7
  4.15     Form S-4....................................................   A-7
  4.16     Brokers.....................................................   A-7
  4.17     Government Authorization....................................   A-7
  4.18     Absence of Regulatory Communications........................   A-7
  4.19     Disclosure..................................................   A-7
ARTICLE 5 -- REPRESENTATIONS, WARRANTIES AND COVENANTS OF ACQUIRED
             CORPORATION
  5.1      Organization................................................   A-8
  5.2      Capital Stock...............................................   A-8
  5.3      Subsidiaries................................................   A-8
  5.4      Financial Statements; Taxes.................................   A-8
  5.5      Absence of Certain Changes or Events........................   A-9
  5.6      Title and Related Matters...................................  A-10
  5.7      Commitments.................................................  A-11

                                                                         PAGE
                                                                         ----
  5.8      Charter and Bylaws..........................................  A-11
  5.9      Litigation..................................................  A-11
  5.10     Material Contract Defaults..................................  A-11
  5.11     No Conflict with Other Instrument...........................  A-11
  5.12     Governmental Authorization..................................  A-11
  5.13     Absence of Regulatory Communications........................  A-12
  5.14     Absence of Material Adverse Change..........................  A-12
  5.15     Insurance...................................................  A-12
  5.16     Pension and Employee Benefit Plans..........................  A-12
  5.17     Buy-Sell Agreement..........................................  A-12
  5.18     Brokers.....................................................  A-12
  5.19     Approval of Agreements......................................  A-12
  5.20     Disclosure..................................................  A-13
  5.21     Registration Statement......................................  A-13
  5.22     Loans; Adequacy of Allowance for Loan Losses................  A-13
  5.23     Environmental Matters.......................................  A-13
  5.24     Transfer of Shares..........................................  A-14
  5.25     Collective Bargaining.......................................  A-14
  5.26     Labor Disputes..............................................  A-14
  5.27     Derivative Contracts........................................  A-14
ARTICLE 6 -- ADDITIONAL COVENANTS
  6.1      Additional Covenants of BancGroup...........................  A-14
  6.2      Additional Covenants of Acquired Corporation................  A-16
ARTICLE 7 -- MUTUAL COVENANTS AND AGREEMENTS
  7.1      Best Efforts; Cooperation...................................  A-18
  7.2      Press Release...............................................  A-19
  7.3      Mutual Disclosure...........................................  A-19
  7.4      Access to Properties and Records............................  A-19
  7.5      Notice of Adverse Changes...................................  A-19
ARTICLE 8 -- CONDITIONS TO OBLIGATIONS OF ALL PARTIES
  8.1      Approval by Shareholders....................................  A-19
  8.2      Regulatory Authority Approval...............................  A-19
  8.3      Litigation..................................................  A-20
  8.4      Registration Statement......................................  A-20
  8.5      Tax Opinion.................................................  A-20
ARTICLE 9 -- CONDITIONS TO OBLIGATIONS OF ACQUIRED CORPORATION
  9.1      Representations, Warranties and Covenants...................  A-20
  9.2      Adverse Changes.............................................  A-20
  9.3      Closing Certificate.........................................  A-21
  9.4      Opinion of Counsel..........................................  A-21
  9.5      Fairness Opinion............................................  A-21
  9.6      NYSE Listing................................................  A-21
  9.7      Other Matters...............................................  A-21
  9.8      Material Events.............................................  A-21
ARTICLE 10 -- CONDITIONS TO OBLIGATIONS OF BANCGROUP
  10.1     Representations, Warranties and Covenants...................  A-22
  10.2     Adverse Changes.............................................  A-22
  10.3     Closing Certificate.........................................  A-22
  10.4     Opinion of Counsel..........................................  A-22
  10.5     Controlling Shareholders....................................  A-23

                                                                         PAGE
                                                                         ----
  10.6     Other Matters...............................................  A-23
  10.7     Dissenters..................................................  A-23
  10.8     Material Events.............................................  A-23
  10.9     Employment Agreements.......................................  A-23
  10.10    Pooling of Interest.........................................  A-23
  10.11    Increase of Authorized Shares...............................  A-23
ARTICLE 11 -- TERMINATION OF REPRESENTATIONS AND WARRANTIES............  A-23
ARTICLE 12 -- NOTICES..................................................  A-24
ARTICLE 13 -- AMENDMENT OR TERMINATION
  13.1     Amendment...................................................  A-24
  13.2     Termination.................................................  A-24
  13.3     Damages.....................................................  A-25
  13.4     Acquisition Proposal; Termination and Fee...................  A-25
ARTICLE 14 -- DEFINITIONS..............................................  A-25
ARTICLE 15 -- MISCELLANEOUS
  15.1     Expenses....................................................  A-29
  15.2     Benefit.....................................................  A-29
  15.3     Governing Law...............................................  A-29
  15.4     Counterparts................................................  A-29
  15.5     Headings....................................................  A-29
  15.6     Severability................................................  A-29
  15.7     Construction................................................  A-29
  15.8     Return of Information.......................................  A-29
  15.9     Equitable Remedies..........................................  A-30
  15.10    Attorneys' Fees.............................................  A-30
  15.11    No Waiver...................................................  A-30
  15.12    Remedies Cumulative.........................................  A-30
  15.13    Entire Contract.............................................  A-30

                          AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER is made and entered into as of this the 6th day of March 1997, by and between GREAT SOUTHERN BANCORP ("Acquired Corporation"), a Florida corporation, and THE COLONIAL BANCGROUP, INC. ("BancGroup"), a Delaware corporation.

                                   WITNESSETH

     WHEREAS, Acquired Corporation operates as a bank holding company for its wholly owned subsidiary, Great Southern Bank (the "Bank"), with its principal office in West Palm Beach, Florida; and

     WHEREAS, BancGroup is a bank holding company with Subsidiary banks in Alabama, Florida, Georgia and Tennessee; and

     WHEREAS, Acquired Corporation wishes to merge with BancGroup; and

     WHEREAS, it is the intention of BancGroup and Acquired Corporation that such Merger shall qualify for federal income tax purposes as a "reorganization" within the meaning of section 368(a) of the Code, as defined herein;

     NOW, THEREFORE, in consideration of the mutual covenants contained herein, the Parties hereto agree as follows:

                                   ARTICLE 1

                                      NAME

     1.1 Name. The name of the corporation resulting from the Merger shall be "The Colonial BancGroup, Inc."

                                   ARTICLE 2

                         MERGER -- TERMS AND CONDITIONS

     2.1 Applicable Law. On the Effective Date, Acquired Corporation shall be merged with and into BancGroup (herein referred to as the "Resulting Corporation" whenever reference is made to it as of the time of merger or thereafter). The Merger shall be undertaken pursuant to the provisions of and with the effect provided in the DGCL and, to the extent applicable, the FBCA. The offices and facilities of Acquired Corporation and of BancGroup shall become the offices and facilities of the Resulting Corporation.

     2.2 Corporate Existence. On the Effective Date, the corporate existence of Acquired Corporation and of BancGroup shall, as provided in the DGCL and the FBCA, be merged into and continued in the Resulting Corporation, and the Resulting Corporation shall be deemed to be the same corporation as Acquired Corporation and BancGroup. All rights, franchises and interests of Acquired Corporation and BancGroup, respectively, in and to every type of property (real, personal and mixed) and choses in action shall be transferred to and vested in the Resulting Corporation by virtue of the Merger without any deed or other transfer. The Resulting Corporation on the Effective Date, and without any order or other action on the part of any court or otherwise, shall hold and enjoy all rights of property, franchises and interests, including appointments, designations and nominations and all other rights and interests as trustee, executor, administrator, transfer agent and registrar of stocks and bonds, guardian of estates, assignee, and receiver and in every other fiduciary capacity and in every agency, and capacity, in the same manner and to the same extent as such rights, franchises and interests were held or enjoyed by Acquired Corporation and BancGroup, respectively, on the Effective Date.

     2.3 Articles of Incorporation and Bylaws. On the Effective Date, the certificate of incorporation and bylaws of the Resulting Corporation shall be the restated certificate of incorporation and bylaws of BancGroup as they exist immediately before the Effective Date.

     2.4 Resulting Corporation's Officers and Board. The board of directors and the officers of the Resulting Corporation on the Effective Date shall consist of those persons serving in such capacities of BancGroup as of the Effective Date.

     2.5 Stockholder Approval. This Agreement shall be submitted to the shareholders of Acquired Corporation at the Stockholders Meeting to be held as promptly as practicable consistent with the satisfaction of the conditions set forth in this Agreement. Upon approval by the requisite vote of the shareholders of Acquired Corporation as required by applicable Law, the Merger shall become effective as soon as practicable thereafter in the manner provided in section
2.7 hereof.

     2.6 Further Acts. If, at any time after the Effective Date, the Resulting Corporation shall consider or be advised that any further assignments or assurances in law or any other acts are necessary or desirable (i) to vest, perfect, confirm or record, in the Resulting Corporation, title to and possession of any property or right of Acquired Corporation or BancGroup, acquired as a result of the Merger, or (ii) otherwise to carry out the purposes of this Agreement, BancGroup and its officers and directors shall execute and deliver all such proper deeds, assignments and assurances in law and do all acts necessary or proper to vest, perfect or confirm title to, and possession of, such property or rights in the Resulting Corporation and otherwise to carry out the purposes of this Agreement; and the proper officers and directors of the Resulting Corporation are fully authorized in the name of Acquired Corporation or BancGroup, or otherwise, to take any and all such action.

     2.7 Effective Date and Closing. Subject to the terms of all requirements of Law and the conditions specified in this Agreement, the Merger shall become effective on the date specified in the Certificate of Merger to be issued by the Secretary of State of the State of Delaware (such time being herein called the "Effective Date"). Assuming all other conditions to the Closing have been or will be satisfied as of the Closing, the Closing shall take place at the offices of BancGroup, in Montgomery, Alabama, at 11:00 a.m. on a date specified by BancGroup that shall be as soon as reasonably practicable after the later to occur of the Stockholder meeting or all required regulatory approvals under
Section 8.2, or at such other place and time that the Parties may mutually agree.

     2.8 Subsidiary Bank Merger. BancGroup and Acquired Corporation anticipate that immediately after the Effective Date the Bank will merge with and into Colonial Bank, BancGroup's Florida Subsidiary bank. The exact timing and structure of such merger are not known at this time, and BancGroup in its discretion will finalize such timing and structure at a later date. Acquired Corporation will cooperate with BancGroup, including the call of any special meetings of the board of directors of the Bank and the filing of any regulatory applications, in the execution of appropriate documentation relating to such merger.

                                   ARTICLE 3

                    CONVERSION OF ACQUIRED CORPORATION STOCK

     3.1 Conversion of Acquired Corporation Stock. (a) On the Effective Date, each share of common stock of Acquired Corporation outstanding and held by Acquired Corporation's shareholders (the "Acquired Corporation Stock"), shall be converted by operation of law and without any action by any holder thereof into a number of shares of BancGroup Common Stock (the "Merger Consideration") equal to $13.05 divided by the Market Value. The "Market Value" shall represent the per share market value of the BancGroup Common Stock at the Effective Date and shall be determined by calculating the average of the closing prices of the Common Stock of BancGroup as reported by the NYSE on each of the ten (10) consecutive trading days ending on the trading day five calendar days immediately preceding the Effective Date; provided, however, that the Market Value shall not be less than $19.88 nor more than $26.88, regardless of the actual market value as calculated. Accordingly, the maximum number of shares of BancGroup Common Stock to be issued in the Merger shall be 1,044,292 (based upon a minimum Market Value of $19.88) and the minimum number of shares of BancGroup Common Stock to be issued in the Merger shall be 772,341 (based upon a maximum Market Value of $26.88), assuming 1,590,845 shares of Acquired Corporation common stock are outstanding as of February 20, 1997. To the extent that the number of shares of Acquired Corporation Stock may increase based upon the exercise of Acquired Corporation Options, the number of shares of BancGroup

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Common Stock to be issued in the Merger shall be increased with each share of
Acquired Corporation Stock outstanding at the Effective Date exchanged for shares of BancGroup Common Stock equal to $13.05 divided by the Market Value, and the minimum and maximum number of shares of BancGroup Common Stock shall also be adjusted to take into account increases in the number of shares of Acquired Corporation Stock outstanding in excess of 1,590,845 shares as a result of such exercises.

     (b)(i) On the Effective Date, BancGroup shall assume all Acquired Corporation Options outstanding, and each such option shall cease to represent a right to acquire Acquired Corporation common stock and shall, instead, represent the right to acquire BancGroup Common Stock on substantially the same terms applicable to the Acquired Corporation Options except as specified below in this section. The number of shares of BancGroup Common Stock to be issued pursuant to such options shall equal the number of shares of Acquired Corporation common stock subject to such Acquired Corporation Options multiplied by the Exchange Ratio, provided that no fractions of shares of BancGroup Common Stock shall be issued and the number of shares of BancGroup Common Stock to be issued upon the exercise of Acquired Corporation Options, if a fractional share exists, shall equal the number of whole shares obtained by rounding to the nearest whole number, giving account to such fraction, or by paying for such fraction in cash, based upon the Market Value. The exercise price for the acquisition of BancGroup Common Stock shall be the exercise price for each share of Acquired Corporation common stock subject to such options divided by the Exchange Ratio, adjusted appropriately for any rounding to whole shares that may be done. For purposes of this section 3.1(b)(i), the "Exchange Ratio" shall mean the result obtained by dividing $13.05 by the Market Value. It is intended that the assumption by BancGroup of the Acquired Corporation Options shall be undertaken in a manner that will not constitute a "modification" as defined in Section 424 of the Code as to any stock option which is an "incentive stock option." Schedule 3.1 hereto sets forth the names of all persons holding Acquired Corporation Options, the number of shares of Acquired Corporation common stock subject to such options, the exercise price and the expiration date of such options.

     (ii) BancGroup shall file at its expense a registration statement with the SEC on Form S-8 or such other appropriate form (including the Form S-4 to be filed in connection with the Merger) with respect to the shares of BancGroup Common Stock to be issued pursuant to such options and shall use its reasonable best efforts to maintain the effectiveness of such registration statement for so long as such options remain outstanding. Such shares shall also be registered or qualified for sale under the securities laws of any state in which registration or qualification is necessary.

     3.2 Surrender of Acquired Corporation Stock. After the Effective Date, each holder of an outstanding certificate or certificates which prior thereto represented shares of Acquired Corporation Stock who is entitled to receive BancGroup Common Stock shall be entitled, upon surrender to BancGroup of their certificate or certificates representing shares of Acquired Corporation Stock (or an affidavit or affirmation by such holder of the loss, theft, or destruction of such certificate or certificates in such form as BancGroup may reasonably require and, if BancGroup reasonably requires, a bond of indemnity in form and amount, and issued by such sureties, as BancGroup may reasonably require), to receive in exchange therefor a certificate or certificates representing the number of whole shares of BancGroup Common Stock into and for which the shares of Acquired Corporation Stock so surrendered shall have been converted, such certificates to be of such denominations and registered in such names as such holder may reasonably request. Until so surrendered and exchanged, each such outstanding certificate which, prior to the Effective Date, represented shares of Acquired Corporation Stock and which is to be converted into BancGroup Common Stock shall for all purposes evidence ownership of the BancGroup Common Stock into and for which such shares shall have been so converted, except that no dividends or other distributions with respect to such BancGroup Common Stock shall be made until the certificates previously representing shares of Acquired Corporation Stock shall have been properly tendered.

     3.3 Fractional Shares. No fractional shares of BancGroup Common Stock shall be issued, and each holder of shares of Acquired Corporation Stock having a fractional interest arising upon the conversion of such shares into shares of BancGroup Common Stock shall, at the time of surrender of the certificates previously representing Acquired Corporation Stock, be paid by BancGroup an amount in cash equal to the Market Value of such fractional share.

     3.4 Adjustments. In the event that prior to the Effective Date BancGroup Common Stock shall be changed into a different number of shares or a different class of shares by reason of any recapitalization or reclassification, stock dividend, combination, stock split, or reverse stock split of the BancGroup Common Stock, an appropriate and proportionate adjustment shall be made in the number of shares of BancGroup Common Stock into which the Acquired Corporation Stock shall be converted.

     3.5 BancGroup Stock. The shares of Common Stock of BancGroup issued and outstanding immediately before the Effective Date shall continue to be issued and outstanding shares of the Resulting Corporation.

     3.6 Dissenting Rights. Any shareholder of Acquired Corporation who shall not have voted in favor of this Agreement and who has complied with the applicable procedures set forth in the FBCA, relating to rights of dissenting shareholders, shall be entitled to receive payment for the fair value of his Acquired Corporation Stock. If after the Effective Date a dissenting shareholder of Acquired Corporation fails to perfect, or effectively withdraws or loses, his right to appraisal and payment for his shares of Acquired Corporation Stock, BancGroup shall issue and deliver the consideration to which such holder of shares of Acquired Corporation Stock is entitled under Section 3.1 (without interest) upon surrender of such holder of the certificate or certificates representing shares of Acquired Corporation Stock held by him.

                                   ARTICLE 4

             REPRESENTATIONS, WARRANTIES AND COVENANTS OF BANCGROUP

     BancGroup represents, warrants and covenants to and with Acquired Corporation as follows:

     4.1 Organization. BancGroup is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. BancGroup has the necessary corporate powers to carry on its business as presently conducted and is qualified to do business in every jurisdiction in which the character and location of the Assets owned by it or the nature of the business transacted by it requires qualification or in which the failure to qualify could, individually or in the aggregate, have a Material Adverse Effect.

     4.2 Capital Stock.

     (a) The authorized capital stock of BancGroup consists of (A) 44,000,000 shares of Common Stock, $2.50 par value per share, of which as of February 14, 1997, 38,880,014 shares were validly issued and outstanding, fully paid and nonassessable and are not subject to preemptive rights (not counting additional shares subject to issue pursuant to stock option and other plans and convertible debentures), and (B) 1,000,000 shares of Preference Stock, $2.50 par value per share, none of which are issued and outstanding. The shares of BancGroup Common Stock to be issued in the Merger are or will be upon the stockholder approval referenced in the following sentence duly authorized and, when so issued, will be validly issued and outstanding, fully paid and nonassessable, will have been registered under the 1933 Act, and will have been registered or qualified under the securities laws of all jurisdictions in which such registration or qualification is required, based upon information provided by Acquired Corporation. BancGroup has submitted proxy material to the SEC in connection with its 1997 annual meeting of stockholders to increase its authorized shares of common stock from 44,000,000 to 100,000,000.

     (b) The authorized capital stock of each Subsidiary of BancGroup is validly issued and outstanding, fully paid and nonassessable, and each Subsidiary is wholly owned, directly or indirectly, by BancGroup.

     4.3 Financial Statements; Taxes. (a) BancGroup has delivered to Acquired Corporation copies of the following financial statements of BancGroup.

          (i) Consolidated balance sheets as of December 31, 1994, and December 31, 1995, and for the nine months ended September 30, 1996;

          (ii) Consolidated statements of operations for each of the three years ended December 31, 1993, 1994 and 1995, and for the nine months ended September 30, 1996;

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

          (iii) Consolidated statements of cash flows for each of the three years ended December 31, 1993, 1994 and 1995, and for the nine months ended September 30, 1996; and

          (iv) Consolidated statements of changes in shareholders' equity for the three years ended December 31, 1993, 1994 and 1995, and for the nine months ended September 30, 1996.

     All such financial statements are in all material respects in accordance with the books and records of BancGroup and have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods indicated, all as more particularly set forth in the notes to such statements. Each of the consolidated balance sheets presents fairly as of its date the consolidated financial condition of BancGroup and its Subsidiaries. Except as and to the extent reflected or reserved against in such balance sheets (including the notes thereto), BancGroup did not have, as of the dates of such balance sheets, any material Liabilities or obligations (absolute or contingent) of a nature customarily reflected in a balance sheet or the notes thereto. The statements of consolidated income, shareholders' equity and changes in consolidated financial position present fairly the results of operations and changes in financial position of BancGroup and its Subsidiaries for the periods indicated. The foregoing representations, insofar as they relate to the unaudited interim financial statements of BancGroup for the nine months ended September 30, 1996, are subject in all cases to normal recurring year-end adjustments and the omission of footnote disclosure.

     (b) All Tax returns required to be filed by or on behalf of BancGroup have been timely filed (or requests for extensions therefor have been timely filed and granted and have not expired), and all returns filed are complete and accurate in all material respects. All Taxes shown on these returns to be due and all additional assessments received have been paid. The amounts recorded for Taxes on the balance sheets provided under section 4.3(a) are, to the Knowledge of BancGroup, sufficient in all material respects for the payment of all unpaid federal, state, county, local, foreign or other Taxes (including any interest or penalties) of BancGroup accrued for or applicable to the period ended on the dates thereof, and all years and periods prior thereto and for which BancGroup may at such dates have been liable in its own right or as transferee of the Assets of, or as successor to, any other corporation or other party. No audit, examination or investigation is presently being conducted or, to the Knowledge of BancGroup, threatened by any taxing authority which is likely to result in a material Tax Liability, no material unpaid Tax deficiencies or additional liabilities of any sort have been proposed by any governmental representative and no agreements for extension of time for the assessment of any material amount of Tax have been entered into by or on behalf of BancGroup. BancGroup has withheld from its employees (and timely paid to the appropriate governmental entity) proper and accurate amounts for all periods in material compliance with all Tax withholding provisions of applicable federal, state, foreign and local Laws (including without limitation, income, social security and employment Tax withholding for all types of compensation).

     4.4 No Conflict with Other Instrument. The consummation of the transactions contemplated by this Agreement will not result in a breach of or constitute a Default (without regard to the giving of notice or the passage of time) under any material Contract, indenture, mortgage, deed of trust or other material agreement or instrument to which BancGroup or any of its Subsidiaries is a party or by which they or their Assets may be bound; will not conflict with any provision of the restated certificate of incorporation or bylaws of BancGroup or the articles of incorporation or bylaws of any of its Subsidiaries; and will not violate any provision of any Law, regulation, judgment or decree binding on them or any of their Assets.

     4.5 Absence of Material Adverse Change. Since the date of the most recent balance sheet provided under section 4.3(a)(i) above, there have been no events, changes or occurrences which have had or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BancGroup.

     4.6 Approval of Agreements. The board of directors of BancGroup has approved this Agreement and the transactions contemplated by it and has authorized the execution and delivery by BancGroup of this Agreement. This Agreement constitutes the legal, valid and binding obligation of BancGroup, enforceable against it in accordance with its terms. Approval of this Agreement by the stockholders of BancGroup is not required by applicable law. Subject to the matters referred to in section 8.2, BancGroup has full power, authority and legal right to enter into this Agreement and to consummate the transactions contemplated by this Agreement. BancGroup has no Knowledge of any fact or circumstance under which the appropriate

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

regulatory approvals required by section 8.2 will not be granted without the imposition of material conditions or material delays.

     4.7 Tax Treatment. BancGroup has no present plan to sell or otherwise dispose of any of the Assets of Acquired Corporation, subsequent to the Merger, and BancGroup intends to continue the historic business of Acquired Corporation.

     4.8 Title and Related Matters. BancGroup has good and marketable title to all the properties, interests in properties and Assets, real and personal, reflected in the most recent balance sheet referred to in section 4.3(a), or acquired after the date of such balance sheet (except properties, interests and Assets sold or otherwise disposed of since such date, in the ordinary course of business), free and clear of all mortgages, Liens, pledges, charges or encumbrances except (i) mortgages and other encumbrances referred to in the notes of such balance sheet, (ii) liens for current Taxes not yet due and payable and (iii) such imperfections of title and easements as do not materially detract from or interfere with the present use of the properties subject thereto or affected thereby, or otherwise materially impair present business operations at such properties. To the Knowledge of BancGroup, the material structures and equipment of BancGroup comply in all material respects with the requirements of all applicable Laws.

     4.9 Subsidiaries. Each Subsidiary of BancGroup has been duly incorporated and is validly existing as a corporation in good standing under the Laws of the jurisdiction of its incorporation and each Subsidiary has been duly qualified as a foreign corporation to transact business and is in good standing under the Laws of each other jurisdiction in which it owns or leases properties, or conducts any business so as to require such qualification and in which the failure to be duly qualified could have a Material Adverse Effect upon BancGroup and its Subsidiaries considered as one enterprise; each of the banking Subsidiaries of BancGroup has its deposits fully insured by the Federal Deposit Insurance Corporation to the extent provided by the Federal Deposit Insurance Act; and the businesses of the non-bank Subsidiaries of BancGroup are permitted to be conducted by subsidiaries of registered bank holding companies.

     4.10 Contracts. Neither BancGroup nor any of its Subsidiaries is in Default in any material respect under the terms of any material Contract, agreement, lease or other commitment which is or may be material to the business, operations, properties or Assets, or the condition, financial or otherwise, of such company and, to the Knowledge of BancGroup, there is no event which, with notice or lapse of time, or both, may be or become an event of Default under any such material Contract, agreement, lease or other commitment in respect of which adequate steps have not been taken to prevent such a Default from occurring.

     4.11 Litigation. Except as disclosed in or reserved for in BancGroup's financial statements, there is no Litigation before or by any court or Agency, domestic or foreign, now pending, or, to the Knowledge of BancGroup, threatened against or affecting BancGroup or any of its Subsidiaries (nor is BancGroup aware of any facts which could give rise to any such Litigation) which is required to be disclosed in the Registration Statement (other than as disclosed therein), or which may have any Material Adverse Effect or prospective Material Adverse Effect, or which is likely to materially and adversely affect the properties or Assets thereof or which is likely to materially affect or delay the consummation of the transactions contemplated by this Agreement; all pending legal or governmental proceedings to which BancGroup or any Subsidiary is a party or of which any of their properties is the subject which are not described in the Registration Statement, including ordinary routine litigation incidental to the business, are, considered in the aggregate, not material; and neither BancGroup nor any of its Subsidiaries have any contingent obligations which could be considered material to BancGroup and its Subsidiaries considered as one enterprise which are not disclosed in the Registration Statement as it may be amended or supplemented. To the Knowledge of BancGroup, each of BancGroup and its Subsidiaries has complied in all material respects with all material applicable Laws and Regulations including those imposing Taxes, of any applicable jurisdiction and of all states, municipalities, other political subdivisions and Agencies, in respect of the ownership of its properties and the conduct of its business, which, if not complied with, would have a Material Adverse Effect on BancGroup and its Subsidiaries taken as a whole.

     4.12 Compliance. BancGroup and its Subsidiaries, in the conduct of their businesses, are to the Knowledge of BancGroup, in material compliance with all material federal, state or local Laws applicable to their or the conduct of their businesses.

     4.13 Registration Statement. At the time the Registration Statement becomes effective and at the time of the Stockholders' Meeting, the Registration Statement, including the Proxy Statement which shall constitute a part thereof, will comply in all material respects with the requirements of the 1933 Act and the rules and regulations thereunder, will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the representations and warranties in this subsection shall not apply to statements in or omissions from the Proxy Statement made in reliance upon and in conformity with information furnished in writing to BancGroup by Acquired Corporation or any of its representatives expressly for use in the Proxy Statement or information included in the Proxy Statement regarding the business of Acquired Corporation, its operations, Assets and capital.

     4.14 SEC Filings. (a) BancGroup has heretofore delivered to Acquired Corporation copies of BancGroup's: (i) Annual Report on Form 10-K for the fiscal year ended December 31, 1995; (ii) 1995 Annual Report to Shareholders; (iii) Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1996; and (iv) any reports on Form 8-K, filed by BancGroup with the SEC since December 31, 1995. Since December 31, 1995, BancGroup has timely filed all reports and registration statements and the documents required to be filed with the SEC under the rules and regulations of the SEC and all such reports and registration statements or other documents have complied in all material respects, as of their respective filing dates and effective dates, as the case may be, with all the applicable requirements of the 1933 Act and the 1934 Act. As of the respective filing and effective dates, none of such reports or registration statements or other documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     (b) The documents incorporated by reference into the Registration Statement, at the time they were filed with the SEC, complied in all material respects with the requirements of the 1934 Act and Regulations thereunder and when read together and with the other information in the Registration Statement will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading at the time the Registration Statement becomes effective or at the time of the Stockholders Meeting.

     4.15 Form S-4. The conditions for use of a registration statement on SEC Form S-4 set forth in the General Instructions on Form S-4 have been or will be satisfied with respect to BancGroup and the Registration Statement.

     4.16 Brokers. All negotiations relative to this Agreement and the transactions contemplated by this Agreement have been carried on by BancGroup directly with Acquired Corporation and without the intervention of any other person, either as a result of any act of BancGroup or otherwise in such manner as to give rights to any valid claim against BancGroup for finders fees, brokerage commissions or other like payments.

     4.17 Government Authorization. BancGroup and its Subsidiaries have all Permits that, to the Knowledge of BancGroup and its Subsidiaries, are or will be legally required to enable BancGroup or any of its Subsidiaries to conduct their businesses in all material respects as now conducted by each of them.

     4.18 Absence of Regulatory Communications. Neither BancGroup nor any of its Subsidiaries is subject to, or has received during the past three (3) years, any written communication directed specifically to it from any Agency to which it is subject or pursuant to which such Agency has imposed or has indicated it may impose any material restrictions on the operations of it or the business conducted by it or in which such Agency has raised a material question concerning the condition, financial or otherwise, of such company.

     4.19 Disclosure. No representation or warranty, or any statement or certificate furnished or to be furnished to Acquired Corporation by BancGroup, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained in this Agreement or in any such statement or certificate not misleading.

                                   ARTICLE 5

       REPRESENTATIONS, WARRANTIES AND COVENANTS OF ACQUIRED CORPORATION

     Acquired Corporation represents, warrants and covenants to and with BancGroup, as follows:

     5.1 Organization. Acquired Corporation is a Florida corporation, and the Bank is a Florida state bank. Each Acquired Corporation Company is duly organized, validly existing and in good standing under the respective Laws of its jurisdiction of incorporation and has all requisite power and authority to carry on its business as it is now being conducted and is qualified to do business in every jurisdiction in which the character and location of the Assets owned by it or the nature of the business transacted by it requires qualification or in which the failure to qualify could, individually, or in the aggregate, have a Material Adverse Effect.

     5.2 Capital Stock. (i) As of March 6, 1997, the authorized capital stock of Acquired Corporation consisted of 10,000,000 shares of common stock, $0.01 par value per share, 1,590,845 shares of which are issued and outstanding. All of such shares which are outstanding are validly issued, fully paid and nonassessable and not subject to preemptive rights. Acquired Corporation has 140,775 shares of its common stock subject to exercise at any time pursuant to stock options under its stock option plans. Except for the foregoing, Acquired Corporation does not have any other arrangements or commitments obligating it to issue shares of its capital stock or any securities convertible into or having the right to purchase shares of its capital stock, including the grant or issuance of Acquired Corporation Options.

     5.3 Subsidiaries. Acquired Corporation has no direct Subsidiaries other than the Bank, and there are no Subsidiaries of the Bank. Acquired Corporation owns all of the issued and outstanding capital stock of the Bank free and clear of any liens, claims or encumbrances of any kind. All of the issued and outstanding shares of capital stock of the Subsidiaries have been validly issued and are fully paid and non-assessable. As of March 6, 1997, there were 1,000,000 shares of the common stock, par value $5.00 per share, authorized of the Bank, 771,210 of which are issued and outstanding and wholly owned by Acquired Corporation. The Bank has no arrangements or commitments obligating it to issue shares of its capital stock or any securities convertible into or having the right to purchase shares of its capital stock.

     5.4 Financial Statements; Taxes. (a) Acquired Corporation has delivered to BancGroup copies of the following financial statements of Acquired Corporation:

          (i) Statements of financial condition as of December 31, 1994 and 1995, for bank only and for the nine months ended September 30, 1996 for parent only and bank only;

          (ii) Statements of income for each of the three years ended December 31, 1993, 1994 and 1995, for bank only and for the nine months ended September 30, 1996 for parent only and bank only;

          (iii) Statements of stockholders' equity for each of the three years ended December 31, 1993, 1994, and 1995, for bank only and for the nine months ended September 30, 1996 for parent only and bank only; and

          (iv) Statements of cash flows for the three years ended December 31, 1993, 1994 and 1995, for bank only.

     All of the foregoing financial statements are in all material respects in accordance with the books and records of Acquired Corporation and have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods indicated, except for changes required by GAAP, all as more particularly set forth in the notes to such statements. Each of such balance sheets presents fairly as of its date the financial condition of Acquired Corporation. Except as and to the extent reflected or reserved against in such balance sheets (including the notes thereto), Acquired Corporation did not have, as of the date of such balance sheets, any material Liabilities or obligations (absolute or contingent) of a nature customarily reflected in a balance sheet or the notes thereto. The statements of income, stockholders' equity and cash flows present fairly the results of operation, changes in shareholders equity and cash flows of Acquired Corporation for the periods indicated. The foregoing representations, insofar as they relate to the unaudited interim financial statements of Acquired Corporation for the nine months ended September 30, 1996, are subject in all cases to normal recurring year-end adjustments and the omission of footnote disclosure.

     (b) Except as set forth on Schedule 5.4(b), all Tax returns required to be filed by or on behalf of Acquired Corporation have been timely filed (or requests for extensions therefor have been timely filed and granted and have not expired), and all returns filed are complete and accurate in all material respects. All Taxes shown on these returns to be due and all additional assessments received have been paid. The amounts recorded for Taxes on the balance sheets provided under section 5.4(a) are, to the Knowledge of Acquired Corporation, sufficient in all material respects for the payment of all unpaid federal, state, county, local, foreign and other Taxes (including any interest or penalties) of Acquired Corporation accrued for or applicable to the period ended on the dates thereof, and all years and periods prior thereto and for which Acquired Corporation may at such dates have been liable in its own right or as a transferee of the Assets of, or as successor to, any other corporation or other party. No audit, examination or investigation is presently being conducted or, to the Knowledge of Acquired Corporation, threatened by any taxing authority which is likely to result in a material Tax Liability, no material unpaid Tax deficiencies or additional liability of any sort have been proposed by any governmental representative and no agreements for extension of time for the assessment of any material amount of Tax have been entered into by or on behalf of Acquired Corporation. Acquired Corporation has not executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect.

     (c) Each Acquired Corporation Company has withheld from its employees (and timely paid to the appropriate governmental entity) proper and accurate amounts for all periods in material compliance with all Tax withholding provisions of applicable federal, state, foreign and local Laws (including without limitation, income, social security and employment Tax withholding for all types of compensation). Each Acquired Corporation Company is in compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under section 3406 of the Code.

     5.5 Absence of Certain Changes or Events. Except as set forth on Schedule 5.5, since the date of the most recent balance sheet provided under section 5.4(a)(i) above, no Acquired Corporation Company has

          (a) issued, delivered or agreed to issue or deliver any stock, bonds or other corporate securities (whether authorized and unissued or held in the treasury) except shares of common stock issued upon the exercise of Acquired Corporation Options and shares issued as director's qualifying shares;

          (b) borrowed or agreed to borrow any funds or incurred, or become subject to, any Liability (absolute or contingent) except borrowings, obligations (including purchase of federal funds) and Liabilities incurred in the ordinary course of business and consistent with past practice;

          (c) paid any material obligation or Liability (absolute or contingent) other than current Liabilities reflected in or shown on the most recent balance sheet referred to in section 5.4(a)(i) and current Liabilities incurred since that date in the ordinary course of business and consistent with past practice;

          (d) declared or made, or agreed to declare or make, any payment of dividends or distributions of any Assets of any kind whatsoever to shareholders, or purchased or redeemed, or agreed to purchase or redeem, directly or indirectly, or otherwise acquire, any of its outstanding securities, provided, however, that Acquired Corporation shall be permitted to pay a cash dividend to its shareholders for the first and second quarters of 1997. Such dividend shall be equal to $Dividend X .5582, where $Dividend equals the per share dividend paid in cash by BancGroup for that quarter in question;

          (e) except in the ordinary course of business, sold or transferred, or agreed to sell or transfer, any of its Assets, or canceled, or agreed to cancel, any debts or claims;

          (f) except in the ordinary course of business, entered or agreed to enter into any agreement or arrangement granting any preferential rights to purchase any of its Assets, or requiring the consent of any party to the transfer and assignment of any of its Assets;

          (g) suffered any Losses or waived any rights of value which in either event in the aggregate are material considering its business as a whole;

          (h) except in the ordinary course of business, made or permitted any amendment or termination of any Contract, agreement or license to which it is a party if such amendment or termination is material considering its business as a whole;

          (i) except in accordance with normal and usual practice, made any accrual or arrangement for or payment of bonuses or special compensation of any kind or any severance or termination pay to any present or former officer or employee;

          (j) except in accordance with normal and usual practice, increased the rate of compensation payable to or to become payable to any of its officers or employees or made any material increase in any profit sharing, bonus, deferred compensation, savings, insurance, pension, retirement or other employee benefit plan, payment or arrangement made to, for or with any of its officers or employees;

          (k) received notice or had Knowledge or reason to believe that any of its substantial customers has terminated or intends to terminate its relationship, which termination would have a Material Adverse Effect on its financial condition, results of operations, business, Assets or properties;

          (l) failed to operate its business in the ordinary course so as to preserve its business intact and to preserve the goodwill of its customers and others with whom it has business relations;

          (m) entered into any other material transaction other than in the ordinary course of business; or

          (n) agreed in writing, or otherwise, to take any action described in clauses (a) through (m) above.

     Between the date hereof and the Effective Date, no Acquired Corporation Company, without the express written approval of BancGroup, will do any of the things listed in clauses (a) through (n) of this section 5.5 except as permitted therein or as contemplated in this Agreement, and no Acquired Corporation Company will enter into or amend any material Contract, other than Loans or renewals thereof entered into in the ordinary course of business, without the express written consent of BancGroup.

     5.6 Title and Related Matters.

     (a) Title. Acquired Corporation has good and marketable title to all the properties, interest in properties and Assets, real and personal, reflected in the most recent balance sheet referred to in section 5.4(a)(i), or acquired after the date of such balance sheet (except properties, interests and Assets sold or otherwise disposed of since such date, in the ordinary course of business), free and clear of all mortgages, Liens, pledges, charges or encumbrances except (i) mortgages and other encumbrances referred to in the notes to such balance sheet, (ii) Liens for current Taxes not yet due and payable and (iii) such imperfections of title and easements as do not materially detract from or interfere with the present use of the properties subject thereto or affected thereby, or otherwise materially impair present business operations at such properties. To the Knowledge of Acquired Corporation, the material structures and equipment of each Acquired Corporation Company comply in all material respects with the requirements of all applicable Laws.

     (b) Leases. Schedule 5.6(b) sets forth a list and description of all real and personal property owned or leased by any Acquired Corporation Company, either as lessor or lessee.

     (c) Personal Property. Schedule 5.6(c) sets forth a depreciation schedule of each Acquired Corporation Company's fixed Assets as of February 28, 1997.

     (d) Computer Hardware and Software. Schedule 5.6(d) contains a description of all agreements relating to data processing computer software and hardware now being used in the business operations of any Acquired Corporation Company. Acquired Corporation is not aware of any defects, irregularities or problems with any of its computer hardware or software which renders such hardware or software unable to satisfactorily perform the tasks and functions to be performed by them in the business of any Acquired Corporation Company.

     5.7 Commitments. Except as set forth in Schedule 5.7, no Acquired Corporation Company is a party to any oral or written (i) Contracts for the employment of any officer or employee which is not terminable on 30 days' (or less) notice, (ii) profit sharing, bonus, deferred compensation, savings, stock option, severance pay, pension or retirement plan, agreement or arrangement,
(iii) loan agreement, indenture or similar agreement relating to the borrowing of money by such party, (iv) guaranty of any obligation for the borrowing of money or otherwise, excluding endorsements made for collection, and guaranties made in the ordinary course of business, (v) consulting or other similar material Contracts, (vi) collective bargaining agreement, (vii) agreement with any present or former officer, director or shareholder of such party, or (viii) other Contract, agreement or other commitment which is material to the business, operations, property, prospects or Assets or to the condition, financial or otherwise, of any Acquired Corporation Company. Complete and accurate copies of all Contracts, plans and other items so listed have been made or will be made available to BancGroup for inspection.

     5.8 Charter and Bylaws. Schedule 5.8 contains true and correct copies of the articles of incorporation and bylaws of each Acquired Corporation Company, including all amendments thereto, as currently in effect. There will be no changes in such articles of incorporation or bylaws prior to the Effective Date, without the prior written consent of BancGroup.

     5.9 Litigation. There is no Litigation (whether or not purportedly on behalf of Acquired Corporation) pending or, to the Knowledge of Acquired Corporation, threatened against or affecting any Acquired Corporation Company (nor is Acquired Corporation aware of any facts which are likely to give rise to any such Litigation) at law or in equity, or before or by any governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, or before any arbitrator of any kind, which involves the possibility of any judgment or Liability not fully covered by insurance in excess of a reasonable deductible amount or which may have a Material Adverse Effect on Acquired Corporation, and no Acquired Corporation Company is in Default with respect to any judgment, order, writ, injunction, decree, award, rule or regulation of any court, arbitrator or governmental department, commission, board, bureau, agency or instrumentality, which Default would have a Material Adverse Effect on Acquired Corporation. To the Knowledge of Acquired Corporation, each Acquired Corporation Company has complied in all material respects with all material applicable Laws and Regulations including those imposing Taxes, of any applicable jurisdiction and of all states, municipalities, other political subdivisions and Agencies, in respect of the ownership of its properties and the conduct of its business, which, if not complied with, would have a Material Adverse Effect on Acquired Corporation.

     5.10 Material Contract Defaults. Except as disclosed on Schedule 5.10, no Acquired Corporation Company is in Default in any material respect under the terms of any material Contract, agreement, lease or other commitment which is or may be material to the business, operations, properties or Assets, or the condition, financial or otherwise, of such company and, to the Knowledge of Acquired Corporation, there is no event which, with notice or lapse of time, or both, may be or become an event of Default under any such material Contract, agreement, lease or other commitment in respect of which adequate steps have not been taken to prevent such a Default from occurring.

     5.11 No Conflict with Other Instrument. The consummation of the transactions contemplated by this Agreement will not result in the breach of any term or provision of or constitute a Default under any material Contract, indenture, mortgage, deed of trust or other material agreement or instrument to which any Acquired Corporation Company is a party and will not conflict with any provision of the charter or bylaws of any Acquired Corporation Company.

     5.12 Governmental Authorization. Each Acquired Corporation Company has all Permits that, to the Knowledge of Acquired Corporation, are or will be legally required to enable any Acquired Corporation Company to conduct its business in all material respects as now conducted by each Acquired Corporation Company.

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

     5.13 Absence of Regulatory Communications. Except as provided in Schedule 5.13, no Acquired Corporation Company is subject to, nor has any Acquired Corporation Company received during the past three years, any written communication directed specifically to it from any Agency to which it is subject or pursuant to which such Agency has imposed or has indicated it may impose any material restrictions on the operations of it or the business conducted by it or in which such Agency has raised any material question concerning the condition, financial or otherwise, of such company.

     5.14 Absence of Material Adverse Change. To the Knowledge of Acquired Corporation, since the date of the most recent balance sheet provided under section 5.4(a)(i), there have been no events, changes or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on any Acquired Corporation Company.

     5.15 Insurance. Each Acquired Corporation Company has in effect insurance coverage and bonds with reputable insurers which, in respect to amounts, types and risks insured, management of Acquired Corporation reasonably believes to be adequate for the type of business conducted by such company. No Acquired Corporation Company is liable for any material retroactive premium adjustment. All insurance policies and bonds are valid, enforceable and in full force and effect, and no Acquired Corporation Company has received any notice of any material premium increase or cancellation with respect to any of its insurance policies or bonds. Within the last three years, no Acquired Corporation Company has been refused any insurance coverage which it has sought or applied for, and it has no reason to believe that existing insurance coverage cannot be renewed as and when the same shall expire, upon terms and conditions as favorable as those presently in effect, other than possible increases in premiums that do not result from any extraordinary loss experience. All policies of insurance presently held or policies containing substantially equivalent coverage will be outstanding and in full force with respect to each Acquired Corporation Company at all times from the date hereof to the Effective Date.

     5.16 Pension and Employee Benefit Plans.

     (a) To the Knowledge of Acquired Corporation, all employee benefit plans of each Acquired Corporation Company have been established in compliance with, and such plans have been operated in material compliance with, all applicable Laws. Except as set forth in Schedule 5.16, no Acquired Corporation Company sponsors or otherwise maintains a "pension plan" within the meaning of section 3(2) of ERISA or any other retirement plan other than the defined benefit plan of Acquired Corporation that is intended to qualify under section 401 of the Code, nor do any unfunded Liabilities exist with respect to any employee benefit plan, past or present. To the Knowledge of Acquired Corporation, no employee benefit plan, any trust created thereunder or any trustee or administrator thereof has engaged in a "prohibited transaction," as defined in section 4975 of the Code, which may have a Material Adverse Effect on the condition, financial or otherwise, of any Acquired Corporation Company.

     (b) To the Knowledge of Acquired Corporation, no amounts payable to any employee of any Acquired Corporation Company will fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code and regulations thereunder.

     5.17 Buy-Sell Agreement. To the Knowledge of Acquired Corporation, there are no agreements among any of its shareholders granting to any person or persons a right of first refusal in respect of the sale, transfer, or other disposition of shares of outstanding securities by any shareholder of Acquired Corporation, any similar agreement or any voting agreement or voting trust in respect of any such shares.

     5.18 Brokers. Except for negotiations with Chicago Corporation, and Community Bank & Thrift Advisory Services, Inc., all negotiations relative to this Agreement and the transactions contemplated by this Agreement have been carried on by Acquired Corporation directly with BancGroup and without the intervention of any other person, either as a result of any act of Acquired Corporation, or otherwise, in such manner as to give rise to any valid claim against Acquired Corporation for a finder's fee, brokerage commission or other like payment.

     5.19 Approval of Agreements. The board of directors of Acquired Corporation has approved this Agreement and the transactions contemplated by this Agreement and has authorized the execution and delivery by Acquired Corporation of this Agreement. Subject to the matters referred to in section 8.2, Acquired Corporation has full power, authority and legal right to enter into this Agreement, and, upon appropriate vote of the shareholders of Acquired Corporation in accordance with this Agreement, Acquired Corporation shall have full power, authority and legal right to consummate the transactions contemplated by this Agreement.

     5.20 Disclosure. No representation or warranty, nor any statement or certificate furnished or to be furnished to BancGroup by Acquired Corporation, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained in this Agreement or in any such statement or certificate not misleading.

     5.21 Registration Statement. At the time the Registration Statement becomes effective and at the time of the Stockholders Meeting, the Registration Statement, including the Proxy Statement which shall constitute part thereof, will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the representations and warranties in this section shall only apply to statements in or omissions from the Proxy Statement relating to descriptions of the business of Acquired Corporation, its Assets, properties, operations, and capital stock or to information furnished in writing by Acquired Corporation or its representatives expressly for inclusion in the Proxy Statement.

     5.22 Loans; Adequacy of Allowance for Loan Losses. All reserves for loan losses shown on the most recent financial statements furnished by Acquired Corporation have been calculated in accordance with prudent and customary banking practices and are adequate in all material respects to reflect the risk inherent in the loans of Acquired Corporation. Acquired Corporation has no Knowledge of any fact which is likely to require a future material increase in the provision for loan losses or a material decrease in the loan loss reserve reflected in such financial statements. Each loan reflected as an Asset on the financial statements of Acquired Corporation is the legal, valid and binding obligation of the obligor of each loan, enforceable in accordance with its terms subject to the effect of bankruptcy, insolvency, reorganization, moratorium, or other similar laws relating to creditors' rights generally and to general equitable principles. Acquired Corporation does not have in its portfolio any loan exceeding its legal lending limit, and except as disclosed on Schedule 5.22, Acquired Corporation has no known significant delinquent, substandard, doubtful, loss, nonperforming or problem loans.

     5.23 Environmental Matters. Except as provided in Schedule 5.23, to the Knowledge of Acquired Corporation, each Acquired Corporation Company is in material compliance with all Laws and other governmental requirements relating to the generation, management, handling, transportation, treatment, disposal, storage, delivery, discharge, release or emission of any waste, pollution, or toxic, hazardous or other substance (the "Environmental Laws"), and Acquired Corporation has no Knowledge that any Acquired Corporation Company has not complied with all regulations and requirements promulgated by the Occupational Safety and Health Administration that are applicable to any Acquired Corporation Company. To the Knowledge of Acquired Corporation, there is no Litigation pending or threatened with respect to any violation or alleged violation of the Environmental Laws. To the Knowledge of Acquired Corporation, with respect to Assets of or owned by any Acquired Corporation Company, including any Loan Property, (i) there has been no spillage, leakage, contamination or release of any substances for which the appropriate remedial action has not been completed;
(ii) no owned or leased property is contaminated with or contains any hazardous substance or waste; and (iii) there are no underground storage tanks on any premises owned or leased by any Acquired Corporation Company. Acquired Corporation has no Knowledge of any facts which might suggest that any Acquired Corporation Company has engaged in any management practice with respect to any of its past or existing borrowers which could reasonably be expected to subject any Acquired Corporation Company to any Liability, either directly or indirectly, under the principles of law as set forth in United States v. Fleet Factors Corp., 901 F.2d 1550 (11th Cir. 1990) or any similar principles. Moreover, to the Knowledge of Acquired Corporation, no Acquired Corporation Company has extended credit, either on a secured or unsecured basis, to any person or other entity engaged in any activities which would require or requires such person or entity to obtain any Permits which are required under any Environmental Law which has not been obtained.

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

     5.24 Transfer of Shares. Acquired Corporation has no Knowledge of any plan or intention on the part of Acquired Corporation's shareholders to sell or otherwise dispose of any of the BancGroup Common Stock to be received by them in the Merger that would reduce such shareholders' ownership to a number of shares having, in the aggregate, a fair market value of less than fifty (50%) percent of the total fair market value of Acquired Corporation common stock outstanding immediately before the Merger.

     5.25 Collective Bargaining. There are no labor contracts, collective bargaining agreements, letters of undertakings or other arrangements, formal or informal, between any Acquired Corporation Company and any union or labor organization covering any of Acquired Corporation Company's employees and none of said employees are represented by any union or labor organization.

     5.26 Labor Disputes. To the Knowledge of Acquired Corporation, each Acquired Corporation Company is in material compliance with all federal and state laws respecting employment and employment practices, terms and conditions of employment, wages and hours. No Acquired Corporation Company is or has been engaged in any unfair labor practice, and, to the Knowledge of Acquired Corporation, no unfair labor practice complaint against any Acquired Corporation Company is pending before the National Labor Relations Board. Relations between management of each Acquired Corporation Company and the employees are amicable and there have not been, nor to the Knowledge of Acquired Corporation, are there presently, any attempts to organize employees, nor to the Knowledge of Acquired Corporation, are there plans for any such attempts.

     5.27 Derivative Contracts. No Acquired Corporation Company is a party to or has agreed to enter into a swap, forward, future, option, cap, floor or collar financial contract, or any other interest rate or foreign currency protection contract or derivative security not included in Acquired Corporation's financial statements delivered under section 5.4 hereof which is a financial derivative contract (including various combinations thereof).

                                   ARTICLE 6

                              ADDITIONAL COVENANTS

     6.1 Additional Covenants of BancGroup. BancGroup covenants to and with Acquired Corporation as follows:

          (a) Registration Statement and Other Filings. BancGroup shall prepare and file with the SEC the Registration Statement on Form S-4 (or such other form as may be appropriate) and all amendments and supplements thereto, in form reasonably satisfactory to Acquired Corporation and its counsel, with respect to the Common Stock to be issued pursuant to this Agreement. BancGroup shall use reasonable good faith efforts to prepare all necessary filings with any Agencies which may be necessary for approval to consummate the transactions contemplated by this Agreement. BancGroup shall provide to counsel for Acquired Corporation (i) copies of drafts of all filings made pursuant to this section 6.1(a) in advance of filing, (ii) copies of documents as filed, and (iii) copies of any correspondence between BancGroup and any Agencies, including the SEC, respecting the filings made pursuant to this section 6.1(a).

          (b) Blue Sky Permits. BancGroup shall use its best efforts to obtain, prior to the effective date of the Registration Statement, all necessary state securities Law or "blue sky" Permits and approvals required to carry out the transactions contemplated by this Agreement.

          (c) Financial Statements.  BancGroup shall furnish to Acquired
     Corporation:

             (i) As soon as practicable and in any event within forty-five (45) days after the end of each quarterly period (other than the last quarterly period) in each fiscal year, consolidated statements of operations of BancGroup for such period and for the period beginning at the commencement of the fiscal year and ending at the end of such quarterly period, and a consolidated statement of financial condition of BancGroup as of the end of such quarterly period, setting forth in each case in comparative form figures for the corresponding periods ending in the preceding fiscal year, subject to changes resulting from year-end adjustments;

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

             (ii) Promptly upon receipt thereof, copies of all audit reports submitted to BancGroup by independent auditors in connection with each annual, interim or special audit of the books of BancGroup made by such accountants;

             (iii) As soon as practicable, copies of all such financial statements and reports as it shall send to its stockholders and of such regular and periodic reports as BancGroup may file with the SEC or any other Agency; and

             (iv) With reasonable promptness, such additional financial data as Acquired Corporation may reasonably request.

          (d) No Control of Acquired Corporation by BancGroup. Notwithstanding any other provision hereof, until the Effective Date, the authority to establish and implement the business policies of Acquired Corporation shall continue to reside solely in Acquired Corporation's officers and board of directors.

          (e) Listing. Prior to the Effective Date, BancGroup shall use its reasonable efforts to list the shares of BancGroup Common Stock to be issued in the Merger on the NYSE or other quotations system on which such shares are primarily traded.

          (f) Employee Benefit Matters. On the Effective Date, all employees of any Acquired Corporation Company shall, at BancGroup's option, either become employees of the Resulting Corporation or its Subsidiaries or be entitled to severance benefits in accordance with Colonial Bank's severance policy as of the date of this Agreement. All employees of any Acquired Corporation Company who become employees of the Resulting Corporation or its Subsidiaries on the Effective Date shall be entitled, to the extent permitted by applicable Law, to participate in all benefit plans of Colonial Bank to the same extent as Colonial Bank employees, except as stated otherwise in this section. Employees of any Acquired Corporation Company who become employees of the Resulting Corporation or its Subsidiaries on the Effective Date shall be allowed to participate as of the Effective Date in the medical and dental benefits plan of Colonial Bank as new employees of Colonial Bank, and the time of employment of such employees who are employed at least 30 hours per week with any Acquired Corporation Company as of the Effective Date shall be counted as employment under such dental and medical plans of Colonial Bank for purposes of calculating any 30 day waiting period and pre-existing condition limitations. To the extent permitted by applicable Law, the period of service with the appropriate Acquired Corporation Company of all employees who become employees of the Resulting Corporation or its Subsidiaries on the Effective Date shall be recognized only for vesting and eligibility purposes under Colonial Bank's benefit plans. In addition, if the Effective Date falls within an annual period of coverage under any group health plan or group dental plan of the Resulting Corporation and its Subsidiaries, each such Acquired Corporation Company employee shall be given credit for covered expenses paid by that employee under comparable employee benefit plans of the Acquired Corporation Company during the applicable coverage period through the Effective Date towards satisfaction of any annual deductible limitation and out-of-pocket maximum that may apply under that group health plan or group dental plan of the Resulting Corporation and its Subsidiaries.

          (g) Indemnification. (i) Subject to the conditions set forth in the succeeding paragraph, for a period of six years after the Effective Date BancGroup shall, and shall cause Colonial Bank to, indemnify, defend and hold harmless each person entitled to indemnification from the Acquired Corporation (each being an "Indemnified Party") against all liabilities arising out of actions or omissions occurring upon or prior to the Effective Date (including without limitation the transactions contemplated by this Agreement) to the extent authorized under the articles of incorporation and bylaws of Acquired Corporation and Florida law.

             (ii) Any Indemnified Party wishing to claim indemnification under this subsection (g), upon learning of any such liability or Litigation, shall promptly notify BancGroup thereof. In the event of any such Litigation (whether arising before or after the Effective Date) (i) BancGroup or Colonial Bank shall have the right to assume the defense thereof with counsel reasonably acceptable to such

        Indemnified Party and, upon assumption of such defense, BancGroup shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if BancGroup or Colonial Bank elects not to assume such defense or counsel for the Indemnified Parties advises that there are substantive issues which raise conflicts of interest between BancGroup and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and BancGroup or Colonial Bank shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, that BancGroup shall be obligated pursuant to this subsection to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction, (ii) the Indemnified Parties will cooperate in the defense of any such Litigation; and (iii) BancGroup shall not be liable for any settlement effected without its prior consent; and provided further provided that BancGroup and Colonial Bank shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

             (iii) In consideration of and as a condition precedent to the effectiveness of the indemnification obligations provided by BancGroup in this section to a director or officer of the Acquired Corporation, such director or officer of the Acquired Corporation shall have delivered to BancGroup on or prior to the Effective Date a letter in form reasonably satisfactory to BancGroup concerning claims such directors or officers may have against Acquired Corporation. In the letter, the directors of officers shall: (i) acknowledge the assumption by BancGroup as of the Effective Date of all Liability (to the extent Acquired Corporation is so liable) for claims for indemnification arising under section 6.1(g) hereof; (ii) affirm that they do not have nor are they aware of any claims they might have (other than those referred to in the following clause (iii)) against Acquired Corporation;
        (iii) identify any claims or any facts or circumstances of which they are aware that could give rise to a claim for indemnification under section 6.1(g)(i) hereof; and (iv) release as of the Effective Date any and all claims that they may have against any Acquired Corporation Company other than (A) those referred to in the foregoing clause (iii) and disclosed in the letter of the director or officer, (B) claims by third parties which have not yet been asserted against such director or officer (other than claims arising from facts and circumstances of which such director or officer is aware but which are not disclosed in such director or executive officer's letter), (C) claims by third parties arising from any transaction contemplated by this Agreement or disclosed in any schedule to this Agreement, and (D) claims by third parties arising in the ordinary course of business of any Acquired Corporation Company after the date of the letter.

             (iv) Acquired Corporation hereby represents and warrants to BancGroup that it has no Knowledge of any claim, pending or threatened, or of any facts or circumstances that could give rise to any obligation by BancGroup to provide the indemnification required by this section 6.1(g) other than as disclosed in the letters of the directors and executive officers referred to in section 6.1(g)(iii) hereof or described in any schedule to this Agreement and claims arising from any transaction contemplated by this Agreement.

     6.2 Additional Covenants of Acquired Corporation. Acquired Corporation covenants to and with BancGroup as follows:

          (a) Operations. (i) Acquired Corporation will conduct its business and the business of each Acquired Corporation Company in a proper and prudent manner and will use its best efforts to maintain its relationships with its depositors, customers and employees. No Acquired Corporation Company will engage in any material transaction outside the ordinary course of business or make any material change in its accounting policies or methods of operation, nor will Acquired Corporation permit the occurrence of any change or event which would render any of the representations and warranties in Article 5 hereof untrue in any material respect at and as of the Effective Date with the same effect as though such representations and warranties had been made at and as of such Effective Date. Acquired Corporation shall contact any person who may be required to execute an undertaking under Section 10.5 hereof to request such undertaking and shall take all such reasonable steps as are necessary to obtain such undertaking. Acquired Corporation will take no action that would prevent or impede the Merger from qualifying (i) for pooling of interests accounting treatment or (ii) as a tax-free reorganization with the meaning of Section 368 of the Code.

          (ii) If requested by BancGroup, Acquired Corporation shall use its best efforts to cause all officers and directors that own any stock of Acquired Corporation to execute an acknowledgment that such person has no present plan, intention, or binding commitment to sell or otherwise dispose of the BancGroup Common Stock to be received in the Merger within twelve
     (12) months after the Effective Date.

          (b) Stockholders Meeting; Best Efforts. Acquired Corporation will cooperate with BancGroup in the preparation of the Registration Statement and any regulatory filings and will cause the Stockholders Meeting to be held for the purpose of approving the Merger as soon as practicable after the effective date of the Registration Statement, and will use its best efforts to bring about the transactions contemplated by this Agreement, including stockholder approval of this Agreement, as soon as practicable unless this Agreement is terminated as provided herein.

          (c) Prohibited Negotiations. Neither Acquired Corporation nor any of Acquired Corporation's directors or officers (or any person representing any of the foregoing) shall solicit or encourage inquiries or proposals with respect to, furnish any information relating to or participate in any negotiations or discussions concerning, an Acquisition Proposal other than as contemplated by this Agreement. Acquired Corporation will notify BancGroup immediately if any such Acquisition Proposal is received by Acquired Corporation, if any such information is requested from Acquired Corporation, or if any such negotiations or discussions are sought to be initiated with Acquired Corporation, and Acquired Corporation shall instruct Acquired Corporation's officers, directors, agents or affiliates or their subsidiaries to refrain from doing any of the above; provided, however, that Acquired Corporation may communicate information about such an Acquisition Proposal to its shareholders if and to the extent that legal counsel provides a written opinion to Acquired Corporation (a copy of which shall be provided in advance to BancGroup) that it is required to do so in order to comply with its legal obligations. Acquired Corporation shall immediately cease and cause to be terminated any existing activities, discussions, or negotiations with any Persons other than BancGroup conducted hereto with respect to any of the foregoing.

          (d) Director Recommendation. The members of the Board of Directors of Acquired Corporation agree to support publicly the Merger.

          (e) Shareholder Voting. Acquired Corporation shall on the date of execution of this Agreement obtain and submit to BancGroup an agreement from certain of its shareholders substantially in the form set forth in Exhibit A.

          (f) Financial Statements and Monthly Status Reports. Acquired Corporation shall furnish to BancGroup:

             (i) As soon as practicable and in any event within 45 days after the end of each quarterly period (other than the last quarterly period) in each fiscal year, consolidated statements of operations of Acquired Corporation for such period and for the period beginning at the commencement of the fiscal year and ending at the end of such quarterly period, and a consolidated statement of financial condition of Acquired Corporation as of the end of such quarterly period, setting forth in each case in comparative form figures for the corresponding periods ending in the preceding fiscal year, subject to changes resulting from year-end adjustments;

             (ii) Promptly upon receipt thereof, copies of all audit reports submitted to Acquired Corporation by independent auditors in connection with each annual, interim or special audit of the books of Acquired Corporation made by such accountants;

             (iii) As soon a practicable, copies of all such financial statements and reports as it shall send to its stockholders and of such regular and periodic reports as Acquired Corporation may file with the SEC or any other Agency;

             (iv) With reasonable promptness, such additional financial data as BancGroup may reasonably request; and

             (v) Within 10 calendar days after the end of each month (or, if the financial statements referred to in clause (d) not then available as soon as possible thereafter) commencing with the next calendar month following the date of this Agreement and ending at the Effective Date, a written description of (a) the actions taken during the preceding month with respect to its compliance or non-compliance with the terms of this section 6.2, together with its then current estimate of the out-of-pocket costs and expenses incurred or reasonably accruable in connection with the transactions contemplated by this Agreement; (b) the status, as of the date of the report, of all existing or threatened litigation against any Acquired Corporation Company; (c) copies of minutes of any meeting of the board of directors of any Acquired Corporation Company and any committee thereof occurring in the month for which such report is made, including all documents presented to the directors at such meetings; and (d) monthly financial statements, including a balance sheet and income statement.

          (g) Fiduciary Duties. Prior to the Effective Date, (i) no director or officer (each an "Executive") of any Acquired Corporation Company shall, directly or indirectly, own, manage, operate, join, control, be employed by or participate in the ownership, proposed ownership, management, operation or control of or be connected in any manner with, any business, corporation or partnership which is competitive to the business of any Acquired Corporation Company, (ii) all Executives, at all times, shall satisfy their fiduciary duties to Acquired Corporation and its Subsidiaries, and (iii) such Executives shall not (except as required in the course of his or her employment with any Acquired Corporation Company) communicate or divulge to, or use for the benefit of himself or herself or any other person, firm, association or corporation, without the express written consent of Acquired Corporation, any confidential information which is possessed, owned or used by or licensed by or to any Acquired Corporation Company or confidential information belonging to third parties which any Acquired Corporation Company shall be under obligation to keep secret or which may be communicated to, acquired by or learned of by the Executive in the course of or as a result of his or her employment with any Acquired Corporation Company.

          (h) Certain Practices. At the request of BancGroup, (i) Acquired Corporation shall consult with BancGroup and advise BancGroup through its bank Subsidiary in Orlando of all of the Bank's loan requests over $250,000 that are not single-family residential loan requests or of any other loan request outside the normal course of business, and (ii) Acquired Corporation will consult with BancGroup to coordinate various business issues on a basis mutually satisfactory to Acquired Corporation and BancGroup. Acquired Corporation and the Bank shall not be required to undertake any of such activities, however, except as such activities may be in compliance with existing Law and Regulations.

                                   ARTICLE 7

                        MUTUAL COVENANTS AND AGREEMENTS

     7.1 Best Efforts; Cooperation. Subject to the terms and conditions herein provided, BancGroup and Acquired Corporation each agrees to use its best efforts promptly to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise, including, without limitation, promptly making required deliveries of stockholder lists and stock transfer reports and attempting to obtain all necessary Consents and waivers and regulatory approvals, including the holding of any regular or special board meetings, to consummate and make effective, as soon as practicable, the transactions contemplated by this Agreement. The officers of each Party to this Agreement shall fully cooperate with officers and employees, accountants, counsel and other representatives of the other Parties not only in fulfilling the duties hereunder of the Party of which they are officers but also in assisting, directly or through direction of employees and other persons under their supervision or control, such as stock transfer agents for the Party, the other Parties requiring information which is reasonably available from such Party.

     7.2 Press Release. Each Party hereto agrees that, unless approved by the other Parties in advance, such Party will not make any public announcement, issue any press release or other publicity or confirm any statements by any person not a party to this Agreement concerning the transactions contemplated hereby. Notwithstanding the foregoing, each Party hereto reserves the right to make any disclosure if such Party, in its reasonable discretion, deems such disclosure required by Law. In that event, such Party shall provide to the other Party the text of such disclosure sufficiently in advance to enable the other Party to have a reasonable opportunity to comment thereon.

     7.3 Mutual Disclosure. Each Party hereto agrees to promptly furnish to each other Party hereto its public disclosures and filings not precluded from disclosure by Law including but not limited to call reports, Form 8-K, Form 10-Q and Form 10-K filings, Y-3 applications, reports on Form Y-6, quarterly or special reports to shareholders, Tax returns, Form S-8 registration statements and similar documents.

     7.4 Access to Properties and Records. Each Party hereto shall afford the officers and authorized representatives of the other Party full access to the Assets, books and records of such Party in order that such other Parties may have full opportunity to make such investigation as they shall desire of the affairs of such Party and shall furnish to such Parties such additional financial and operating data and other information as to its businesses and Assets as shall be from time to time reasonably requested. All such information that may be obtained by any such Party will be held in confidence by such party, will not be disclosed by such Party or any of its representatives except in accordance with this Agreement, and will not be used by such Party for any purpose other than the accomplishment of the Merger as provided herein.

     7.5 Notice of Adverse Changes. Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (i) is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it or (ii) would cause or constitute a material breach of any of its representations, warranties, or covenants contained herein, and to use its reasonable efforts to prevent or promptly to remedy the same.

                                   ARTICLE 8

                    CONDITIONS TO OBLIGATIONS OF ALL PARTIES

     The obligations of BancGroup and Acquired Corporation to cause the transactions contemplated by this Agreement to be consummated shall be subject to the satisfaction, in the sole discretion of the Party relying upon such conditions, on or before the Effective Date of all the following conditions, except as such Parties may waive such conditions in writing:

     8.1 Approval by Shareholders. At the Stockholders Meeting, this Agreement and the matters contemplated by this Agreement shall have been duly approved by the vote of the holders of not less than the requisite number of the issued and outstanding voting securities of Acquired Corporation as is required by applicable Law and Acquired Corporation's articles of incorporation and bylaws.

     8.2 Regulatory Authority Approval. Orders, Consents and approvals, in form and substance reasonably satisfactory to BancGroup and Acquired Corporation, shall have been entered by the Board of Governors of the Federal Reserve System and other appropriate bank regulatory Agencies (i) granting the authority necessary for the consummation of the transactions contemplated by this Agreement, including the merger of the Bank with Colonial Bank as structured pursuant to section 2.8 hereof and (ii) satisfying all other requirements prescribed by Law. No Order, Consent or approval so obtained which is necessary to consummate the transactions as contemplated hereby shall be conditioned or restricted in a manner which in the reasonable good faith judgment of the Board of Directors of BancGroup or Acquired Corporation would so

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

materially adversely impact the economic benefits of the transaction as contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

     8.3 Litigation. There shall be no pending or threatened Litigation in any court or any pending or threatened proceeding by any governmental commission, board or Agency, with a view to seeking or in which it is sought to restrain or prohibit consummation of the transactions contemplated by this Agreement or in which it is sought to obtain divestiture, rescission or damages in connection with the transactions contemplated by this Agreement and no investigation by any Agency shall be pending or threatened which might result in any such suit, action or other proceeding.

     8.4 Registration Statement. The Registration Statement shall be effective under the 1933 Act and no stop order suspending the effectiveness of the Registration Statement shall be in effect; no proceedings for such purpose, or under the proxy rules of the SEC or any bank regulatory authority pursuant to the 1934 Act, and with respect to the transactions contemplated hereby, shall be pending before or threatened by the SEC or any bank regulatory authority; and all approvals or authorizations for the offer of BancGroup Common Stock shall have been received or obtained pursuant to any applicable state securities Laws, and no stop order or proceeding with respect to the transactions contemplated hereby shall be pending or threatened under any such state Law.

     8.5 Tax Opinion. An opinion of Coopers & Lybrand, LLP, shall have been received in form and substance reasonably satisfactory to the Acquired Corporation and BancGroup to the effect that (i) the Merger will constitute a "reorganization" within the meaning of section 368 of the Code; (ii) no gain or loss will be recognized by BancGroup or Acquired Corporation; (iii) no gain or loss will be recognized to the shareholders of Acquired Corporation who receive shares of BancGroup Common Stock except to the extent of any taxable "boot" received by such persons from BancGroup, and except to the extent of any dividends received from Acquired Corporation prior to the Effective Date; (iv) the basis of the BancGroup Common Stock received in the Merger will be equal to the sum of the basis of the shares of Acquired Corporation common stock exchanged in the Merger and the amount of gain, if any, which was recognized by the exchanging Acquired Corporation shareholder, including any portion treated as a dividend, less the value of taxable boot, if any, received by such shareholder in the Merger; (v) the holding period of the BancGroup Common Stock will include the holding period of the shares of Acquired Corporation common stock exchanged therefor if such shares of Acquired Corporation common stock were capital assets in the hands of the exchanging Acquired Corporation shareholder; and (vi) cash received by an Acquired Corporation shareholder in lieu of a fractional share interest of BancGroup Common Stock will be treated as having been received as a distribution in full payment in exchange for the fractional share interest of BancGroup Common Stock which he or she would otherwise be entitled to receive and will qualify as capital gain or loss (assuming the Acquired Corporation common stock was a capital asset in his or her hands as of the Effective Date).

                                   ARTICLE 9

               CONDITIONS TO OBLIGATIONS OF ACQUIRED CORPORATION

     The obligations of Acquired Corporation to cause the transactions contemplated by this Agreement to be consummated shall be subject to the satisfaction on or before the Effective Date of all the following conditions except as Acquired Corporation may waive such conditions in writing:

     9.1 Representations, Warranties and Covenants. Notwithstanding any investigation made by or on behalf of Acquired Corporation, all representations and warranties of BancGroup contained in this Agreement shall be true in all material respects on and as of the Effective Date as if such representations and warranties were made on and as of such Effective Date, and BancGroup shall have performed in all material respects all agreements and covenants required by this Agreement to be performed by it on or prior to the Effective Date.

     9.2 Adverse Changes. There shall have been no changes after the date of the most recent balance sheet provided under section 4.3(a)(i) hereof in the results of operations (as compared with the corresponding period of the prior fiscal year), Assets, Liabilities, financial condition or affairs of BancGroup which in their total effect constitute a Material Adverse Effect, nor shall there have been any material changes in the Laws

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

governing the business of BancGroup or which would impair the rights of Acquired Corporation or its shareholders pursuant to this Agreement.

     9.3 Closing Certificate. In addition to any other deliveries required to be delivered hereunder, Acquired Corporation shall have received a certificate from the President or a Vice President and from the Secretary or Assistant Secretary of BancGroup dated as of the Closing certifying that:

          (a) the Board of Directors of BancGroup has duly adopted resolutions approving the substantive terms of this Agreement and authorizing the consummation of the transactions contemplated by this Agreement and such resolutions have not been amended or modified and remain in full force and effect;

          (b) each person executing this Agreement on behalf of BancGroup is an officer of BancGroup holding the office or offices specified therein and the signature of each person set forth on such certificate is his or her genuine signature;

          (c) the certificate of incorporation and bylaws of BancGroup referenced in section 4.4 hereof remain in full force and effect;

          (d) such persons have no knowledge of a basis for any material claim, in any court or before any Agency or arbitration or otherwise against, by or affecting BancGroup or the business, prospects, condition (financial or otherwise), or Assets of BancGroup or which would prevent the performance of this Agreement or the transactions contemplated by this Agreement or declare the same unlawful or cause the rescission thereof;

          (e) to such persons' knowledge, the Proxy Statement delivered to Acquired Corporation's shareholders, or any amendments or revisions thereto so delivered, as of the date thereof, did not contain or incorporate by reference any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made (it being understood that such persons need not express a statement as to information concerning or provided by Acquired Corporation for inclusion in such Proxy Statement); and

          (f) the conditions set forth in this Article 9 insofar as they relate to BancGroup have been satisfied.

     9.4 Opinion of Counsel. Acquired Corporation shall have received an opinion of Miller, Hamilton, Snider & Odom, L.L.C., counsel to BancGroup, dated as of the Closing, substantially in the form set forth in Exhibit B hereto.

     9.5 Fairness Opinion. Acquired Corporation shall have received prior to the mailing of the Proxy Statement from ABN AMRO Chicago Corporation a letter dated within five days of the date of the Proxy Statement setting forth its opinion that the Merger Consideration to be received by the shareholders of Acquired Corporation under the terms of this Agreement is fair to them from a financial point of view, and such opinion shall not have been withdrawn as of the Effective Date.

     9.6 NYSE Listing. The shares of BancGroup Common Stock to be issued under this Agreement shall have been approved for listing on the NYSE.

     9.7 Other Matters. There shall have been furnished to such counsel for Acquired Corporation certified copies of such corporate records of BancGroup and copies of such other documents as such counsel may reasonably have requested for such purpose.

     9.8 Material Events. There shall have been no determination by the board of directors of Acquired Corporation that the transactions contemplated by this Agreement have become impractical because of any state of war, declaration of a banking moratorium in the United States or a general suspension of trading on the NYSE or any other exchange on which BancGroup Common Stock may be traded.

                                   ARTICLE 10

                     CONDITIONS TO OBLIGATIONS OF BANCGROUP

     The obligations of BancGroup to cause the transactions contemplated by this Agreement to be consummated shall be subject to the satisfaction on or before the Effective Date of all of the following conditions except as BancGroup may waive such conditions in writing:

     10.1 Representations, Warranties and Covenants. Notwithstanding any investigation made by or on behalf of BancGroup, all representations and warranties of Acquired Corporation contained in this Agreement shall be true in all material respects on and as of the Effective Date as if such representations and warranties were made on and as of the Effective Date, and Acquired Corporation shall have performed in all material respects all agreements and covenants required by this Agreement to be performed by it on or prior to the Effective Date.

     10.2 Adverse Changes. There shall have been no changes after the date of the most recent balance sheet provided under section 5.4(a)(i) hereof in the results of operations (as compared with the corresponding period of the prior fiscal year), Assets, Liabilities, financial condition, or affairs of Acquired Corporation which constitute a Material Adverse Effect, nor shall there have been any material changes in the Laws governing the business of Acquired Corporation which would impair BancGroup's rights pursuant to this Agreement.

     10.3 Closing Certificate. In addition to any other deliveries required to be delivered hereunder, BancGroup shall have received a certificate from Acquired Corporation executed by the President or Vice President and from the Secretary or Assistant Secretary of Acquired Corporation dated as of the Closing certifying that:

          (a) the Board of Directors of Acquired Corporation has duly adopted resolutions approving the substantive terms of this Agreement and authorizing the consummation of the transactions contemplated by this Agreement and such resolutions have not been amended or modified and remain in full force and effect;

          (b) the shareholders of Acquired Corporation have duly adopted resolutions approving the substantive terms of the Merger and the transactions contemplated thereby and such resolutions have not been amended or modified and remain in full force and effect;

          (c) each person executing this Agreement on behalf of Acquired Corporation is an officer of Acquired Corporation holding the office or offices specified therein and the signature of each person set forth on such certificate is his or her genuine signature;

          (d) the articles of incorporation and bylaws of Acquired Corporation and the Bank referenced in section 5.8 hereof remain in full force and effect and have not been amended or modified since the date hereof;

          (e) to such persons' knowledge, the Proxy Statement delivered to Acquired Corporation's shareholders, or any amendments or revisions thereto so delivered, as of the date thereof, did not contain or incorporate by reference any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made (it being understood that such persons need only express a statement as to information concerning or provided by Acquired Corporation for inclusion in such Proxy Statement); and

          (f) the conditions set forth in this Article 10 insofar as they relate to Acquired Corporation have been satisfied.

     10.4 Opinion of Counsel. BancGroup shall have received an opinion of Smith, Mackinnon, Greeley, Bowdoin & Edwards, P.A., counsel to Acquired Corporation, dated as of the Closing, substantially as set forth in Exhibit C hereto.

     10.5 Controlling Shareholders. Each shareholder of Acquired Corporation who may be an "affiliate" of Acquired Corporation, within the meaning of Rule 145 of the general rules and regulations under the 1933 Act shall have executed and delivered an agreement satisfactory to BancGroup to the effect that such person shall not make a "distribution" (within the meaning of Rule 145) of the Common Stock which he receives upon the Effective Date and that such Common Stock will be held subject to all applicable provisions of the 1933 Act and the rules and regulations of the SEC thereunder, and that such person will not sell or otherwise reduce risk relative to any shares of BancGroup Common Stock received in the Merger until financial results concerning at least 30 days of post-Merger combined operations have been published by BancGroup within the meaning of Section 201.01 of the SEC's Codification of Financial Reporting Policies. Acquired Corporation recognizes and acknowledges that BancGroup Common Stock issued to such persons may bear a legend evidencing the agreement described above.

     10.6 Other Matters. There shall have been furnished to counsel for BancGroup certified copies of such corporate records of Acquired Corporation and copies of such other documents as such counsel may reasonably have requested for such purpose.

     10.7 Dissenters. The number of shares as to which shareholders of Acquired Corporation have exercised dissenters rights of appraisal under section 3.6 does not exceed 10% of the outstanding shares of common stock of Acquired Corporation.

     10.8 Material Events. There shall have been no determination by the board of directors of BancGroup that the transactions contemplated by this Agreement have become impractical because of any state of war, declaration of a banking moratorium in the United States or general suspension of trading on the NYSE or any exchange on which BancGroup Common Stock may be traded.

     10.9 Employment Agreements. The employment agreements of C. Robert Stock, Russell Greene, Sally Teel and Gerald Martens shall be terminated at the Closing. Messrs. Stock, Greene and Martens and Ms. Teel shall release Acquired Corporation, the Bank and BancGroup from any and all liability under such agreements, and Messrs. Stock, Greene and Martens and Ms. Teel shall receive at closing only the following amounts under such agreements, respectively:
$391,200, $283,500, $100,000 and $103,200. New agreements in form and substance reasonably satifactory to BancGroup with each of such persons shall be executed to commence on the date of Closing. Each new agreement shall provide a one year term, salary to be paid at the current salary of each such person as long as such person is employed during the one year period, and a non-competition agreement to run concurrently with such one year term.

     10.10 Pooling of Interest. BancGroup shall have received the written opinion of Coopers & Lybrand, L.L.P., that the Merger will qualify for the pooling of interests method of accounting under generally accepted accounting principles.

     10.11 Increase of Authorized Shares. At the 1997 BancGroup Annual Meeting, the stockholders of BancGroup shall have increased the authorized number of shares of BancGroup Common Stock from 44,000,000 to 100,000,000.

                                   ARTICLE 11

                 TERMINATION OF REPRESENTATIONS AND WARRANTIES

     All representations and warranties provided in Articles 4 and 5 of this Agreement or in any closing certificate pursuant to Articles 9 and 10 shall terminate and be extinguished at and shall not survive the Effective Date. All covenants, agreements and undertakings required by this Agreement to be performed by any Party hereto following the Effective Date shall survive such Effective Date and be binding upon such Party. If the Merger is not consummated, all representations, warranties, obligations, covenants, or agreements hereunder or in any certificate delivered hereunder relating to the transaction which is not consummated shall be deemed to be terminated or extinguished, except that Sections 7.2, 7.4, 13.3 and 13.4, Article 11, Article 15 and any applicable definitions of Article 14, shall survive. Items disclosed in the Exhibits and Schedules attached hereto are incorporated into this Agreement and form a part of the representations, warranties, covenants or agreements to which they relate. Information provided in such Exhibits and Schedules is provided only in response to the specific section of this Agreement which calls for such information.

                                   ARTICLE 12

                                    NOTICES

     All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given at the time given or mailed, first class postage prepaid:

          (a) If to Acquired Corporation to C. Robert Stock, facsimile (561) 683-4532, with copies to John P. Greeley, Esq., Smith, Mackinnon, Greeley, Bowdoin & Edwards, P.A., Suite 800 Citrus Center, 255 South Orange Avenue, Orlando, Florida 32801, facsimile 407-843-2448, or as may otherwise be specified by Acquired Corporation in writing to BancGroup.

          (b) If to BancGroup, to W. Flake Oakley, IV, One Commerce Street, Suite 800, Montgomery, Alabama, 36104, facsimile (334) 240-6040, with a copy to Michael D. Waters, Miller, Hamilton, Snider & Odom, L.L.C., One Commerce Street, Suite 802, Montgomery, Alabama 36104, facsimile (334) 265-4533, or as may otherwise be specified in writing by BancGroup to Acquired Corporation.

                                   ARTICLE 13

                            AMENDMENT OR TERMINATION

     13.1 Amendment. This Agreement may be amended by the mutual consent of BancGroup and Acquired Corporation before or after approval of the transactions contemplated herein by the shareholders of Acquired Corporation.

     13.2 Termination. This Agreement may be terminated at any time prior to or on the Effective Date whether before or after action thereon by the shareholders of Acquired Corporation, as follows:

          (a) by the mutual consent of the respective boards of directors of Acquired Corporation and BancGroup;

          (b) by the board of directors of either Party (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a material breach by the other Party of any representation or warranty contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such breach and which breach would provide the non-breaching Party the ability to refuse to consummate the Merger under the standard set forth in section 10.1 of this Agreement in the case of BancGroup and section 9.1 of this Agreement in the case of Acquired Corporation;

          (c) by the board of directors of either Party (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a material breach by the other Party of any covenant or agreement contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such breach, or if any of the conditions to the obligations of such Party contained in this Agreement in Article 9 as to Acquired Corporation or Article 10 as to BancGroup shall not have been satisfied in full; or

          (d) by the board of directors of either BancGroup or Acquired Corporation if all transactions contemplated by this Agreement shall not have been consummated on or prior to December 31, 1997, if the failure to consummate the transactions provided for in this Agreement on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this section 13.2(d).

     13.3 Damages. In the event of termination pursuant to section 13.2, Acquired Corporation and BancGroup shall not be liable for damages for any breach of a covenant, warranty or representation contained in this Agreement made in good faith, and, in that case, the expenses incurred shall be borne as set forth in section 15.1 hereof.

     13.4 Acquisition Proposal; Termination and Fee. During the term of this Agreement, if (i) an Acquisition Proposal (other than the Merger contemplated by this Agreement) is submitted to and approved by the shareholders of Acquired Corporation at any time prior to the Effective Date; or (ii) an Acquisition Proposal (other than the Merger contemplated by this Agreement) is received by Acquired Corporation or is made directly to the shareholders of Acquired Corporation at any time prior to the termination of this Agreement under Section 13.2(b), (c) or (d) (except for a termination by Acquired Corporation for a breach of this Agreement by BancGroup) and, in the case of (i) or (ii), such Acquisition Proposal is closed, then Acquired Corporation shall pay to BancGroup a termination fee in an amount equal to 10% of the shareholders' equity of Acquired Corporation as of the end of the month preceding such payment, as liquidated damages, and not as a penalty, and, upon the payment in full thereof, this Agreement shall be terminated and no Party shall have any further liability under this Agreement (except as set forth in Section 13.3). The obligations of the Parties under this Section 13.4 shall survive the termination of this Agreement.

                                   ARTICLE 14

                                  DEFINITIONS

     (a) The following terms, which are capitalized in this Agreement, shall have the meanings set forth below for the purpose of this Agreement:

Acquired Corporation.......  Great Southern Bancorp, a Florida corporation.

Acquired Corporation
  Company..................  Shall mean Acquired Corporation, the Bank, any
                             Subsidiary of Acquired Corporation or the Bank, or any person or entity acquired as a Subsidiary of Acquired Corporation or the Bank in the future and owned by Acquired Corporation or the Bank at the Effective Date.

Acquired Corporation
Options....................  Options respecting the issuance of a maximum of
                             140,775 shares of Acquired Corporation common stock pursuant to Acquired Corporation's stock option plans.

Acquired Corporation
Stock......................  Shares of common stock, par value $0.01 per share, of Acquired Corporation.

Acquisition Proposal.......  Shall mean, with respect to a Party, any tender offer or exchange offer or any proposal for a merger, acquisition of all of the stock or assets of, or other business combination involving such Party or any of its Subsidiaries or the acquisition of a substantial equity interest in, or a substantial portion of the assets of, such Party or any of its Subsidiaries.

Agencies...................  Shall mean, collectively, the Federal Trade
                             Commission, the United States Department of
                             Justice, the Board of the Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the Office of Thrift Supervision, all state regulatory agencies having jurisdiction over the Parties and their respective Subsidiaries, HUD, the VA, the FHA, the GNMA, the FNMA, the FHLMC, the NYSE, and the SEC.

Agreement..................  Shall mean this Agreement and Plan of Merger and the Exhibits and Schedules delivered pursuant hereto and incorporated herein by reference.

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

Assets.....................  Of a Person shall mean all of the assets, properties, businesses and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person's business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

BancGroup..................  The Colonial BancGroup, Inc., a Delaware
                             corporation with its principal offices in Montgomery, Alabama.

Bank.......................  Great Southern Bank, a Florida bank.

Closing....................  The closing of the transactions contemplated hereby as described in section 2.7 of this Agreement.

Code.......................  The Internal Revenue Code of 1986, as amended.

Common Stock...............  BancGroup's Common Stock authorized and defined in the restated certificate of incorporation of BancGroup, as amended.

Consent....................  Any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

Contract...................  Any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, obligation, plan, practice, restriction, understanding or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets or business.

Default....................  Shall mean (i) any breach or violation of or default under any Contract, Order or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under any Contract, Order or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase, or impose any Liability under, any Contract, Order or Permit.

DGCL.......................  The Delaware General Corporation Law.

Effective Date.............  Means the date and time at which the Merger becomes effective as defined in section 2.7 hereof.

Environmental Laws.........  Means the laws, regulations and governmental requirements referred to in section 5.23 hereof.

ERISA......................  The Employee Retirement Income Security Act of
                             1974, as amended.

Exchange Ratio.............  The ratio obtained by dividing $13.05 by the Market
                             Value, as set forth in section 3.1(b).

Exhibits...................  A through C, inclusive, shall mean the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

FBCA.......................  The Florida Business Corporation Act.

Knowledge..................  Means the actual knowledge of the Chairman,
                             President, Chief Financial Officer, Chief
                             Accounting Officer, Chief Credit Officer, General Counsel or any Senior or Executive Vice President of BancGroup, in the case of knowledge of BancGroup, or of Acquired Corporation and the Bank, in the case of knowledge of Acquired Corporation.

Law........................  Any code, law, ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities or business, including those promulgated, interpreted or enforced by any Agency.

Liability..................  Any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including costs of investigation, collection and defense), deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

Lien.......................  Any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for current property Taxes not yet due and payable, (ii) for depository institution Subsidiaries of a Party, pledges to secure deposits and other Liens incurred in the ordinary course of the banking business, and (iii) Liens in the form of easements and restrictive covenants on real property which do not materially adversely affect the use of such property by the current owner thereof.

Litigation.................  Any action, arbitration, complaint, criminal prosecution, governmental or other examination or investigation, hearing, inquiry, administrative or other proceeding relating to or affecting a Party, its business, its Assets (including Contracts related to it), or the transactions contemplated by this Agreement.

Loan Property..............  Any property owned by the Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

Loss.......................  Any and all direct or indirect payments, obligations, recoveries, deficiencies, fines, penalties, interest, assessments, losses, diminution in the value of Assets, damages, punitive, exemplary or consequential damages (including, but not limited to, lost income and profits and interruptions of business), liabilities, costs, expenses (including without limitation, reasonable attorneys' fees and expenses, and consultant's fees and other costs of defense or investigation), and interest on any amount payable to a third party as a result of the foregoing.

Material...................  For purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

Material Adverse Effect....  On a Party shall mean an event, change or occurrence which has a material adverse impact on
                             (i) the financial position, Assets, business, or results of operations of such Party and its Subsidiaries, taken as a whole, or (ii) the ability of such Party to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that "material adverse impact" shall not be deemed to include the impact of (x) changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities, (y) changes in generally accepted accounting principles or regulatory accounting principles generally applicable to banks and their holding companies, and (z) the Merger and compliance with the provisions of this Agreement on the operating performance of the Parties.

Merger.....................  The merger of Acquired Corporation with BancGroup as contemplated in this Agreement.

Merger Consideration.......  The distribution of BancGroup Common Stock for each share of Acquired Corporation Stock as provided in
                             section 3.1(a) hereof.

NYSE.......................  The New York Stock Exchange.

Order......................  Any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local or foreign or other court, arbitrator, mediator, tribunal, administrative agency or Agency.

Party......................  Shall mean Acquired Corporation or BancGroup, and
                             "Parties" shall mean both Acquired Corporation and BancGroup.

Permit.....................  Any federal, state, local, and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets or business.

Person.....................  A natural person or any legal, commercial or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

Proxy Statement............  The proxy statement used by Acquired Corporation to solicit the approval of its stockholders of the transactions contemplated by this Agreement, which shall include the prospectus of BancGroup relating to the issuance of the BancGroup Common Stock to the shareholders of Acquired Corporation.

Registration Statement.....  The registration statement on Form S-4, or such other appropriate form, to be filed with the SEC by BancGroup, and which has been agreed to by Acquired Corporation, to register the shares of BancGroup Common Stock offered to stockholders of the Bank pursuant to his Agreement, including the Proxy Statement.

Resulting Corporation......  BancGroup, as the surviving corporation resulting from the Merger.

SEC........................  United States Securities and Exchange Commission.

Stockholders Meeting.......  The special meeting of stockholders of Acquired
                             Corporation called to approve the transactions contemplated by this Agreement.

Subsidiaries...............  Shall mean all those corporations, banks, associations, or other entities of which the entity in question owns or controls 5% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 5% or more of the outstanding equity securities is owned directly or indirectly by its parent; provided, however, there shall not be included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity.

Tax or Taxes...............  Means any federal, state, county, local, foreign, and other taxes, assessments, charges, fares, and impositions, including interest and penalties thereon or with respect thereto.

1933 Act...................  The Securities Act of 1933, as amended.

1934 Act...................  The Securities Exchange Act of 1934, as amended.

                                   ARTICLE 15

                                 MISCELLANEOUS

     15.1 Expenses. Each Party hereto shall bear its own legal, auditing, trustee, investment banking, regulatory and other expenses in connection with this Agreement and the transactions contemplated hereby.

     15.2 Benefit. This Agreement shall inure to the benefit of and be binding upon Acquired Corporation and BancGroup, and their respective successors. This Agreement shall not be assignable by any Party without the prior written consent of the other Party.

     15.3 Governing Law. Except to the extent that the laws of the State of Alabama apply to the Merger, this Agreement shall be governed by, and construed in accordance with the Laws of the State of Delaware without regard to any conflict of Laws.

     15.4 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to constitute an original. Each such counterpart shall become effective when one counterpart has been signed by each Party thereto.

     15.5 Headings. The headings of the various articles and sections of this Agreement are for convenience of reference only and shall not be deemed a part of this Agreement or considered in construing the provisions thereof.

     15.6 Severability. Any term or provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining terms and provisions thereof or affecting the validity or enforceability of such provision in any other jurisdiction, and if any term or provision of this Agreement is held by any court of competent jurisdiction to be void, voidable, invalid or unenforceable in any given circumstance or situation, then all other terms and provisions, being severable, shall remain in full force and effect in such circumstance or situation and the term or provision shall remain valid and in effect in any other circumstances or situation.

     15.7 Construction. Use of the masculine pronoun herein shall be deemed to refer to the feminine and neuter genders and the use of singular references shall be deemed to include the plural and vice versa, as appropriate. No inference in favor of or against any Party shall be drawn from the fact that such Party or such Party's counsel has drafted any portion of this Agreement.

     15.8 Return of Information. In the event of termination of this Agreement prior to the Effective Date, each Party shall return to the other, without retaining copies thereof, all confidential or non-public documents, work papers and other materials obtained from the other Party in connection with the transactions contemplated in this Agreement and shall keep such information confidential, not disclose such information to any other person or entity, and not use such information in connection with its business.

     15.9 Equitable Remedies. The parties hereto agree that, in the event of a breach of this Agreement by either Party, the other Party may be without an adequate remedy at law owing to the unique nature of the contemplated transactions. In recognition thereof, in addition to (and not in lieu of) any remedies at law that may be available to the non-breaching Party, the non-breaching Party shall be entitled to obtain equitable relief, including the remedies of specific performance and injunction, in the event of a breach of this Agreement by the other Party, and no attempt on the part of the non-breaching Party to obtain such equitable relief shall be deemed to constitute an election of remedies by the non-breaching Party that would preclude the non-breaching Party from obtaining any remedies at law to which it would otherwise be entitled.

     15.10 Attorneys' Fees. If any Party hereto shall bring an action at law or in equity to enforce its rights under this Agreement (including an action based upon a misrepresentation or the breach of any warranty, covenant, agreement or obligation contained herein), the prevailing Party in such action shall be entitled to recover from the other Party its costs and expenses incurred in connection with such action (including fees, disbursements and expenses of attorneys and costs of investigation).

     15.11 No Waiver. No failure, delay or omission of or by any Party in exercising any right, power or remedy upon any breach or Default of any other Party shall impair any such rights, powers or remedies of the Party not in breach or Default, nor shall it be construed to be a wavier of any such right, power or remedy, or an acquiescence in any similar breach or Default; nor shall any waiver of any single breach or Default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any Party of any provisions of this Agreement must be in writing and be executed by the Parties to this Agreement and shall be effective only to the extent specifically set forth in such writing.

     15.12 Remedies Cumulative. All remedies provided in this Agreement, by law or otherwise, shall be cumulative and not alternative.

     15.13 Entire Contract. This Agreement and the documents and instruments referred to herein constitute the entire contract between the parties to this Agreement and supersede all other understandings with respect to the subject matter of this Agreement.

     IN WITNESS WHEREOF, Acquired Corporation and BancGroup have caused this Agreement to be signed by their respective duly authorized officers as of the date first above written.

ATTEST:                                            GREAT SOUTHERN BANCORP

/s/ J. RUSSELL GREENE                              /s/ C. ROBERT STOCK
--------------------------------------------       --------------------------------------------
By: J. Russell Greene                              By: C. Robert Stock
Its: President & CEO                               Its: Chairman

(CORPORATE SEAL)

ATTEST:                                            THE COLONIAL BANCGROUP, INC.

/s/ DONNA R. PIEL                                  /s/ ROBERT E. LOWDER
--------------------------------------------       --------------------------------------------
By: Donna R. Piel                                  By: Robert E. Lowder
Its: Assistant Secretary                           Its: Chief Financial Officer

(CORPORATE SEAL)

                                                                      APPENDIX B

May 16, 1997

Board of Directors
Great Southern Bancorp, Inc.
2000 Palm Beach Lakes Boulevard
West Palm Beach, FL 33409

Members of the Board:

     Great Southern Bancorp, Inc., a Florida corporation ("Great Southern") and The Colonial BancGroup, Inc., an Alabama corporation ("Colonial") have entered into an Agreement and Plan of Merger ("Agreement"), dated as of March 6, 1997, pursuant to which Great Southern will be merged with and into Colonial, which will be the surviving entity (the "Merger"). As set forth in the Agreement, each issued and outstanding share of Great Southern common stock ("Great Southern Common Stock") shall be converted into a number of shares of Colonial common stock ("Colonial Common Stock") equal to $13.05 divided by the Market Value. The "Market Value" shall represent the per share market value of Colonial Common Stock at the effective date and shall be determined by calculating the average of the closing prices of Colonial Common Stock as reported by the NYSE on each of the ten (10) consecutive trading days ending on the trading day five calendar days immediately preceding the Effective Date, as defined in the Agreement; provided, however, that the Market Value shall not be less than $19.88 nor more than $26.88, regardless of the actual Market Value as calculated. Accordingly, the maximum number of shares of Colonial Common Stock to be issued in the Merger shall be 1,044,292 (based upon a minimum Market Value of $19.88) and the minimum number of shares of Colonial Common Stock to be issued in the Merger shall be 772,341 (based upon a maximum Market Value of $26.88), assuming 1,590,845 shares of Great Southern Common Stock are outstanding at the Effective Date, subject to certain adjustments detailed in the Agreement.

     You have requested our opinion as to the fairness of the consideration to be paid (the "Merger Consideration"), from a financial point of view, to the shareholders of Great Southern, as of the date hereof.

     During the course of our engagement, we have, among other things: (i) reviewed the Agreement, the Proxy Statement/Prospectus, and certain other related documents; (ii) reviewed certain publicly available financial and other data, including the audited and unaudited financial statements of Great Southern and Colonial for each of the three fiscal years ended December 31, 1996, 1995, and 1994, and the interim financial statements through March 31, 1997, as well as certain other relevant internally generated Great Southern and Colonial reports relating to asset/liability management, asset quality and so forth, as made available to us; (iii) reviewed and analyzed other materials bearing upon the financial and operating condition of Great Southern and Colonial and materials prepared in connection with the proposed transaction; (iv) reviewed the operating characteristics of certain other financial institutions deemed relevant to the contemplated transaction; (v) reviewed the nature and terms of recent sale and merger transactions involving banks, thrifts, bank and thrift holding companies and other financial institutions that we considered relevant;
(vi) considered other indications of interest including those submitted by 1st United Bancorp, Inc.; (vii) reviewed historical and current market data for Colonial Common Stock; (viii) conducted meetings with members of the senior managements of Great Southern and Colonial for the purpose of reviewing the future prospects of Great Southern and Colonial, the strategic objectives of each, and the possible financial benefits which might be realized following the Merger; (ix) evaluated the pro forma ownership of Colonial Common Stock by Great Southern shareholders, relative to the pro forma contribution of Great Southern's assets, liabilities, equity and earnings to Colonial; and (x) performed such other analyses and examinations as we deemed appropriate.

     In rendering this opinion, we have relied upon, without independent verification, the accuracy and completeness of the financial and other information and representations provided to us by Great Southern and Colonial. We have relied upon the managements of Great Southern and Colonial as to the reasonableness and achievability of the financial forecasts and projections (and the assumptions and bases therefore) utilized in our analyses, and have assumed that such forecasts and projections represent the best available estimates of management. We are not experts in the evaluation of loan portfolios or the allowances for loan losses with respect thereto and have assumed that such allowances by Great Southern and Colonial are in the aggregate adequate to cover such losses. In addition, we have not reviewed individual credit files nor have we made an independent appraisal of the assets and liabilities of Great Southern and Colonial or any of their subsidiaries and we have not been furnished with any such evaluation or appraisal. Finally we have assumed that the Merger will be recorded as a pooling of interests in accordance with generally accepted accounting principles as stipulated in the Agreement.

     Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of the date hereof.

     ABN AMRO Chicago Corporation ("AACC"), as part of its investment banking business, is continually engaged in the valuation of banks and bank holding companies and thrifts and thrift holding companies in connection with mergers and acquisitions, as well as initial and secondary offerings of securities and valuations for other purposes. AACC is a member of all principal U.S. securities exchanges and may from time to time purchase securities from, or sell securities to, Great Southern or Colonial and, either directly or through affiliates, buy or sell the equity securities of Great Southern or Colonial as principal or for the accounts of customers.

     The Board of Directors has requested that AACC issue this opinion and AACC will receive a fee from Great Southern for delivering this opinion to be used in evaluating the proposed merger.

     This opinion is limited to the fairness, from a financial point of view, to the holders of Great Southern Common Stock, of the Merger Consideration. Moreover, this letter, and the opinion expressed herein, is directed to the Board of Directors of Great Southern and does not constitute a recommendation to any shareholder as to how such shareholder should vote on the Merger.

     Based on the foregoing and our experience as investment bankers, we are of the opinion that, as of the date hereof, the Merger Consideration to be paid to the shareholders of Great Southern, as described in the Agreement, is fair from a financial point of view.

Sincerely,

ABN AMRO Chicago Corporation

                                                                      APPENDIX C

     607.1301 DISSENTER'S RIGHTS; DEFINITIONS. -- The following definitions apply to sec.sec. 607.1302 and 607.1302 and 607.132:

          (1) "Corporation" means the issuer of the shares held by a dissenting shareholder before the corporate action or the surviving or acquiring corporation by merger or share exchange of that issuer.

          (2) "Fair value," with respect to a dissenter's shares, means the value of the shares as of the close of business on the day prior to the shareholders' authorization date, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

          (3) "Shareholders' authorization date" means the date on which the shareholders' vote authorizing the proposed action was taken, the date on which the corporation received written consents without a meeting from the requisite number of shareholders in order to authorize the action, or, in the case of a merger pursuant to sec. 607.1104, the day prior to the date on which a copy of the plan of merger was mailed to each shareholder of record of the subsidiary corporation.

     607.1302 RIGHT OF SHAREHOLDERS TO DISSENT. -- (1) Any shareholder has the right to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (a) Consummation of a plan of merger to which the corporation is a party:

             1. If the shareholder is entitled to vote on the merger, or

             2. If the corporation is a subsidiary that is merged with its parent under sec. 607.1104, and the shareholders would have been entitled to vote on action taken, except for the applicability of sec. 607.1104;

          (b) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation, other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange pursuant to sec. 607.1202, including a sale in dissolution but not including a sale pursuant to court order or a sale of cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within 1 year after the date of sale;

          (c) As provided in sec. 607.0902(11), the approval of a control-share acquisition;

          (d) Consummation of a plan of share exchange to which the corporation is a party as the corporation the shares of which will be acquired, if the shareholder is entitled to vote on the plan;

          (e) Any amendment of the articles of incorporation if the shareholder is entitled to vote on the amendment and if such amendment would adversely affect such shareholder by:

             1. Altering or abolishing any preemptive rights attached to any of his shares;

             2. Altering or abolishing the voting rights pertaining to any of his shares, except as such rights may be affected by the voting rights of new shares then being authorized of any existing or new class or series of shares;

             3. Effecting an exchange, cancellation, or reclassification of any of his shares, when such exchange, cancellation, or reclassification would alter or abolish his voting rights or alter his percentage or equity in the corporation, or effecting a reduction or cancellation of accrued dividends or other arrearages in respect to such shares;

             4. Reducing the stated redemption price of any of his redeemable shares, altering or abolishing any provision relating to any sinking fund for the redemption or purchase of any of his shares, or making any of his shares subject to redemption when they are not otherwise redeemable;

             5. Making noncumulative, in whole or in part, dividends of any of his preferred shares which had theretofore been cumulative;

             6. Reducing the stated dividend preference to any of his preferred shares; or

             7. Reducing any stated preferential amount payable on any of his preferred shares upon voluntary or involuntary liquidation; or

          (f) Any corporate action taken, to the extent the articles of incorporation provide that a voting or nonvoting shareholder is entitled to dissent and obtain payment for his shares.

     (2) A shareholder dissenting from any amendment specified in paragraph
(1)(e) has the right to dissent only as to those of his shares which are adversely affected by the amendment.

     (3) A Shareholder may dissent as to less than all the shares registered in his name. In that event, his rights shall be determined as if the shares as to which he has dissented and his other shares were registered in the names of different shareholders.

     (4) Unless the articles of incorporation otherwise provide, this section does not apply with respect to a plan of merger or share exchange or a proposed sale or exchange of property, to the holders of shares of any class or series which, on the record date fixed to determine the shareholders entitled to vote at the meeting of shareholders at which such action is to be acted upon or to consent to any such action without a meeting, were either registered on a national securities exchange or designated as a national market system security on a interdealer quotation system by the National Association of Securities Dealers, Inc., or held of record by not fewer than 2,000 shareholders.

     (5) A shareholder entitled to dissent and obtain payment for his shares under this section may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     607.1320 PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS. -- (1)(a) If a proposed corporate section creating dissenters' rights under sec. 607.1320 is submitted to a vote at a shareholders' meeting, the meeting notice shall state that shareholders are or may be entitled to assert dissenters' rights and be accompanied by a copy of sec.sec. 607.1301, 607.1302, and 607.1320. A shareholder who wishers to assert dissenter's rights shall:

          1. Deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated, and

          2. Not vote his shares in favor of the proposed action. A proxy or vote against the proposed action does not constitute such a notice of intent to demand payment.

     (b) If proposed corporate action creating dissenters' rights under sec. 607.1302 is effectuated by written consent without a meeting, the corporation shall deliver a copy of sec.sec. 607.1301, 607,1302, and 607.1320 to each shareholder simultaneously with any request for his written consent or, if such a request is not made, within 10 days after the date the corporation received written consents without a meeting from the requisite number of shareholders necessary to authorize the action.

     (2) Within 10 days after the shareholders' authorization date, the corporation shall give written notice of such authorization or consent or adoption of the plan of merger, as the case may be, to each shareholder who filed a notice of intent to demand payment for his shares pursuant to paragraph
(1)(a) or, in the case of action authorized by written consent, to each shareholder, excepting any who voted for, or consented in writing to, the proposed action.

     (3) Within 20 days after the giving of notice to him, any shareholder who elects to dissent shall file with the corporation a notice of such election, stating his name and address, the number, classes, and series of shares. Any shareholder failing to file such election to dissent within the period set forth shall be bound by the terms of the proposed corporate action. Any shareholder filing an election to dissent shall deposit his certificates for certificated shares with the corporation simultaneously with the filing of the election to dissent. The corporation may restrict the transfer of uncertificated shares from the date the shareholder's election to dissent is filed with the corporation.

     (4) Upon filing a notice of election to dissent, the shareholder shall thereafter be entitled only to payment as provided in this section and shall not be entitled to vote or to exercise any other rights of a shareholder. A notice of election may be withdrawn in writing by the shareholder at any time before an offer is made by the corporation, as provided in subsection (5), to pay for his shares. After such offer, no such notice of election may be withdrawn unless the corporation consents thereto. However, the right of such shareholder to be paid the fair value of his shares shall cease, and he shall be reinstated to have all right of such shareholder to be paid the fair value of his shares shall cease, and he shall be reinstated to have all his rights as a shareholder as of the filing of his notice of election, including any intervening preemptive rights and the right to payment of any intervening dividend or other distribution or, if any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of the corporation, the fair value thereof in cash as determined by the board as of the time of such expiration or completion, but without prejudice otherwise to any corporate proceeding that may have been taken in the interim, if:

          (a) Such demand is withdrawn as provided in this section;

          (b) The proposed corporate action is abandoned or rescinded or the shareholders revoke the authority to effect such action;

          (c) No demand or petition for the determination of fair value by a court has been made or filed within the time provided in this section; or

          (d) A court of competent jurisdiction determines that such shareholder is not entitled to the relief provided by this section.

     (5) Within 10 days after the expiration of the period in which shareholders may file their notices of election to dissent, or within 10 days after such corporate action is effected, whichever is later (but in no case later than 90 days from the shareholders' authorization date), the corporation shall make a written offer to each dissenting shareholder who has made demand as provided in this section to pay an amount the corporation estimates to be the fair value for such shares. If the corporate action has not been consummated before the expiration of the 90-day period after the shareholders' authorization date, the offer may be made conditional upon the consummation of such action. Such notice and offer shall be accompanied by:

          (a) A balance sheet of the corporation, the shares of which the dissenting shareholder holds, as of the latest available date and not more than 12 months prior to the making of such offer; and

          (b) A profit and loss statement of such corporation for the 12-month period ended on the date of such balance sheet or, if the corporation was not in existence throughout such 12-month period, for the portion thereof during which it was in existence.

     (6) If within 30 days after the making of such offer any shareholder accepts the same, payment for his shares shall be made within 90 days after the making of such offer or the consummation of the proposed action, whichever is later. Upon payment of the agreed value, the dissenting shareholder shall cease to have any interest in such shares.

     (7) If the corporation fails to make such offer within the period specific therefor in subsection (5) or if it makes the offer and any dissenting shareholder or shareholders fail to accept the same within the period of 30 days thereafter, then the corporation, within 30 days after receipt of written demand from any dissenting shareholder given within 60 days after the date on which such corporate action was effected, shall, or at its election at any time within such period of 60 days may, file an action in any court of competent jurisdiction in the county in this state where the registered office of the corporation is located requesting that the fair value of such shares be determined. The court shall also determine whether each dissenting shareholder, as to whom the corporation requests the court to make such determination, is entitled to receive payment for his shares. If the corporation fails to institute the proceeding as herein provided, any dissenting shareholders (whether or not residents of this state), other than shareholders who have agreed with the corporation as to the value of their shares, shall be made parties to the proceeding as an action against their shares. The corporation shall serve a copy of the initial pleading in such proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint and upon each nonresident dissenting shareholder either by registered or certified mail and publication or in such other manner as is permitted by law. The jurisdiction of the court is plenary and exclusive. All shareholders who are proper parties to the proceeding are entitled to judgment against the corporation for the amount of the fair value of their shares. The court may, if it so elects, appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have such power and authority as is specified in the order of their appointment or an amendment thereof. The corporation shall pay each dissenting shareholder the amount found to be due him within 10 days after final determination of the proceedings. Upon payment of the judgment, the dissenting shareholder shall cease to have any interest in such shares.

     (8) The judgment may, at the discretion of the court, include a fair rate of interest, to be determined by the court.

     (9) The costs and expenses of any such proceeding shall be determined by the court and shall be assessed against the corporation, but all or any part of such costs and expenses may be apportioned and assessed as the court deems equitable against any or all of the dissenting shareholders who are parties to the proceeding, to whom the corporation has made an offer to pay for the shares, if the court finds that action of such shareholders in failing to accept such offer was arbitrary, vexatious, or not in good faith. Such expenses shall include reasonable compensation for, and reasonable expenses of, the appraisers, but shall exclude the fees and expenses of counsel for, and experts employed by, any party. If the fair value of the shares, as determined, materially exceeds the amount which the corporation offered to pay therefor or if no offer was made, the court in its discretion may award to any shareholder who is a party to the proceeding such sum as the court determines to be reasonable compensation to any attorney or expert employed by the shareholder in the proceeding.

     (10) Shares acquired by a corporation pursuant to payment of the agreed value thereof or pursuant to payment of the judgment entered therefor, as provided in this action, may be held and disposed of by such corporation as authorized but unissued shares of the corporation, except that, in the case of a merger, they may be held and disposed of as the plan of merger otherwise provides. The shares of the surviving corporation into which the shares of such dissenting shareholders would have been converted had they assented to the merger shall have the status of authorized but unissued shares of the surviving corporation.

                                                                        APPENDIX



PROXY
                      SOLICITED BY THE BOARD OF DIRECTORS
                             GREAT SOUTHERN BANCORP
                        SPECIAL MEETING OF SHAREHOLDERS
                                 JUNE 18, 1997

    The undersigned hereby appoints Arthur S. Hillbrath and C. Robert Stock, and either of them, or such other persons as the board of directors of Great Southern Bancorp ("Great Southern"), may designate, proxies for the undersigned, with full power of substitution, to represent the undersigned and to vote all of the shares of common stock of Great Southern at the special meeting of shareholders to be held on June 18, 1997, and at any and all adjournments and postponements thereof.

1. To ratify and approve the Agreement and Plan of Merger dated as of March 6, 1997, pursuant to which Great Southern will be merged with and into The Colonial BancGroup, Inc.

             [ ] FOR             [ ] AGAINST             [ ] ABSTAIN

2. In their discretion, to vote on such other matters as may properly come before the meeting, and to vote upon matters incident to the conduct of the meeting.

    THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF GREAT SOUTHERN AND WILL BE VOTED AS DIRECTED HEREIN. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR PROPOSAL 1 AND IN ACCORDANCE WITH THE DISCRETION OF THE PROXY HOLDERS RESPECTING SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE SPECIAL MEETING AND TO VOTE UPON MATTERS INCIDENT TO THE CONDUCT OF THE SPECIAL MEETING.

                                                  DATED:                  , 1997
                                                        ------------------

                                                  PHONE NO:
                                                           ---------------------


                                                  ------------------------------
                                                  (Signature of Shareholder


                                                  ------------------------------
                                                  (Signature of Shareholder, if
                                                  more than one)

                                                      Please sign exactly as
                                                  your name appears on the
                                                  envelope in which this
                                                  material was mailed. If shares
                                                  are held jointly, each
                                                  shareholder must sign. Agents,
                                                  executors, administrators,
                                                  guardians and trustees must
                                                  give full title as such.
                                                  Corporations should sign by
                                                  their president or authorized
                                                  officer.

                 SUPPLEMENT TO PROXY STATEMENT AND PROSPECTUS


     The Proxy Statement and Prospectus dated May 16, 1997, relating to the Merger of Great Southern Bancorp with The Colonial BancGroup, Inc. ("BancGroup") inadvertently omitted at page i under "Documents Incorporated by Reference" to incorporate by reference BancGroup's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997. Such report is hereby incorporated by reference into the Proxy Statement and Prospectus. If you wish to receive a copy of such report, you should contact W. Flake Oakley, IV, Secretary, The Colonial BancGroup, Inc., One Commerce Street, Post Office Box 1108, Montgomery, Alabama 36192 (telephone 334-240-5000) or J. Russell Greene at Great Southern Bancorp, 2000 Palm Beach Lakes Boulevard, 8th Floor, West Palm Beach, Florida 33409, telephone (561)683-1600.

May 20, 1997